As filed with the Securities and Exchange Commission on February 13, 2012

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

EMPIRE STATE REALTY TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 953-0888

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Anthony E. Malkin

Chairman, Chief Executive Officer and President

c/o Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 953-0888

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Larry P. Medvinsky, Esq.	Stuart A. Barr, Esq.
Jason D. Myers, Esq.	Hogan Lovells US LLP
Clifford Chance US LLP	555 Third Street, NW
31 West 52nd Street	Washington, DC 20004
New York, New York 10019	Tel: (202) 637-5600
Tel: (212) 878-8000	Fax: (202) 637-5910
Fax: (212) 878-8375

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement. ☐

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller Reporting Company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Class A Common Stock, par value $0.01 per share	$1,000,000,000	$114,600

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of Class A common stock that may be purchased by the underwriters upon the exercise of their option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus, dated February 13, 2012

PROSPECTUS

             Shares

Class A Common Stock

Empire State Realty Trust, Inc. is a Maryland corporation organized to qualify as a real estate investment trust that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area.

This is our initial public offering and no public market currently exists for our Class A common stock. We are offering              shares of our Class A common stock as described in this prospectus. All of the shares of Class A common stock offered by this prospectus are being sold by us. We currently expect the initial public offering price to be between $             and $             per share of our Class A common stock. We intend to apply to have our Class A common stock listed on the New York Stock Exchange under the symbol “ESB.”

Shares of our common stock are subject to ownership limitations that are intended to, among other purposes, assist us in qualifying and maintaining our qualification as a real estate investment trust for U.S. federal income tax purposes. Our charter contains certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a             % ownership limit for all stockholders. See “Description of Securities—Restrictions on Ownership and Transfer” beginning on page 241 of this prospectus.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 27 of this prospectus for a discussion of certain risk factors that you should consider before investing in our Class A common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the option to purchase an additional              shares of our Class A common stock for 30 days after the date of this prospectus on the same terms and conditions set forth above if the underwriters sell more than              shares of Class A common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock on or about             , 2012.

BofA Merrill Lynch	Goldman, Sachs & Co.

The date of this prospectus is                      , 2012.

[PICTURE, TEXT AND/OR GRAPHICS FOR INSIDE COVER TO COME]

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You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires or indicates, references in this prospectus to “we,” “our,” “us” and “our company” refer to (i) Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.), a Maryland corporation, together with its consolidated subsidiaries, including Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, which we refer to in this prospectus as “our operating partnership,” after giving effect to the formation transactions described in this prospectus and (ii) our predecessor before giving effect to the formation transactions described in this prospectus. Unless the context otherwise requires or indicates, the information contained in this prospectus assumes (i) the formation transactions, as described under the caption “Structure and Formation of Our Company” beginning on page 221, have been completed; (ii) the              shares of Class A common stock to be sold in this offering are sold at $             per share, which is the mid-point of the range of prices set forth on the front cover of this prospectus; (iii) no exercise by the underwriters of their option to purchase up to an additional              shares of our Class A common stock; (iv) the operating partnership units to be issued in the formation transactions are valued at $             per unit; (v) the Class B common stock to be issued in the formation transactions is valued at $             per share; and (vi) all property information is as of September 30, 2011.

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Market Data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the section entitled “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm in January 2012. We have paid RCG a fee for such services. Such information is included herein in reliance on RCG’s authority as an expert on such matters. See “Experts.” In addition, we have obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable. Forecasts are based on industry surveys and the preparer’s expertise in the industry and there is no assurance that any of the projected amounts will be achieved. We believe this data others have compiled are reliable, but we have not independently verified this information. Any forecasts prepared by RCG are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice.

We own, manage, operate, acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area. We refer to our properties in Manhattan as our “Manhattan properties.” We use the term “greater New York metropolitan area” to refer only to Fairfield County, Connecticut and Westchester County, New York. We refer to our office and retail properties collectively as “our portfolio.” Our targeted office markets as defined by RCG include the Midtown Manhattan market, which spans from 30th Street north to Central Park (59th Street) and includes the Penn Station, Times Square South, Grand Central and West Side submarkets, and the Westchester County and Fairfield County markets. Our targeted retail markets as defined by RCG include Midtown Manhattan, Union Square (where Park Avenue meets 14th Street), the Upper East Side and Fairfield County. The manner in which we define our property markets and submarkets differs from how RCG has done so in its market study included herein. Further, RCG’s definition of the New York metropolitan area differs from our definition of the greater New York metropolitan area. RCG’s definition includes Putnam County and Rockland County in New York and Bergen County, Hudson County, and Passaic County in Northern New Jersey and excludes Fairfield County in Connecticut.

Predecessor Definition

Our predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that are owned or controlled by the sponsors (Anthony E. Malkin and Peter L. Malkin) and/or their affiliates and family members, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “our predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a

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Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “our predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. Our predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Class A and Class B Common Stock and Operating Partnership Units

Following this offering, we will have two classes of common stock, Class A common stock and Class B common stock. Shares of Class A common stock entitle the holders to one vote per share whereas shares of Class B common stock will entitle holders to 50 votes per share. The continuing investors that had an option to elect operating partnership units at the time of the election of consideration in the formation transactions had an option to elect to receive one share of Class B common stock in lieu of one operating partnership unit for every 50 operating partnership units such holder would have otherwise received in the formation transactions. The Class B common stock provides the holders thereof voting rights that generally correspond to their economic interests in our company, assuming such continuing investor elected to receive the maximum amount of shares of Class B common stock to which it was entitled in the formation transactions. No continuing investor receiving shares of Class B common stock will hold shares of common stock with an aggregate voting power that exceeds such continuing investor’s economic interest in our company. For a description of the material terms of our common stock, see “Description of Securities.” Interests in our operating partnership are denominated in units of limited partnership, which we call operating partnership units. Operating partnership units are redeemable for cash, or at our election, shares of our Class A common stock on a one-for-one basis. As used herein, when we refer to our ownership interest in our operating partnership, we mean the percentage of all operating partnership units that are expected to be held by us. Unless the context otherwise requires or indicates, the term “common stock” as used herein means both our Class A and Class B common stock. The term “fully diluted basis” means all outstanding shares of our Class A common stock at such time plus shares of Class A common stock that may be issuable upon the exchange of operating partnership units on a one-for-one basis and shares of Class A common stock issuable upon the conversion of Class B common stock on a one-for-one basis, which is not the same as the meaning of “fully diluted” under generally accepted accounting principles in the United States of America, or GAAP. The term “owns” in respect of ownership of securities of our company means the direct beneficial ownership of such securities or the ability to control the vote or disposition of such securities.

Non-GAAP Financial Measures

We use non-GAAP financial measures in this prospectus. For definitions and reconciliations of these non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Operating Income, “—Funds from Operations” and “—EBITDA.”

Miscellaneous

The term “reposition” means the strategic improvement of one or more of the following characteristics of a building: (i) tenant type, composition and credit quality, (ii) aggregate rentable square feet, (iii) average space leased per tenant, (iv) aggregate space leased, (v) lease term, (vi) average rent per square foot, (vii) aggregate rental revenue and/or (viii) branding and associated marketing efforts, and requires significant capital expenditures for physical improvements to the building and its amenities.

The term “Malkin Group” means all of the following, as a group: Anthony E. Malkin, Peter L. Malkin and each of their spouses and lineal descendants (including spouses of such descendants), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of any of the foregoing; provided, however that solely with respect to tax protection rights and parties who entered into

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the contribution agreements described in this prospectus, the Malkin Group shall also include the lineal descendants of Lawrence A. Wien and his spouse (including spouses of such descendants), any estates of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of the foregoing.

We refer to Anthony E. Malkin, our Chairman, Chief Executive Officer and President, David A. Karp, our Chief Financial Officer, Executive Vice President and Treasurer, Thomas P. Durels, our Executive Vice President, and Thomas N. Keltner, Jr., our General Counsel and Secretary, collectively as our “senior management team.”

The term “the Helmsley estate” means the interests of the estate of Leona M. Helmsley (including any interests in the existing entities transferred from the Helmsley estate to the Leona M. and Harry B. Helmsley Charitable Trust).

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company, including under the caption “Risk Factors,” as well as the historical and unaudited pro forma financial statements, including the related notes, appearing elsewhere in this prospectus.

THE COMPANY

Overview

We are a self-administered and self-managed real estate investment trust, or REIT, that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. We were formed to continue and expand the commercial real estate business of our predecessor, Malkin Holdings LLC and its affiliates. Our primary focus will be to continue to own, manage and operate our current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

As of September 30, 2011, we owned 12 office properties encompassing approximately 7.7 million rentable square feet of office space, which were approximately 79.9% leased (or 83.0% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.8 million rentable square feet of office space, including the Empire State Building, the world’s most famous office building. Our Manhattan office properties also contain an aggregate of 432,176 rentable square feet of premier retail space on their ground floor and/or lower levels. Our remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing in the aggregate approximately 1.8 million rentable square feet. The majority of square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, we have entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, that will support the development of an approximately 340,000 rentable square foot office building and garage, which we refer to herein as Metro Tower. As of September 30, 2011, our portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of September 30, 2011, our standalone retail properties were approximately 96.8% leased in the aggregate (or 96.8% giving effect to leases signed but not yet commenced as of that date).

In addition, we have an option to acquire from affiliates of our predecessor two additional Manhattan office properties encompassing approximately 1.4 million rentable square feet of office space and 153,298 rentable square feet of ground floor retail space. These option properties currently are subject to ongoing litigation and we have an option to acquire fee, long-term leasehold, sub-leasehold and/or sub-subleasehold interests in these two properties, as applicable, after such litigation is resolved. We refer to these properties as our option properties. For more information, please see “Business and Properties—Description of Option Properties.”

From 2002 through 2006, we gradually gained day-to-day management of our Manhattan office properties. Since then, we have been undertaking a comprehensive renovation and repositioning strategy of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. From 2002 through September 30, 2011, we have invested a total of approximately $296.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties pursuant to this program. We currently intend to invest between $175.0 million and $215.0 million of additional capital through the end of 2013. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, we currently estimate that between $55.0 million and $65.0 million of capital is needed beyond 2013 to complete the renovation program at the Empire State Building, which we expect to complete substantially in 2016, due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. We intend to fund these capital improvements through a combination of operating cash flow and borrowings.

These improvements, within our renovation and repositioning program, include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. We have also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “Business and Properties—Renovation and Repositioning Case Studies,” and we believe has the potential to improve our operating margins and cash flows in the future. We believe we will continue to enhance our tenant base and improve rents as our pre-renovation leases continue to expire and be re-leased.

The Empire State Building is our flagship property and provides us with a significant and diversified source of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. On a pro forma basis, during the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively, we generated approximately $156.7 million and $197.4 million of revenue from the Empire State Building. The ongoing repositioning of the Empire State Building, which comprises 2,675,779 rentable square feet of office space and 163,655 rentable square feet of retail space, is representative of our strategic vision for our Manhattan office properties. To date, our renovation and repositioning efforts have enabled us to lease significant amounts of space at the Empire State Building to new higher credit-quality tenants, including: LF USA; Skanska; Coty, Inc.; the Federal Deposit Insurance Corporation; Funaro & Co.; LinkedIn; Noven Pharmaceuticals; People’s Daily Online USA; Taylor Global; Turkish Airlines; and World Monuments Fund. We believe completing the repositioning program for the Empire State Building, as well as our other Manhattan office properties, represents a significant growth opportunity for our company.

We are led by Anthony E. Malkin, our Chairman, Chief Executive Officer and President, who has a strong reputation in the industry for quality management, repositioning and marketing expertise. Mr. Malkin, together with our senior management team, has developed our strategy with a focus on tenant and broker relationships and the cultivation of our brand to attract higher credit-quality tenants to our improved buildings and negotiate attractive rental terms. Mr. Malkin has over 23 years of real estate experience specifically in expanding, renovating, repositioning and managing this portfolio. Our senior management team has an average of approximately 28 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance, and Messrs. Malkin, Durels and Keltner have worked together for our predecessor for over 22 years, and have supervised the design and implementation of our renovation and repositioning program.

Market Information

Unless otherwise indicated, all information in this Market Information section is derived from the market studies prepared by Rosen Consulting Group, or RCG, a national commercial real estate advisory company. Market data not derived from the market studies prepared by RCG were derived from publicly available information and other industry sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable. Forecasts are based on data (including third-party data), models and experience of these sources, and are based on various assumptions, all of which are subject to change without notice. There is no assurance any of the projected amounts will be achieved. We believe the data others have compiled are reliable, but we have not independently verified this information.

Manhattan Office Market

Manhattan’s office market is by far the largest in the United States, measured by total square footage, with approximately 393 million square feet of office space. Manhattan’s sustained job growth, skilled labor force, excellent transportation access and broad range of service industries drive strong demand for office space through economic cycles. Correspondingly, the Manhattan office market commands the highest overall average gross asking rents of any market in the United States based on asking rents as of December 31, 2011. While the office tenant base is broad, several industries are more prominent than others, including financial services, legal services, media and publishing, advertising, communications, and fashion/apparel. RCG believes Manhattan’s office market as a whole is in the early stages of a recovery, particularly within the Midtown submarket. Demand for office space in Manhattan continued its recovery in 2011 with leasing activity up 14% over 2010 to its highest level in a decade. During 2011, Manhattan experienced a positive net absorption of approximately 5.5 million square feet and rent growth of 5.4% over 2010 compared to a 15% decline in asking rents in 2009. The overall vacancy rate decreased to 9.1% as of the fourth quarter of 2011 from 10.5% at year-end 2010. RCG expects this recovery to continue with average annual rent growth of 9.4% between 2012 and 2015 and a decrease in the overall vacancy rate from 9.1% in 2011 to 7.4% in 2015.

New York City and Manhattan Retail Market

New York’s retail market benefits from positive fundamentals, including favorable demographics, high average income, strong local demand base, significant barriers to entry, and a high volume of domestic and international visitors. RCG’s outlook for the New York City and Manhattan retail markets is positive with sustained job growth, declining unemployment, stabilizing home values and improving consumer confidence. With a combined population greater than 20 million, New York City metropolitan region is by far the most populous in the country. In addition to the local population, domestic and international leisure travelers are drawn to New York City for its theaters, historical sites, museums, shopping and other cultural opportunities. A record high 50.2 million travelers visited New York City in 2011, according to NYC & Company, while direct visitor spending in New York City reached $32.0 billion in 2011, up from $14.7 billion in 1998.

The borough of Manhattan contains approximately 110 million square feet of retail space according to the Real Estate Board of New York. The main retail corridors have improved during the early stages of economic recovery as consumer spending has stabilized and tourism activity has rebounded. Spaces in prime corridors are among the most highly sought-after retail locations in the world and therefore command among the highest rents. Retail demand in Manhattan is driven by an affluent local population, commuters and a high concentration of business and leisure travelers.

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office and retail properties as a result of the following competitive strengths:

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Irreplaceable Portfolio of Office Properties in Midtown Manhattan. Our Manhattan office properties are located in one of the most prized office markets in the world due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. Management believes these properties could not be replaced today on a cost-competitive basis, if at all. As of September 30, 2011, we owned seven Manhattan office properties encompassing approximately 5.8 million rentable square feet of office space, including the Empire State Building, our flagship property and the world’s most famous office building. All of these properties include premier retail space on their ground floor and/or lower levels, which comprise 432,176 rentable square feet in the aggregate and all of which have recently undergone significant renovations.

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Expertise in Repositioning and Renovating Manhattan Office Properties. We have substantial expertise in renovating and repositioning Manhattan office properties, having invested a total of approximately $296.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties since we assumed day-to-day management of these properties beginning with One Grand Central Place in November 2002. We have gained substantial experience in upgrading, renovating and modernizing (or are in the process thereof) all building lobbies, corridors, bathrooms and elevator cabs and old, antiquated spaces to include new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning, as well as enhanced tenant amenities). We have successfully aggregated and are continuing to aggregate smaller spaces to offer larger blocks of space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. As part of this program, we converted some or all of the ground office floors of certain of our Manhattan office properties to higher rent retail space. We believe that the post-renovation high quality of our buildings and the service we provide also attract higher credit-quality tenants and allow us to grow cash flow.

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Leader in Energy Efficiency Retrofitting. We have pioneered certain practices in energy efficiency at the Empire State Building where we have partnered with the Clinton Climate Initiative, Johnson Controls Inc., Jones Lang LaSalle and the Rocky Mountain Institute to create and implement a groundbreaking, replicable process for integrating energy efficiency retrofits in the existing built environment. The reduced energy consumption reduces costs for us and our tenants, and we believe creates a competitive advantage for our properties. We believe that higher quality tenants in general place a higher priority on sustainability, controlling costs, and minimizing contributions to greenhouse gases. We believe our expertise in this area gives us the opportunity to attract higher quality tenants at higher rental rates and to reduce our expenses. As a result of our efforts, the Empire State Building is now an Energy Star building and has been awarded LEED EBOM-Gold certification. We plan on implementing energy efficiency retrofitting projects in our Manhattan office properties based on our work at the Empire State Building. Finally, we maintain a series of management practices utilizing recycling of tenant and construction waste, recycled content carpets, low off-gassing paints and adhesives, “green” pest control and cleaning solutions, and recycled paper products throughout our office portfolio. We believe that our portfolio’s attractiveness is enhanced by these practices and that this should result in higher rental rates, longer lease terms and higher quality tenants.

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Attractive Retail Locations in Densely Populated Metropolitan Communities. As of September 30, 2011, our portfolio also included six standalone retail properties and retail space at the ground floor and/or lower levels of our Manhattan office properties, encompassing 636,628 rentable square feet in the aggregate, which were approximately 86.2% leased in the aggregate (or 87.0% giving effect to leases signed but not yet commenced as of that date). All of these properties are located in premier retail corridors with convenient access to mass transportation, a diverse tenant base and high pedestrian traffic and/or main destination locations. Our retail portfolio includes 615,195 rentable square feet located in Manhattan and 21,433 rentable square feet located in Westport, Connecticut. Our retail tenants cover a number of industries, including financial services, and include AT&T; Ann Taylor; Bank of America; Bank Santander (Sovereign Bank); Best Buy; Billabong; Charles Schwab; Chipotle; Duane Reade; Ethan Allen; the GAP; HSBC; JP Morgan Chase; Loews Theatre; Lululemon; Men’s Wearhouse; Nike; Panera Bread; Sprint; Starbuck’s; Theory; TJ Maxx; and Walgreens.

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Experienced and Committed Management Team with Proven Track Record. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have developed relationships we believe enable us to both secure high credit-quality tenants on attractive terms, as well as provide us with potential acquisition opportunities. We have substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing and a platform that is highly scalable. Members of our senior management team have worked in the real estate industry for an average of approximately 28 years, and Messrs. Malkin, Durels and Keltner have worked together for our predecessor for over 22 years. Upon completion of this offering, our senior management team is expected to own     % of our common stock on a fully diluted basis, and therefore their interests are expected to be aligned with those of our stockholders, and they are incentivized to maximize returns for our stockholders.

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Strong Balance Sheet Well Positioned For Future Growth. Upon completion of this offering, we expect to have pro forma total debt outstanding of approximately $1.04 billion, with a weighted average interest rate of 5.29%, a weighted average maturity of 4.5 years and 84.0% of which is fixed-rate indebtedness. Additionally, we expect to have approximately $179.1 million of available borrowing capacity under our loans on a pro forma basis. Upon completion of this offering and on a pro forma basis for the year ended December 31, 2010, we had a debt-to-earnings before interest, income tax, depreciation and amortization, or EBITDA, ratio of approximately 5.18x. For the year ended December 31, 2010, our pro forma EBITDA and pro forma net income were approximately $201.6 million and $84.6 million, respectively. We have no debt maturing in 2012 and approximately $58.3 million maturing in 2013.

Business and Growth Strategies

Our primary business objectives are to maximize cash flow and total returns to our stockholders and to increase the value of our properties through the pursuit of the following business and growth strategies:

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Lease-up Available Space at Manhattan Office Properties. As of September 30, 2011, our Manhattan office properties were approximately 76.9% leased (or 80.6% giving effect to leases signed but not yet commenced as of that date) and had approximately 1.1 million rentable square feet of available space (excluding leases signed but not yet commenced). This compares to an average of 90.4% leased in midtown Manhattan according to RCG as of December 31, 2011. We believe our renovation and repositioning program for our Manhattan office properties is a catalyst for additional lease-up. We have created large blocks of available space and intend to continue to create such blocks over the next several years as part of our comprehensive repositioning strategy to attract larger, higher credit-quality tenants at higher rents for longer lease terms with higher average retention rates and greater prospects for growth. Individual and multiple floors have been assembled and are being assembled for larger users. To date we believe these efforts have accelerated our ability to lease space to new higher credit-quality tenants, many of which have expanded the office space they lease from us over time. Examples of this include LF USA, Coty. Inc., the Federal Deposit Insurance Corporation, and Actimize which collectively have leases signed with us for over 1,275,265 rentable square feet that represent additional annualized base rent of $51,117,013 as of September 30, 2011. We also employ a pre-built suite strategy in selected portions of some of our properties to appeal to many credit-worthy smaller tenants by fitting out some available space with new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning) for immediate occupancy.

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Increase Existing Below-Market Rents. We believe we can capitalize on the successful repositioning of our Manhattan office portfolio and improving market fundamentals to increase rents. For example, we expect to benefit from the re-leasing of 26.1%, or approximately 1.5 million rentable square feet (including month-to-month leases), of our Manhattan office leases expiring through December 31, 2014, which we generally believe are currently at below market rates. These expiring leases represent a weighted average base rent of $35.72 per square foot based on current measurements. As older leases expire, we expect to continue to upgrade certain space to further increase rents and we expect to increase the total rentable square footage of such space as a result of remeasurement and application of market loss factors to our space which we expect will generate additional rental revenue.

•

Complete the Redevelopment and Repositioning of Our Current Portfolio. We intend to continue to increase occupancy, improve tenant quality and enhance cash flow and value by completing the renovation and repositioning of our Manhattan office properties. We intend selectively to continue to allow leases for smaller spaces to expire or relocate smaller tenants in order to aggregate, demolish and re-demise existing office space into larger blocks of vacant space, which we believe will attract higher credit-quality tenants at higher rental rates. We apply rigorous underwriting analysis to determine if aggregation of vacant space for future leasing to larger tenants will improve our cash flows over the long term. In addition, we are a leader in developing economically justified energy efficiency retrofitting and sustainability and have made it a portfolio-wide initiative. We believe this makes our properties desirable to high credit-quality tenants at higher rental rates and longer lease terms.

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Pursue Attractive Acquisition and Development Opportunities. We will opportunistically pursue attractive opportunities to acquire office and retail properties, including the option properties. We intend to focus our acquisition strategy primarily on Manhattan office properties and, to a lesser extent, office and multi-tenanted retail properties in densely populated communities in the greater New York metropolitan area and other markets we may identify in the future. We believe we can utilize our industry relationships (including well-known real estate owners in Manhattan), brand recognition, and our expertise in redeveloping and repositioning office properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. Our strong balance sheet, access to capital, and ability to offer operating partnership units in tax deferred acquisition transactions should give us significant flexibility in structuring and consummating acquisitions.

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Proactively Manage Our Portfolio. We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates. We utilize our comprehensive building management services and our strong commitment to tenant and broker relationships and satisfaction to negotiate attractive leasing deals and to attract high credit-quality tenants. We proactively manage our rent roll and maintain continuous communication with our tenants. We believe long-term tenant relationships will improve our operating results over time by reducing leasing, marketing and tenant improvement costs and reducing tenant turnover.

Our Portfolio Summary

As of September 30, 2011, our portfolio consisted of 12 office properties and six standalone retail properties totaling approximately 8.3 million rentable square feet and was approximately 80.4% leased (or 83.3% giving effect to leases signed but not yet commenced as of that date). In addition, we owned entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage (Metro Tower) at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, as of September 30, 2011. The table below presents an overview of our portfolio and our option properties as of September 30, 2011:

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Manhattan Office Properties

The Empire State Building	Penn Station- Times Square South	1930 / In process					$39.40
Office(8)			2,675,779	67.3%	$62,642,545	$34.79		282
Retail (9)			163,655	89.7%	$14,382,077	$98.01		24
One Grand Central Place	Grand Central	1930 / In process					$47.43
Office			1,157,911	79.7%	$41,343,400	$44.77		306
Retail			68,343	87.1%	$5,713,916	$96.00		19
250 West 57th Street	Columbus Circle- West Side	1921 / In process					$42.73
Office			476,870	84.6%	$15,760,697	$39.05		191
Retail			53,837	100.0%	$4,479,500	$83.20		6
501 Seventh Avenue	Penn Station- Times Square South	1923 / In process					$35.12
Office			431,971	90.8%	$13,596,266	$34.66		33
Retail			37,765	93.1%	$1,742,195	$49.55		11
1359 Broadway	Penn Station- Times Square South	1924 / In process					$37.54
Office			437,943	96.3%	$15,620,373	$37.03		35
Retail			27,618	78.9%	$1,665,115	$76.37		6
1350 Broadway(10)	Penn Station- Times Square South	1929 / In process					$56.29
Office			359,691	74.7%	$10,651,056	$39.65		74
Retail			30,895	100.0%	$5,724,987	$185.30		6
1333 Broadway	Penn Station- Times Square South	1915 / In process					$43.98
Office			296,565	93.2%	$11,391,478	$41.23		10
Retail			50,063	6.4%	$725,713	$226.86		3

Sub-Total / Weighted Average Manhattan Office Properties			6,268,906	77.2%	$205,439,318	$42.47	$42.11	1,006

Office			5,836,730	76.9%	$171,005,815	$38.12		931
Retail			432,176	81.3%	$34,433,503	$98.06		75

Greater New York Metropolitan Area Office Properties

First Stamford Place(11)	Stamford, Connecticut(12)	1986 / 2003	784,487	90.1%	$27,526,218	$38.95	$38.93	36
Metro Center	Stamford, Connecticut(12)	1987 / 1999	275,608	100.0%	$12,897,836	$46.80	$47.29	24
383 Main Avenue	Norwalk, Connecticut(13)	1985 / 1996	260,468	81.3%	$5,836,564	$27.55	$28.00	19
500 Mamaroneck Avenue	Harrison, New York(14)	1986 / 2004	289,682	91.4%	$7,144,466	$26.98	$27.38	30
10 Bank Street	White Plains, New York(15)	1989 / 2001	228,933	81.7%	$6,186,454	$33.08	$33.97	27

Sub-Total / Weighted Average Greater New York Metropolitan Area Office Properties			1,839,178	89.5%	$59,591,538	$36.21	$36.50	136
Total / Weighted Average Office Properties			7,675,908	79.9%	$230,597,353	$37.60	—	1,067

Property Name	Submarket	Year Built / Renovated(1)		Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Standalone Retail Properties
10 Union Square	Union Square	1988 / 1997		58,005	92.1%	$3,668,753	$68.64	$70.01	12
1542 Third Avenue	Upper East Side	1993	(16)	56,250	100.0%	$2,833,796	$50.38	$47.15	3
1010 Third Avenue	Upper East Side	1963 / 2007	(17)	44,662	100.0%	$2,812,709	$62.98	$65.88	2
77 West 55th Street	Midtown	1962	(16)	24,102	100.0%	$2,104,651	$87.32	$79.62	3
69-97 Main Street	Westport, Connecticut	1922 / 2005		17,103	88.3%	$1,303,460	$86.33	$89.46	4
103-107 Main Street	Westport, Connecticut	1900	(16)	4,330	100.0%	$423,696	$97.85	$94.69	3

Sub-Total / Weighted Average Standalone Retail Properties				204,452	96.8%	$13,147,065	$66.44	$65.78	27
Total / Weighted Average Retail Properties(18)				636,628	86.2%	$47,580,568	$86.66	—	102

Portfolio Total				8,312,536	80.4%	$278,177,921	$41.64	$41.43	1,169

Option Properties
112-122 West 34th Street(19)	Penn Station- Times Sq. South	1954 / In process						$34.64
Office				562,935	86.8%				64
Retail				133,437	100.0%				3
1400 Broadway	Penn Station- Times Sq. South	1930 / In process						$34.09
Office				853,690	81.0%				84
Retail				19,861	36.8%				6

Option Properties Total				1,569,923					157

(1)	For more information regarding the status of ongoing renovations at certain of our properties, see “Business and Properties—Description of Our Properties.”
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 133,299 square feet of space across our portfolio attributable to building management use and tenant amenities and (ii) 71,934 square feet of space attributable to our observatory.
(3)	Based on leases signed and commenced as of September 30, 2011 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Total abatements and free rent with respect to the office properties for leases in effect as of September 30, 2011 for the 12 months ending September 30, 2012 are $3,659,861. Total annualized base rent, net of abatements and free rent, for our office properties is $226,937,492. Annualized base rent for retail properties (including the retail space in our Manhattan office properties) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Total abatements, tenant reimbursements and free rent with respect to the retail properties (including the retail space in our Manhattan office properties) for leases in effect as of September 30, 2011 for the 12 months ending September 30, 2012 are $99,206. Total annualized base rent, net of abatements, tenant reimbursements and free rent, for our retail properties is $47,481,362. Annualized base rent data for our office and retail properties is as of September 30, 2011 and does not reflect scheduled lease expirations for the 12 months ending September 30, 2012.
(5)	Represents Annualized Base Rent under leases commenced as of September 30, 2011 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of September 30, 2011, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of September 30, 2011.
(7)	Represents the number of leases at each property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.
(8)	Includes 88,499 rentable square feet of space leased by our broadcasting tenants.
(9)	Includes 3,457 rentable square feet of space leased by Host Services of New York, a licensee of our observatory.
(10)	Denotes a ground leasehold interest in the property with a remaining term, including unilateral extension rights available to us, of approximately 39 years (expiring July 31, 2050).
(11)	First Stamford Place consists of three buildings.
(12)	This submarket is part of the Stamford, Connecticut—central business district (CBD) submarket as defined by RCG. See “Economic and Market Overview.”
(13)	This submarket is part of the South Central Stamford, Connecticut submarket as defined by RCG. See “Economic and Market Overview.”
(14)	This submarket is part of the Eastern Westchester County submarket as defined by RCG. See “Economic and Market Overview.”
(15)	This submarket is part of the White Plains, New York—CBD submarket as defined by RCG. See “Economic and Market Overview.”
(16)	No major renovation activity was undertaken at this property.
(17)	This property underwent major renovations in 2007 to coincide with the signing of a significant retail lease.
(18)	Includes 432,176 rentable square feet of retail space in our Manhattan office properties.
(19)	112-122 West 34th Street consists of two parcels having separate owners and ownership structures. The real property interests that we will acquire with respect to the parcel located at 112-120 West 34th Street consist of (i) a ground leasehold interest currently held by 112 West 34th Street Associates L.L.C., one of the affiliates of our predecessor with whom we have entered into an option agreement and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C., another affiliate of our predecessor with whom we have entered into an option agreement. The real property interests that we will acquire with respect to the parcel located at 122 West 34th Street consist of (i) a fee interest and a subleasehold interest currently held by 112 West 34th Street Associates L.L.C. and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C.

Renovation and Repositioning Case Studies

The below table provides case study information regarding our renovation and repositioning efforts at two of our buildings, Empire State Building and 1333 Broadway. The data represents full floors where we have completed renovation and repositioning efforts, including 22 of the 81 non-retail and non-observatory floors at the Empire State Building and eight of the ten non-retail floors at 1333 Broadway. These renovation activities are illustrative of the renovation efforts we have made which have allowed us to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost or that the results we expect to achieve will be accomplished. Accordingly, the information presented in the case studies should not be considered as indicative of our possible results and you should not rely on this information as an indication of our future performance.

The pre-renovation and repositioning statistics in the table below represent the leases existing on the applicable floor of the applicable building at a date within a three-year period prior to the commencement of tenant repositioning efforts which were implemented on such floor and which generally represented the highest occupancy for such floor during such period. The tenant repositioning efforts include the exercise of our rights to relocate tenants, negotiated relocations of tenants, the strategic expiration of existing leases to aggregate large blocks of space, including whole floors, as well as the implementation of marketing efforts in such space including the signing of significant tenants prior to the onset of the renovation work. Post-renovation and repositioning statistics in the table below represent full floors where we have completed our renovation and repositioning efforts and reflect leases signed for such space. In certain circumstances, certain tenants have signed leases where only a portion of their lease has commenced with the remainder of the lease to commence through 2012, except with respect to one tenant where such tenant’s leases will commence through 2014. The information in the table below presents statistics as if all such space under such leases have commenced.

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)
Empire State Building (completed floors)
Pre	167	805,746	69.4%	3,346	8.5	$19,787,463	$35.41
Post	18	1,050,344	99.0%	57,740	14.8	$43,236,247	$41.60

Change	(149)	244,598	29.6%	54,394	6.3	118.5%	17.5%
1333 Broadway (completed floors)
Pre	59	216,622	52.0%	1,909	4.6	$3,468,743	$30.80
Post	6	235,337	100.0%	39,223	13.3	$9,854,310	$41.87

Change	(53)	18,715	48.0%	37,314	8.7	184.1%	36.0%

(1)	The change in total rentable square footage results from a combination of remeasurement of, and changes in loss factor applied to, the renovated spaces. Post-renovation and repositioning property measurements are based on the Real Estate Board of New York measurement standards. Includes leases that have been signed but have not yet commenced.
(2)	Percent leased is calculated as (a) rentable square feet less available square feet divided by (b) rentable square feet.
(3)	Pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor and post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for leases that have been signed and assumes the lease has commenced.
(4)	Represents annualized gross rent divided by leased square feet.

Summary Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all the other information contained in this prospectus, before making an investment decision to purchase our Class A common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant part of your investment in our Class A common stock.

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All of our properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect us.

•

Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular, could have a material adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

•

There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that we will achieve the results we expect from our renovation and repositioning program, which could materially and adversely affect our financial condition and results of operations.

•

We may be unable to renew leases, lease vacant space or re-lease space on favorable terms as leases expire, which could materially and adversely affect our financial condition, results of operations and cash flow.

•	We are exposed to risks associated with property redevelopment and development that could materially and adversely affect our financial condition and results of operations.

•

We depend on significant tenants in our office portfolio, including LF USA, Legg Mason, Thomson Reuters, Warnaco and the Federal Deposit Insurance Company, which together represented approximately 18.4% of our total portfolio’s annualized base rent as of September 30, 2011.

•	Our dependence on rental income may materially and adversely affect our profitability, our ability to meet our debt obligations and our ability to make distributions to our stockholders.

•	Our option properties are subject to various risks, and we may not be able to acquire them.

•	Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions, which may impede our growth.

•	The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject us to additional risks.

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The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject us to additional risks.

•	Our outstanding indebtedness upon completion of this offering reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

•	The continuing threat of a terrorist event may materially and adversely affect our properties, their value and our ability to generate cash flow.

•	We did not negotiate the value of our properties at arm’s-length as part of the formation transactions, and the consideration given by us in exchange for them may exceed their fair market value.

•	We may assume unknown liabilities in connection with the formation transactions, which, if significant, could materially and adversely affect our business.

•	The departure of any of our key personnel could materially and adversely affect us.

•	Our Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from us, which could materially and adversely affect us.

•	Our operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect us.

•	We have no operating history as a REIT or as a publicly-traded company, and our inexperience could materially and adversely affect us.

•	Certain provisions of Maryland law could inhibit changes in control of our company, which could negatively affect the market price of our shares.

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There has been no public market for our Class A common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the market price of shares of our Class A common stock and make it difficult for investors to sell their shares.

•	Initial estimated cash available for distribution may not be sufficient to make distributions at expected levels.

•	You will experience immediate and substantial dilution from the purchase of the shares of Class A common stock sold in this offering.

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Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

•

The REIT distribution requirements could require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

Structure and Formation of Our Company

Prior to or concurrently with the completion of this offering, we will consummate the formation transactions which consist of a series of contributions, mergers and other transactions and which are designed to:

•	consolidate the ownership of our portfolio and our predecessor’s management companies into our operating partnership, which we refer to herein as the consolidation;

•	facilitate this offering;

•	enable us to raise capital on more favorable, flexible terms than typical mortgage financings or financings that otherwise previously have been available to us as a private company;

•	enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012;

•	defer the recognition of taxable gain by certain continuing investors (as defined below); and

•	enable continuing investors to obtain liquidity (after the expiration of applicable lock-up periods) for their investments.

Pursuant to the formation transactions, the following have occurred or will occur prior to or concurrently with the completion of this offering (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•	We were formed as a Maryland corporation on July 29, 2011.

•	Our operating partnership was formed as a Delaware limited partnership on November 28, 2011. We are the sole general partner of our operating partnership.

•

We will acquire, prior to or concurrently with the completion of this offering, through a series of contributions and merger transactions, the assets and liabilities of our predecessor, and the holders of interests in our predecessor will receive operating partnership units, shares of our common stock and/or cash. We refer to holders of interests in our predecessor that will own operating partnership units and/or shares of our common stock following consummation of the formation transactions as predecessor continuing investors. The agreements relating to the consolidation are subject to customary closing conditions, including the closing of this offering.

•

We will acquire, through a series of contributions and merger transactions, the assets and liabilities of the entities through which our predecessor holds non-controlling interests in four properties, or the related properties, for which our predecessor acts as the supervisor but which are not combined into our predecessor for accounting purposes, and the holders of interests in such properties will receive operating partnership units, shares of our common stock and/or cash. We refer to holders of interests in these four properties that will own operating partnership units and/or shares of our common stock following consummation of the formation transactions as non-predecessor continuing investors. We refer to predecessor continuing investors and non-predecessor continuing investors collectively as the continuing investors.

•

We will jointly elect with Empire State Realty Observatory TRS, LLC, a New York limited liability company, or Observatory TRS, which is the current lessee and operator of the observatory and which will be wholly owned by our operating partnership following the completion of this offering, for Observatory TRS to be treated as a taxable REIT subsidiary, or a TRS, under the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes following the completion of this offering. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. In addition, we will jointly elect with Empire State Realty Holdings TRS, LLC, a Delaware limited liability company, or Holding TRS, that will be wholly owned by our operating partnership following the completion of this offering, for Holding TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of this offering. Holding TRS and/or its wholly owned subsidiaries will provide certain construction services to third parties and will provide certain services to the tenants of our properties.

•

In consideration for the acquisition of our predecessor and the related properties, we expect to issue an aggregate of              operating partnership units (of which              units will be received by certain members of our senior management team, their affiliates and related persons and              operating partnership units will be received by our other continuing investors),              shares of our Class A common stock (of which              shares will be received by certain members of our senior management team, their affiliates and related persons and              shares will be received by our other continuing investors) and              shares of our Class B common stock (of which              shares will be received by certain members of our senior management team, their affiliates and related persons and              shares will be received by our other continuing investors), and pay approximately $             in cash from the net proceeds of this offering (of which $             is expected to be paid to non-accredited investors, and none of which will be paid to members of our senior management team, their affiliates and related persons). The aggregate value of the consideration to be issued and paid by us in the consolidation will be approximately $             million (of which approximately $             will be paid to certain members of our senior management team, their affiliates and related persons and $             will be paid to our other continuing investors). An increase in the actual public offering price will result in an increase in the value of the consideration paid to continuing investors, including certain members of our senior management team, their affiliates and related persons. Likewise, a decrease in the actual public offering price will result in a decrease in the value of the consideration paid to continuing investors. Investors who are not “accredited investors,” as defined under Regulation D of the Securities Act of 1933, as amended, or the Securities Act, will receive cash consideration rather than shares of our common stock or operating partnership units to ensure that the issuance of common stock and/or operating partnership units to accredited investors in the formation transactions can be effected in reliance upon an exemption from registration provided by Section 4(2) and Regulation D of the Securities Act.

•

The aggregate historical combined net tangible book value of our predecessor was a deficit of approximately $(76.7) million as of September 30, 2011. Net tangible book value measures the historical costs of tangible assets (net of accumulated depreciation) reduced by outstanding tangible liabilities and is reflective of the manner in which assets and liabilities are recorded on the balance sheet of a business enterprise under GAAP. Because the net tangible book value of our predecessor is based on the historical costs of tangible assets acquired and tangible liabilities incurred over more than 50 years of business activities, we do not believe that net tangible book value is reflective of the fair market value of the existing entities.

•

As a result of the formation transactions, we will assume approximately $1.04 billion of total debt (based on September 30, 2011 pro forma outstanding balances), and we expect to have approximately $179.1 million of additional borrowing capacity under our loans on a pro forma basis.

•

We will sell              shares of our Class A common stock in this offering and an additional              shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full. We will contribute the net proceeds from this offering to our operating partnership in exchange for              operating partnership units (or              operating partnership units if the underwriters exercise their option to purchase up to an additional              shares of our Class A common stock in full).

•

We intend to grant to certain members of our senior management team a total of              LTIP units and/or restricted shares of our Class A common stock, and we intend to grant              restricted shares of our Class A common stock to our independent directors, all of which LTIP units and shares will be subject to certain vesting requirements.

•

We have entered into a representation, warranty and indemnity agreement with Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, pursuant to which they have made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations subject to a $1,000,000 deductible and a cap of $25,000,000. Other than these individuals, none of the continuing investors, other owners of the existing entities or our predecessor will provide us with any indemnification.

•

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 17.8% of our annualized base rent as of September 30, 2011) to be acquired by the operating partnership in the formation transactions, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions.

•

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.17 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

•

We intend to enter into management agreements with the entities that own interests in the excluded properties and the excluded businesses. See “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

•

We have executed option agreements with affiliates of our predecessor granting us the right to acquire long-term leasehold and/or sub-leasehold interests in the option properties. Concurrently with the consummation of this offering, we intend to enter into management agreements with respect to each of the option properties. See “Certain Relationships and Related Transactions—Option Agreements.”

Consequences of This Offering and the Formation Transactions

Upon completion of this offering and the formation transactions (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•

Our operating partnership will directly or indirectly own 100% of the fee simple, leasehold or other interests in all of the properties in our portfolio and the assets of our predecessor’s management companies.

•

Purchasers of shares of our Class A common stock in this offering are expected to own             % of our outstanding common stock, or             % on a fully diluted basis. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, purchasers of shares of our Class A common stock in this offering will own             % of our outstanding common stock, or             % on a fully diluted basis.

•

Continuing investors will own             % of our outstanding common stock, or             % on a fully diluted basis. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, the continuing investors will own             % of our outstanding common stock, or             % on a fully diluted basis.

•

Continuing investors that receive shares of our Class B common stock in the formation transactions will own             % of our outstanding common stock, or             % on a fully diluted basis (            % of our outstanding common stock, or             % on a fully diluted basis, if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full), while such continuing investors will have             % of the voting power in our company (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full).

•	We are the sole general partner in our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for operating partnership units.

•

We will own             % of the operating partnership units and the continuing investors, including certain members of our senior management team, their affiliates and related persons, will own             % of the operating partnership units. If the underwriters exercise their option to purchase an

additional              shares of our Class A common stock in full, we are expected to own             % of the operating partnership units and the continuing investors, including certain members of our senior management team, their affiliates and related persons, are expected to own             % of the operating partnership units.

•	We will have an option to purchase each of the option properties.

•

We expect to be a party to management agreements with the entities that own long-term leasehold, sub-leasehold and/or sub-subleasehold interests in the option properties and with the entities that own interests in the excluded properties and the excluded businesses.

•	Substantially all of the current employees of our predecessor’s management companies will become our employees.

•

We expect to have pro forma total consolidated indebtedness of approximately $1.04 billion, and we expect to have approximately $179.1 million of additional borrowing capacity under our loans on a pro forma basis.

Our Structure

The following diagram depicts our ownership structure upon completion of this offering and the formation transactions, based on the mid-point of the range of prices set forth on the front cover of this prospectus.(1)

(1)	On a fully diluted basis, our public stockholders, our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, are expected to own %, % and %, respectively, of our outstanding common stock. If the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, on a fully diluted basis, our public stockholders, our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, are expected to own %, % and %, respectively, of our outstanding common stock.
(2)

Our public stockholders, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, will own             %,             % and             %, respectively, of our outstanding common stock, and we, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors will own             %,             % and             %, respectively, of the outstanding operating partnership units. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, our public stockholders, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, will own %, % and %, respectively, of our outstanding common stock, and we, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors will own %, % and %, respectively, of the outstanding operating partnership units.

Benefits to Related Parties

Upon completion of this offering or in connection with the formation transactions, our senior management team, our directors and our continuing investors will receive material benefits, including the following (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•

Anthony E. Malkin, our Chairman, Chief Executive Officer and President, together with the Malkin Group, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or             % on a fully diluted basis), with a total value of $             million represented by              shares of our Class A common stock,              shares of our Class B common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

Peter L. Malkin, our Chairman Emeritus, together with the Malkin Group, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or             % on a fully diluted basis), with a total value of $             million represented by              shares of our Class A common stock,              shares of our Class B common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

David A. Karp, our Chief Financial Officer, Executive Vice President and Treasurer, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or             % on a fully diluted basis), with a total value of $             million represented by              LTIP units and/or restricted shares of Class A common stock.

•

Thomas P. Durels, our Executive Vice President, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or             % on a fully diluted basis), with a total value of $             million represented by              shares of our Class A common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

Thomas N. Keltner, Jr., our General Counsel and Secretary, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or             % on a fully diluted basis), with a total value of $             million represented by              shares of our Class A common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

We intend to enter into an employment agreement with Anthony E. Malkin, providing for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances and the issuance of equity awards as described under “Management—Executive Compensation” and “Management—Employment Agreement.”

•

We intend to enter into indemnification agreements with our directors, executive officers, chairman emeritus and certain other parties at the closing of this offering, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

•

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 17.8% of our annualized base rent as of September 30, 2011) to be acquired by the operating partnership in the formation transactions, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions.

•	We have entered into the option agreements with affiliates of our predecessor.

•

We intend to enter into management agreements with the entities that own long-term leasehold and/or sub-leasehold interests in the option properties, which entities are owned in part by Anthony E. Malkin, together with the Malkin Group. See “Certain Relationships and Related Transactions—Option Agreements.”

•

We intend to enter into management agreements with the entities that own interests in the excluded properties and the excluded businesses, which entities are owned in part by Anthony E. Malkin, together with the Malkin Group. See “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

•

Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain “bad boy guarantees” with respect to approximately $1.12 billion of mortgage loans (including currently undrawn amounts) on our properties, which will be assumed by us upon closing of the formation transactions in respect of obligations arising after the closing. In connection with this assumption, we will seek to have the guarantors released from these guarantees and to have our operating partnership assume any such guarantee obligations as replacement guarantor. To the extent lenders do not consent to the release of these guarantors, and they remain guarantors on assumed indebtedness following this offering, our operating partnership will enter into indemnification agreements with the guarantors pursuant to which our operating partnership will be obligated to indemnify such guarantors for any amounts paid by them under guarantees with respect to the assumed indebtedness.

•

As part of the contribution agreements, we will release (i) Anthony E. Malkin and Peter L. Malkin from all claims, liabilities, damages and obligations against them related to their ownership of our predecessor’s management companies and interests in our predecessor and (ii) certain members of our senior management team from all claims, liabilities, damages and obligations against them related to their ownership in the existing entities and their employment with our predecessor’s management companies that exist at the closing of the formation transactions, other than breaches by them or entities related to them, as applicable, of the employment and non-competition agreement and the contribution agreements and the merger agreements entered into by them and these entities in connection with the formation transactions.

•

We intend to enter into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. The registration rights agreement will provide for the registration of our shares of Class A common stock received in the formation transactions or that are issuable upon the redemption, conversion or exchange of shares of Class B common stock or operating partnership units.

•	We intend to grant LTIP units and/or restricted shares of our Class A common stock, subject to certain vesting requirements, to each of our executive officers.

•	We intend to grant an aggregate of restricted shares of our Class A common stock to our independent directors.

•

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.17 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

•

As part of the contribution agreements, we will reimburse $             of expenses incurred in connection with the formation transactions and this offering that have been paid by each applicable existing entity and the entities which own the option properties, or the option entities, and of which $             will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in our predecessor and each applicable existing entity.

•

The existing entities and our predecessor’s management companies will declare final distributions to the investors in such entities, including members of our senior management team and certain of our directors, in the amount of approximately $             in the aggregate, and of which $             will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in each applicable existing entity and predecessor management company.

Restrictions on Transfer

Under the operating partnership agreement, holders of operating partnership units do not have redemption or exchange rights and may not otherwise transfer their operating partnership units, except under certain limited circumstances, for a period of 12 months after consummation of this offering. In addition, each continuing investor, including members of our senior management team, and our independent directors will be required to execute a lock-up agreement that prohibits such person, subject to certain exceptions, for one year after the date of this prospectus, without the written consent of the representatives of the underwriters, from directly or indirectly, offering for sale, selling, pledging, or otherwise disposing of (or entering into any transaction or agreement which is designed to, or could be expected to have any such result) any operating partnership units or shares of our common stock; provided, that, commencing on the date that is 180 days after the date of this prospectus, each continuing investor (other than the Malkin Group and members of our senior management team) may sell up to 50% of the shares of our common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by it. In addition, our company has agreed with the representatives of the underwriters, subject to certain exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) owned by it at the completion of this offering for a period of 180 days after the date of this prospectus without the prior written consent of the representatives.

Restrictions on Ownership of Our Capital Stock

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code among other purposes, our charter generally prohibits, with certain exceptions, any stockholder from beneficially or constructively owning (taking into account applicable attribution rules under the Code), more than             % in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or             % in value or number of shares, whichever is more restrictive, of the outstanding shares of our capital stock. As an exception to this general prohibition, our charter permits the Malkin Family (as defined in our charter) to own in the aggregate up to             % in value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or capital stock. Our board of directors may, in its sole discretion, waive (prospectively or retroactively) the             % ownership limits with respect to a particular stockholder if it receives certain representations and undertakings required by our charter and is presented with evidence satisfactory to it that such ownership will not then or in the future cause it to fail to qualify as a REIT. We intend to grant the Helmsley estate a waiver from this general prohibition, to the extent required.

Option Properties

Our option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 89.3% leased as of September 30, 2011 and that encompasses approximately 696,372 rentable square feet (inclusive of the retail space on the ground, first and lower floors), and 1400 Broadway, an office property in midtown Manhattan that was 80.0% leased as of September 30, 2011 (or 81.3% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 873,551 rentable square feet (inclusive of the retail space on the ground floor). Our management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with our portfolio composition and strategic direction. 112-122 West 34th Street and 1400 Broadway will not be contributed to us in the formation transactions due to the ongoing litigation related to these properties, but we have entered into agreements granting us the option to acquire the interests in the option properties following the resolution of the ongoing litigation. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless we and the owners of the properties, with the consent of the Helmsley estate, agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. We have agreed that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on our behalf. One or more of our independent directors will lead the appraisal or negotiation process on our behalf and a majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate, which owns, on an aggregate basis, a             % interest in the option properties, will have the right to elect to receive all cash. Our option expires on the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment in relation to certain ongoing litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of this offering.

Our predecessor’s affiliates’ interests in our option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of the 112-122 West 34th Street property), long-term leaseholds (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of 112-122 West 34th Street only) of the land and the improvements. Pursuant to management agreements with the owner of the long-term leasehold interest (in the case of 1400 Broadway) and the owner of the long-term sub-leasehold interest or sub-subleasehold, as applicable, in the case of 112-122 West 34th Street, we will be designated as the asset and property manager for the option properties and we will receive a management fee for services rendered under the agreements.

Excluded Properties and Businesses

The Malkin Group, including Anthony E. Malkin, our Chairman, Chief Executive Officer and President, also owns controlling interests in six multi-family properties, five net leased retail properties, one former post office property which is subject to rezoning before it will be converted into a single tenant retail property, and a development parcel that is zoned for residential use. The Malkin Group also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to us in the formation transactions. We refer to the controlling and non-controlling interests described above collectively as the excluded properties. In addition, the Malkin Group owns interests in six mezzanine and senior equity funds, two industrial funds, the operations of five residential management offices and a registered broker dealer, none of which will be contributed to us in the formation transactions, and which we refer to collectively as the excluded businesses. The Malkin Group owns certain non-real estate family investments that will not be contributed to us in the formation transactions. We do not believe that the excluded properties or the excluded businesses are consistent with our portfolio geographic or property type composition, management or strategic direction. Pursuant to management agreements with the owners of interests in those excluded properties and excluded businesses which historically were managed by affiliates of our predecessor, we will be designated as the manager. As the manager, we will be paid a management fee with respect to those excluded properties and businesses where our predecessor had previously received a management fee on the same terms as the fee paid to our predecessor, and reimbursed for our costs in providing the management services to those excluded properties and businesses where our predecessor had not previously received a management fee. Our management of the excluded properties and excluded businesses will represent a minimal portion of our overall business. There is no established time period in which we will manage such properties and businesses and Peter L. Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time.

Conflicts of Interest

Following the completion of this offering, there will be conflicts of interest with respect to certain transactions between the holders of operating partnership units and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of operating partnership units, which would make those transactions less desirable to them. Certain members of our senior management team will hold operating partnership units, shares of our Class A common stock and shares of our Class B common stock upon completion of this offering and the formation transactions.

We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team and other contributors had the ability to influence the type and level of benefits that they will receive from us. Additionally, Anthony E. Malkin has a conflict of interest because we entered into agreements granting us the option to acquire long-term leasehold and/or sub-leasehold interests in the option properties in which the Malkin Group controls and owns economic interests. As a result, an exercise of such options by us could economically benefit him. A majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties.

We have adopted policies designed to eliminate or minimize certain potential conflicts of interest, and the limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by us to our stockholders and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders. See “Policies with Respect to Certain Activities—Conflict of Interest Policies” and “Description of the Partnership Agreement of Empire State Realty OP, L.P.—Fiduciary Responsibilities.”

Distribution Policy

We intend to make regular quarterly distributions to holders of shares of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending             , based on $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately             % based on the mid-point of the range of prices set forth on the front cover of this prospectus. We estimate that this initial annual distribution will represent approximately             % of our estimated cash available for distribution to our common stockholders for the 12 months ending September 30, 2012. Although we have not previously paid distributions, we intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Actual distributions may be significantly different from the expected distributions.

Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefore and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. We may be required to fund distributions from working capital or borrow to provide funds for such distributions or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance. However, we currently have no intention to use the net proceeds from this offering to make distributions nor do we currently intend to make distributions using shares of our common stock.

Our Tax Status

We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012. We believe we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2012 and thereafter. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property. See “U.S. Federal Income Tax Considerations.”

Company Information

As of September 30, 2011, we had approximately 574 employees, 96 of whom were managers and professionals. Our principal executive offices are located at One Grand Central Place, 60 East 42nd Street, New York, New York 10165. In addition, we have seven additional regional leasing and property management offices in Manhattan and the greater New York metropolitan area. Our telephone number is (212) 953-0888. Our website address is www.                . The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

This Offering

Class A common stock offered by us	shares (plus up to an additional shares that we may issue and sell upon the exercise of the underwriters’ option in full)

Class A common stock to be outstanding after this offering	shares(1)

Class B common stock to be outstanding after the formation transactions	shares

Class A common stock, Class B common stock and operating partnership units to be outstanding after this offering and the formation transactions	shares / units(2)

Use of proceeds	We intend to use the net proceeds of this offering to:

•	pay certain holders of interests in the existing entities that are non-accredited investors or who elect to receive cash for their equity interests in certain of the existing entities;

•	pay fees in connection with the assumption of indebtedness;

•	pay expenses incurred in connection with this offering and the formation transactions;

•	repay a loan that was made to one of the existing entities by certain of the investors in such entity; and

•	for general working capital purposes and to fund potential future acquisitions.

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 27 and other information included in this prospectus before investing in our Class A common stock.

Proposed New York Stock Exchange symbol	“ESB”

(1)	Includes shares of our restricted Class A common stock to be granted by us concurrently with this offering to our independent directors and shares of our Class A common stock to be issued in connection with the formation transactions. Assumes no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock. Excludes shares of our Class A common stock available for future issuance under our equity incentive plan.
(2)	Includes (i) operating partnership units not owned by us expected to be outstanding following the consummation of the formation transactions and (ii) shares of our Class B common stock expected to be outstanding following the consummation of the formation transactions. The operating partnership units may, subject to the limits in the operating partnership agreement, be exchanged for cash or, at our option, shares of our Class A common stock on a one-for-one basis generally commencing 12 months after the date of this prospectus. Shares of Class B common stock are subject to automatic conversion into an equal number of shares of our Class A common stock upon a direct or indirect transfer of Class B common stock or certain operating partnership units held by the holder of such Class B common stock to a person other than a qualified transferee (as defined in our charter).

Summary Historical and Unaudited Pro Forma Financial and Other Data

The following table sets forth summary financial and other data on (i) a combined historical basis for our predecessor beginning on page F-25 and (ii) a pro forma basis for our company giving effect to this offering and the formation transactions, the related use of proceeds thereof and the other adjustments described in the unaudited pro forma financial information beginning on page F-3. We have not presented historical information for Empire State Realty Trust, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of our company and because we believe a discussion of the results of our company would not be meaningful.

Our predecessor’s combined historical financial information includes:

•	Our predecessor’s management companies, including their asset management, leasing, administrative, construction and development operations; and

•

the real estate operations for the existing entities excluding the four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes except for the predecessor’s non-controlling interests in such properties.

You should read the following summary financial data in conjunction with our combined historical and unaudited pro forma condensed consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary historical combined balance sheet information as of December 31, 2010 and 2009 of our predecessor and summary combined statements of operations information for the years ended December 31, 2010, 2009 and 2008 of our predecessor have been derived from the audited historical combined financial statements of our predecessor. The historical combined balance sheet information as of September 30, 2011 and combined statements of operations for the nine months ended September 30, 2011 and 2010 have been derived from the unaudited combined financial statements of our predecessor. The summary historical combined balance sheet information as of December 31, 2008, 2007 and 2006 and summary combined statements of operations information for the years ended December 31, 2007 and December 31, 2006 have been derived from the unaudited combined financial statements of our predecessor. Our results of operations for the interim period ended September 30, 2011 are not necessarily indicative of the results that will be obtained for the full fiscal year.

Our unaudited summary pro forma condensed consolidated financial statements and operating information as of and for the nine months ended September 30, 2011 and for the year ended December 31, 2010 assumes completion of this offering, the formation transactions and the other adjustments described in the unaudited pro forma financial information beginning on page F-3 as of January 1, 2010 for the operating data and as of the stated date for the balance sheet data.

Our unaudited pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Empire State Realty Trust, Inc.

Summary Financial Data

(amounts in thousands except for shares and per share data)

	Nine Months Ended September 30,				Year Ended December 31,
	Pro Forma Consolidated		Historical Combined		Pro Forma Consolidated		Historical Combined
	2011		2011	2010	2010		2010	2009	2008	2007	2006
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)
Statement of Operations Data:

Revenue:
Rental revenue	$220,819		$126,768	$122,632	$273,357		$166,159	$167,556	$162,194	$166,524	$161,976
Tenant expense reimbursement	47,027		22,869	24,549	70,064		32,721	36,309	35,684	35,789	30,307
Third-party management and other fees	4,671		4,671	2,829	3,750		3,750	4,296	5,916	4,220	3,959
Construction revenue	35,323		35,323	23,713	27,139		27,139	15,997	56,561	42,373	33,901
Observatory income(2)	62,943	(1)	—	—	78,880	(1)	—	—	—	—	—
Other income and fees	11,420		9,909	13,026	21,403		16,776	8,157	8,442	13,601	9,143

Total Revenues	382,203		199,540	186,749	474,593		246,545	232,315	268,797	262,507	239,286

Expenses
Operating expenses	100,596		40,520	44,043	142,294		60,356	58,850	55,291	51,180	46,473
Marketing, general, and administrative expenses	23,083		13,431	13,031	23,534		13,924	16,145	17,763	17,173	15,803
Observatory expenses(2)	14,967		—	—	18,395		—	—	—	—	—
Construction expenses	34,121		34,121	23,258	27,581		27,581	17,281	56,080	42,217	33,369
Real estate taxes	50,343		21,968	20,310	63,409		27,585	28,937	24,863	22,063	23,760
Depreciation and amortization	41,811		25,773	25,048	57,481		34,041	29,327	26,838	25,802	24,025

Abandonment of tenant improvements	—		—	—	—		—	—	—	—	10

Total Operating Expenses	264,921		135,813	125,690	332,694		163,487	150,540	180,835	158,435	143,440

Income from Operations before Interest Expense and Equity in Net income of Non-controlled Entities	117,282		63,727	61,059	141,899		83,058	81,775	87,962	104,072	95,846
Interest expense, net	46,237		41,732	39,162	57,290		52,264	50,738	48,664	50,758	38,415
Income from Operations before Equity in Net Income of Non-controlled Entities	71,045		21,995	21,897	84,609		30,794	31,037	39,298	53,314	57,431
Equity in net income of non-controlled entities(2)	—		12,239	12,376	—		15,324	10,800	13,422	15,947	12,778

Net Income	$71,045		$34,234	$34,273	$84,609		$46,118	$41,837	$52,720	$69,261	$70,209

Other Data
Funds from operations(3)	$112,325		$65,212	$63,321	$141,312		$85,827	$75,458	$83,513
EBITDA(4)	$165,393		$109,998	$105,384	$201,580		$142,090	$129,591	$134,269
Cash flows from:
Operating activities			$61,275	$50,556			$74,381	$58,509	$75,410
Investing activities			$(42,218)	$(30,705)			$(34,837)	$(38,617)	$(13,768)
Financing activities			$18,836	$(33,456)			$(45,600)	$(5,035)	$(65,824)

(footnotes on next page)

	Nine Months Ended September 30,		Year Ended December 31,
	Pro Forma Consolidated	Historical Combined	Historical Combined
	2011	2011	2010	2009	2008	2007	2006
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)

Balance Sheet Data (at period end):
Net real estate	$1,123,741	$619,521	$590,466	$582,904	$567,404	$575,348	$567,279
Total assets	2,769,356	995,166	904,536	890,598	857,796	870,537	797,593
Notes and loans payable	1,043,625	937,347	869,063	871,636	828,150	828,812	592,049
Total liabilities	1,300,016	1,005,361	915,294	908,856	872,736	873,036	638,986
Stockholders’/owners’ equity (deficit)	1,469,340	(10,195)	(10,758)	(18,258)	(14,940)	(2,499)	158,607
Total liabilities and stockholders’/ owners’ equity (deficit)	2,769,356	995,166	904,536	890,598	857,796	870,537	797,593

(1)	Observatory income includes $3,640 and $4,728 for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively, of rental revenue attributable to a retail tenant which operates the concession space in the observatory under a lease expiring in May 2020.
(2)	For the historical combined periods, our proportionate share of the revenues and expenses of the Empire State Building, including the observatory, are included in Equity in net income of non-controlled entities. Upon completion of this offering, the revenues and expenses of the Empire State Building, including the observatory, will be presented on a consolidated basis.
(3)	For a definition and reconciliation of funds from operations, or FFO, and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations.”
(4)	For a definition and reconciliation of earnings before interest, income tax, depreciation and amortization, or EBITDA, and a statement disclosing the reasons why our management believes that presentation of EBITDA provides useful information to investors and, to the extent material, any additional purposes for which our management uses EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all the other information contained in this prospectus, including our historical and pro forma combined financial statements and the notes thereto, before making an investment decision to purchase our Class A common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, liquidity, funds from operations, results of operations, share price, ability to service our indebtedness and ability to make cash distributions to our stockholders (including those necessary to maintain our REIT qualification) and could cause you to lose all or a significant part of your investment in our Class A common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section entitled “Forward-Looking Statements.”

Risks Related to Our Properties and Our Business

All of our properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect us.

All of our properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, as well as nearby markets in Fairfield County, Connecticut and Westchester County, New York. Seven of our 12 office properties are located in midtown Manhattan. As a result, our business is dependent on the condition of the New York City economy in general and the market for office space in midtown Manhattan in particular, which exposes us to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in the New York City economic and regulatory environment (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of our real estate portfolio and our rental revenues, and thus materially and adversely affect our ability to service current debt and to pay dividends to stockholders. The Manhattan vacancy rate continues to exceed 9.1%. We could also be impacted by adverse developments in the Fairfield County, Connecticut and Westchester County, New York markets. We cannot assure you that these markets will grow or that underlying real estate fundamentals will be favorable to owners and operators of office or retail properties. Our operations may also be affected if competing properties are built in either of these markets.

Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular, could have a material adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. Our business may also be materially and adversely affected by local economic conditions, as substantially all of our revenues are derived from our properties located in Manhattan and the greater New York metropolitan area, particularly in Manhattan, Fairfield County and Westchester County. Because our portfolio consists primarily of commercial office and retail buildings (as compared to a more diversified real estate portfolio) located principally in Manhattan, if economic conditions persist or deteriorate, then our results of operations, financial condition and ability to service current debt and to make distributions to our stockholders may be materially and adversely affected by the following, among other potential conditions:

•

the financial condition of our tenants, many of which are financial, legal and other professional firms, may be adversely affected, which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or other reasons;

•

significant job losses in the financial and professional services industries have occurred and may continue to occur, which may decrease demand for our office space, causing market rental rates and property values to be impacted negatively;

•

our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from both our existing operations and our acquisition and development activities and increase our future interest expense;

•

reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;

•	reduced liquidity in debt markets and increased credit risk premiums for certain market participants may impair our ability to access capital;

•

the value and liquidity of our short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits or the institutions or assets in which we have made short-term investments, the dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors; and

•	one or more counterparties to our derivative financial instruments could default on their obligations to us, increasing the risk that we may not realize the benefits of these instruments.

These conditions may continue or worsen in the future, which could materially and adversely affect our results of operations, financial condition and ability to make distributions to our stockholders.

There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that we will achieve the results we expect from our renovation and repositioning program, which could materially and adversely affect our financial condition and results of operations.

Since we gradually gained day-to-day management of our Manhattan office properties from 2002 through 2006, we have been undertaking a comprehensive renovation and repositioning program of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. We currently intend to invest between $175.0 million and $215.0 million of additional capital through the end of 2013 on this program. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, we currently estimate that between $55.0 million and $65.0 million of capital is needed beyond 2013 to complete the renovation program at the Empire State Building, which we expect to complete substantially in 2016. These estimates are based on our current budgets (which do not include tenant improvements and leasing commissions) and may be less than our actual costs. We may also experience conditions which delay or preclude program completion. In addition, we may not be able to lease available space on favorable terms or at all. Further, our renovation and repositioning program may lead to temporary increased vacancy rates at our Manhattan office properties. There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that we will achieve the results we expect from our renovation and repositioning program, or that we will be able to achieve results similar to those presented in our case studies described under “Business and Properties — Renovation and Repositioning Case Studies,” which could materially and adversely affect our financial condition and results of operations.

We rely on four properties for a significant portion of our revenue.

As of September 30, 2011, four of our properties, the Empire State Building, One Grand Central Place, First Stamford Place and 250 West 57th Street, together accounted for approximately 61.8% of our portfolio’s annualized base rent, and no other property accounted for more than approximately 6.2% of our portfolio’s annualized base rent (which excludes revenues from our broadcasting licenses and related leased space). As of

September 30, 2011, the Empire State Building individually accounted for approximately 27.7% of our portfolio’s annualized base rent. Our revenue and cash available for distribution to our stockholders would be materially and adversely affected if the Empire State Building, One Grand Central Place, First Stamford Place or 250 West 57th Street were materially damaged or destroyed. Additionally, our revenue and cash available for distribution to our stockholders would be materially adversely affected if a significant number of our tenants at these properties experienced a downturn in their business which may weaken their financial condition and result in their failure to make timely rental payments, defaulting under their leases or filing for bankruptcy.

We may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect our financial condition, results of operations and cash flow.

As of September 30, 2011, we had approximately 1.3 million rentable square feet of vacant space in our office properties and 82,459 rentable square feet of vacant space in our retail properties (in each case, excluding leases signed but not yet commenced). In addition, leases representing 2.4% and 8.2% of the square footage of the properties in our portfolio will expire in 2011 (including month-to-month leases) and 2012, respectively. Above-market rental rates at some of the properties in our portfolio may force us to renew some expiring leases or re-lease properties at lower rates. We cannot assure you expiring leases will be renewed or that our properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates of our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders would be materially and adversely affected.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, and we may experience a decline in realized rental rates from time to time, which could materially and adversely affect our financial condition, results of operations and cash flow.

Throughout this prospectus, we make certain comparisons between our in-place rents and our asking rents, and between our asking rents and average asking rents in our markets. As a result of various factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our asking rents across the properties in our portfolio. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted. In addition, depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

We are exposed to risks associated with property redevelopment and development that could materially and adversely affect our financial condition and results of operations.

We have engaged, and continue to engage, in development and redevelopment activities with respect to our Manhattan office properties. In addition, we own entitled land at the Stamford Transportation Center in Stamford, Connecticut that can support the development of an approximately 340,000 rentable square foot office building and garage. To the extent that we continue to engage in development and redevelopment activities, we will be subject to certain risks, including, without limitation:

•	the availability and pricing of financing on favorable terms or at all;

•	the availability and timely receipt of zoning and other regulatory approvals;

•

the potential for the fluctuation of occupancy rates and rents at developed properties due to a number of factors, including market and economic conditions, which may result in our investment not being profitable;

•	start up, repositioning and redevelopment costs may be higher than anticipated;

•	the cost and timely completion of construction (including risks beyond our control, such as weather or labor conditions, or material shortages);

•	the potential that we may fail to recover expenses already incurred if we abandon development or redevelopment opportunities after we begin to explore them;

•	the potential that we may expend funds on and devote management time to projects which we do not complete;

•	the inability to complete construction and leasing of a property on schedule, resulting in increased debt service expense and construction or renovation costs; and

•	the possibility that developed or redeveloped properties will be leased at below expected rental rates.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent the initiation of development and redevelopment activities or the completion of development and redevelopment activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which could materially and adversely affect us, including our financial condition, results of operations and cash flow.

To the extent there are adverse economic conditions in the real estate market and demand for office space decreases, upon expiration of leases at our properties and with respect to our current vacant space, we will be required to increase rent or other concessions to tenants, accommodate increased requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. In addition, seven of our properties are pre-war office properties, which may require more frequent and costly maintenance to retain existing tenants or attract new tenants than newer properties. As a result, we would have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could materially and adversely affect our financial condition, results of operations, cash flow and per share trading price of our Class A common stock. As of September 30, 2011, we had approximately 1.3 million rentable square feet of vacant space in our office properties, 75,898 rentable square feet of vacant space in our ground floor retail space in our Manhattan office properties and 6,561 rentable square feet of vacant space in our stand-alone retail properties (in each case, excluding leases signed but not yet commenced), and leases representing 2.4% and 8.2% of the square footage of the properties in our portfolio will expire in 2011 (including month-to-month leases) and 2012, respectively.

We depend on significant tenants in our office portfolio, including LF USA, Legg Mason, Thomson Reuters, Warnaco and the Federal Deposit Insurance Company, which together represented approximately 18.4% of our total portfolio’s annualized base rent as of September 30, 2011.

As of September 30, 2011, our five largest tenants together represented 18.4% of our total portfolio’s annualized base rent. Our largest tenant is LF USA. As of September 30, 2011, LF USA leased an aggregate of 630,615 rentable square feet of office space at three of our office properties, representing approximately 7.6% of the total rentable square feet and approximately 8.6% of the annualized base rent in our portfolio. Our rental revenue depends on entering into leases with and collecting rents from tenants. General and regional economic conditions, such as the current challenging economic climate described above, may adversely affect our major tenants and potential tenants in our markets. Our major tenants may experience a material business downturn, weakening their financial condition and potentially resulting in their failure to make timely rental payments and/

or a default under their leases. In many cases, we have made substantial up front investments in the applicable leases, through tenant improvement allowances and other concessions, as well as typical transaction costs (including professional fees and commissions) that we may not be able to recover. In the event of any tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the United States Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate their lease with us. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim we can make if a lease is rejected.

Our revenue and cash flow could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, or suffer a downturn in their business, default under their leases or fail to renew their leases at all or renew on terms less favorable to us than their current terms.

Competition may impede our ability to attract or retain tenants or re-let space, which could materially and adversely affect our results of operations and cash flow.

The leasing of real estate in the greater New York metropolitan area is highly competitive. The principal means of competition are rent charged, location, services provided and the nature and condition of the premises to be leased. We directly compete with all lessors and developers of similar space in the areas in which our properties are located as well as properties in other submarkets. Demand for retail space may be impacted by the recent bankruptcy of a number of retail companies and a general trend toward consolidation in the retail industry, which could adversely affect the ability of our company to attract and retain tenants. In addition, retailers at our properties face increasing competition from outlet malls, discount shopping clubs, electronic commerce, direct mail and telemarketing, which could (i) reduce rents payable to us, (ii) reduce our ability to attract and retain tenants at our properties and (iii) lead to increased vacancy rates at our properties, any of which could materially and adversely affect us.

Our office properties are concentrated in highly developed areas of midtown Manhattan and densely populated metropolitan communities in Fairfield County and Westchester County. Manhattan is the largest office market in the United States. The number of competitive office properties in the markets in which our properties are located (which may be newer or better located than our properties) could have a material adverse effect on our ability to lease office space at our properties, and on the effective rents we are able to charge. Additionally, completion of the new Vornado Tower currently under construction at 15 Penn Plaza may provide a significant source of competition for office and retail tenants, due to its close proximity to the Empire State Building.

If our tenants are unable to secure financing necessary to continue to operate their businesses and pay us rent, we could be materially and adversely affected.

Many of our tenants rely on external sources of financing to operate their businesses. The U.S. financial and credit markets continue to experience significant liquidity disruptions, resulting in the unavailability of financing for many businesses. If our tenants are unable to secure financing necessary to continue to operate their businesses, they may be unable to meet their rent obligations or be forced to declare bankruptcy and reject their leases, which could materially and adversely affect us.

Our dependence on smaller and growth-oriented businesses to rent our office space could materially and adversely affect our cash flow and results of operations.

The majority of the tenants in our properties (measured by number of tenants as opposed to aggregate square footage) are smaller businesses that generally do not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure than large businesses. There is a current risk with these companies of a higher rate of tenant defaults, turnover and bankruptcies, which could materially and adversely affect our distributable cash flow and results of operations.

Our dependence on rental income may materially and adversely affect our profitability, our ability to meet our debt obligations and our ability to make distributions to our stockholders.

A substantial portion of our income is derived from rental income from real property. See “Business and Properties—Tenant Diversification.” As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants, or any of our major tenants (as discussed in more detail below):

•	delay lease commencements;

•	decline to extend or renew leases upon expiration;

•	fail to make rental payments when due; or

•	declare bankruptcy.

Any of these actions could result in the termination of the tenants’ leases and the loss of rental income attributable to the terminated leases. In these events, we cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability, our ability to meet debt and other financial obligations and our ability to make distributions to our stockholders.

We may not be able to control our operating costs, or our expenses may remain constant or increase, even if income from our properties decreases, causing our results of operations to be adversely affected.

Our financial results depend substantially on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays and may incur substantial legal costs. The terms of our leases may also limit our ability to charge our tenants for all or a portion of these expenses. Additionally, new properties that we may acquire or redevelop may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and principal and interest on debt associated with such properties until they are fully leased.

Our breach of or the expiration of our ground lease could materially and adversely affect our results of operations.

Our interest in one of our commercial office properties, 1350 Broadway, is a long-term leasehold of the land and the improvements, rather than a fee interest in the land and the improvements. If we are found to be in breach of this ground lease, we could lose the right to use the property. In addition, unless we purchase the underlying fee interest in this property or extend the terms of our lease for this property before expiration on terms significantly comparable to our current lease, we will lose our right to operate this property and our leasehold interest in this property upon expiration of the lease or we will continue to operate it at much lower profitability, which would significantly adversely affect our results of operations. In addition, if we are perceived to have breached the terms of this lease, the fee owner may initiate proceedings to terminate the lease. The remaining term of this long-term lease, including unilateral extension rights available to us, is approximately 39 years (expiring July 31, 2050). Annualized base rent from this property as of September 30, 2011 was approximately $16.4 million.

Pursuant to the ground lease, we, as tenant under the ground lease, perform the functions traditionally performed by owners, as landlords, with respect to our subtenants. In addition to collecting rent from our subtenants, we also maintain the property and pay expenses relating to the property. We do not have a right, pursuant to the terms of our lease or otherwise, to acquire the fee interest in this property.

We will not recognize any increase in the value of the land or improvements subject to our ground lease, and we may only receive a portion of compensation paid in any eminent domain proceeding with respect to the property, which could materially and adversely affect us.

We have no economic interest in the land or improvements at the expiration of our ground lease at 1350 Broadway and therefore we will not share in any increase in value of the land or improvements beyond the term of our ground lease, notwithstanding our capital outlay to purchase our interest in the property. Furthermore, if the state or federal government seizes the property subject to the ground lease under its eminent domain power, we may only be entitled to a portion of any compensation awarded for the seizure. In addition, if the value of the property has increased, it may be more expensive for us to renew our ground lease.

We may be unable to identify and successfully complete acquisitions and even if acquisitions are identified and completed, including potentially the option properties, we may fail to operate successfully acquired properties, which could materially and adversely affect us and impede our growth.

Our ability to identify and acquire properties on favorable terms and successfully operate or redevelop them may be exposed to the following significant risks:

•

even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction and other conditions that are not within our control, which may not be satisfied, and we may be unable to complete an acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;

•	we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all, including potentially the option properties;

•	we may spend more than budgeted to make necessary improvements or renovations to acquired properties;

•	we may not be able to obtain adequate insurance coverage for new properties;

•

acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures;

•

we may be unable to integrate quickly and efficiently new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete.

Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and adversely affect our financial condition, results of operations, cash flow and per share trading price of our Class A common stock.

Our option properties are subject to various risks and we may not be able to acquire them.

Our option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 89.3% leased as of September 30, 2011 and that encompasses approximately 696,372 rentable square feet (inclusive of the retail space on the ground, first and lower floors) and 1400 Broadway, an office property in midtown Manhattan that was 80.0% leased as of September 30, 2011 (or 81.3% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 873,551 rentable square feet (inclusive of the retail space on the ground floor). 112-122 West 34th Street and 1400 Broadway will not be contributed to us in the formation transactions due to the ongoing litigation related to these properties. 112 West 34th Street Associates L.L.C and 1400 Broadway Associates L.L.C., the operating lessees of our option properties, are named as defendants in actions alleging that they undertook structural modifications to 112-122 West 34th Street and 1400 Broadway, respectively, without the required consent of the owner of the land on which 112 West 34th Street and 1400 Broadway were constructed (or the ground lessee, in the case of the portion of the 112-122 West 34th Street property that is owned by our predecessor’s affiliate and has been ground leased to such ground lessee and subleased to our predecessor’s affiliate). Although we do not intend to acquire 112-122 West 34th Street or 1400 Broadway as part of the consolidation, we have entered into option agreements that allow us to acquire the interests in the option properties upon resolution of such litigation. Our option properties are exposed to many of the same risks that may affect the other properties in our portfolio. The terms of the option agreements relating to the option properties were not determined by arm’s-length negotiations, and such terms may be less favorable to us than those that may have been obtained through negotiations with third parties. It may become economically unattractive to exercise our options with respect to the option properties. These risks could cause us to decide not to exercise our option to purchase these properties in the future.

Our predecessor’s affiliates’ interests in our option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of the 112-122 West 34th Street property), long-term leasehold (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of the 112-122 West 34th Street property only) of the land and the improvements. The remaining terms of these long-term leases, including unilateral extension rights available to us, are approximately 66 years (expiring June 10, 2077) and approximately 52 years (expiring December 31, 2063), respectively. Even if we exercise our option to purchase the option properties upon resolution of the ongoing litigation, unless we purchase the underlying fee interest in these properties or extend the terms of our leases for these properties before expiration on terms significantly comparable to our current leases, we will lose our right to operate these properties and our leasehold interest in these properties upon expiration of the leases or we may extend the leases on new terms that result in reduced profitability, which may significantly adversely affect our results of operations at that time. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley Estate, which owns, on an aggregate basis, a         % interest in the option properties, will have the right to elect to receive all cash (and non-accredited investors are required to receive all cash), which may impact our ability to acquire the option properties.

Additionally, Anthony E. Malkin has a conflict of interest because he, together with the Malkin Group, controls and owns economic interests in the option properties. As a result, an exercise of such options by us could economically benefit him.

Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions, which may impede our growth.

We plan to continue to acquire properties as we are presented with attractive opportunities. We may face significant competition for acquisition opportunities in the greater New York metropolitan area with other investors, particularly private investors who can incur more leverage, and this competition may adversely affect us by subjecting us to the following risks:

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an inability to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, commercial developers, partnerships and individual investors; and

•	an increase in the purchase price for such acquisition property, in the event we are able to acquire such desired property.

The significant competition for acquisitions of commercial office and retail properties in the greater New York metropolitan area may impede our growth.

The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject us to additional risks, which could materially and adversely affect us.

During the nine months ended September 30, 2011 and year ended December 31, 2010, we derived approximately $62.9 million and $78.9 million of revenue, respectively, from the Empire State Building’s observatory operations, representing approximately 42.0% and 40.8% of the Empire State Building’s total revenue for these periods. Demand for our observatory is highly dependent on domestic and overseas tourists. In addition, competition from observatory operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center, could have a negative impact on revenues from our observatory operations. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our stockholders.

The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject us to additional risks, which could materially and adversely affect us.

The Empire State Building and its broadcasting mast provides radio and data communications services and supports delivery of broadcasting signals to cable and satellite systems and television and radio receivers. We license the use of the broadcasting mast to third party television and radio broadcasters. During the nine months ended September 30, 2011 and the year ended December 31, 2010, we derived approximately $11.8 million and $16.1 million of revenue from the Empire State Building’s broadcasting licenses and related leased space, representing approximately 7.8% and 8.3% of the Empire State Building’s total revenue for these periods. Competition from broadcasting operations in the planned property currently under construction at One World Trade Center and, to a lesser extent, from the existing broadcasting operations at Four Times Square, could have a negative impact on revenues from our broadcasting operations. Our broadcast television and radio licensees also face a range of competition from advances in technologies and alternative methods of content delivery in their respective industries, as well as from changes in consumer behavior driven by new technologies and methods of content delivery, which may reduce the demand for over-the-air broadcast licenses in the future. New government regulations affecting broadcasters, including the implementation of the FCC’s National Broadband Plan, or the Plan, also might materially and adversely affect our results of operations by reducing the demand for broadcast licenses. Among other things, the Plan urges Congress to make more spectrum available for wireless broadband service providers by encouraging over-the-air broadcast licensees to relinquish spectrum through a voluntary auction process, which raises many issues that could impact the broadcast industry. At this time we cannot predict whether Congress or the FCC will adopt or implement any of the Plan’s recommendations or the rule changes as proposed, or how any such actions might affect our broadcasting operations. Any of these risks might materially and adversely affect us.

Acquired properties may expose us to unknown liability, which could adversely affect our results of operations, cash flow and the market value of our securities.

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations, cash flow and the market value of our securities. Unknown liabilities with respect to acquired properties might include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	claims by tenants, vendors or other persons against the former owners of the properties;

•	liabilities incurred in the ordinary course of business; and

•	claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Turmoil in the capital and credit markets could materially and adversely affect us.

Ongoing economic conditions have negatively impacted the capital and credit markets, particularly for real estate. The capital markets have witnessed significant adverse conditions, including a substantial reduction in the availability of and access to capital. The risk premium demanded by capital suppliers has increased markedly, as they are demanding greater compensation for credit risk. Lending spreads have widened from recent levels, and underwriting standards are being tightened. In addition, recent failures and consolidations of certain financial institutions have decreased the number of potential lenders, resulting in reduced lending levels available to the market. As a result, we may not be able to obtain favorable debt financing in the future or at all. This may result in future acquisitions generating lower overall economic returns, which may adversely affect our results of operations and distributions to stockholders. Furthermore, any turmoil in the capital or credit markets could adversely impact the overall amount of capital and debt financing available to invest in real estate, which may result in decreases in price or value of real estate assets.

With the turmoil in the capital markets, an increasing number of financial institutions have sought federal assistance or failed. In the event of a failure of a lender or counterparty to a financial contract, obligations under the financial contract might not be honored and many forms of assets may be at risk and may not be fully returned to us. Should a financial institution fail to fund its committed amounts when contractually obligated to do so, our ability to meet our obligations could be materially and adversely impacted.

Should we decide at some point in the future to expand into new markets, we may not be successful, which could adversely affect our financial condition, result of operations, cash flow and trading price of our Class A common stock.

If opportunities arise, we may explore acquisitions of properties in new markets. Each of the risks applicable to our ability to acquire and integrate successfully and operate properties in our current markets is also applicable to our ability to acquire and integrate successfully and operate properties in new markets. In addition to these risks, we will not possess the same level of familiarity with the dynamics and market conditions of any new markets that we may enter, which could adversely affect the results of our expansion into those markets, and we may be unable to build a significant market share or achieve a desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could adversely affect our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

Our growth depends on external sources of capital that are outside of our control, which may affect our ability to seize strategic opportunities, satisfy debt obligations and make distributions to our stockholders.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may need to rely on third-party sources to fund our capital needs. We may not be able to obtain financing on favorable terms, in the time period we desire, or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our Class A common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or redevelop properties when strategic opportunities exist, satisfy our principal and interest obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

If we are unable to sell, dispose of or refinance one or more properties in the future, we may be unable to realize our investment objectives and our business may be adversely affected.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. Return of capital and realization of gains from an investment generally will occur upon disposition or refinancing of the underlying property. In addition, the Code imposes restrictions on the ability of a REIT to dispose of properties that are not applicable to other types of real estate companies. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which our properties are located.

Our outstanding indebtedness upon completion of this offering reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

Upon completion of this offering, we anticipate our pro forma total consolidated indebtedness will be approximately $1.04 billion, and we may incur significant additional debt to finance future acquisition and redevelopment activities.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to qualify as a REIT. Our level of debt and the limitations imposed on us by our loan documents could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•

we may default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, foreclose on the properties that secure their loans and/or take control of our properties that secure their loans and collect rents and other property income;

•

we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to make, or prohibit us from making, distributions; and

•	our default under any one of our mortgage loans with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected. In addition, in connection with our debt agreements we may enter into lockbox and cash management agreements pursuant to which substantially all of the income generated by our properties will be deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our various lenders and from which cash will be distributed to us only after funding of improvement, leasing and maintenance reserves and the payment of principal and interest on our debt, insurance, taxes, operating expenses and extraordinary capital expenditures and leasing expenses. As a result, we may be forced to borrow additional funds in order to make distributions to our stockholders (including, potentially, to make distributions necessary to allow us to qualify as a REIT). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “—Consolidated Indebtedness to be Outstanding After This Offering.”

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the distribution requirements applicable to REITs under the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our agreements with certain continuing investors with respect to sales of certain properties, and obligate us to make certain levels of indebtedness available for them to guarantee which, among other things, allows them to defer the recognition of gain in connection with the formation transactions.

High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent we are unable to refinance the properties when the loans become due, we will have fewer debt guarantee opportunities available to offer under our tax protection agreement. If we are unable to offer certain guarantee opportunities to the parties to the tax protection agreement, or otherwise are unable to allocate sufficient liabilities of our operating partnership to those parties, it could trigger an indemnification obligation of our company under the tax protection agreement.

Some of our financing arrangements involve balloon payment obligations, which may adversely affect our ability to make distributions.

Upon completion of this offering, we will have pro forma total debt outstanding of approximately $1.04 billion, with a weighted average interest rate of 5.29%, a weighted average maturity of 4.5 years and 84.0% of which is fixed-rate indebtedness. Additionally, we expect to have approximately $179.1 million of available borrowing capacity under our loans on a pro forma basis. We have no debt maturing in 2012 and approximately $58.3 million maturing in 2013. Some of our financing arrangements require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to make distributions necessary to meet the distribution requirements applicable to REITs under the Code.

Our degree of leverage and the lack of a limitation on the amount of indebtedness we may incur could materially and adversely affect us.

Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Upon completion of this offering and on a pro forma basis for the year ended December 31, 2010, we had a debt-to-EBITDA ratio of approximately 5.18x. For the year ended December 31, 2010, our pro forma EBITDA and pro forma net income, the most comparable GAAP measure, were approximately $201.6 million and $84.6 million, respectively. Any changes that increase our debt-to-EBITDA could be viewed negatively by investors. As a result, our stock price could decrease. We also consider factors other than debt-to-EBITDA in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties and our business as a whole to generate cash flow to cover expected debt service.

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. If we become more leveraged in the future, the resulting increase in debt service requirements could cause us to default on our obligations, which could materially and adversely affect us.

Our tax protection agreement could limit our ability either to sell certain properties or to engage in a strategic transaction, or to reduce our level of indebtedness, which could materially and adversely affect us.

In connection with the formation transactions, we intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance, or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent 17.8% of our annualized base rent as of September 30, 2011) to be acquired by the operating partnership in the formation transactions for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both Peter L. Malkin and Isabel W. Malkin for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by those properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. If we were to trigger our tax indemnification obligations under these agreements, we would be required to pay damages for the resulting tax consequences to the Malkin Group, and we have acknowledged that a calculation of damages will not be based on the time value of money or the time remaining within the restricted period. Moreover, these obligations may restrict our ability to engage in a strategic transaction. In addition, these obligations may require us to maintain more or different indebtedness than we would otherwise require for our business. See “Certain Relationships and Related Transactions—Tax Protection Agreement.”

The continuing threat of a terrorist event may materially and adversely affect our properties, their value and our ability to generate cash flow.

There may be a decrease in demand for space in Manhattan and the greater New York metropolitan area because it is considered at risk for a future terrorist event, and this decrease may reduce our revenues from property rentals. In the aftermath of a terrorist event, tenants in Manhattan and the greater New York metropolitan area may choose to relocate their businesses to less populated, lower-profile areas of the United States that are not as likely to be targets of future terrorist activity. This in turn could trigger a decrease in the demand for space in Manhattan and the greater New York metropolitan area, which could increase vacancies in our properties and force us to lease our properties on less favorable terms. Further, certain of our properties, including the Empire State Building, may be considered to be susceptible to increased risks of a future terrorist event due to the high-profile nature of the property. In addition, a terrorist event could cause insurance premiums at certain of our properties to increase significantly. As a result, the value of our properties and the level of our revenues could materially decline.

Potential losses such as those from adverse weather conditions, natural disasters, terrorist events and title claims, may not be fully covered by our insurance policies, and such losses could materially and adversely affect us.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions, terrorist events and natural disasters that could cause significant damage to the properties in our portfolio. Our insurance may not be adequate to cover business interruption or losses resulting from such events. In addition, our insurance policies include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions, terrorist events and natural disasters. We may discontinue certain insurance coverage on some or all of our properties in the future if the cost of premiums for any of these policies in our judgment exceeds the value of the coverage discounted for the risk of loss.

We carry comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance covering all of our Manhattan properties and our greater New York metropolitan area properties under a blanket policy. We carry additional all-risk property and business insurance, which includes terrorism insurance, on the Empire State Building through ESB Captive Insurance Company L.L.C., or ESB Captive Insurance, our wholly owned captive insurance company. ESB Captive Insurance covers terrorism insurance for $300 million in losses in excess of $900 million per occurrence suffered by the Empire State Building, providing us with aggregate terrorism coverage of $1.2 billion. ESB Captive Insurance fully reinsures the 15% coinsurance under the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIPRA) and the difference between the TRIPRA captive deductible and policy deductible of $25,000 for non-Nuclear, Biological, Chemical and Radiological exposures. As a result, we remain only liable for the 15% coinsurance under TRIPRA for Nuclear, Biological, Chemical and Radiological (NBCR) exposures, as well as a deductible equal to 20% of the prior year’s premium, which premium was approximately $600,000 in 2010. As long as we own ESB Captive Insurance, we are responsible for its liquidity and capital resources, and its accounts are part of our consolidated financial statements. If we experience a loss and our captive insurance company is required to pay under its insurance policy, we would ultimately record the loss to the extent of its required payment.

Furthermore, we do not carry insurance for certain losses, including, but not limited to, losses caused by war. In addition, while our title insurance policies insure for the current aggregate market value of our portfolio, we do not intend to increase our title insurance policies as the market value of our portfolio increases. As a result, we may not have sufficient coverage against all losses that we may experience, including from adverse title claims.

If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

In addition, certain of our properties could not be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

TRIA, which was enacted in November 2002, was renewed on December 31, 2007. Congress extended TRIA, now called TRIPRA (Terrorism Risk Insurance Program Reauthorization Act of 2007) until December 31, 2014. The law extends the federal Terrorism Risk Insurance Program that requires insurance companies to offer terrorism coverage and provides for compensation for insured losses resulting from acts of foreign and domestic terrorism. Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), ground leases and our secured term loan, contain customary covenants requiring us to maintain insurance, including TRIPRA insurance. While we do not believe it will be likely, there can be no assurance that the lenders or ground lessors under these instruments will not take the position that a total or partial exclusion from “all-risk” insurance coverage for losses due to terrorist acts is a breach of these debt and ground lease instruments that allows the lenders or ground lessors to declare an event of default and accelerate repayment of debt or recapture of ground lease positions for those properties in our portfolio which are not insured against terrorist events. In addition, if lenders insist on full coverage for these risks and prevail in asserting that we are required to maintain such coverage, it could result in substantially higher insurance premiums.

Certain mortgages on our properties contain requirements concerning the financial ratings of the insurers who provide policies covering the property. We provide the lenders on a regular basis with the identity of the insurance companies in our insurance programs. While the ratings of our insurers currently satisfy the rating requirements in some of our loan agreements, in the future, we may be unable to obtain insurance with insurers which satisfy the rating requirements which could give rise to an event of default under such loan agreements. Additionally, in the future our ability to obtain debt financing secured by individual properties, or the terms of such financing, may be adversely affected if lenders generally insist on ratings for insurers which are difficult to obtain or which result in a commercially unreasonable premium.

We may become subject to liability relating to environmental and health and safety matters, which could have a material and adverse effect on us.

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants, and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. For example, our property at 69-97 Main Street is subject to an Environmental Land Use Restriction that imposes certain restrictions on the use, occupancy and activities of the affected land beneath the property. This restriction may prevent us from conducting certain renovation activities at the property, which may adversely affect its resale value and may adversely affect our ability to finance or refinance this property. See “Business and Properties—Regulation—Environmental Matters.”

Some of our properties are adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. In addition, some of our properties have previously been used by former owners or tenants for commercial or industrial activities, e.g., gas stations and dry cleaners, and a portion of the Metro Tower site is currently used for automobile parking and fuelling, that may release petroleum products or other hazardous or toxic substances at such properties or to surrounding properties.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM.

Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of releases of ACM into the environment.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our stockholders or that such costs, liabilities, or other remedial measures will not have a material adverse effect on our financial condition and results of operations.

Potential environmental liabilities may exceed our environmental insurance coverage limits, which could have a material and adverse effect on us.

We carry environmental insurance to cover certain potential environmental liabilities associated with pollution conditions at certain of our properties. We cannot assure you, however, that our insurance coverage will be sufficient or that our liability will not have a material adverse effect on our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

We may experience a decline in the fair value of our assets, which may have a material impact on our financial condition, liquidity and results of operations and adversely impact our stock price.

A decline in the fair market value of our assets may require us to recognize an other-than-temporary impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale.

Failure to hedge interest rates effectively could have a material and adverse effect on us.

Subject to our qualification as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our initial obligation under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

When a hedging agreement is required under the terms of a mortgage loan it is often a condition that the hedge counterparty maintains a specified credit rating. With the current volatility in the financial markets, there is an increased risk that hedge counterparties could have their credit rating downgraded to a level that would not be acceptable under the loan provisions. If we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with acceptable credit rating, we could be in default under the loan and the lender could seize that property through foreclosure.

As a general contractor, Malkin Construction, our wholly-owned subsidiary, is subject to the various risks associated with construction that could have a material adverse effect on our business and results of operations.

As a general contractor, Malkin Construction, our wholly-owned subsidiary, is subject to the various risks associated with construction (including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference) that could cause construction delays. We are subject to the risk that we will be unable to complete construction at budgeted costs or be unable to fund any excess construction costs, which could have a material adverse effect on our business and results of operations.

We may incur significant costs complying with the ADA and similar laws, which could adversely affect our financial condition, results of operations, cash flow and per share trading price of our Class A common stock.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. We have not conducted a recent audit or investigation of all of our properties to determine our compliance with the ADA. If one or more of the properties in our portfolio is not in compliance with the ADA, we would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other legislation, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flows.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. In particular, our portfolio of properties may be reassessed as a result of this offering. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our financial condition, results of operations, cash flows, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

We may become subject to litigation, which could have a material and adverse effect on our financial condition, results of operations, cash flow and per share trading price of our Class A common stock.

In the future we may become subject to litigation, including claims relating to our operations, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our Class A common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which would restrict our ability to dispose of our interest in the joint venture. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity including at an unfavorable price. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, in any weakened credit market, the refinancing of such debt may require equity capital calls.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules for certain aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in the preparation of our financial statements and the delivery of this information to our stockholders. Furthermore, changes in accounting rules or in our accounting assumptions and/or judgments, such as asset impairments, could materially impact our financial statements. Under any of these circumstances, we could be materially and adversely affected.

We may incur significant costs complying with various regulatory requirements, which could materially and adversely affect our financial performance.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. In addition, existing requirements could change and future requirements might require us to make significant unanticipated expenditures, which materially and adversely affect our financial performance.

Risks Related to Our Organization and Structure

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions, and the consideration given by us in exchange for them may exceed their fair market value.

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions. In addition, the value of the shares of our common stock, and the operating partnership units that we will issue in exchange for contributed property interests and other assets will increase or decrease if our Class A common stock price increases or decreases. The initial public offering price of shares of our Class A common stock will be determined in consultation with the underwriters. The aggregate historical combined net tangible book value of our predecessor to be contributed to us was a deficit of approximately $(76.7) million as of September 30, 2011. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, our value, represented by the initial public offering price of shares of our Class A common stock, may exceed the fair market value of our individual properties.

Holders of operating partnership units that acquire shares of our Class B common stock will have a significant vote in matters submitted to a vote of our stockholders.

Each continuing investor that receives operating partnership units in our formation transactions may elect to acquire one share of our Class B common stock in lieu of an operating partnership unit for every 50 operating partnership units such continuing investor would otherwise receive in the consolidation. Each outstanding share of Class B common stock will entitle the holder 50 votes per share on each matter on which holders of Class A common stock are entitled to vote. Holders of our Class B common stock will be entitled to share equally, on a per share basis, in all distributions payable with respect to shares of our Class A common stock. Holders of our Class B common stock may have interests that differ from those holders of our Class A common stock, including by reason of their interest in our operating partnership, and may accordingly vote as a stockholder in ways that may not be consistent with the interests of holders of our Class A common stock. This significant voting influence over certain matters may have the effect of delaying, preventing or deterring a change of control of our company, or could deprive holders of our Class A common stock of an opportunity to receive a premium for their Class A common stock as part of a sale of our company.

We may assume unknown liabilities in connection with the formation transactions, which, if significant, could materially and adversely affect our business.

As part of the formation transactions, we (through our operating partnership) will acquire the properties and assets of our predecessor and certain other assets, subject to existing liabilities, some of which may be unknown at the time this offering is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with such entities prior to this offering (that had not been asserted or threatened prior to this offering), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. As part of the formation transactions, Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations subject to a $1,000,000 deductible and a cap of $25,000,000. Because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse against Anthony E. Malkin, Scott D. Malkin or Cynthia M. Blumenthal for such liabilities. In addition, we have agreed to indemnify our senior management team and certain members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such for certain claims. Any unknown or unquantifiable liabilities that we assume in connection with the formation transactions for which we have no or limited recourse could materially and adversely affect us. See “—We may become subject to liability relating to environmental and health and safety matters, which could have a material and adverse effect on us” as to the possibility of undisclosed environmental conditions potentially affecting the value of the properties in our portfolio.

The departure of any of our key personnel could materially and adversely affect us.

Our success depends on the efforts of key personnel, particularly Anthony E. Malkin, our Chairman, Chief Executive Officer and President. Among the reasons Anthony E. Malkin is important to our success is that he has a national industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. He has led the acquisition, operating and repositioning of our assets for the last two decades. If we lost his services, our external relationships and internal leadership resources would be materially diminished.

Other members of our senior management team also have strong industry reputations and experience, which aid us in attracting, identifying and exploiting opportunities. The loss of the services of one or more members of our senior management team, particularly Anthony E. Malkin, could have a material and adverse impact on us.

Tax consequences to holders of operating partnership units upon a sale or refinancing of our properties may cause the interests of certain members of our senior management team to differ from your own.

As a result of the unrealized built-in gain attributable to a property at the time of contribution, some holders of operating partnership units, including Anthony E. Malkin and Peter L. Malkin, may suffer different and more adverse tax consequences than holders of our Class A common stock upon the sale or refinancing of the properties owned by our operating partnership, including disproportionately greater allocations of items of taxable income and gain upon a realization event. As those holders will not receive a correspondingly greater distribution of cash proceeds, they may have different objectives regarding the appropriate pricing, timing and other material terms of any sale or refinancing of certain properties, or whether to sell or refinance such properties at all. As a result, the effect of certain transactions on Anthony E. Malkin and Peter L. Malkin may influence their decisions affecting these properties and may cause such members of our senior management team to attempt to delay, defer or prevent a transaction that might otherwise be in the best interests of our other stockholders. In connection with the formation transactions, we intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance, or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent 17.8% of our annualized base rent as of September 30, 2011) to be acquired by the operating partnership in the formation transactions for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both Peter L. Malkin and Isabel W. Malkin for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by those properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. As a result of entering into the tax protection agreement, Anthony E. Malkin and Peter L. Malkin may have an incentive to cause us to enter into transactions from which they may personally benefit.

Our Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from us, which could materially and adversely affect us.

Our Chairman, Chief Executive Officer and President will continue to own interests in the excluded properties, excluded businesses and option properties that are not being contributed to us in the formation transactions, some of which will be managed by our company and certain non-real estate family investments. In some cases, Anthony E. Malkin or his affiliates will have certain management and fiduciary obligations that may conflict with such person’s responsibilities as an officer or director of our company and may adversely affect our operations. Anthony E. Malkin will devote a majority of his business time and attention to our business and, under his employment agreement, he may also devote time to the excluded properties, option properties, the excluded businesses and certain family investments to the extent that such activities do not materially interfere with the performance of his duties to us.

Certain members of our senior management team exercised significant influence with respect to the terms of the formation transactions, including the economic benefits they will receive, as a result of which the consideration given by us may exceed the fair market value of the properties.

We did not conduct arm’s-length negotiations with the continuing investors that are members of our senior management team with respect to all of the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team had the ability to influence the type and level of benefits that they and our other officers will receive from us. In addition, certain members of our senior management team had substantial pre-existing ownership interests in our predecessor and will receive substantial economic benefits as a result of the formation transactions. As a result, the terms of the formation transactions may not be as favorable to us as if they were negotiated at arm’s-length.

The terms of the option agreements relating to the option properties also were not determined by arm’s-length negotiations, and such terms may be less favorable to us than those that may have been obtained through negotiations with third parties.

We may pursue less vigorous enforcement of terms of the formation transaction agreements because of conflicts of interest with certain members of our senior management team, which could have a material adverse effect on our business.

Certain members of our senior management team have ownership interests in our predecessor that we will acquire in the formation transactions upon completion of this offering. As part of the formation transactions, Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, have entered into agreements with us, pursuant to which they made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations and warranties subject to a $1,000,000 deductible and a cap of $25,000,000. Such indemnification is limited, however, and we are not entitled to any other indemnification in connection with the formation transactions. See “—We may assume unknown liabilities in connection with the formation transactions, which, if significant, could materially and adversely affect our business” above. In addition, we expect that Anthony E. Malkin will enter into an employment agreement with us pursuant to which he will agree, among other things, not to engage in certain business activities in competition with us (both during, and for a period of time following, his employment with us). See “Management—Employment Agreement.” We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with our executive officers given their significant knowledge of our business, relationships with our customers and significant equity ownership in us, and this could have a material adverse effect on our business.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interest.

Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action. As a result, we and our stockholders may have limited rights against our present and former directors and officers, as well as persons who served as members, managers, shareholders, directors, partners, officers, controlling persons certain agents of our predecessor, which could limit your recourse in the event of actions not in your best interest. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of operating partnership units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner in our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company.

Additionally, the partnership agreement provides that we and our directors and officers will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we, or such director or officer acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify its directors and officers, us and our directors and officers and authorizes our operating partnership to indemnify present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor and authorizes us to indemnify members, partners, employees and agents of us or our predecessor, in each case for actions taken by them in those capacities from and against any and all claims that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful. No reported decision of a Delaware appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

Under his employment agreement, Anthony E. Malkin will have certain rights to terminate his employment and receive severance in connection with a change of control of our company, which may adversely affect us.

In connection with this offering, we intend to enter into an employment agreement with Anthony E. Malkin. Although this agreement has not yet been negotiated, we expect it will provide for termination payments in connection with a change of control if Mr. Malkin is terminated by us without cause or leaves with good reason within a specified period of time either before or following a change of control (as defined in the employment agreement). Furthermore, these provisions could delay or prevent a transaction or a change in control that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders. See “Management—Employment Agreement” for further details about the terms of this employment agreement.

We could increase or decrease the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval, which could prevent a change in our control and negatively affect the market value of our shares.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Securities—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock and—Power to Reclassify Our Unissued Shares of Stock.” As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Any such issuance could dilute our existing stockholders’ interests. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Our operating partnership may issue additional operating partnership units without the consent of our stockholders, which could have a dilutive effect on our stockholders.

Our operating partnership may issue additional operating partnership units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of our common stock.

Our operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect us.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for distributions, as well as the value of our properties. These events include, but are not limited to:

•	adverse changes in international, national, regional or local economic and demographic conditions;

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vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

•	adverse changes in market rental rates, particularly as our buildings age, and our ability to fund repair and maintenance costs;

•	adverse changes in financial conditions of buyers, sellers and tenants of properties;

•	our inability to collect rent and expense reimbursements from tenants;

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	the introduction of a competitor’s property in or in close proximity to one of our current submarkets in the greater New York metropolitan area;

•	reductions in the level of demand for office or retail space, and changes in the relative popularity of properties;

•	increases in the supply of office or retail space;

•	opposition from local community or political groups with respect to the construction or operations at a property;

•	our inability to provide effective and efficient management and maintenance at our properties;

•	our inability to provide effective management to the excluded properties for which we will be designated as the exclusive manager upon the completion of this offering;

•	the investigation, removal or remediation of hazardous materials or toxic substances at a property;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of properties, to obtain financing on favorable terms or at all;

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increases in expenses, including, without limitation, insurance costs, labor costs, energy prices, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies, which we may be restricted in passing on to our tenants;

•	civil disturbances, hurricanes and other natural disasters, or terrorist acts or acts of war, which may result in uninsured or underinsured losses; and

•

changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the ADA.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults among our existing leases. If we cannot operate our properties to meet our financial expectations, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected. There can be no assurance that we can achieve our return objectives.

We have no operating history as a REIT or as a publicly-traded company, and our inexperience could materially and adversely affect us.

We have no operating history as a REIT or as a publicly-traded company. Our board of directors and senior management team will have overall responsibility for our management and, while certain members of our senior management team and directors have extensive experience in real estate marketing, development, management, finance and law, none of our directors or members of our senior management team have prior experience in operating a business in accordance with the requirements under the Code applicable to REITs or in operating a public company. As a publicly-traded REIT, we will be required to develop and implement substantial control systems, policies and procedures in order to maintain our REIT qualification and satisfy our periodic SEC reporting and New York Stock Exchange, or NYSE, listing requirements. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a REIT or as a public company, and the loss of such status would materially and adversely affect us.

Certain provisions of Maryland law could inhibit changes in control of our company, which could negatively affect the market price of our shares.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. Among other things, we are subject to the “business combination,” “control share acquisition” and “unsolicited takeover” provisions of the

MGCL. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions or provisions will not be amended or eliminated at any time in the future. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on operating partnership units;

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our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving us under specified circumstances.

Our charter, bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Removal of Directors,” “—Control Share Acquisitions,” “—Advance Notice of Director Nominations and New Business” and “Description of the Partnership Agreement of Empire State Realty OP, L.P.”

Our charter contains stock ownership limits, which may delay or prevent a change or control.

In order for us to qualify as a REIT for each taxable year after our taxable year ending December 31, 2012, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist us in complying with these limitations, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than                     % in value or number of shares, whichever is more restrictive, of the outstanding shares of our capital stock or more than                     % in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. As an exception to this general prohibition, our charter permits the Malkin Family (as defined in our charter) to own in the aggregate up to                     % in value or number of shares of our outstanding shares of common stock or capital stock. In addition, we intend to grant the Helmsley estate a waiver from this general prohibition, to the extent required. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. For further details regarding stock ownership limits, see “Description of Securities—Restrictions on Ownership and Transfer.”

Our charter’s constructive ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. Our charter also provides that any attempt to own or transfer shares of our common stock or preferred stock (if and when issued) in excess of the stock ownership limits without the consent of our board of directors or in a manner that would cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being deemed to be transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of our shares, any such transfer of our shares will be null and void.

Our board of directors may change our strategies, policies or procedures without stockholder consent, which may subject us to different and more significant risks in the future.

Our investment, financing, leverage and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of the board of directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business and growth. In addition, the board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

Our board of directors has approved very broad investment guidelines for our company and will not review or approve each investment decision made by our senior management team.

Our senior management team is authorized to follow broad investment guidelines and, therefore, has great latitude in determining the types of assets that are proper investments for us, as well as the individual investment decisions. Our senior management team may make investments with lower rates of return than those anticipated under current market conditions and/or may make investments with greater risks to achieve those anticipated returns. Our board of directors will not review or approve each proposed investment by our senior management team.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on us.

In the past, we have reported our results to investors in the existing entities on a property-by-property basis, and we have not separately reported audited results for our predecessor. In addition, we were not required to report our results on a GAAP basis. In connection with our operation as a public company, we will be required to report our operations on a consolidated basis under GAAP and, in some cases, on a property-by-property basis. We are in the process of implementing an internal audit function and modifying our company-wide systems and procedures in a number of areas to enable us to report on a consolidated basis under GAAP as we continue the process of integrating the financial reporting of our predecessor. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting and have our independent auditors issue their own opinion on our internal control over financial reporting. If we fail to implement proper overall business controls, including as required to integrate the systems and procedures of our predecessor and support our growth, our results of operations could be harmed or we could fail to meet our reporting obligations. In addition, the existence of a material weakness or significant deficiency could result in errors in our financial statements that could require a restatement, cause us to fail to meet our public company reporting obligations and cause investors to lose confidence in our reported financial information, which could have a material adverse effect on us.

Risks Related to This Offering

There has been no public market for our Class A common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the market price of shares of our Class A common stock and make it difficult for investors to sell their shares.

Prior to this offering, there has been no public market for our Class A common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our Class A common stock will be resold at or above the initial public offering price. The initial public offering price of shares of our Class A common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our Class A common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our Class A common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Class A common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The stock markets, including the NYSE on which we intend to list shares of our Class A common stock, have from time to time experienced significant price and volume fluctuations. As a result, the market price of shares of our Class A common stock may be similarly volatile, and investors in shares of our Class A common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of shares of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our quarterly operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us, the office or retail real estate sectors, office or retail tenants or the real estate industry;

•	increases in market interest rates, which may lead investors to demand a higher distribution yield for shares of our common stock, and would result in increased interest expenses on our debt;

•	actual or anticipated changes in our and our tenants’ businesses or prospects;

•	the current state of the credit and capital markets, and our ability and the ability of our tenants to obtain financing;

•	additions and departures of key personnel;

•	increased competition in the commercial office and retail real estate business in our markets;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	actions by institutional stockholders;

•	equity issuances by us (including the issuances of operating partnership units), or common stock resales by our stockholders, or the perception that such issuances or resales may occur;

•	actual, potential or perceived accounting problems;

•	changes in accounting principles;

•	failure to qualify as a REIT;

•	terrorist acts, natural or man-made disasters or threatened or actual armed conflicts; and

•	general market and local, regional and national economic conditions, particularly in the Manhattan and greater New York metropolitan area, including factors unrelated to our performance.

No assurance can be given that the market price of shares of our Class A common stock will not fluctuate or decline significantly in the future or that holders of shares of our common stock will be able to sell their shares when desired on favorable terms, or at all. From time to time in the past, securities class action litigation has been instituted against companies following periods of extreme volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Initial estimated cash available for distribution may not be sufficient to make distributions at expected levels.

We intend to make distributions to holders of shares of our common stock and holders of operating partnership units. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. All dividends and distributions will be made at the discretion of our board of directors and will depend on our earnings, financial condition, maintenance of REIT qualification and other factors as our board of directors may deem relevant from time to time. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital or to borrow to provide funds for such distribution, or to reduce the amount of such distribution. See “Distribution Policy.” However, we currently have no intention to use the net proceeds from this offering to make distributions. We cannot assure you that our estimated distributions will be made or sustained. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations.

You will experience immediate and substantial dilution from the purchase of the shares of Class A common stock sold in this offering.

As of September 30, 2011, the aggregate historical combined net tangible book value of our predecessor was a deficit of approximately $(76.7) million, or $                     per share of our common stock held by our continuing investors, assuming the exchange of operating partnership units for shares of our Class A common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the consummation of this offering and the formation transactions will be less than the initial public offering price. The purchasers of shares of our Class A common stock offered hereby will experience immediate and substantial dilution of $                     per share in the pro forma net tangible book value per share of our common stock, based on the mid-point of the range set forth on the cover page of this prospectus.

The market price of shares of our Class A common stock could be adversely affected by our level of cash distributions.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our Class A common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our Class A common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our Class A common stock.

Increases in market interest rates may result in a decrease in the value of our Class A common stock.

One of the factors that will influence the price of our Class A common stock will be the dividend yield on the Class A common stock (as a percentage of the price of our Class A common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our Class A common stock to go down.

The number of shares available for future sale could adversely affect the market price of our Class A common stock.

We cannot predict whether future issuances of shares of our Class A common stock or the availability of shares for resale in the open market will decrease the market price per share of our Class A common stock. Upon completion of this offering and the formation transactions, our directors and officers, and the continuing investors, will beneficially own                      shares of our outstanding common stock. Based on the assumptions set forth herein, we expect the Helmsley estate will hold approximately                     % of our outstanding common stock upon the completion of this offering. Under the terms of the registration rights agreement, the continuing investors, including the Malkin Group and the Helmsley estate, will receive rights to have shares of common stock held by them registered for resale under the Securities Act and the Malkin Group and the Helmsley estate will have rights to demand underwritten offerings with respect to such resales. As a result, these continuing investors (other than the Malkin Group and members of our senior management team), pursuant to the terms of their lock-up agreements, will be able to freely sell 50% of the shares of common stock held by them beginning 180 days after the date of this prospectus and 100% of the shares of common stock held by them beginning one year after the date of this prospectus. The Malkin Group, pursuant to its lock-up agreement, will be able to freely sell 100% of the shares of common stock held by it beginning one year after the date of this prospectus. Although the Helmsley estate has advised us that it currently expects to sell a significant portion of its common stock as soon as market and other conditions permit following expiration of the lock-up period, any such sales will be solely within the discretion of the Helmsley estate and it may elect to hold all or any portion of its common stock indefinitely. Each of our officers and directors may sell the shares of our common stock that they acquire in the formation transactions or are granted in connection with this offering at any time following the expiration of the lock-up periods for such shares, which expire one year after the date of this prospectus, or earlier with the prior written consent of the representatives. We may also issue shares of common stock or operating partnership units in connection with future property, portfolio or business acquisitions. Sales of substantial amounts of shares of our Class A common stock (including shares of our Class A common stock issued pursuant to our equity incentive plan) in the public market, or upon exchange of operating partnership units, or the perception that such sales might occur could adversely affect the market price of the shares of our Class A common stock. This potential adverse effect may be increased by the large number of shares of common stock, on a fully-diluted basis, owned by the Helmsley estate to the extent that it sells, or there is a perception that it may sell, a significant portion of its holdings. In addition, future sales of shares of our Class A common stock may be dilutive to holders of shares of our common stock.

Future issuances of debt securities, which would rank senior to shares of our common stock upon our liquidation, and future issuances of equity securities (including operating partnership units), which would dilute the holdings of our existing common stockholders and may be senior to shares of our common stock for the purposes of making distributions, periodically or upon liquidation, may materially and adversely affect the market price of shares of our common stock.

In the future, we may issue debt or equity securities or make other borrowings. Upon liquidation, holders of our debt securities and other loans and preferred shares will receive a distribution of our available assets before holders of shares of our common stock. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional shares of our common stock issuances, directly or through convertible or exchangeable securities (including operating partnership units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our common stock. Our preferred shares, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could limit our ability to make distributions to holders of shares of our common stock. Because our decision to issue debt or equity securities or otherwise incur debt in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future capital raising efforts. Thus, holders of shares of our common stock bear the risk that our future issuances of debt or equity securities or our other borrowings will reduce the market price of shares of our common stock and dilute their ownership in us.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in shares of our common stock.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations—Taxation of Stockholders.”

The combined financial statements of our predecessor and our unaudited pro forma financial statements may not be representative of our financial statement as an independent public company.

The combined financial statements of our predecessor and our unaudited pro forma financial statements that are included in this prospectus do not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flows will be in the future. It is impossible for us to accurately estimate all adjustments which may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering and the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being a separate publicly traded company. For additional information, see “Selected Financial and Other Data” and the combined financial statements of our predecessor and our unaudited pro forma financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Our balance sheet includes significant amounts of goodwill. The impairment of a significant portion of this goodwill would negatively affect our business, financial condition and results of operations.

Our balance sheet includes goodwill, on a pro forma basis, of approximately $1.13 billion at September 30, 2011. These assets consist primarily of goodwill associated with our acquisition of the controlling interest in the Empire State Building Company L.L.C. and 501 Seventh Avenue Associates LLC. We also expect to engage in additional acquisitions, which may result in our recognition of additional goodwill. Under accounting standards goodwill is not amortized. On an annual basis and whenever events or changes in circumstances indicate the carrying value or goodwill may be impaired, we are required to assess whether there have been impairments in the carrying value of goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.

Tax Risks Related to Ownership of Our Shares

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

We have been organized and we intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012. We have not requested and do not intend to request a ruling from the Internal Revenue Service, or the IRS, that we qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through partnerships. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Complying with the REIT requirements may cause us to forego and/or liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-backed securities. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as TRSs and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Asset Tests.” If we fail to comply with these asset requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forgo taking actions that we otherwise would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

The REIT distribution requirements could require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax.

In addition, our taxable income may exceed our net income as determined by GAAP because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may incur nondeductible capital expenditures or be required to make debt or amortization payments. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and we may incur U.S. federal income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

We believe our operating partnership qualifies as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, is required to pay tax on its allocable share of the operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge our operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, cease to qualify as a REIT and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

Even if we qualify as a REIT, we may incur tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. See “U.S. Federal Income Tax Considerations—Taxation of the Company—Taxation of REITs in General.” In addition, Observatory TRS, Holding TRS, and any other TRSs we own will be subject to U.S. federal, state and local corporate income taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we will hold some of our assets through taxable C corporations, including TRSs. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders.

If we are not able to lease the Empire State Building observatory to a TRS in a manner consistent with the ruling that we have received from the IRS, or if we are not able to maintain our broadcast licenses in a manner consistent with the ruling we have received from the IRS, we would be required to restructure our operations in a manner that could adversely affect the value of our stock.

Rents from real property are generally not qualifying income for purposes of the REIT gross income tests if the rent is treated as “related party rent.” Related party rent generally includes (i) any rent paid by a corporation if the REIT (or any person who owns 10% or more of the stock of the REIT by value) directly or indirectly owns 10% or more of the stock of the corporation by vote or value and (ii) rent paid by a partnership if the REIT (or any person who owns 10% or more of the stock of the REIT by value) directly or indirectly owns an interest of 10% or more in the assets or net profits of the partnership. Under an exception to this rule, related party rent is treated as qualifying income for purposes of the REIT gross income tests if it is paid by a TRS of the REIT and (i) at least 90% of the leased space in the relevant property is rented to persons other than either TRSs or other related parties of the REIT, and (ii) the amounts paid to the REIT as rent from real property are substantially comparable to the rents paid by unrelated tenants of the REIT for comparable space.

Income from admissions to the Empire State Building observatory, and certain other income generated by the observatory, would not likely be qualifying income for purposes of the REIT gross income tests. We will jointly elect with Observatory TRS, which is the current lessee and operator of the observatory and which will be wholly owned by our operating partnership following the completion of this offering, for Observatory TRS to be treated as a TRS of ours for U.S. federal income tax purposes following the completion of this offering. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. Given the unique nature of the real estate comprising the observatory, we do not believe that there is any space in the Empire State Building or in the same geographic area as the Empire State Building that is likely to be considered sufficiently comparable to the observatory for the purpose of applying the exception to related party rent described above. We have received from the IRS a private letter ruling that the rent that our operating partnership will receive from Observatory TRS pursuant to the lease described above will be qualifying income for purposes of the REIT gross income tests.

In addition, following completion of the offering, our operating partnership will acquire various license agreements (i) granting certain third party broadcasters the right to use space on the tower on the top of the Empire State Building for certain broadcasting and other communication purposes and (ii) granting certain third party vendors the right to operate concession stands in the observatory. We have received from the IRS a private letter ruling that the license fees that our operating partnership will receive under the license agreements described above will be qualifying income for purposes of the REIT gross income tests.

We are entitled to rely upon these private letter rulings only to the extent that we did not misstate or omit a material fact in the ruling request and that we continue to operate in accordance with the material facts described in such request, and no assurance can be given that we will always be able to do so. If we were not able to treat the rent that our operating partnership receives from Observatory TRS as qualifying income for purposes of the REIT gross income tests, we would be required to restructure the manner in which we operate the observatory, which would likely require us to cede operating control of the observatory by leasing the observatory to an affiliate or third party operator. If we were not able to treat the license fees that our operating partnership will receive from the license agreements described above as qualifying income for purposes of the REIT gross income tests, we would be required to enter into the license agreements described above through a TRS, which would cause the license fees to be subject to U.S. federal income tax and accordingly reduce the amount of our cash flow available to be distributed to our stockholders. In either case, if we are not able to appropriately restructure our operations in a timely manner, we would likely realize significant income that does not qualify for the REIT gross income tests, which could cause us to fail to qualify as a REIT.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Observatory TRS, Holding TRS, and any other TRSs that we form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification. Although we will be monitoring the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 25% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our Class A common stock.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 15% (through 2012). Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 35% maximum U.S. federal income tax rate on ordinary income. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Class A common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Gross Income Tests” and “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Hedging Transactions.” As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that the board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if the board determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Your investment has various tax risks.

Although provisions of the Code generally relevant to an investment in shares of our Class A common stock are described in “U.S. Federal Income Tax Considerations,” you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in shares of our Class A common stock.

We may inherit tax liabilities from the entities to be merged into our company or our subsidiaries in the formation transactions.

Pursuant to the formation transactions, Malkin Properties CT and Malkin Construction will merge with and into a subsidiary of ours, with the subsidiary surviving, in a transaction that is intended to be treated as a reorganization under the Code. Each of Malkin Properties CT and Malkin Construction has elected to be treated as an S Corporation for U.S. federal income tax purposes under Section 1361 of the Code. If either of Malkin Properties CT or Malkin Construction failed to qualify as an S corporation, we could assume material U.S. federal income tax liabilities in connection with the formation transactions and/or may be subject to certain other adverse tax consequences. In addition, to qualify as a REIT under these circumstances, we would be required to distribute, prior to the close of our first taxable year in which we elect to be taxed as a REIT under the Code, any earnings and profits of these entities to which we are deemed to succeed. No rulings from the IRS will be requested and no opinions of counsel will be rendered regarding the U.S. federal income tax treatment of any of Malkin Properties CT or Malkin Construction. Accordingly, no assurance can be given that Malkin Properties CT or Malkin Construction has qualified as an S corporation for U.S. federal income tax purposes, or that these entities do not have any other tax liabilities. In addition, the supervisor will merge with a subsidiary of our operating partnership in the formation transactions, and as a result, we may inherit any liabilities, including any tax liabilities, of the supervisor.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, our unaudited pro forma financial statements and all our statements regarding anticipated growth in our portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•

the factors included in this prospectus, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties;”

•

the effect of the credit crisis on general economic, business and financial conditions, and changes in our industry and changes in the real estate markets in particular, either nationally or in Manhattan or the greater New York metropolitan area;

•	reduced demand for office or retail space;

•	use of proceeds of this offering;

•	general volatility of the capital and credit markets and the market price of our Class A common stock;

•	changes in our business strategy;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	bankruptcy or insolvency of a major tenant or a significant number of smaller tenants;

•	fluctuations in interest rates and increased operating costs;

•	declining real estate valuations and impairment charges;

•	availability, terms and deployment of capital;

•	our failure to obtain necessary outside financing;

•	our expected leverage;

•	decreased rental rates or increased vacancy rates;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	our failure to redevelop, renovate and reposition properties successfully or on the anticipated timeline or at the anticipated costs;

•	difficulties in identifying properties to acquire and completing acquisitions, including potentially the option properties;

•	risks of real estate acquisitions, dispositions and development (including our Metro Tower development site), including the cost of construction delays and cost overruns;

•	our failure to operate acquired properties and operations successfully;

•	our projected operating results;

•	our ability to manage our growth effectively;

•	estimates relating to our ability to make distributions to our stockholders in the future;

•	impact of changes in governmental regulations, tax law and rates and similar matters;

•	our failure to qualify as a REIT;

•	a future terrorist event in the U.S.;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	lack or insufficient amounts of insurance;

•	financial market fluctuations;

•	availability of and our ability to attract and retain qualified personnel;

•	conflicts of interest with our senior management team;

•	our understanding of our competition;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	our ability to comply with the laws, rules and regulations applicable to companies and, in particular, public companies.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

USE OF PROCEEDS

We estimate we will receive gross proceeds from this offering of $             (approximately $             if the underwriters exercise their option in full) assuming an initial public offering price of $             per share, which is the mid-point of the price range set forth on the front cover of this prospectus. After deducting the underwriting discounts and commissions and estimated expenses of this offering, we expect to receive net proceeds from this offering of approximately $             or approximately $             if the underwriters exercise their option in full. We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.17 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

We will contribute the net proceeds of this offering to our operating partnership in exchange for operating partnership units. The following table sets forth the estimated sources and estimated uses of funds by our operating partnership that we expect in connection with this offering and the formation transactions. Exact payment amounts may differ from estimates due to amortization of principal, additional borrowings and incurrence of additional transaction expenses.

Sources (in thousands)		Uses (in thousands)
Gross proceeds from this offering	$	Payments to certain holders of interests in the existing entities that are non-accredited investors or who elect to receive cash for their equity interests in certain of the existing entities	$
		Debt assumption fees	$
		Repayment of loan made to existing entity by certain investors in such entity	$
		Transaction expenses (including underwriting discounts and commissions) of $ , transfer taxes of $ and other expenses of $ incurred in connection with this offering and the formation transactions	$
		General working capital purposes	$

Total Sources	$	Total Uses	$

See our unaudited pro forma financial statements contained elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering” for a description of the indebtedness to be assumed by us in connection with the formation transactions.

Any net proceeds remaining after the uses set forth in the table above will be used for general working capital purposes, including potential future capital expenditures, and acquisition and development activities. If the underwriters exercise in full their option to purchase an additional              shares of our Class A common stock, we expect to contribute the additional net proceeds, which will be approximately $             million in the aggregate, to our operating partnership in exchange for              operating partnership units. Our operating partnership intends to use such net proceeds to repurchase shares from the Helmsley estate at a per share price equal to the initial public offering price less the underwriting discount and commission. We do not intend to use any of the net proceeds from this offering to fund distributions to our stockholders, but to the extent we use the net proceeds to fund distributions, these payments will be treated as a return of capital to our stockholders for U.S. federal income tax purposes. Pending the use of the net proceeds, we intend to invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our intention to qualify as a REIT.

The value of the operating partnership units that we will receive in exchange for our contribution of the net proceeds from this offering and the formation transactions to our operating partnership will increase or decrease if our Class A common stock is priced above or below the mid-point of the range of prices set forth on the front cover of this prospectus. Our operating partnership will subsequently use the net proceeds received from us as set forth in the table above. The initial public offering price of our Class A common stock will be determined in consultation with the underwriters. Among the factors that will influence the pricing of this offering are our results of operations; our management; our estimated net income; our estimated funds from operations; our estimated cash available for distribution; our anticipated dividend yield; our growth prospects; the current market valuations for comparable REITs; financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us; and the state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets.

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions. In addition, the value of the shares of our Class A common stock, Class B common stock and the operating partnership units that we will issue in exchange for contributed property interests and other assets, including cash, will increase or decrease if our Class A common stock price increases or decreases. As a result, the consideration to be given in exchange by us for these properties and other assets may exceed their fair market value.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of shares of our common stock. Although we have not previously paid distributions, we intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending             , based on $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately             % based on the mid-point of the range of prices set forth on the front cover of this prospectus. We expect that a portion of these distributions will represent a return of capital for the period ending             . We estimate that this initial annual rate of distribution will represent approximately             % of our estimated cash available for distribution to our common stockholders for the 12 months ending September 30, 2012. Our intended annual rate of initial distribution has been established based on our estimate of cash available for distribution for the 12 months ending September 30, 2012, which we have calculated based on adjustments to our pro forma income before non-controlling interests for the 12 months ended September 30, 2011. In estimating our cash available for distribution for the 12 months ending September 30, 2012, we have made certain assumptions as reflected in the table and footnotes below, including that there will be no new leases other than leases signed after September 30, 2011 and prior to the date of this prospectus, or net increases in renewals or terminations of existing leases in our portfolio after September 30, 2011.

Our estimate of cash available for distribution does not reflect the effect of any changes in our working capital after September 30, 2011, or the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into after September 30, 2011. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities other than estimated capital expenditures or the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon consummation of this offering. Although we have included all material investing and financing activities that we have commitments to undertake as of September 30, 2011, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining our initial annual rate of distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering. However, any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.” Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefore and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. We believe our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution; however, no assurance can be given that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected distribution per share if the underwriters exercise their option to purchase up to              additional shares of our Class A common stock. Unless our operating cash flow increases, we may be required to fund distributions from working capital or borrow to provide funds for such distributions or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance or reduce our distribution. However, we currently have no intention to use the net proceeds from this offering to make distributions nor do we currently intend to make distributions using shares of our common stock.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax liability on our income and the 4% nondeductible excise tax. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. For more information, see “U.S. Federal Income Tax Considerations.”

Furthermore, we anticipate that, at least initially, our distributions will exceed our then current and then accumulated earnings and profits for the relevant taxable year, as determined for U.S. federal income tax purposes, due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, all or a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. The extent to which our distributions exceed our current and accumulated earnings and profits may vary substantially from year to year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a result, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be decreased (or increased) accordingly. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

The following table describes our pro forma net income available to our equity owners for the 12 months ended December 31, 2010, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending September 30, 2012 (amounts in thousands except share data, per share data, square footage data and percentages). These calculations do not assume any changes to our operations or any acquisitions or dispositions which could affect our operating results and cash flows, or changes in our outstanding shares of Class A and Class B common stock. We cannot assure you that our actual results will be the same as or comparable to the calculations below.

Pro forma net income for the 12 months ended December 31, 2010	$
Less: Pro forma net income for the nine months ended September 30, 2010
Add: Pro forma net income for the nine months ended September 30, 2011

Pro forma net income for the 12 months ended September 30, 2011	$
Add: Pro forma real estate depreciation and amortization
Add: Net increases in contractual rent income(1)
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(2)
Less: Net effects of straight-line rent adjustments to tenant leases(3)
Less: Net effects of above- and below-market rent adjustments(4)
Add: Non-cash compensation expense(5)
Add: Non-cash interest expense(6)
Add: Non-cash charge on write-off of deferred finance charges
Add: Non-cash ground rent expense
Add: Net effects of lease in-place adjustments to tenant leases

Estimated cash flow from operating activities for the 12 months ending September 30, 2012	$
Less: Estimated provision for tenant improvement and leasing commission costs(7)
Less: Estimated annual provision for capital expenditures(8)

Total estimated cash flows used in investing activities	$
Estimated cash flow used in financing activities
Less: Scheduled mortgage loan principal repayments(9)
Add: Additional borrowings on secured term loan to fund capital improvements at the Empire State Building(10)
Less: Incremental interest expense on additional borrowings on secured term loan to fund capital improvements at the Empire State Building(11)

Estimated cash flow used in financing activities for the 12 months ended September 30, 2012	$
Estimated cash available for distribution for the 12 months ending September 30, 2012	$
Less: Non-controlling interests’ (other) share of estimated cash available for distribution

Estimated cash available for distribution for the 12 months ending September 30, 2012 available to the operating partnership	$
Our share of estimated cash available for distribution available to the operating partnership
Non-controlling interests’ share of estimated cash available for distribution available to the operating partnership

Total estimated initial annual distributions to stockholders	$
Estimated initial annual distributions per Class A and Class B share(12)	$
Payout ratio based on our share of estimated cash available for distribution(13)		%

(1)	Represents the net increases in contractual rental income net of expenses from new leases and renewals through September 30, 2011 that were not in effect for the entire 12-month period ended September 30, 2011 or signed prior to the date of this prospectus that will go into effect during the 12 months ending September 30, 2012.
(2)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring after September 30, 2011 unless a new or renewal lease had been entered into prior to the date of this prospectus.

(3)	Represents the conversion of estimated rental revenues for the 12 months ending September 30, 2012 from a straight-line accrual basis to a cash basis of revenue recognition.
(4)	Represents the elimination of non-cash adjustments for above- and below-market leases for the 12 months ended September 30, 2011.
(5)	Pro forma non-cash compensation expense related to LTIP units/shares of restricted Class A common stock that we intend to issue to certain of our executives officers and our independent directors in connection with this offering.
(6)	Pro forma non-cash interest expense for the 12 months ended September 30, 2010 includes: (i) amortization of financing costs on the mortgage loans assumed by us in the formation transactions; and (ii) amortization of the assumption fees for debt assumed in the formation transactions.
(7)	Estimated provision for tenant improvement and leasing commission costs relate solely to tenant improvement and leasing commission costs incurred or expected to be incurred in the 12 months ending September 30, 2012 that we are contractually obligated to provide pursuant to leases entered into prior to the date of this prospectus. During the 12 months ending September 30, 2012, we expect to have additional tenant improvement and leasing commission costs related to new leases that are entered into after the date of this prospectus. Generally, we do not incur tenant improvement or leasing commission costs upon lease renewals of existing tenants.
(8)	Reflects estimated provision for recurring and non-recurring capital expenditures (excluding, tenant improvement and leasing commission costs) for the 12 months ending September 30, 2012, based on our current estimate of such expenses, of $ . This estimate is higher than the weighted average of our historical annual capital expenditures (excluding tenant improvement and leasing commission costs) incurred during the years ended December 31, 2008, 2009, 2010 and for the nine months ended September 30, 2011, which is $47.3 million. Historically we have not tracked capital expenditures as either recurring or non-recurring and we believe a substantial amount of these capital expenditures during the periods presented would be considered to be non-recurring due to the extensive amount of capital spent on renovation, repositioning and deferred maintenance at our Manhattan office properties at the time we began our renovation and repositioning program.
(9)	Represents scheduled payments of mortgage loan principal due during the 12 months ending September 30, 2012.
(10)	We have borrowing capacity under the term loan secured by the Empire State Building of $141.0 million, subject to the conditions set forth in the secured term loan agreement. We have assumed that we borrow $ million to fund (i) tenant improvements and leasing commissions, (ii) capital expenditures and (iii) $ million of New York City mortgage recording tax that is required to be paid incrementally as we borrow under the term loan.
(11)	Assumes draws are made in four equal drawdowns over the 12 months ending September 30, 2012 and that the interest rate is equal to 2.7%.
(12)	Based on a total of shares of our Class A common stock, shares of our Class B common stock and operating partnership units to be outstanding after this offering. Shares of our Class A common stock will consist of shares to be sold in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, shares of Class A common stock to be issued in the formation transactions, LTIP units/shares of restricted Class A common stock to certain of our executive officers and shares of restricted Class A common stock to be issued upon completion of this offering to our independent directors. Shares of our Class B common stock will consist of shares of Class B common stock issued to continuing investors in the formation transactions. Units of our operating partnership will consist of operating partnership units issued to the equity holders of our predecessor (including operating partnership units owned by certain members of our senior management team).
(13)	Calculated as estimated initial annual distribution per Class A and Class B share divided by our share of estimated cash available for distribution per share for the 12 months ending September 30, 2012.

CAPITALIZATION

The following table sets forth (i) the historical combined capitalization of our predecessor entities as of September 30, 2011, (ii) the historical combined capitalization of our non-controlled entities as of September 30, 2011, (iii) our unaudited pro forma capitalization as of September 30, 2011, adjusted to give effect to the formation transactions but before this offering and (iv) our unaudited pro forma capitalization as of September 30, 2011, adjusted to give effect to the formation transactions, this offering and use of the net proceeds from this offering and the formation transactions as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and our unaudited pro forma condensed consolidated financial statements and related notes and the combined financial statements and related notes of our predecessor appearing elsewhere in this prospectus.

	As of September 30, 2011
	Predecessor Historical Combined	Non- Controlled Entities Historical Combined	Pro Forma Consolidated Before this Offering	Pro Forma Consolidated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)
Debt:
Mortgage notes payable and unsecured loan and notes payable-related parties	$937,347	$111,627	$1,043,625	$1,043,625
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, none issued or outstanding	—	—	—	—
Class A common stock, $0.01 par value per share, 400,000,000 shares authorized, , and shares issued and outstanding on a historical, pro forma consolidated basis before this offering and pro forma consolidated basis, respectively(1)	—	—
Class B common stock, $0.01 par value per share, 50,000,000 shares authorized, , and shares issued and outstanding on a historical, pro forma consolidated basis before this offering and pro forma consolidated basis, respectively	—	—
Additional paid in capital	—	—

Owners’ equity (deficit)	(10,195)	317,785

Non-controlling interests in our operating partnership		—

Total equity (deficit)	(10,195)	317,785

Total capitalization	$995,166	$483,662	$	$

(1)	The common stock outstanding as shown includes Class A common stock to be issued in this offering and the formation transactions and shares of restricted Class A stock granted to our executive officers and independent directors and excludes (i) shares of our Class A common stock issuable upon exercise of the underwriters’ option to purchase up to additional shares of our Class A common stock, (ii) additional shares of our Class A common stock available for future issuance under our equity incentive plan and (iii) shares reserved for issuance with respect to operating partnership units expected to be issued in connection with the formation transactions. The operating partnership units may, subject to limits in the operating partnership agreement, be exchanged for cash or, at our option, shares of our Class A common stock on a one-for-one basis generally commencing 12 months after the completion of this offering. Shares of our Class B common stock may be converted on a one-for-one basis into shares of our Class A common stock.

DILUTION

Purchasers of shares of our Class A common stock offered by this prospectus will experience an immediate and material dilution of the net tangible book value of their Class A common stock from the initial public offering price. At September 30, 2011, our predecessor had a combined net tangible book value of approximately $(76.7) million, or $             per share of our common stock held by continuing investors, assuming the exchange of operating partnership units into shares of our Class A common stock on a one-for-one basis and the conversion of shares of our Class B common stock into shares of our Class A common stock on a one-for-one basis. After giving effect to the sale of the shares of our Class A common stock offered hereby, the deduction of underwriting discounts and commissions and estimated offering and formation transaction expenses, the receipt by us of the net proceeds from this offering and the formation transactions and the use of these funds as described under “Use of Proceeds,” the pro forma net tangible book value at September 30, 2011 attributable to the common stockholders on a fully diluted basis (excluding LTIP units/shares of our restricted Class A common stock to be issued to our executive officers and independent directors on the consummation of this offering) would have been approximately $            , or $             per share of our common stock assuming an initial public offering price of $             per share, which is the mid-point of the range of prices set forth on the front cover of this prospectus. This amount represents an immediate decrease in net tangible book value of $             per share to continuing investors and an immediate increase in pro forma net tangible book value of $             per share from the public offering price of $             per share of our common stock to new public investors. The following table illustrates this per share increase:

Assumed initial public offering price per share of Class A common stock	$
Net tangible book value per share before this offering and the formation transactions(1)	$
(Decrease) in pro forma net tangible book value per share attributable to the formation transactions, but before this offering(2)	$
Increase in pro forma net tangible book value per share attributable to this offering(3)	$
Net increase in pro forma net tangible book value per share attributable to the formation transactions and this offering	$
Pro forma net tangible book value per share after this offering and the formation transactions(4)	$

Dilution in pro forma net tangible book value per share to new investors(5)	$

(1)	Net tangible book value per share of our common stock before this offering and the formation transactions is determined by dividing net tangible book value based on September 30, 2011 net book value of the tangible assets (consisting of our total assets less our intangible lease assets net of liabilities to be assumed, excluding our intangible lease liabilities) of our predecessor by the number of shares of our common stock held by continuing investors after this offering, assuming the exchange in full of the operating partnership units to be issued to the continuing investors for shares of our Class A common stock on a one-for-one basis and the conversion of shares of our Class B common stock into shares of our Class A common stock on a one-for-one basis, but excluding LTIP units/shares of our restricted Class A common stock to be issued to our executive officers and independent directors upon consummation of this offering.
(2)	Decrease in net tangible book value per share of our common stock attributable to the formation transactions, but before this offering, is determined by dividing the difference between the September 30, 2011 pro forma net tangible book value, excluding net offering proceeds, and the September 30, 2011 net tangible book value of our predecessor by the number of shares of our common stock held by continuing investors after this offering, assuming the exchange in full of the operating partnership units to be issued to the continuing investors for shares of our Class A common stock on a one-for-one basis and the conversion of shares of our Class B common stock into shares of our Class A common stock on a one-for-one basis, but excluding the LTIP units/shares of our restricted Class A common stock to be issued to our independent directors and executive officers, respectively, upon consummation of this offering.
(3)	This amount is calculated after deducting underwriting discounts and commissions and estimated offering and formation transaction expenses.
(4)	Based on pro forma net tangible book value of approximately $ divided by the sum of shares of our common stock to be outstanding upon completion of this offering on a fully diluted basis (excluding the LTIP units/shares of our restricted Class A common stock to be issued to our executive officers and independent directors on the consummation of this offering). There is no further impact on book value dilution attributable to the exchange of operating partnership units to be issued to the continuing investors in the formation transactions and the Class B common stock issued to continuing investors in the formation transactions due to the effect of non-controlling interest.
(5)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering and the formation transactions from the initial public offering price paid by a new investor for a share of our Class A common stock.

The following table sets forth, on a pro forma basis, after giving effect to this offering and the formation transactions: (i) the number of operating partnership units issued to the continuing investors in connection with the formation transactions, the number of shares of our Class A common stock and Class B common stock issued to continuing investors in connection with the formation transactions, the number of LTIP units/shares of restricted Class A common stock, to be issued in connection with this offering, and the number of shares of our Class A common stock to be sold by us in this offering; and (ii) the net tangible book value as of September 30, 2011 of our total assets following the formation transactions, which reflects the effect of the formation transactions, but not the effects of this offering and the cash from new investors before deducting underwriting discounts and commissions and other estimated expenses of this offering and the formation transactions; and (iii) the net tangible book value of the average contribution per share/unit based on our total assets following the formation transactions. See “Risk Factors—Risks Related to This Offering—You will experience immediate and substantial dilution from the purchase of the shares of Class A common stock sold in this offering.”

	Shares/Operating Partnership Units Issued			Cash/Book Value of Assets Acquired(1)
	Number	Percent		Amount			Percent
Operating partnership units issued in connection with the formation transactions			%(1)			$(2)		%
Class A common stock issued in connection with the formation transactions
Class B common stock issued in connection with the formation transactions
LTIP units / restricted Class A common stock issued to directors and executive officers in connection with this offering					—		—
New investors in this offering

Total			%	$				%

(1)	Based on the September 30, 2011 pro forma net tangible book value of our total assets following the formation transactions (consisting of our total assets less our intangible lease assets, net of liabilities to be assumed, excluding our intangible lease liabilities).
(2)	Represents pro forma net tangible book value as of September 30, 2011 of total assets following the formation transactions, giving effect to the formation transactions, but not to the effects of this offering (in thousands):

Pro forma total assets	$
Less: pro forma intangible assets	$

Pro forma tangible assets	$
Less: pro forma total liabilities	$
Plus: pro forma intangible lease liabilities	$

Pro forma net tangible assets	$
Less: proceeds from this offering net of costs associated with this offering	$

Pro forma net tangible assets after the effects of the formation, but before the effects of this offering	$

This table assumes no exercise by the underwriters of their option to purchase up to              additional shares of our Class A common stock and excludes shares of our Class A common stock available for future issuance under our equity incentive plan. Further dilution to new investors will result if these excluded shares of Class A common stock are issued by us in the future.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth selected financial and other data on (i) a combined historical basis for our predecessor beginning on page F-25 and (ii) a pro forma basis for our company giving effect to this offering and the formation transactions, the related use of proceeds thereof and the other adjustments described in the unaudited pro forma financial information beginning on page F-3. We have not presented historical information for Empire State Realty Trust, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of our company and because we believe a discussion of the results of our company would not be meaningful.

Our predecessor’s combined historical financial information includes:

•	Our predecessor’s management companies, including their asset management, leasing, administrative, construction and development operations; and

•

the real estate operations for the existing entities excluding the four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes except for the predecessor’s non-controlling interests in such properties.

You should read the following selected financial data in conjunction with our combined historical and unaudited pro forma condensed consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected historical combined balance sheet information as of December 31, 2010 and 2009 of our predecessor and selected combined statements of operations information for the years ended December 31, 2010, 2009 and 2008 of our predecessor have been derived from the audited historical combined financial statements of our predecessor. The historical combined balance sheet information as of September 30, 2011 and combined statements of operations for the nine months ended September 30, 2011 and 2010 have been derived from the unaudited combined financial statements of our predecessor. The selected historical combined balance sheet information as of December 31, 2008, 2007 and 2006 and selected combined statements of operations information for the years ended December 31, 2007 and December 31, 2006 have been derived from the unaudited combined financial statements of our predecessor. Our results of operations for the interim period ended September 30, 2011 are not necessarily indicative of the results that will be obtained for the full fiscal year.

Our unaudited selected pro forma condensed consolidated financial statements and operating information as of and for the nine months ended September 30, 2011 and for the year ended December 31, 2010 assumes completion of this offering, the formation transactions and the other adjustments described in the unaudited pro forma financial information beginning on page F-3 as of January 1, 2010 for the operating data and as of the stated date for the balance sheet data.

Our unaudited pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Empire State Realty Trust, Inc.

Selected Financial and Other Data

(amounts in thousands except for shares and per share data)

	Nine Months Ended September 30,				Year Ended December 31,
	Pro Forma Consolidated		Historical Combined		Pro Forma Consolidated		Historical Combined
	2011		2011	2010	2010		2010	2009	2008	2007	2006
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)
Statement of Operations Data:

Revenue:
Rental revenue	$220,819		$126,768	$122,632	$273,357		$166,159	$167,556	$162,194	$166,524	$161,976
Tenant expense reimbursement	47,027		22,869	24,549	70,064		32,721	36,309	35,684	35,789	30,307
Third-party management and other fees	4,671		4,671	2,829	3,750		3,750	4,296	5,916	4,220	3,959
Construction revenue	35,323		35,323	23,713	27,139		27,139	15,997	56,561	42,373	33,901
Observatory income(2)	62,943	(1)	—	—	78,880	(1)	—	—	—	—	—
Other income and fees	11,420		9,909	13,026	21,403		16,776	8,157	8,442	13,601	9,143

Total Revenues	382,203		199,540	186,749	474,593		246,545	232,315	268,797	262,507	239,286

Expenses
Operating expenses	100,596		40,520	44,043	142,294		60,356	58,850	55,291	51,180	46,473
Marketing, general, and administrative expenses	23,083		13,431	13,031	23,534		13,924	16,145	17,763	17,173	15,803
Observatory expenses(2)	14,967		—	—	18,395		—	—	—	—	—
Construction expenses	34,121		34,121	23,258	27,581		27,581	17,281	56,080	42,217	33,369
Real estate taxes	50,343		21,968	20,310	63,409		27,585	28,937	24,863	22,063	23,760
Depreciation and amortization	41,811		25,773	25,048	57,481		34,041	29,327	26,838	25,802	24,025

Abandonment of tenant improvements	—		—	—	—		—	—	—	—	10

Total Operating Expenses	264,921		135,813	125,690	332,694		163,487	150,540	180,835	158,435	143,440

Income from Operations before Interest Expense and Equity in Net income of Non-controlled Entities	117,282		63,727	61,059	141,899		83,058	81,775	87,962	104,072	95,846
Interest expense, net	46,237		41,732	39,162	57,290		52,264	50,738	48,664	50,758	38,415
Income from Operations before Equity in Net Income of Non-controlled Entities	71,045		21,995	21,897	84,609		30,794	31,037	39,298	53,314	57,431
Equity in net income of non-controlled entities(2)	—		12,239	12,376	—		15,324	10,800	13,422	15,947	12,778

Net Income	$71,045		$34,234	$34,273	$84,609		$46,118	$41,837	$52,720	$69,261	$70,209

Other Data
Funds from operations(3)	$112,325		$65,212	$63,321	$141,312		$85,827	$75,458	$83,513
EBITDA(4)	$165,393		$109,998	$105,384	$201,580		$142,090	$129,591	$134,269
Cash flows from:
Operating activities			$61,275	$50,556			$74,381	$58,509	$75,410
Investing activities			$(42,218)	$(30,705)			$(34,837)	$(38,617)	$(13,768)
Financing activities			$18,836	$(33,456)			$(45,600)	$(5,035)	$(65,824)
(footnotes on next page)

	Nine Months Ended September 30,		Year Ended December 31,
	Pro Forma Consolidated	Historical Combined	Historical Combined
	2011	2011	2010	2009	2008	2007	2006
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)

Balance Sheet Data (at period end):
Net real estate	$1,123,741	$619,521	$590,466	$582,904	$567,404	$575,348	$567,279
Total assets	2,769,356	955,166	904,536	890,598	857,796	870,537	797,593
Notes and loans payable	1,043,625	937,347	869,063	871,636	828,150	828,812	592,049
Total liabilities	1,300,016	1,005,361	915,294	908,856	872,736	873,036	638,986
Stockholders’/owners’ equity (deficit)	1,469,340	(10,195)	(10,758)	(18,258)	(14,940)	(2,499)	158,607
Total liabilities and stockholders’/ owners’ equity (deficit)	2,769,356	995,166	904,536	890,598	857,796	870,537	797,593

(1)	Observatory income includes $3,640 and $4,728 for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively, of rental revenue attributable to a retail tenant which operates the concession space in the observatory under a lease expiring in May 2020.
(2)	For the historical combined periods, our proportionate share of the revenues and expenses of the Empire State Building, including the observatory, are included in Equity in net income of non-controlled entities. Upon completion of this offering, the revenues and expenses of the Empire State Building, including the observatory, will be presented on a consolidated basis.
(3)	For a definition and reconciliation of funds from operations, or FFO, and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations.”
(4)	For a definition and reconciliation of earnings before interest, income tax, depreciation and amortization, or EBITDA, and a statement disclosing the reasons why our management believes that presentation of EBITDA provides useful information to investors and, to the extent material, any additional purposes for which our management uses EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. Our results of operations and financial condition, as reflected in the accompanying combined financial statements and related notes, are subject to management’s evaluation and interpretation of business conditions, changing capital market conditions and other factors that could affect the ongoing viability of our tenants. You should read the following discussion with “Forward-Looking Statements” and the combined financial statements and related notes included elsewhere in this prospectus.

Upon completion of this offering and the formation transactions, the historical operations of our predecessor and the properties that have been operated through our predecessor, will be combined with the company, the operating partnership and/or their subsidiaries. The following discussion and analysis should be read in conjunction with “Selected Financial and Other Data,” our combined financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and the notes related thereto, our unaudited combined financial statements as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010 and our unaudited condensed consolidated pro forma financial information appearing elsewhere in this prospectus. Since our formation, we have not had any corporate activity. Accordingly, we believe a discussion of our results of operations would not be meaningful, and this Management’s Discussion and Analysis of Financial Condition and Results of Operations therefore only discusses the historical operations of our predecessor and the unaudited pro forma results of our company.

Unless the context otherwise requires or indicates, references in this section to “we,” “our” and “us” refer to (i) the company and its consolidated subsidiaries (including the operating partnership) after giving effect to this offering and the formation transactions and (ii) our predecessor before giving effect to this offering and the formation transactions.

Overview

We are a self-administered and self-managed REIT that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. We were formed to continue and expand the commercial real estate business of our predecessor, Malkin Holdings LLC and its affiliates. Our primary focus will be to continue to own, manage and operate our current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

For the periods presented, this Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses only the historical financial condition and results of operations of our predecessor which owns controlling interests in 16 properties and non-controlling interests in the following four office properties, which are accounted for under the equity method of accounting: the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue. The fee ownership interests of the Empire State Building and 501 Seventh Avenue are included in our predecessor’s portfolio but the operating lease interests of these two properties are part of the predecessor’s equity interest in non-controlled entities. These non-controlled interests will represent a significant part of our operations following this offering and the formation transactions (51.0% of our pro forma revenues for the nine months ended September 30, 2011) when they become consolidated into our operations. Therefore, we do not show historical consolidated financial information for our entire portfolio following this offering and the formation transactions. For the periods following the consummation of this offering and the formation transactions, our operations will consolidate the operations of the non-controlled entities (as defined below) which will result in a material change in our disclosure of our financial condition and results of operations. We also present in this prospectus pro forma financial information for our company reflecting our entire portfolio on a consolidated basis as of September 30, 2011 and for the nine months ended September 30, 2011 and the year ended December 31, 2010.

We operate an integrated business that currently consists of two operating segments: real estate and construction contracting.

As of September 30, 2011, our Manhattan and greater New York metropolitan area office properties were 76.9% (or 80.6% giving effect to leases signed but not yet commenced as of that date) and 89.5% leased, respectively, and our office properties as a whole were 79.9% leased (or 83.0% giving effect to leases signed but not yet commenced as of that date). Our ability to increase occupancy and rental revenue at our office properties depends on the successful completion of our repositioning program and market conditions. The other component of our real estate segment, retail leasing, comprises both standalone retail properties and retail space in our Manhattan office properties. Our retail properties, including retail space in our Manhattan office properties, were 86.2% leased as of September 30, 2011.

Although construction contracting represented approximately 17.7% and 11.0%, respectively, of our revenues for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively, its relative contribution to our net income was much less significant than its contribution to our revenues.

The Empire State Building is our flagship property and accounted for 41.0% of our total pro forma revenues for the nine months ended September 30, 2011. The Empire State Building provides us with a diverse source of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. During the nine months ended September 30, 2011 and the year ended December 31, 2010, the Empire State Building generated approximately $62.9 million and $78.9 million of revenue, respectively, from its observatory operations which represented approximately 16.5% and 16.6% of our pro forma revenues, respectively. We anticipate that our observatory operations will be a separate accounting segment following this offering and the formation transactions.

From 2002 through 2006, we gradually gained day-to-day management of our Manhattan office properties. Since then, we have been undertaking a comprehensive renovation and repositioning strategy of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. Since we assumed day-to-day management of our Manhattan office properties beginning with One Grand Central Place in 2002, and through September 30, 2011, we have invested a total of approximately $296.0 million (excluding tenant improvement costs and leasing commissions) into our Manhattan office properties pursuant to this program. We currently intend to invest between $175.0 million and $215.0 million of additional capital through the end of 2013. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, we currently estimate that between $55.0 million and $65.0 million of capital is needed beyond 2013 to complete the renovation program at the Empire State Building, which we expect to complete substantially in 2016 due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. These estimates are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change.

We intend to fund these capital improvements through a combination of operating cash flow and borrowings. These improvements, within our renovation and repositioning program, include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. We have also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “Business and Properties—Renovation and Repositioning Case Studies,” and we believe has the potential to improve our operating margins and cash flows in the future. We believe we will continue to enhance our tenant base and improve rents as our pre-renovation leases continue to expire and be re-leased.

Historically, we have operated our business to preserve capital through conservative debt levels. Upon completion of this offering and the formation transactions, we will have no debt maturing in 2012 and approximately $58.3 million of debt maturing in 2013 and we expect to have pro forma total debt outstanding of approximately $1.04 billion, with a weighted average interest rate of 5.29% and a weighted average maturity of 4.5 years. Additionally, we expect to have approximately $179.1 million of available borrowing capacity under our loans on a pro forma basis. Our overall leverage will depend on our mix of investments and the cost of leverage. Our charter does not restrict the amount of leverage that we may use.

We are a Maryland corporation that was formed on July 29, 2011. We conduct all of our business activities through our operating partnership, of which we are the sole general partner. We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012.

Our Predecessor

Our predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that are owned or controlled by the sponsors (Anthony E. Malkin and Peter L. Malkin) and/or their affiliates and family members, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “our predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “our predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. Our predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities

As of September 30, 2011, properties controlled by the sponsors and/or their affiliates and family members and whose operations are 100% consolidated into the financial statements of our predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 340,000 rentable square foot office building and garage.

The acquisition of interests in our predecessor will be recorded at historical cost at the time of the formation transactions.

Non-Controlled Entities

As of September 30, 2011, properties in which the sponsors and/or their affiliates and family members own non-controlling interests and whose operations are reflected in our predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York— Empire State Building Company L.L.C.
Master operating lease position of 1350 Broadway, New York, New York— 1350 Broadway Associates L.L.C. (long term ground lease)
1333 Broadway, New York, New York—1333 Broadway Associates L.L.C.
Master operating lease position of 501 Seventh Avenue, New York, New York— 501 Seventh Avenue Associates L.L.C.

All of our business activities will be conducted through our operating partnership. We will be the sole general partner of our operating partnership. Pursuant to the formation transactions, our operating partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including our predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, Class B common stock, operating partnership units, and/or cash.

Formation Transactions

Prior to or concurrently with the completion of this offering, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, (i) the 18 properties owned by the controlled and non-controlled entities, (ii) one development parcel in which our predecessor owns a controlling interest and (iii) the business and assets of our predecessor management businesses. In the aggregate, these interests will comprise our ownership of our property portfolio. We will not acquire our predecessor’s affiliates’ interests in the option properties, the excluded properties or the excluded businesses.

To acquire the properties to be included in our portfolio from the current owners we will issue to the holders of interests in our predecessor and the non-controlled entities an aggregate of              shares of our Class A common stock,              shares of our Class B common stock and              operating partnership units, with an aggregate value of $            , based on the mid-point of the range of initial public offering prices set forth on the front cover of this prospectus, and we will pay $             in cash to those holders of interests in our predecessor and the non-controlled entities that are non-accredited and those that are accredited but chose cash consideration. Cash amounts will be provided from the net proceeds of this offering. These contributions and other transactions will be effected prior to or substantially concurrently with the completion of this offering.

We estimate that the net proceeds from this offering will be, based on the mid-point of the range of initial public offering prices set forth on the front cover of this prospectus, approximately $            , or approximately $             if the underwriters’ option to purchase additional shares is exercised in full (in each case after deducting the underwriting discounts and commissions and estimated expenses of this offering and formation transactions). We will contribute the net proceeds of this offering to our operating partnership in exchange for operating partnership units, and our operating partnership will use the proceeds received from us, as well as cash on hand as described under “Use of Proceeds.”

We have determined that our predecessor is the acquirer for accounting purposes, and therefore the contribution of the assets of, or acquisition by merger of, the controlled entities is considered a transaction between entities under common control since the sponsors control a majority interest in each of the controlled entities comprising our predecessor. As a result, the acquisition of interests in the controlled entities will be recorded at our historical cost. The contribution of the assets of, or acquisition by merger of, the non-controlled entities (including our predecessor’s non-controlling interest in these entities) will be accounted for as an acquisition under the acquisition method of accounting and recognized as the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of these assets and liabilities has been allocated in accordance with Accounting Standards Codification, or ASC, Section 805-10, Business Combinations, or ASC 805 (formerly known as Statement of Financial Accounting Standards (“SFAS”) No. 141 (“SFAS No. 141”), which was later replaced by SFAS 141 (R)). Our methodology for allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and appraised values. We estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements), identified intangible lease assets and liabilities (consisting of acquired above-market leases, acquired in-place lease value and acquired below-market leases) and assumed debt.

Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. The value allocated to in-place lease costs (tenant improvements and leasing commissions) are amortized over the related lease term and reflected as depreciation and amortization. The value of in-place lease assets and assumed above- and below-market leases is amortized over the related lease term and reflected as either an increase (for below-market leases) or a decrease (for in-place lease assets above-market leases) to rental income. The fair value of the debt assumed is determined using current market interest rates for comparable debt financings.

Factors That May Influence Future Results of Operations

Rental Revenue

We derive revenues primarily from rents, rent escalations, expense reimbursements and other income received from tenants under existing leases at each of our properties. “Escalations and expense reimbursements” consist of payments made by tenants to us under contractual lease obligations to reimburse a portion of the property operating expenses and real estate taxes incurred at each property.

We believe that the average rental rates for in-place leases at our properties are generally below the current market rates, although individual leases at particular properties presently may be leased above, at or below the current market rates within its particular submarket.

The amount of net rental income and reimbursements that we receive depends principally on our ability to lease currently available space, re-lease space to new tenants upon the scheduled or unscheduled termination of leases or renew expiring leases and to maintain or increase our rental rates. Factors that could affect our rental incomes include, but are not limited to: local, regional or national economic conditions; an oversupply of, or a reduction in demand for, office or retail space; changes in market rental rates; our ability to provide adequate services and maintenance at our properties; and fluctuations in interest rates could adversely affect our rental income in future periods. Future economic or regional downturns affecting our submarkets or downturns in our tenants’ industries could impair our ability to lease vacant space and renew or re-lease space as well as the ability of our tenants to fulfill their lease commitments, and could adversely affect our ability to maintain or increase the occupancy at our properties.

Tenant Credit Risk

The economic condition of our tenants may also deteriorate, which could negatively impact their ability to fulfill their lease commitments and in turn adversely affect our ability to maintain or increase the occupancy level and/or rental rates of our properties. The recent economic downturn has resulted in many companies shifting to a more cautionary mode with respect to leasing. Many potential tenants are looking to consolidate, reduce overhead and preserve operating capital and many are also deferring strategic decisions, including entering into new, long-term leases at properties.

Leasing

We have seen an improvement since 2008 in leasing activity. For example, during 2010, on a pro forma basis, we signed 1,197,170 rentable square feet of new leases and lease renewals, an increase of 4.5% over 2009 and 45.0% over 2008. Additionally, during the nine months ended September 30, 2011, we signed 1,223,036 rentable square feet of new leases and lease renewals.

Due to the relatively small number of leases that are signed in any particular quarter, one or more larger leases may have a disproportionately positive or negative impact on average base rent, tenant improvement and leasing commission costs for that period. As a result, we believe it is more appropriate when analyzing trends in average base rent and tenant improvement and leasing commission costs to review activity over multiple quarters or years. Tenant improvement costs include expenditures for general improvements occurring concurrently with, but that are not directly related to, the cost of installing a new tenant. Leasing commission costs are similarly subject to significant fluctuations depending upon the length of leases being signed and the mix of tenants from quarter to quarter.

As of September 30, 2011, our Manhattan and greater New York metropolitan area office properties were 76.9% (or 80.6% giving effect to leases signed but not yet commenced as of that date) and 89.5% leased, respectively, and our office properties as a whole were 79.9% leased (or 83.0% giving effect to leases signed but not yet commenced as of that date). As of September 30, 2011, there was approximately 1.4 million rentable square feet of space in our portfolio available to lease (excluding leases signed but not yet commenced) representing 16.7% of the net rentable square footage of the properties in our portfolio. In addition, leases representing 2.4% and 8.2% of net rentable square footage of the properties in our portfolio will expire in the remainder of 2011 (including month-to-month leases) and in 2012, respectively. These leases are expected to represent approximately 2.6% and 9.5%, respectively, of our annualized base rent for such periods. Our revenues and results of operations can be impacted by expiring leases that are not renewed or re-leased or that are renewed or re-leased at base rental rates equal to above or below the current average base rental rates. Further, our revenues and results of operations can also be affected by the costs we incur to re-lease available space, including payment of leasing commissions, renovations and build-to-suit remodeling that may not be borne by the tenant.

Market Conditions

The properties in our portfolio are located in Manhattan and the greater New York metropolitan area, which includes Fairfield County, Connecticut and Westchester County, New York. Positive or negative changes in conditions in these markets, such as business hirings or layoffs or downsizing, industry growth or slowdowns, relocations of businesses, increases or decreases in real estate and other taxes, costs of complying with governmental regulations or changed regulation, can impact our overall performance.

Taxable REIT Subsidiaries

Following this offering and the formation transactions, Empire State Realty Observatory TRS, LLC, a New York limited liability company, which we refer to as Observatory TRS, and Empire State Realty Holdings TRS, LLC, a Delaware limited liability company, which we refer to as Holding TRS, will be wholly owned subsidiaries of our operating partnership. We intend to elect, together with Observatory TRS and Holding TRS, to treat Observatory TRS and Holding TRS as TRSs of ours for U.S. federal income tax purposes. A TRS generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT, although a TRS may not operate or manage a lodging facility or provide rights to any brand name under which any lodging facility is operated. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Effect of Subsidiary Entities—Taxable REIT Subsidiaries.” We may form additional TRSs in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to Observatory TRS and Holding TRS. Any income earned by a TRS of ours will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Gross Income Tests.” Because a TRS is subject to entity-level U.S. federal income tax and state and local income tax (where applicable) in the same manner as other taxable corporations, the income earned by a TRS of ours generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

The observatory operations at the Empire State Building have historically been part of the financial results of the Empire State Building Company L.L.C., one of the non-controlled entities, and therefore, have not been consolidated into our predecessor’s financial statements. Instead, they have been a component of our predecessor’s equity investment in non-controlled entities. Following this offering and the formation transactions, these operations will be part of our consolidated results and we anticipate it will constitute a separate accounting segment. The revenues from our observatory operations will represent a significant portion of our operations following this offering and the formation transactions representing 16.5% and 16.6% of our pro forma revenues for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively. For the year ended December 31, 2010, the lease payment from the observatory operations to the Empire State Building Company L.L.C. was $44.8 million. These operations will be run by Observatory TRS. Our operating partnership and Observatory TRS are party to a lease which is structured to pay our operating partnership a fixed minimum rent plus variable gross participations in certain operations of our observatory. Therefore, the amounts payable under this lease will be dependent upon the following: (i) the number of tourists (domestic and international) that come to New York City and visit the observatory, as well as any related tourism trends; (ii) the prices per admission that can be charged; (iii) seasonal trends affecting the number of visitors to the observatory; (iv) competition, in particular from the planned observation in the new property under construction at one World Trade Center; and (v) weather trends.

Operating expenses

Our operating expenses generally consist of repairs and maintenance, security, utilities, property-related payroll, bad debt expense and prior to this offering, third-party management fees. Factors that may affect our ability to control these operating costs include: increases in insurance premiums, tax rates, the cost of periodic repair, renovation costs and the cost of re-leasing space, the cost of compliance with governmental regulation, including zoning and tax laws, the potential for liability under applicable laws and interest rate levels. Also, as a public company, our annual general and administrative expenses will be meaningfully higher compared to historical expenses due to legal, insurance, accounting and other expenses related to corporate governance, SEC reporting, other compliance matters and the costs of operating as a public company. If our operating costs increase as a result of any of the foregoing factors, our future cash flow and results of operations may be adversely affected.

The expenses of owning and operating a property are not necessarily reduced when circumstances, such as market factors and competition, cause a reduction in income from the property. If revenues drop, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes and maintenance generally, will not be materially reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. As a result, if revenues decrease in the future, static operating costs may adversely affect our future cash flow and results of operations. If similar economic conditions exist in the future, we may experience future losses.

Cost of funds and interest rates

We expect future changes in interest rates will impact our overall performance. Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. While we may seek to manage our exposure to future changes in rates, portions of our overall outstanding debt will likely remain at floating rates. Following this offering and the formation transactions, we expect to have floating rate mortgage loans on 501 Seventh Avenue (third lien), 250 West 57th Street (third lien), 1350 Broadway (second lien) and our secured term loan on the Empire State Building, which collectively represent 16.0% of our pro forma indebtedness. Our floating rate debt may increase to the extent we use available borrowing capacity under our loans to fund capital improvements. We continually evaluate our debt maturities, and, based on management’s current assessment, believe we have viable financing and refinancing alternatives that will not materially adversely impact our expected financial results. Upon completion of this offering, we will have no debt maturities in 2012 and maturities in the amount of $58.3 million in 2013.

Competition

The leasing of real estate is highly competitive in Manhattan and the greater New York metropolitan market in which we operate. We compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to ours in the same markets in which our properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, we face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. In addition, competition from observatory and/or broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from our observatory and/or broadcasting operations. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our stockholders. Additionally, completion of the new Vornado Tower currently under construction at 15 Penn Plaza may provide a source of competition for office and retail tenants, due to its close proximity to the Empire State Building. If our competitors offer space at rental rates below current market rates, below the rental rates we currently charge our tenants, in better locations within our markets or in higher quality facilities, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire.

Critical Accounting Policies

Basis of Presentation and Principles of Combination

The accompanying combined financial statements of the predecessor are prepared in accordance with U.S. generally accepted accounting principles, or GAAP; and with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. The effect of all significant intercompany balances and transactions has been eliminated. The combined financial statements include all the accounts and operations of our predecessor. The real estate entities included in the accompanying combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership of the sponsors and/or their affiliates and family members. Equity interests in the combining entities that are not controlled by the sponsors and/or their affiliates and family members are shown as investments in uncombined entities. We will also acquire these interests.

In June 2009, the Financial Accounting Standards Board, or FASB, amended the guidance for determining whether an entity is a variable interest entity, or VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Adoption of this guidance on January 1, 2010 did not have a material impact on our combined financial statements. Management does not believe that we have any variable interests in VIEs.

We will assess the accounting treatment for each investment we may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of our predecessor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Real Estate

Commercial real estate properties are recorded at cost, less accumulated depreciation and amortization. The recorded cost includes cost of acquisitions, development and construction and tenant allowances and improvements. Expenditures for ordinary repairs and maintenance are charged to operations as incurred. Significant replacements and betterments which improve or extend the life of the asset are capitalized. Tenant improvements which improve or extend the life of the asset are capitalized. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any tenant improvements are written off if they are replaced or have no future value.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	39 years
Building improvements	Shorter of remaining life of the building or useful life
Building (leasehold interest)	Lesser of 39 years or remaining term of the lease
Furniture and fixtures	Four to seven years
Tenant improvements	Shorter of remaining term of the lease or useful life

For commercial real estate properties acquired after June 30, 2001, we assess the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities) in accordance with guidance included in ASC 805, and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings as if vacant, based on estimated fair values. We assess and consider fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenant’s credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial. Real estate properties acquired prior to July 1, 2001 were accounted for under the provisions of Accounting Principles Board (“APB”) 16, or APB 16, using the purchase method. Under the provisions of APB 16, we did not allocate any of the purchase prices to acquired leases. APB 16 was superseded by SFAS 141 and later SFAS 141(R).

Acquired in-place lease costs (tenant improvements and leasing commissions) are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Acquired in-place lease assets and assumed above- and below-market leases are amortized on a straight-line basis as an adjustment to rental revenue over the remaining term of the underlying leases, including, for below-market leases, fixed option renewal periods, if any. To date, all such acquired lease intangibles were deemed to be immaterial and have been recorded as part of the cost of the acquired building.

Results of operations of properties acquired are included in the combined statements of income from the date of acquisition. Effective January 1, 2009, the date we adopted ASC 805, we were required to expense all acquisition related costs as incurred. Prior to this date, directly related acquisition costs were treated as part of consideration paid and were capitalized. No properties were acquired during the periods presented, nor did we incur any acquisition related costs.

Should a tenant terminate its lease, any unamortized acquired in-place lease costs, in-place lease assets and acquired above- and assumed below-market leases associated with that tenant will be written off to amortization expense or rental revenue, as indicated above.

For properties which we construct, we capitalize the cost to acquire and develop the property. The costs to be capitalized include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs of personnel directly involved and other costs incurred during the period of development.

Construction in progress is stated at cost, which includes the cost of construction, other direct costs and overhead costs attributable to the construction. Interest is capitalized if deemed material. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

We cease capitalization on the portions of a construction property substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

As a part of and concurrently with this offering and the formation transactions, we will distribute our interest in certain residential buildings and land located in Stamford, Connecticut, which is zoned for residential use and held for future development. These interests have a historical cost of $15.6 million as of September 30, 2011 and such residential buildings and land will be distributed to certain of the owners of our predecessor and therefore will not be acquired by us.

A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense is no longer recorded and the historic results are reclassified as discontinued operations.

Investments in Non-Controlled Entities

We account for our investments under the equity method of accounting where we do not have control but have the ability to exercise significant influence. Under this method, our investments are recorded at cost, and the investment accounts are adjusted for our share of the entities’ income or loss and for distributions and contributions. Equity income (loss) from non-controlled entities is allocated based on the portion of our ownership interest that is controlled by the sponsor in each entity. The agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of the entity’s income or loss generally follows the entity’s distribution priorities, which may change upon the achievement of certain investment return thresholds.

To the extent that we contributed assets to an entity, our investment in the entity is recorded at cost basis in the assets that were contributed to the entity. Upon contributing assets to an entity, we make a judgment as to whether the economic substance of the transaction is a sale. If so, gain or loss is recognized on the portion of the asset to which the other partners in the entity obtain an interest.

To the extent that the carrying amount of these investments on our combined balance sheets is different than the basis reflected at the entity level, the basis difference would be amortized over the life of the related asset and included in our share of equity in net income of the entity.

On a periodic basis, we assess whether there are any indicators that the carrying value of our investments in entities may be impaired on an other than temporary basis. An investment is impaired only if management’s estimate of the fair value of the investment is less than the carrying value of the investment on an other than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair value of the investment. None of our investments in non-controlled entities are other than temporarily impaired.

We recognize incentive income in the form of overage fees from certain uncombined entities (which include non-controlled and other properties not included in our predecessor) as income to the extent it has been earned and not subject to a clawback feature.

If our share of distributions and net losses exceeds our investments for certain of the equity method investments and if we remain liable for future obligations of the entity or may otherwise be committed to provide future additional financial support, the investment balances would be presented in the accompanying combined balance sheets as liabilities. The effects of material intercompany transactions with these equity method investments are eliminated. None of the entity debt is recourse to us.

The revenues and expenses of the non-controlled entities, including those generated by our observatory operations and our broadcasting operations, are not included in the historical operating results of our predecessor. These revenues and expenses are included in the non-controlled entities’ financial statements and we recognize our share of net income, including those generated by our observatory operations and our broadcasting operations, through our share of equity in earnings. Upon completion of this offering and the formation transactions, the operations of the non-controlled entities, including our observatory operations and our broadcasting operations, will be combined with our company, our operating partnership and/or our subsidiaries. The revenue and expense recognition accounting policies in the financial statements of the non-controlled entities are substantially the same as those of our historical predecessor. For our observatory operations, revenues consist of admission fees to visit our observatory and are recognized as income when admission tickets are sold. We also recognize rental revenue attributable to a retail tenant which operates the concession space in the observatory. In addition, we also participate in revenues generated by concession operators from photography, audio and other products and services which are recognized as income at the time of sale. For our broadcasting operations, revenues consist of broadcasting licenses and related leased space. We recognize broadcast licenses on a straight-line basis over the terms of the license agreements. We also receive rental revenue from certain broadcasting tenants which we recognize on a straight-line basis over the terms of the separate lease agreements. Expenses for our observatory and broadcasting operations are recognized as incurred.

Impairment of Long-Lived Assets

Long-lived assets, such as commercial real estate properties and purchased intangible assets subject to amortization, are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On a periodic basis, we assess whether there are any indicators that the value of our real estate properties may be impaired or that its carrying value may not be recoverable. If circumstances require that a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. We do not believe that the value of any of our properties and intangible assets were impaired during the nine months ended September 30, 2011 or during the years ended December 31, 2010, 2009 and 2008.

Income Taxes

We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. To maintain our qualification as a REIT, we are required under the Internal Revenue Code of 1986, as amended, or the Code, to distribute at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on our undistributed taxable income.

During the periods presented, the entities included in the combined financial statements are treated as partnerships or S corporations for U.S. federal and state income tax purposes and, accordingly, are not subject to entity-level tax. Rather, each entity’s taxable income or loss is allocated to its owners. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the accompanying combined financial statements.

Two of the limited liability companies in the combined group have non-real estate income that is subject to New York City unincorporated business tax, or NYCUBT. In the periods presented, these entities have generated losses for NYCUBT purposes, for which it is estimated that it is more likely than not that those losses will not provide future benefit. Consequently, no provision or liability for federal, state, or local income taxes has been included in these combined financial statements.

We account for uncertain tax positions in accordance with ASC 740, “Income Taxes.” ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures. As of December 31, 2010 and 2009, we do not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of the income tax provision. As of December 31, 2010, the tax years ended December 31, 2007 through December 31, 2010 remain open for an audit by the Internal Revenue Service. We have not received a notice of audit from the Internal Revenue Service for any of the open tax years.

Segment Reporting

Management has determined that our predecessor operates in two reportable segments: a real estate segment and a construction contracting segment. Our real estate segment includes all activities related to the ownership, management, operation, acquisition, repositioning and disposition of our real estate assets, including properties which are accounted for by the equity method. Our construction segment includes all activities related to providing construction services to tenants and to other entities within and outside our company. These two lines of businesses are managed separately because each business requires different support infrastructures, provides different services and has dissimilar economic characteristics such as investments needed, stream of revenues and different marketing strategies. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Although our observatory operations are currently not presented as a segment in our predecessor’s historical financial statements since our predecessor has a non-controlling interest in such observatory operations, we anticipate that the operations of our observatory will encompass a reportable segment upon completion of this offering and the formation transactions. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Goodwill

Certain of the properties we will acquire in the formation transactions are owned in two-tier structures with one entity owning a fee or master leasehold interest in the property and the other entity owning an operating or sub-leasehold interest. This structure was implemented at inception to achieve flow through tax treatment. The operating lessee controls the operations of the property with the operating lease structured in a manner that shares net operating results, including capital expenditures and debt service, between these two entities. Two of the operating lessees, Empire State Building Company L.L.C. and 501 Seventh Avenue Associates LLC, are non-controlled entities and only the predecessor’s non-controlling interest in the operations of these two entities are part of our predecessor’s historical operations. In the remainder of these two-tier structures, the operations of both the owner and the operating lessee are part of our historical predecessor and are consolidated into our predecessor’s historical financial statements.

The interests in our predecessor will be recorded at historical cost at the time of the formation transactions. Using the preliminary aggregate exchange values, as of September 30, 2011, on a pro forma basis, the carrying value of our assets is substantially below their fair value. The acquisition of the controlling interests in the non-controlled entities, including the two operating lessees, will be accounted for as an acquisition under the acquisition method of accounting and we will recognize the estimated fair value of the assets and liabilities acquired at the time of the consummation of the formation transaction. When we acquire the controlling interest in the assets of these two non-controlled operating lessees, the operating lease will be cancelled as the operations of the properties will be consolidated into our operations. The purchase price will be allocated to any identified tangible or intangible assets we are acquiring from these two entities. Since the non-controlled operating lessees have no interest in the land or base building, the excess of the purchase price over any identified tangible and intangible assets for Empire State Building Company L.L.C. and 501 Seventh Avenue Associates LLC will be recognized as goodwill on our balance sheet.

Using the preliminary aggregate exchange values for the acquisition of these two non-controlled operating leaseholds, we expect to record approximately $1.13 billion of goodwill. Approximately $229.0 million of the expected goodwill represents the fair value of the observatory operations of the Empire State Building after adjustment for an estimated market rent that the observatory would incur to the property owner, and approximately $900.6 million of the expected goodwill represents the remainder of the excess of the purchase price over identified tangible and intangible assets, of which approximately $888.8 million is attributable to Empire State Building Company L.L.C. and approximately $11.8 million is attributable to 501 Seventh Avenue Associates LLC. Goodwill is not amortized and, therefore, will not affect our future cash flows but may affect our income statement if impaired. Based upon the preliminary aggregate exchange values as of September 30, 2011, the fair value of the assets of our company subsequently would have to decrease by over 63.1%, or $2.5 billion, for a determination that the goodwill may be impaired.

We will review goodwill annually for impairment and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. Goodwill impairment evaluation requires us to perform a two-step impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we will record an impairment write-off equal to the difference. After completion of the formation transaction, we may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. This assessment can consider relevant events and circumstances such as macro economic conditions, industry and market considerations, overall report general financial performance and other relevant entity-specific events.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

The preliminary aggregate exchange value was determined by an independent valuation firm, or the independent valuer, for the purpose of allocating equity interests in the 18 office and retail assets, one development parcel and our predecessor’s management companies that are being contributed to our company pursuant to the consolidation. The independent valuer’s preliminary appraisal was prepared for the purpose of determining these allocations and not for the purpose of establishing the absolute enterprise value of our company. The independent valuer’s preliminary appraisal may be materially different from the market determination of the enterprise value of our company in this offering.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term liquid investments with original maturities of three months or less when purchased. The majority of our cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit. To date, we have not experienced any losses on our invested cash.

Restricted Cash

Restricted cash consists of amounts held by lenders and/or escrow agents to provide for future real estate tax expenditures and insurance expenditures, tenant vacancy related costs, debt service obligations and amounts held for tenants in accordance with lease agreements such as security deposits, as well as amounts held by our third-party property managers.

Revenue Recognition

Rental Revenue

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. We commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. We account for all of our leases as operating leases. Deferred rent receivables, including free rental periods and leasing arrangements allowing for increased base rent payments are accounted for in a manner that provides an even amount of fixed lease revenues over the respective non-cancelable lease terms. Differences between rental income recognized and amounts due under the respective non-cancelable lease agreements are recognized as an increase or decrease to deferred rents receivable.

The timing of rental revenue recognition is impacted by the ownership of tenant improvements and allowances. When we are the owner of the tenant improvements, revenue recognition commences after both the improvements are completed and the tenant takes possession or control of the space. In contrast, if we determine that the tenant allowances we are funding are lease incentives, then we commence revenue recognition when possession or control of the space is turned over to the tenant. Tenant improvement ownership is determined based on various factors including, but not limited to, whether the lease stipulates how and on what a tenant improvement allowance may be spent, whether the tenant or landlord retains legal title to the improvements at the end of the lease term, whether the tenant improvements are unique to the tenant or general-purpose in nature, and whether the tenant improvements are expected to have any residual value at the end of the lease.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters’ wage rate in effect during a base year or increases in the Consumer Price Index over the index value in effect during a base year.

We will recognize rental revenue of acquired in-place above- and below-market leases at their fair values over the terms of the respective leases.

Lease cancellation fees are recognized when the fees are determinable, tenant vacancy has occurred, collectability is reasonably assured, we have no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Such fees are included in other income and fees in our combined statements of income.

Upon completion of this offering and the formation transactions, the operations of the non-controlled entities, including our observatory operations and our broadcasting operations, will be combined with our company, our operating partnership and/or our subsidiaries. For our observatory operations, revenues consist of admission fees to visit our observatory and we will recognize them as income when admission tickets are sold. For our broadcasting operations, revenues consist of broadcasting licenses and related leased space. We recognize broadcast licenses on a straight-line basis over the terms of the license agreements. We also receive rental revenue from certain broadcasting tenants which we recognize on a straight-line basis over the terms of the separate lease agreements.

We also earn concession revenues from photography, gifts and other products and services related to our observatory operations which are recognized at the time of sale.

Gains on Sale of Real Estate

We record a gain on sale of real estate when title is conveyed to the buyer and we have no substantial economic involvement with the property. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, profit sharing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Gains from sales of depreciated properties are included in discontinued operations and the proceeds from the sale of these properties are classified in the investing activities section of the combined statements of cash flows. During the periods presented, we did not sell any properties.

Third-Party Management, Leasing and Other Fees

We earn revenue arising from contractual agreements with affiliated entities of the sponsors that are not presented as controlled entities. This revenue is recognized as the related services are performed under the respective agreements in place.

Construction Revenue

Revenues from construction contracts are recognized under the percentage-of completion method. Under this method, progress towards completion is recognized according to the ratio of incurred costs to estimated total costs. This method is used because management considers the “cost-to-cost” method the most appropriate in the circumstances.

Contract costs include all direct material, direct labor and other direct costs and an allocation of certain overhead related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Allowance for Doubtful Accounts

We maintain an allowance against tenant and other receivables and deferred rents receivables for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental revenue that is recoverable over the term of the respective lease. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations. If our estimate of collectability differs from the cash received, then the timing and amount of our reported revenue could be impacted. Bad debt expense is included in marketing, general and administrative expenses on our combined statements of income and is an offset to allowance for doubtful accounts on our combined balance sheets.

Discontinued Operations

We reclassify material operations related to properties sold during the period or held for sale at the end of the period to discontinued operations for all periods presented. There were no discontinued operations in the periods presented.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew leases, are amortized on a straight-line basis over the related lease term and the expense is included in depreciation and amortization in our combined statements of income. Upon the early termination of a lease, unamortized deferred leasing costs are charged to expense.

Deferred Financing Costs

Fees and costs incurred to obtain long-term financing have been deferred and are being amortized as a component of interest expense in our combined statements of income over the life of the respective mortgage on the straight-line method which approximates the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking debt, which do not close, are expensed in the period in which it is determined that the financing will not close.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement, and is determined based on the assumptions that market participants use in pricing the asset or liability. Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). We follow the FASB guidance that defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1:	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2:	inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs are unobservable inputs for the asset or liability, which are typically based upon an entity’s own assumptions, as there is little if any, related market activity.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Changes in assumptions or estimation methodologies can have a material effect on these estimated values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

As of September 30, 2011 and December 31, 2010, 2009, and 2008, we did not have any assets or liabilities subject to Level 1, 2, or 3 fair value measurements.

Offering Costs

We have incurred external offering costs of approximately $8.7 million for the nine months ended September 30, 2011 and approximately $3.9 million for the year ended December 31, 2010 which are included in deferred costs, net in our combined balance sheets. Such costs are comprised of accounting fees, legal fees and other professional fees. We have deferred such costs, which will be recorded as a reduction of proceeds of this offering, upon consummation of this offering. Additional offering costs for work done by employees of the supervisor of approximately $842,000 for the nine months ended September 30, 2011 and $453,000 for the year ended December 31, 2010 were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the existing entities. These costs have been eliminated as intercompany transactions in our predecessor’s historical financial statements. Additionally, the non-controlled entities have incurred external offering costs of approximately $7.3 million for the nine months ended September 30, 2011 and approximately $3.3 million for the year ended December 31, 2010 that are not included in our predecessor’s historical financial statements. Further, additional offering costs for work done by employees of the supervisor of $706,000 for the nine months ended September 30, 2011 and $380,000 for the year ended December 31, 2010 were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the non-controlled entities.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in any additional disclosures in our combined financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. We are currently evaluating the impact the adoption of the remainder of the standard will have on our combined financial statements. The adoption of this guidance, while it will likely be applicable to us, is not expected to have a material impact on our combined financial statements. We did not have any financial instruments that would be materially impacted by this standard as of September 30, 2011.

New Accounting Pronouncements Not Yet Adopted

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU clarifies for which periods supplemental disclosure of pro forma revenue and net income is required when a business combination occurs in the current period. The guidance clarifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In our case, the guidance is in effect for the 2011 annual reporting period. The adoption of this guidance, while it will likely be applicable to us, is not expected to have a material impact on our combined financial statements.

In May 2011 the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRS”), or ASU 2011-04. ASU 2011-04 represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurements. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments in this ASU are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-04 will have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income. The update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of the comprehensive income are presented. The amendments in this update are to be applied retrospectively and are effective for fiscal years ending after December 15, 2012 for nonpublic entities except for the amendment to the presentation of reclassifications of items out of accumulated other comprehensive income which the FASB issued a deferral of the effective date on November 8, 2011. We are currently evaluating the impact of adopting this new accounting standards update on our combined financial statements.

In September 2011, the FASB issued a new Accounting Standards Update (ASU) to enhance the disclosure requirements about an employer’s participation in a multiemployer pension plan. Employers that participate in a multiemployer pension plan will be required to provide a narrative description of the general nature of the plans and the employer’s participation in the plans that would indicate how the risks of these plans are different from single-employer plans and a disclosure of the minimum contributions required by the agreement. For each multiemployer pension plan that is individually significant, employers are required to provide additional disclosures including disaggregation of information. The additional disclosures will be adopted retrospectively and effective for annual periods ending after December 15, 2011. We are currently evaluating the impact of adopting this new accounting standards update on our combined financial statements.

Results of Operations

Overview

For the periods presented, our predecessor’s portfolio was comprised of interests in ten office properties and six retail properties and non-controlled interests in the following four office properties, which are accounted for under the equity method of accounting: the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue. The fee ownership interests of the Empire State Building and 501 Seventh Avenue are included in our predecessor’s portfolio but the operating lease interests of these two properties are part of the predecessor’s equity interest in non-controlled entities. These non-controlled interests will represent a significant part of our operations following this offering and the formation transactions (51.0% of our pro forma revenues for the nine months ended September 30, 2011) when they become consolidated into our operations. Also, for the periods presented below, rental revenue includes rental revenue earned by the Empire State Building and 501 Seventh Avenue related to leasehold rent (which leasehold rent will be eliminated in consolidation), which upon acquisition by our company will be eliminated in consolidation. The following comparative discussion of results of operations discusses only the operations of our predecessor (which reflects its interest in the non-controlled entities as an equity investment). Therefore, for periods following the completion of this offering and the formation transactions, our results of operations will be materially different as they will consolidate the non-controlled entities and will disclose more detailed information concerning the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010 (in thousands)

The following table summarizes the historical results of operations of our predecessor for the nine months ended September 30, 2011 and 2010:

	Nine Months Ended September 30,
	2011	2010	Change	%
Revenues:
Rental revenue(1)	$126,768	$122,632	$4,136	3.4%
Tenant expense reimbursement	22,869	24,549	(1,680)	(6.8%)
Third-party management and other fees	4,671	2,829	1,842	65.1%
Construction revenue	35,323	23,713	11,610	49.0%
Other income and fees	9,909	13,026	(3,117)	(23.9%)

Total Revenues	199,540	186,749	12,791	6.8%

Expenses:
Operating expenses	40,520	44,043	(3,523)	(8.0%)
Marketing, general and administrative expenses	13,431	13,031	400	3.1%
Construction expenses	34,121	23,258	10,863	46.7%
Real estate taxes	21,968	20,310	1,658	8.2%
Depreciation and amortization	25,773	25,048	725	2.9%

Total Operating Expenses	135,813	125,690	10,123	8.1%

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	63,727	61,059	2,668	4.4%
Interest expense, net	41,732	39,162	2,570	6.6%

Income from Operations before Equity in Net Income of Non-controlled Entities	21,995	21,897	98	0.4%
Equity in net income of non-controlled entities	12,239	12,376	(137)	(1.1%)

Net Income	$34,234	$34,273	$(39)	(0.1%)

(1)	Includes $9.6 million and $9.8 million of leasehold rent for the nine months ended September 30, 2011 and September 30, 2010, respectively.

Rental Revenue

Rental revenue increased by $4,136, or 3.4%, to $126,768 for the nine months ended September 30, 2011 from $122,632 for the nine months ended September 30, 2010. This increase was primarily attributable to (i) new, renewal and expansion leases at One Grand Central Place and 500 Mamaroneck that collectively accounted for $2,658 of the increase; (ii) new leases including a significant retail lease at 250 West 57th Street that commenced in July 2010 that accounted for $860 of the increase; and (iii) a write-off in 2010 of deferred straight-line receivable for cancellation of the previous retail tenant’s lease that accounted for $1,559 of the increase; partially offset by a reduction of $459 at 383 Main Avenue attributable to vacancies.

Tenant Expense Reimbursement

Tenant expense reimbursement decreased by $1,680, or 6.8%, to $22,869 for the nine months ended September 30, 2011 from $24,549 for the nine months ended September 30, 2010. Generally, under our leases, we are entitled to reimbursement from our tenants for increases in specific operating expenses associated with the leased property over the amount incurred for these operating expenses in the first year of the leases. Therefore, no tenant reimbursements are typically earned during the first year of a lease term. The decrease in tenant expense reimbursements for the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010 was primarily attributable to (i) operating expense reimbursements, which decreased by $1,603 mainly due to no reimbursement for the base year of new and renewal leases commenced in 2011; (ii) a decline in electric income of $693, which is reimbursable; (iii) Consumer Price Index income, which decreased by $622; (iv) real estate tax escalation income, which increased by $977 mainly due to increased real estate tax expense; (v) cleaning income, which increased by $122; and (vi) security and repairs income, which increased by $130.

Third-Party Management and Other Fees

Third-party management and other fees increased by $1,842, or 65.1%, to $4,671 for the nine months ended September 30, 2011 from $2,829 for the nine months ended September 30, 2010. This increase is primarily attributable to increased supervisory and professional fees charged to the properties being accounted for under the equity method, the option properties and the excluded properties and excluded businesses. We earned (i) supervisory fees from such entities of $2,699 and $1,422 for the nine months ended September 30, 2011 and 2010, respectively, and (ii) property management fees from such entities of $1,530 and $822 for the nine months ended September 30, 2011 and 2010, respectively.

Construction Revenue

Construction revenue increased by $11,610, or 49.0%, to $35,323 for the nine months ended September 30, 2011 from $23,713 for the nine months ended September 30, 2010. This increase is attributable to greater construction activity in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. In 2011, we experienced a significant increase in the project size of our construction projects. The aggregate billings for the five largest projects in the nine months ended September 30, 2011 was $29,540, while the aggregate billings for the five largest projects in the nine months ended September 30, 2010 was $18,000. We do not expect this increase in the project size and quantity of our construction projects to continue in the immediate future.

Other Income and Fees

Other income and fees decreased by $3,117, or 23.9%, to $9,909 for the nine months ended September 30, 2011 from $13,026 for the nine months ended September 30, 2010. This decrease is attributable to lease cancellation income which was $9,416 higher in the nine months ended September 30, 2010, related to three tenants at 1359 Broadway and 250 West 57th Street, all of which vacated their spaces in 2010. This decrease was partially offset by $5,068 of income received from the Helmsley estate as a voluntary reimbursement of legal expenses previously incurred by us, and $717 of professional fees earned from the option properties for the nine months ended September 30, 2011. Additionally, the overage rent earned was $666 higher in the nine months ended September 30, 2011.

Operating Expenses

Operating expenses decreased by $3,523, or 8.0%, to $40,520 for the nine months ended September 30, 2011 from $44,043 for the nine months ended September 30, 2010. This decrease is primarily attributable to a decrease in electricity expense of $1,931 following a change in electric provider at certain of our Manhattan office properties resulting in better rates. Our bad debt expense also declined by $1,969 in 2011 due to improved collections. These decreases were partially offset by an increase to payroll of $792.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased by $400, or 3.1%, to $13,431 for the nine months ended September 30, 2011 from $13,031 for the nine months ended September 30, 2010. This increase is primarily attributable to an increase in administrative payroll.

Construction Expenses

Construction expenses increased by $10,863, or 46.7%, to $34,121 for the nine months ended September 30, 2011 from $23,258 for the nine months ended September 30, 2010. This increase correlates with the increase in the new construction projects that were commenced in the nine month period ended September 30, 2010 and 2011.

Real Estate Taxes

Real estate taxes increased by $1,658, or 8.2%, to $21,968 for the nine months ended September 30, 2011 from $20,310 for the nine months ended September 30, 2010. The increase was primarily attributable to increases of $848 at First Stamford Place and $267 at Metro Center, both attributable to prior year refunds received in the nine months ended September 30, 2010, and an increase of $236 at One Grand Central Place.

Depreciation and Amortization

Depreciation and amortization increased by $725, or 2.9%, to $25,773 for the nine months ended September 30, 2011 from $25,048 for the nine months ended September 30, 2010. The increase in depreciation and amortization expense was primarily the result of improvements made at the Empire State Building and One Grand Central Place partially offset by the write-off of unamortized tenant improvements and leasing costs at 1359 Broadway in 2010 associated with the early termination of leases.

Interest Expense, net

Interest expense, net (including amortization of mortgage costs) increased by $2,570, or 6.6%, to $41,732 for the nine months ended September 30, 2011 from $39,162 for the nine months ended September 30, 2010. The increase was primarily attributable to (i) a prepayment fee of $2,343 and increased amortization of prior mortgage costs of $772 less lower interest expense of $365 with respect to our new secured term loan at the Empire State Building which closed in July 2011; (ii) increased mortgage interest expense at 500 Mamaroneck Avenue due to increased borrowings (approximately $215); and (iii) partially offset at 10 Union Square due to the 2010 prepayment of debt ($155 of increase in expense for the nine months ended September 30, 2010) respectively.

Equity in Income of Non-controlled Entities

Equity in income of non-controlled entities decreased by $137, or 1.1%, to $12,239 for the nine months ended September 30, 2011 from $12,376 for the nine months ended September 30, 2010. Our share of equity in net income of non-controlled entities benefitted from increased net income at our equity investments in 1333 Broadway, 1350 Broadway and 501 Seventh Avenue. This increase resulted from increased occupancy and lower operating expenses and was offset by a slight decrease of our share of equity in income at the Empire State Building due to lower operating income due to increased operating expenses and depreciation and amortization from capital expenditures partially offset by higher rents and net observatory income primarily attributable to revenues resulting from higher admission prices and increased attendance.

Year Ended December 31, 2010 Compared To Year Ended December 31, 2009 (in thousands)

The following table summarizes the historical results of operations of our predecessor for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009	Change	%
Revenues:
Rental revenue(1)	$166,159	$167,556	$(1,397)	(0.8%)
Tenant expense reimbursement	32,721	36,309	(3,588)	(9.9%)
Third-party management and other fees	3,750	4,296	(546)	(12.7%)
Construction revenue	27,139	15,997	11,142	69.7%
Other income and fees	16,776	8,157	8,619	105.7%

Total Revenues	246,545	232,315	14,230	6.1%

Expenses:
Operating expenses	60,356	58,850	1,506	2.6%
Marketing, general and administrative expenses	13,924	16,145	(2,221)	(13.8%)
Construction expenses	27,581	17,281	10,300	59.6%
Real estate taxes	27,585	28,937	(1,352)	(4.7%)
Depreciation and amortization	34,041	29,327	4,714	16.1%

Total Operating Expenses	163,487	150,540	12,947	8.6%

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	83,058	81,775	1,283	1.6%
Interest expense, net	52,264	50,738	1,526	3.0%
Income from Operations Before Equity in Net Income of Non-Controlled Entities	30,794	31,037	(243)	(0.8%)
Equity in net income of non-controlled entities	15,324	10,800	4,524	41.9%

Net Income	$46,118	$41,837	$4,281	10.2%

(1)	Includes $17.1 million and $19.7 million of leasehold rent for the years ended December 31, 2010 and December 31, 2009, respectively.

Rental Revenue

Rental revenue decreased by $1,397, or 0.8%, to $166,159 for the year ended December 31, 2010 from $167,556 for the year ended December 31, 2009. This decrease was primarily attributable to a decrease in additional leasehold rent received from the operating lessee at the Empire State Building in the amount of $3,459. Additional leasehold rent is calculated as a function of the property’s operating income and is reduced by capital expenditures made by the lessee. Rent was further reduced by the expiration or early termination of tenant leases at various properties (including a retail lease at 250 West 57th Street), which resulted in lower revenues.

The retail lease cancellation resulted in reduced rents of $1,500. New leasing at One Grand Central Place added $3,000 of rental revenue in 2010 compared to 2009. Additionally, rental revenue at First Stamford Place increased by $783. The decline was mitigated by new leases and increases to rent from various assets.

Tenant Expense Reimbursement

Tenant expense reimbursement decreased by $3,588, or 9.9%, to $32,721 for the year ended December 31, 2010 from $36,309 for the year ended December 31, 2009. The decrease was primarily the result of a decrease in real estate tax escalation reimbursement of $2,506, caused by a decrease in real estate tax expense, as well as leasing of vacant space in 2010 and portions of 2009. Additionally, the decrease has also been caused by a reduction in operating escalations of $1,309 as a result of the expiration and termination in 2010 of several leases with comparatively higher escalation billings. The decrease was offset by an increase in CPI escalations of $868 resulting from higher CPI in 2010 and several new tenants with CPI based escalations.

Third-Party Management and Other Fees

Third-party management and other fees decreased by $546, or 12.7%, to $3,750 for the year ended December 31, 2010 from $4,296 for the year ended December 31, 2009. This decrease is attributable to decreased supervisory fees charged to the properties being accounted for under the equity method, the option properties and the excluded properties and excluded businesses.

Construction Revenue

Construction revenue increased by $11,142, or 69.7%, to $27,139 for the year ended December 31, 2010 from $15,997 for the year ended December 31, 2009. This increase is attributable to a general increase in construction activity in 2010. In 2010, we experienced a significant increase in the project size of our construction projects. Most notably, there were three projects which commenced in 2010 which were not present in 2009 totaling approximately $11,400 of construction revenue in 2010.

Other Income and Fees

Other income and fees increased by $8,619, or 105.7%, to $16,776 for the year ended December 31, 2010 from $8,157 for the year ended December 31, 2009. This increase is primarily attributable to an increase in lease cancellation fees in 2010 of $7,832. Three tenants terminated their leases in 2010 at 1359 Broadway, First Stamford Place, and 250 West 57th Street resulting in $10,877 of other income in 2010. Comparatively, one tenant at One Grand Central Place accounted for $2,900 of the cancellation income in 2009.

Operating Expenses

Operating expenses increased by $1,506, or 2.6%, to $60,356 for the year ended December 31, 2010 from $58,850 for the year ended December 31, 2009. Our property-related payroll expenses increased by $1,155 due to increased staffing. Additionally, our bad debt expense increased by $705 due to increased reserves. These increases were offset by lower repairs and maintenance which declined by $1,073.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses decreased by $2,221, or 13.8%, to $13,924 for the year ended December 31, 2010 from $16,145 for the year ended December 31, 2009. The decrease is primarily due to lower administrative payroll expense of $1,699 in 2010 compared to 2009.

Construction Expenses

Construction expenses increased by $10,300, or 59.6%, to $27,581 for the year ended December 31, 2010 from $17,281 for the year ended December 31, 2009. In 2010, we experienced a significant increase in the project size of our construction projects. Most notably, there were three projects which commenced in 2010 which were not present in 2009 totaling approximately $10,300 of construction expense in 2010.

Real Estate Taxes

Real estate taxes decreased by $1,352, or 4.7%, to $27,585 for the year ended December 31, 2010 from $28,937 for the year ended December 31, 2009. The decrease was attributable to reduced assessments and prior year refunds for First Stamford Place ($1,300) and Metro Center ($400), offset by increases at other properties.

Depreciation and Amortization

Depreciation and amortization expense increased by $4,714, or 16.1%, to $34,041 for the year ended December 31, 2010 from $29,327 for the year ended December 31, 2009. This resulted from an approximately 14% increase in 2010, which was primarily associated with tenant improvements concentrated at One Grand Central Place, First Stamford Place, and 10 Bank Street.

Interest Expense, net

Interest expense, net increased by $1,526, or 3.0%, to $52,264 for the year ended December 31, 2010 from $50,738 for the year ended December 31, 2009. The increase was attributable to increased borrowings to fund capital expenditures, tenant improvements and leasing commissions at the Empire State Building, One Grand Central Place and 10 Union Square.

Equity in Income of Non-controlled Entities

Equity in income of non-controlled entities increased by $4,524, or 41.9%, to $15,324 for the year ended December 31, 2010 from $10,800 for the year ended December 31, 2009. This increase was due to (i) increased rental income at 1350 Broadway as a result of two large retail tenants whose leases commenced in April and May 2009 and several other new leases entered into in 2010 partially offset by expiring leases; (ii) improved operating results at 1333 Broadway where in 2009, the entity incurred a net loss whereas in 2010, it generated net income; and (iii) increased net income at the Empire State Building due to higher observatory revenues and licensing fees. These increases were partially offset by lower net income at 501 Seventh Avenue due to higher repairs and maintenance, increased depreciation expense on improvements placed in service during 2009 and 2010 and higher overage rent payable to us.

Year Ended December 31, 2009 Compared To Year Ended December 31, 2008 (in thousands)

The following table summarizes the historical results of operations of our predecessor for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008	Change	%
Revenues:
Rental revenue(1)	$167,556	$162,194	$5,362	3.3%
Tenant expense reimbursement	36,309	35,684	625	1.8%
Third-party management and other fees	4,296	5,916	(1,620)	(27.4%	)
Construction revenue	15,997	56,561	(40,564)	(71.7%	)
Other income and fees	8,157	8,442	(285)	(3.4%	)

Total Revenues	232,315	268,797	(36,482)	(13.6%	)

Expenses:
Operating expenses	58,850	55,291	3,559	6.4%
Marketing, general and administrative expenses	16,145	17,763	(1,618)	(9.1%	)
Construction expenses	17,281	56,080	(38,799)	(69.2%	)
Real estate taxes	28,937	24,863	4,074	16.4%
Depreciation and amortization	29,327	26,838	2,489	9.3%

Total Operating Expenses	150,540	180,835	(30,295)	(16.8%	)

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	81,775	87,962	(6,187)	(7.0%	)
Interest expense, net	50,738	48,664	2,074	4.3%

Income from Operations Before Equity in Net Income of Non-Controlled Entities	31,037	39,298	(8,261)	(21.0%	)
Equity in net income of non-controlled entities	10,800	13,422	(2,622)	(19.5%	)

Net Income	$41,837	$52,720	$(10,883)	(20.6%	)

(1)	Includes $19.7 million and $15.4 million of leasehold rent for the years ended December 31, 2009 and December 31, 2008, respectively.

Rental Revenue

Rental revenue increased by $5,362, or 3.3%, to $167,556 for the period ended December 31, 2009 from $162,194 for the period ended December 31, 2008. Basic and additional rent paid by the lessee of the Empire State Building increased by $1,790 and $4,061, respectively, and additional rent paid by the lessee of 501 Seventh Avenue decreased by $1,515. The change to basic rent for the Empire State Building was related to increased borrowings for improvements made during the period, and the related change to basic rent to fund the debt service payments. Additional leasehold rent is calculated as a function of the property’s operating income and is reduced by capital expenditures made by the lessee. Higher rents and new leasing added to the increase in rents for 2009.

Tenant Expense Reimbursement

Tenant expense reimbursement increased by $625, or 1.8%, to $36,309 for the period ended December 31, 2009 from $35,684 for the period ended December 31, 2008. Generally, under our leases, we are entitled to reimbursement from our tenants for increases in specific operating expenses associated with the leased property over the amount incurred for these operating expenses in the first year of the leases. Therefore, no tenant reimbursements are typically earned during the first year of a lease term. The increase was primarily the result of an increase in real estate tax escalation reimbursements caused by increased real estate tax expenses.

Third-Party Management and Other Fees

Third-party management and other fees income decreased by $1,620, or 27.4%, to $4,296 for the period ended December 31, 2009 from $5,916 for the period ended December 31, 2008. This decrease is primarily attributable to a $1,602 decrease related to professional and service fees earned from related parties that are managed by our predecessor and mortgage origination fees received in 2008 that were not received in 2009. This decrease is also attributable to decreased supervisory fees charged to the properties being accounted for under the equity method, the option properties and the excluded properties and excluded businesses.

Construction Revenue

Construction revenue decreased by $40,564, or 71.7%, to $15,997 for the year ended December 31, 2009 from $56,561 for the year ended December 31, 2008. This decrease is attributable to a decrease in construction activity due to the economic downturn and the completion of several large projects in 2008.

Other Income and Fees

Other income and fees decreased by $285, or 3.4%, to $8,157 for the year ended December 31, 2009 from $8,442 for the year ended December 31, 2008.

Operating Expenses

Operating expenses increased by $3,559, or 6.4%, to $58,850 for the year ended December 31, 2009 from $55,291 for the year ended December 31, 2008. This increase is primarily attributable to an increase of $3,550 in repairs and related work performed on vacant space. $2,406 of the increase relates to repairs and maintenance at One Grand Central Place, which performed asbestos testing, painting, and other building repairs in 2009. This increase was offset by lower insurance premiums, utility expenses and property-related payroll expenses across our portfolio.

Marketing, General and Administrative Expense

Marketing, general and administrative expenses decreased by $1,618, or 9.1%, to $16,145 for the period ended December 31, 2009 from $17,763 for the period ended December 31, 2008. This decrease was primarily attributable to lower professional fees during 2009.

Construction Expenses

Construction expenses decreased by $38,799, or 69.2%, to $17,281 for the period ended December 31, 2009 from $56,080 for the period ended December 31, 2008. This decrease corresponds to the decrease in construction activity in 2009 compared to 2008.

Real Estate Taxes

Real estate taxes increased by $4,074, or 16.4%, to $28,937 for the year ended December 31, 2009 from $24,863 for the year ended December 31, 2008. This increase is attributable to an increase in real estate tax rates and assessed values in 2009 related to One Grand Central Place, 1359 Broadway, 250 West 57th Street, First Stamford Place and Metro Center. The properties received higher tax value assessments; additionally, the City of Stamford increased the millage rate for the 2009/2010 tax year, further increasing the tax for the second half of 2009 for the properties located there.

Depreciation and Amortization

Depreciation and amortization expense increased by $2,489, or 9.3%, to $29,327 for the year ended December 31, 2009 from $26,838 for the year ended December 31, 2008. The increase in depreciation and amortization expense was the result of higher capital expenditures during 2008 and 2009. Tenant improvements increased approximately 14% from 2008 to 2009, with the largest increase at One Grand Central Place. The building was undergoing improvements and increased leasing activity during 2008 and 2009, resulting in the capitalization of additional assets at a faster rate than assets were written off. Additional smaller increases were due to the amortization of deferred leasing costs, which also increased from 2008 to 2009 because of new tenant leases signed during the period.

Interest Expense, net

Interest expense, net increased by $2,074, or 4.3%, to $50,738 for the year ended December 31, 2009 from $48,664 for the year ended December 31, 2008. The increase was attributable to increased borrowings to fund capital expenditures and tenant improvements at the Empire State Building and One Grand Central Place.

Equity in income of non-controlled entities

Equity in income of non-controlled entities decreased by $2,622, or 19.5%, to $10,800 for the year ended December 31, 2009 from $13,422 for the year ended December 31, 2008. This decrease was due to (i) net income at 1333 Broadway and 1350 Broadway declined due to higher interest expense resulting from increased borrowings to fund property improvements and tenanting costs, and (ii) basic rent and overage rent payable by the Empire State Building to us was lower due to higher debt service and lower capital expenditures both of which increase rent payable. Although observatory revenues remained relatively consistent from 2008 to 2009, observatory expenses were higher in 2008 due to higher expenditures.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, including lease-up costs, fund our renovation and repositioning programs, acquire properties, make distributions to our stockholders and other general business needs. Based on the historical experience of our predecessor and our business strategy, in the foreseeable future we anticipate we will generate positive cash flows from operations. In order to qualify as a REIT, we are required under the Code to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make quarterly distributions to our stockholders.

While we may be able to anticipate and plan for certain liquidity needs, there may be unexpected increases in uses of cash that are beyond our control and which would affect our financial condition and results of operations. For example, we may be required to comply with new laws or regulations that cause us to incur unanticipated capital expenditures for our properties, thereby increasing our liquidity needs. Even if there are no material changes to our anticipated liquidity requirements, our sources of liquidity may be fewer than, and the funds available from such sources may be less than, anticipated or needed. Our primary sources of liquidity will generally consist of cash on hand and cash generated from our operating activities and mortgage financings. We expect to meet our short-term liquidity requirements, including distributions, operating expenses, working capital, debt service, and capital expenditures from cash flows from operations, the net proceeds from this offering and $179.1 million of available borrowing capacity under our loans on a pro forma basis following this offering and the formation transactions (based on September 30, 2011 pro forma outstanding balances). The $179.1 million of available borrowing capacity is comprised of $141.0 million with respect to our secured term loan on the Empire State Building, $20.1 million with respect to our mortgage loan on 250 West 57th Street and $18.0 million of available borrowing capacity with respect to our mortgage loan on 1350 Broadway. The availability of these borrowings is subject to the conditions set forth in the applicable loan agreements. We expect to meet our long-term capital requirements, including acquisitions (including potentially the option properties), redevelopments and capital expenditures through our cash flows from operations, the net proceeds from this offering, mortgage financings, debt issuances, common and/or preferred equity issuances and asset sales.

Upon completion of this offering and the formation transactions, we estimate we will receive gross proceeds from this offering of approximately $             (or $             if the underwriters’ option to purchase additional shares is exercised in full) assuming an initial public offering price of $             per share, which is the mid-point of the range of initial public offering prices set forth on the front cover of this prospectus. After deducting underwriting discounts and commissions and expenses of this offering from the gross proceeds, the net proceeds from this offering would be approximately $             (or $             if the underwriters’ option to purchase additional shares is exercised in full). We do not intend to use any of the net proceeds from this offering to fund distributions to our stockholders, but to the extent we use the net proceeds to fund distributions, these payments will be treated as a return of capital to our stockholders for U.S. federal income tax purposes. Pending the use of the net proceeds, we intend to invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities that are consistent with our intention to qualify for taxation as a REIT.

We expect to have approximately $1.04 billion of total consolidated indebtedness outstanding and $179.1 million of available borrowing capacity under our loans on a pro forma basis upon consummation of this offering and the formation transactions (based on September 30, 2011 pro forma outstanding balances). Our overall leverage will depend on our mix of investments and the cost of leverage. Our charter does not restrict the amount of leverage that we may use. Our properties require periodic investments of capital for individual lease related tenant improvements allowances, general capital improvements and costs associated with capital expenditures.

The following table summarizes our tenant improvement costs, leasing commission costs and our capital expenditures for the 18 properties we will own following this offering and the formation transactions as if they were consolidated for each of the periods presented:

Office Properties(1)

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008
Total New Leases and Renewals
Number of leases signed	185	312	253	224
Total Square Feet	1,177,067	1,111,221	1,036,962	797,529
Leasing commission costs(2)	$21,120,331	$11,412,065	$11,716,091	$11,823,226
Tenant improvement costs(2)	$47,322,323	$35,493,556	$39,275,220	$22,665,740
Total leasing commissions and tenant improvement costs(2)	$68,442,654	$46,905,621	$50,991,311	$34,488,966
Leasing commission costs per square foot(2)	$17.94	$10.27	$11.30	$14.82
Tenant improvement costs per square foot(2)	$40.20	$31.94	$37.88	$28.42
Total leasing commissions and tenant improvement costs per square foot(2)	$58.15	$42.21	$49.17	$43.24

Retail Properties(3)

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008
Total New Leases and Renewals
Number of leases signed	14	21	26	9
Total Square Feet	45,990	85,949	107,717	12,591
Leasing commission costs(2)	$1,788,030	$2,666,173	$2,885,227	$1,565,062
Tenant improvement costs(2)	$212,088	$760,650	$215,000	$25,000
Total leasing commissions and tenant improvement costs(2)	$2,000,118	$3,426,823	$3,100,227	$1,590,062
Leasing commission costs per square foot(2)	$38.88	$31.02	$26.79	$124.30
Tenant improvement costs per square foot(2)	$4.61	$8.85	$2.00	$1.99
Total leasing commissions and tenant improvement costs per square foot(2)	$43.49	$39.87	$28.78	$126.29

Total Portfolio
Capital expenditures(4)	$20,192,056	$46,729,861	$57,221,197	$58,031,971

(1)	Excludes an aggregate of 432,176 rentable square feet of retail space in our Manhattan office properties. Includes the Empire State Building broadcasting licenses and observatory operations.
(2)	Presents all tenant improvement and leasing commission costs as if they were incurred in the period in which the lease was signed, which may be different than the period in which they were actually paid.
(3)	Includes an aggregate of 432,176 rentable square feet of retail space in our Manhattan office properties. Excludes the Empire State Building broadcasting licenses and observatory operations.
(4)	Includes all capital expenditures, excluding tenant improvement and leasing commission costs, which are primarily attributable to the renovation and repositioning program conducted at our Manhattan office properties.

As of September 30, 2011, on a pro forma basis, we expect to incur additional costs of approximately $75.1 million relating to obligations under signed new leases. This consists of approximately $70.6 million for tenant improvements and other improvements related to new leases and approximately $4.5 million on leasing commissions.

We currently intend to invest between $175.0 million and $215.0 million of additional capital through the end of 2013 (excluding leasing commissions and tenant improvements) in continuation of our renovation and repositioning program for our Manhattan office properties. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation and repositioning program. In addition, we currently estimate that between $55.0 million and $65.0 million of capital is needed beyond 2013 to complete the renovation and repositioning program at the Empire State Building, which we expect to complete substantially in 2016 due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. However, these estimates are based on current budgets and are subject to change.

During the nine months ended September 30, 2011,

(i)	we arranged a variable-rate mortgage loan on 501 Seventh Avenue in the amount of $6.5 million, bearing interest at LIBOR plus 200 basis points in connection with improvements as part of our renovation and repositioning program.

(ii)	we refinanced mortgage loans on the Empire State Building totaling $92.0 million with a new secured term loan in the amount of up to $300.0 million (of which $159.0 million was drawn in 2011) bearing interest at 250 basis points over the 30-day LIBOR rate, in connection with improvements as part of our renovation and repositioning program.

During 2010,

(i)	we borrowed $9.1 million under an existing mortgage loan on 1333 Broadway bearing interest at 6.32% per annum in connection with improvements as part of our renovation and repositioning program; and

(ii)	we refinanced a maturing $18.4 million loan on 10 Union Square with a $22.0 million mortgage bearing interest at a rate of 6.00% per annum. The net proceeds were used for tenant improvements, loan costs and to distribute $3.1 million to existing investors.

During 2009,

(i)	we borrowed approximately $31.5 million through a fixed-rate mortgage loan on the Empire State Building bearing interest at 6.50% per annum, in connection with improvements as part of our renovation and repositioning program;

(ii)	we borrowed approximately $16.0 million through a fixed-rate mortgage loan on One Grand Central Place bearing interest at 7.00% per annum, in connection with improvements as part of our renovation and repositioning program;

(iii)	we arranged a variable-rate mortgage loan on 250 West 57th Street in the amount of $21.0 million (of which $0.9 million was drawn in 2009), bearing interest at a rate of Prime plus 100 basis points with a minimum floor of 6.50% per annum, in connection with improvements as part of our renovation and repositioning program;

(iv)	we arranged a variable-rate mortgage loan on 1350 Broadway in the amount of $18.7 million (of which $0.7 million was drawn in 2010), bearing interest at a rate of Prime plus 100 basis points with a minimum floor of 6.50% per annum; and

(v)	we borrowed a total of $23.7 million under existing mortgage loans on 1350 Broadway, 250 West 57th Street, and 1333 Broadway bearing interest at 5.87%, 6.13%, and 6.32% per annum, respectively, in connection with improvements as part of our renovation and repositioning program.

During 2008,

(i)	we arranged a fixed-rate mortgage loan on 1350 Broadway in the amount of $39.8 million (of which $34.0 million was drawn in 2008) bearing interest at a rate of 5.87% per annum, in connection with improvements as part of our renovation and repositioning program;

(ii)	we borrowed $29.2 million under an existing a fixed-rate mortgage loan on 1333 Broadway bearing interest at a rate of 6.32% per annum, in connection with improvements as part of our renovation and repositioning program; and

(iii)	we borrowed $3.0 million under an existing mortgage loan on 250 West 57th Street bearing interest at a rate of 6.13% per annum, in connection with improvements as part of our renovation and repositioning program.

These principal amounts and rates of interest represent the fair values at the date of financing.

Leverage Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, we anticipate that our board of directors will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or floating rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form in which our indebtedness will be taken (including, but not limited to, recourse or non-recourse debt and cross collateralized debt). Our board of directors may from time to time modify our leverage policies in light of the then current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

Consolidated Indebtedness to be Outstanding After This Offering

Upon completion of this offering and the formation transactions, we expect to have pro forma total indebtedness outstanding of approximately $1.04 billion (based on September 30, 2011 pro forma outstanding balances). This indebtedness is comprised of 23 mortgage loans secured by 17 of our properties, including the secured term loan on the Empire State Building, 84.0% of which is anticipated to be at fixed rates. The weighted average interest rate on the total indebtedness is expected to be 5.29% per annum.

The following table (in thousands) sets forth certain information with respect to the mortgage indebtedness as of September 30, 2011 that we expect will be outstanding after this offering and the formation transactions.

Property Name	Stated Interest Rate	Principal Balance as of September 30, 2011	Debt Service Nine months Ended September 30, 2011		Amortization Commencement Date/Period		Maturity Date(1)	Estimated Principal Balance at Maturity
69-97 Main Street, Westport, CT	5.64%	$9,402	$519		05/01/07; 30 years		05/01/13	$9,150
501 Seventh Avenue (first lien mortgage loan)	5.75%	$1,118	$74		02/07/05; 25 years		08/01/13	$1,053
(second lien mortgage loan)(2)	5.75%; 6.04%	$41,271	$2,736		25 years	(3)	08/01/13	$38,913
(third lien mortgage loan)	LIBOR + 2.0%	$6,540	$25	(4)	Interest Only		08/01/13	$6,540
The Empire State Building (secured term loan)(5)	LIBOR + 2.5%	$159,000	$439		Interest Only		07/26/14	$159,000
1359 Broadway (first lien mortgage loan)	5.75%	$10,323	$685		02/16/05; 25 years		08/01/14	$9,366
(second lien mortgage loan)(6)	5.75%; 5.87%; 6.40%	$37,765	$2,484		02/16/05; 25 years		08/01/14	$34,781
One Grand Central Place	5.34% - 7.00%	$92,050	$5,588		25 years	(7)	11/05/14	$84,411
500 Mamaroneck Avenue	5.41%	$34,075	$1,858		02/01/07; 30 years		01/01/15	$31,827

Property Name	Stated Interest Rate	Principal Balance as of September 30, 2011		Debt Service Nine months Ended September 30, 2011	Amortization Commencement Date/Period		Maturity Date(1)		Estimated Principal Balance at Maturity
250 West 57th Street (first lien mortgage loan)	5.33%	$27,409		$1,658	01/05/07; 25 years		01/05/15		$24,680
(second lien mortgage loan)	6.13%	$11,842		$729	04/05/09; 25 years		01/05/15		$10,937
(third lien mortgage loan)	Greater of 6.50% and Prime +1%(8)	$935		$46	Interest Only		01/05/15		$935
Metro Center (Note 1)(9)	5.80%	$61,701		$3,707	12/31/03; 30 years		01/01/16		$55,144
(Note 2)(9)	6.02%	$38,856		$2,163	08/01/09; 30 years		01/01/16		$36,225
10 Union Square	6.00%	$21,645		$1,198	04/28/10; 30 years		05/01/17		$19,752
10 Bank Street	5.72%	$34,628		$1,872	07/01/09; 30 years		06/01/17		$31,194
1542 Third Avenue	5.90%	$19,788		$1,132	05/09/07; 30 years		06/01/17		$17,569
First Stamford Place	5.65%	$250,000		$10,711	Interest only	(10)	07/05/17		$231,607
383 Main Avenue	5.59%	$31,536		$1,677	08/05/09; 30 years		07/05/17		$28,278
1010 Third Avenue and 77 West 55th Street	5.69%	$29,126		$1,565	08/05/09; 30 years		07/05/17		$26,160
1333 Broadway	6.32%	$79,946	(11)	$3,375	Interest Only	(12)	01/05/18		$66,602
1350 Broadway (first lien mortgage loan)	5.87%	$43,892	(13)	$1,750	Interest Only	(14)	04/05/18		$36,983
(second lien mortgage loan)	Greater of 6.50% and Prime +1%(15)	$777	(16)	$34	Interest Only		04/05/18	(17)	$677

Total/Weighted Average:	5.29%	$1,043,625		$46,026					$961,784

(1)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(2)	Represents the two tranches of the second lien mortgage loan.
(3)	Amortization began on April 1, 2005 as to $39,424 original principal and on April 1, 2006 as to $8,276 original principal.
(4)	Loan made on June 29, 2011.
(5)	Loan is secured by the Empire State Building. This loan closed in July 2011. For a description of the loan, see “—Description of Certain Debt—Empire State Building Secured Term Loan” below.
(6)	Represents three tranches of the second lien mortgage loan.
(7)	Amortization began on August 7, 2007 as to $84,000 original principal and on November 5, 2009 as to $16,000 original principal.
(8)

We have the option to fix the interest rate on all or any portion of the principal, up to three times during the term of the loan and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 6.50% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Fed Reserve Board as of two days prior to the effective date of the fixing of the interest rate, and (ii) the greater of

(a) 6.75% or (b) 325 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of 30 days prior to the effective date of the fixing of the interest rate. If option (i) is selected, we will be subject to the payment of pre-payment fees, and if option (ii) is selected, we may prepay the loan without any pre-payment fees.
(9)	Notes 1 and 2 are pari passu.
(10)	Amortization will begin on August 5, 2012, with a period of 30 years.
(11)	Includes unamortized premium of $8,746.
(12)	Amortization will begin on February 5, 2013, with a period of 30 years.
(13)	Includes unamortized premium of $4,142.
(14)	Amortization will begin on May 5, 2013, with a period of 30 years.
(15)	Prior to October 10, 2014, we have the option to fix the interest rate on all or any portion of the principal, up to three times and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 6.50% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to October 10, 2014 as most recently made available by the Fed Reserve Board as of two business days prior to the effective date of the fixing of the interest rate. Upon the earlier of (i) October 10, 2012, or (ii) 90 days after 90% of the loan has been advanced, the interest rate on the remaining portion of the loan that has not been previously fixed shall be fixed until October 10, 2014 at an annual rate equal to the greater of (a) 6.50% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to October 14, 2014 as most recently made available by the Federal Reserve Board as of two business days prior to the effective date of the fixing of the interest rate.
(16)	Includes unamortized premium of $100.
(17)	We have the right to extend the maturity date to April 5, 2018. If we elect to extend the term of the loan, the interest rate will be reset at an annual rate equal to, at our option, either: (i) the greater of (a) 6.5% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to April 5, 2018 as most recently made available by the Fed Reserve Board as of 30 days prior to the first day of the extended term of the loan or (ii) the greater of (a) 6.75% or (b) 325 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to April 5, 2018 as most recently made available by the Federal Reserve Board as of 30 days prior to the first day of the extended term of the loan. If option (i) is elected, we will be subject to the payment of pre-payment fees, and if option (ii) is selected, we may prepay the loan without any pre-payment fees.

Description of Certain Debt

The following is a summary of the material provisions of the secured term loan agreement with respect to the loan secured by the Empire State Building.

Empire State Building Secured Term Loan

On July 26, 2011, we entered into a three-year term loan, or our secured term loan, with institutional lenders, including HSBC Bank USA, National Association as agent and HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale as lead arrangers. The secured term loan is secured by the Empire State Building. The secured term loan was amended by the First Amendment to Loan Agreement, Ratification of Loan Documents and Omnibus Amendment dated as of November 2, 2011 to provide for additional commitments from Capital One, National Association so that, collectively, the loan was increased to $300.0 million. No additional funds were drawn at the time of the modification.

The lenders provided us with an initial advance of $159.0 million and, subject to the conditions set forth in the secured term loan agreement (as amended), agreed to provide us with additional advances of up to $141.0 million. Provided no event of default has occurred, and subject to other conditions, upon our request, HSBC has also agreed to source further additional commitments aggregating up to $200 million in the sole discretion of the lenders. If this is accomplished, the secured term loan would increase to $500 million.

The outstanding principal amount of the secured term loan bears interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the secured term loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The initial advance noted above accrued interest at the BBA LIBOR Daily Floating Rate plus the margin of 2.5% per annum until August 1, 2011. In connection with this loan, we issued promissory notes, a mortgage encumbering the Empire State Building in favor of the lenders, and other customary security and other loan documents. The maturity date of this loan is July 26, 2014, which we may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, upon payment of an extension fee of 0.25% of the total availability under the secured term loan agreement at the time of such extension. Such extensions are subject to customary conditions, including the satisfaction of certain loan-to-value and debt yield ratios at the time the extension is requested and the absence of an event of default.

The initial advance of $159.0 million was used to pay and discharge then existing secured mortgage loans relating to the Empire State Building and to fund operations and working capital requirements related to the Empire State Building (including for improvements).

Payment obligations relating to the secured term loan may be accelerated upon the occurrence of an event of default under the secured term loan agreement. Events of default under the secured term loan agreement include, subject in some cases to specified cure periods: payment defaults; failure by us to pay taxes; failure to keep certain insurance policies in effect; breaches of representations and covenants contained in the mortgage; defaults in the observance or performance of covenants; inaccuracy of representations and warranties in any material respect; bankruptcy and insolvency related defaults; and the entry of one or more final judgments for the payment of more than $1 million that are not satisfied within 30 days.

The secured term loan agreement contains affirmative and negative covenants customary for financings of this type. Negative covenants in the secured term loan agreement limit our ability, subject to certain exceptions, to transfer all or substantially all of our property; incur indebtedness and liens; dissolve, liquidate or enter into mergers or similar transactions; change our line of business; cancel debt; enter into transactions with affiliates; rezone our property; sell our assets; make certain distributions to investors; and change our organizational documents. We must also maintain a debt yield as specified in the secured term loan agreement.

Restrictive Covenants

The terms of our mortgage debt include certain restrictions and covenants which may limit, among other things, certain investments, the incurrence of additional indebtedness and liens and the disposition or other transfer of assets and interests in the borrower and other credit parties, and requires compliance with certain debt yield, debt service coverage and loan to value ratios. In addition, our secured term loan restricts the payment of dividends prior to the payment of operating expenses.

Contractual Obligations

The following table summarizes the amounts due in connection with our contractual obligations described below as of December 31, 2010 for the years ended December 31, 2011 (assuming all debt obligations as of September 30, 2011 were outstanding as of January 1, 2011) through 2016 and thereafter on a pro forma basis (in thousands). For a description of the pro forma adjustments made to our predecessor’s historical financial statements, See “Unaudited Pro Forma Financial Information.”

	Pro Forma Year Ended December 31,
	2011	2012	2013	2014	2015	2016	Thereafter	Total
Mortgages and other debt(1)
Interest expense	$54,544	$54,103	$52,067	$45,915	$33,445	$27,659	$18,535	$286,268
Amortization	$10,318	$12,275	$15,468	$14,841	$10,203	$8,400	$5,616	$77,121
Principal repayment	—	—	$55,543	$287,211	$68,426	$91,369	$458,822	$961,371
Ground leases	$108	$108	$108	$108	$108	$108	$2,763	$3,411
Operating leases	—	—	—	—	—	—	—	—
Tenant improvement and leasing commission costs(2)	$72,741	$37,536	—	—	—	—	—	$110,277

Total	$137,711	$104,022	$123,186	$348,075	$112,182	$127,536	$485,736	$1,438,448

(1)	Assumes no extension options are exercised.
(2)	The timing of the amounts due in connection with our contractual obligations associated with tenant improvement and leasing commission costs are not ascertainable and, accordingly, such amounts have been recorded equally in both 2011 and 2012.

Off-Balance Sheet Arrangements

As of September 30, 2011, we did not have any off-balance sheet arrangements.

Distribution Policy

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax liability on our income and the 4% nondeductible excise tax.

Before we pay any distribution, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and obligations to make payments of principal and interest, if any. However, under some circumstances, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. However, we currently have no intention to use the net proceeds from this offering to make distributions nor do we currently intend to make distributions using shares of our common stock.

Cash Flows

Comparison of Nine Months Ended September 30, 2011 to Nine Months Ended September 30, 2010 (in thousands)

Net cash. Cash on hand was $125,924 and $80,482, respectively, as of September 30, 2011 and 2010.

Operating activities. Net cash provided by operating activities increased by $10,951 to $61,507 for the nine months ended September 30, 2011 compared to $50,556 for the nine months ended September 30, 2010. This increase primarily resulted from an increase in net operating income generated by our properties.

Investing activities. Net cash used in investing activities increased $11,513 to $42,218 for the nine months ended September 30, 2011 compared to $30,705 for the nine months ended September 30, 2010. This increase resulted primarily from a $12,890 increase in tenant improvement costs.

Financing activities. Net cash provided in financing activities increased $52,292 to $18,836 for the nine months ended September 30, 2011 compared to $33,456 of net cash used for the nine months ended September 30, 2010. This increase primarily resulted from a $67,000 increase in net borrowings in connection with the Empire State Building, partially offset by financing charges of $6,554 on the new loan and an increase in deferred costs of $8,744 relating to the consolidation.

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009 (in thousands)

Net cash. Cash on hand was $88,031 and $94,087, respectively, as of December 31, 2010 and 2009.

Operating activities. Net cash provided by operating activities increased $15,872 to $74,381 for the year ended December 31, 2010 compared to $58,509 for the year ended December 31, 2009. This increase primarily resulted from an increase in net operating income generated by our properties and the timing in which we settled accounts payable and accrued expenses.

Investing activities. Net cash used in investing activities decreased $3,780 to $34,837 for the year ended December 31, 2010 compared to $38,617 for the year ended December 31, 2009. This decrease of net cash used in investing activities primarily resulted from a decrease in capital expenditures and costs associated with the development of Metro Tower of $14,353 partially offset by an increase in tenant improvements of $10,862.

Financing activities. Net cash used in financing activities increased $40,565 to $45,600 for the year ended December 31, 2010 compared to $5,035 for the year ended December 31, 2009. This increase primarily resulted from a decrease in net borrowings, including financing charges, of $43,212 and a decrease in contributions of $1,615 partially offset by a decrease in distributions of $8,152.

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008 (in thousands)

Net cash. Cash on hand was $94,087 and $79,230, respectively, as of December 31, 2009 and 2008.

Operating activities. Net cash provided by operating activities decreased $16,901 to $58,509 for the year ended December 31, 2009 compared to $75,410 for the year ended December 31, 2008. This decrease primarily resulted from a decrease in net operating income generated by our properties ($10,883) plus changes in operating assets and liabilities ($16,274), offset by a decrease in investment in non-controlled entities ($2,622) and an increase in depreciation and amortization ($2,698).

Investing activities. Net cash used in investing activities increased $24,849 to $38,617 for the year ended December 31, 2009 compared to $13,768 for the year ended December 31, 2008. This increase of net cash used in investing activities primarily resulted from an increase in capital expenditures of $20,955, an increase in tenant improvements of $2,716 and a decrease in restricted cash used for investing activities of $1,520 partially offset by a decrease in costs associated with the development of Metro Tower of $342.

Financing activities. Net cash used in financing activities decreased $60,789 to $5,035 for the year ended December 31, 2009 compared to $65,824 for the year ended December 31, 2008. This decrease primarily resulted from an increase in net borrowings, including financing charges, of $40,783, a decrease in distributions of $18,584 and an increase in contributions of $1,422.

Net Operating Income

Following the closing of this offering, our financial reports will include a discussion of property net operating income, or NOI. NOI is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties and to determine trends in earnings and to compute the fair value of our properties as it is not affected by (i) the cost of funds of the property owner; (ii) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP; or (iii) general and administrative expenses and other gains and losses that are specific to the property owner. The cost of funds is eliminated from net operating income because it is specific to the particular financing capabilities and constraints of the owner. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital which may have changed or may change in the future. Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our office or retail properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. We believe that eliminating these costs from net income is useful because the resulting measure captures the actual revenue, generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, depreciation and amortization expense and gains or losses from the sale of properties, and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure the performance of our company as a whole. NOI is therefore not a substitute for net income as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income computed in accordance with GAAP and discussions elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the components of net income that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not-be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

The following table presents a reconciliation of our historical and pro forma net income, the most directly comparable GAAP measure, to NOI for the periods presented (in thousands):

	Pro Forma		Historical
	For the Nine Months Ended September 30, 2011	For the Year Ended December 31, 2010	For the Nine Months Ended September 30, 2011	For the Year Ended December 31,
				2010	2009	2008
	(unaudited)	(unaudited)	(unaudited)
Net income(1)	$71,045	$84,609	$34,234	$46,118	$41,837	$52,720
Add:
Marketing, general and administrative expenses	$23,083	$23,534	$13,431	$13,924	$16,145	$17,763
Total depreciation and amortization(2)	$41,811	$57,481	$31,245	$40,121	$33,986	$31,066
Interest expense, net(3)	$46,237	$57,290	$44,519	$55,851	$53,768	$50,483
Construction expenses	$34,121	$27,581	$34,121	$27,581	$17,281	$56,080
Less:
Construction revenue	$(35,323)	$(27,139)	$(35,323)	$(27,139)	$(15,977)	$(56,561)
Third-party management and other fees	$(4,671)	$(3,750)	$(4,671)	$(3,750)	$(4,296)	$(5,916)

Net operating income	$176,303	$219,606	$117,556	$152,706	$142,744	$145,635

Other Net Operating Income Data

Straight line rental revenue	$6,591	$12,635	$2,434	$4,032	$1,149	$1,982

	Pro Forma		Historical
	For the Nine Months Ended September 30, 2011	For the Year Ended December 31, 2010	For the Nine Months Ended September 30, 2011	For the Year Ended December 31,
				2010	2009	2008
	(unaudited)	(unaudited)	(unaudited)
Net Increase (decrease) in rental revenue from the amortization of in place lease assets, above and below-market lease assets and liabilities	$1,243	$(6,716)	—	—	—	—
Amortization of assumed below market ground lease(4)	$1,226	$1,635	—	—	—	—

Ground rent earned from non-controlled entities(4)	—	—	$9,593	$17,106	$19,717	$15,380

Management fees from non-controlled entities	—	—	$2,324	$1,254	$1,383	$1,834

(1)	Excludes gains/losses from sales.
(2)	Includes adjustment for proportionate share of depreciation and amortization expense relating to non-controlled entities of $5,472 for the nine months ended September 30, 2011 and $6,080, $4,659 and $4,228 for the three years ended December 31, 2010.
(3)	Includes adjustment for proportionate share of interest expense, net related to non-controlled entities of $2,787 for the nine months ended September 30, 2011 and $3,587, $3,030 and $1,819 for the three years ended December 31, 2010.
(4)	Upon completion of this offering and the formation transactions, we will incur amortization of the assumed below-market ground lease attributable to 1350 Broadway, in addition to the contractual ground rent payment of $108.

Funds from Operations

We present below a discussion of funds from operations, or FFO. We compute FFO in accordance with the “White Paper” on FFO published by the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income (loss) (determined in accordance with GAAP), excluding impairment writedowns of investments in depreciable real estate and investments in in-substance real estate investments, gains or losses from debt restructurings and sales of depreciable operating properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs), less distributions to non-controlling interests and gains/losses from discontinued operations and after adjustments for unconsolidated partnerships and joint ventures. FFO is a widely recognized non-GAAP financial measure for REITs that we believe, when considered with financial statements determined in accordance with GAAP, is useful to investors in understanding financial performance and providing a relevant basis for comparison among REITs. In addition, FFO is useful to investors as it captures features particular to real estate performance by recognizing that real estate has generally appreciated over time or maintains residual value to a much greater extent than do other depreciable assets. Investors should review FFO, along with GAAP net income, when trying to understand an equity REIT’s operating performance. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that results from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. There can be no assurance that FFO presented by us is comparable to similarly titled measures of other REITs. FFO does not represent cash generated from operating activities and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or to cash flow from operating activities determined in accordance with GAAP. FFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Although FFO is a measure used for comparability in assessing the performance of REITs, as the NAREIT White Paper only provides guidelines for computing FFO, the computation of FFO may vary from one company to another.

The following table presents a reconciliation of our historical and pro forma net income, the most directly comparable GAAP measure, to FFO for the periods presented (in thousands):

	Pro Forma		Historical
	For the Nine Months Ended September 30, 2011	For the Year Ended December 31, 2010	For the Nine Months Ended September 30, 2011	For the Year Ended December 31,
				2010	2009	2008
	(unaudited)	(unaudited)	(unaudited)
Net income(1)	$71,045	$84,609	$34,234	$46,118	$41,837	$52,720
Add:
Real estate depreciation and amortization(2)	$41,280	$56,703	$30,978	$39,709	$33,621	$30,793

Funds from operations	$112,325	$141,312	$65,212	$85,827	$75,458	$83,513

(1)	Excludes gains/losses from sales.
(2)	Includes adjustment for proportionate share of real estate depreciation and amortization expense relating to non-controlled entities of $5,337 for the nine months ended September 30, 2011 and $5,915, $4,559 and $4,208 for the three years ended December 31, 2010.

EBITDA

We present below a discussion of EBITDA. We compute EBITDA as net income plus interest expense, net of interest income, income taxes and depreciation and amortization. We present EBITDA because we believe that EBITDA, along with cash flow from operating activities, investing activities and financing activities, provides investors with an additional indicator of our ability to incur and service debt. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance, as an alternative to net cash flows from operating activities (determined in accordance with GAAP), or as a measure of our liquidity.

The following table presents a reconciliation of our historical and pro forma net income, the most directly comparable GAAP measure, to EBITDA for the periods presented (in thousands):

	Pro Forma		Historical
	For the Nine Months Ended September 30, 2011	For the Year Ended December 31, 2010	For the Nine Months Ended September 30, 2011	For the Year Ended December 31,
				2010	2009	2008
Net income(1)	$71,045	$84,609	$34,234	$46,118	$41,837	$52,720
Add:
Income taxes(2)	$6,300	$2,200	—	—	—	—
Interest expense, net(3)	$46,237	$57,290	$44,519	$55,851	$53,768	$50,483
Total depreciation and amortization(4)	$41,811	$57,481	$31,245	$40,121	$33,986	$31,066

EBITDA	$165,393	$201,580	$109,998	$142,090	$129,591	$134,269

(1)	Excludes gains/losses from sales.
(2)	Includes additional federal, state and local tax expense of $6,300 and $2,200 we expect to incur for the nine months ended September 30, 2011 and for the year ended December 31, 2010 related to our observatory operations through a TRS.
(3)	Includes adjustment for proportionate share of interest expense, net related to non-controlled entities of $2,787 for the nine months ended September 30, 2011 and $3,587, $3,030 and $1,819 for the three years ended December 31, 2010.
(4)	Includes adjustment for proportionate share of depreciation and amortization expense relating to non-controlled entities of $5,472 for the nine months ended September 30, 2011 and $6,080, $4,659 and $4,228 for the three years ended December 31, 2010.

Distribution to Equity Holders

Distributions have been made to equity holders in 2008, 2009, 2010 and for the nine months ended September 30, 2011 as follows:

For the year ended:
December 31, 2008	$67,410,000
December 31, 2009	$48,826,000
December 31, 2010	$40,674,000

For the nine months ended:
September 30, 2011	$34,751,000

Inflation

Substantially all of our leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. We believe inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above. We do not believe inflation has had a material impact on our historical financial position or results of operations.

Seasonality

We do not consider our business to be subject to material seasonal fluctuations, except that our observatory business is subject to tourism trends and weather, and therefore does experience some seasonality. Over the past ten years, the number of visitors to the observatory, on average, has been slightly higher in the third quarter and slightly lower in the first quarter of each year.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. One of the principal market risks facing us is interest rate risk on our floating rate indebtedness. Following this offering and the formation transactions, we expect to have floating rate mortgage loans on 501 Seventh Avenue (third lien), 250 West 57th Street (third lien), 1350 Broadway (second lien) and our secured term loan on the Empire State Building, which collectively represents 16.0% of our pro forma indebtedness.

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. Our primary objectives when undertaking hedging transactions and derivative positions will be to reduce our floating rate exposure and to fix a portion of the interest rate for anticipated financing and refinancing transactions. This in turn will reduce the risk that the variability of cash flows will impose on floating rate debt. However, we can provide no assurances that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility on our portfolio. We are not subject to foreign currency risk.

We are exposed to interest rate changes primarily through (i) property-specific floating rate construction financing, and (ii) other property-specific floating rate mortgages. Our objectives with respect to interest rate risk are to limit the impact of interest rate changes on operations and cash flows, and to lower our overall borrowing costs. To achieve these objectives, we may borrow at fixed rates and may enter into derivative financial instruments such as interest rate swaps or caps in order to mitigate our interest rate risk on a related floating rate financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes.

As of September 30, 2011 and December 31, 2010, we had total outstanding pro forma floating rate mortgage debt obligations of $167.3 million and $1.6 million, respectively. Based on our variable balances, interest expense would have increased by approximately $1.7 million for the 12 months ended September 30, 2011, if short-term interest rates had been 1% higher. As of September 30, 2011 and December 31, 2010, the weighted average interest rate on the $863.5 million and $963.2 million, respectively, of pro forma fixed-rate indebtedness outstanding was 5.77% per annum, each with maturities at various dates through April 5, 2018.

As of September 30, 2011, our pro forma outstanding debt was approximately $1.04 billion, which was approximately $13.0 million more than the historical book value as of such date. Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

ECONOMIC AND MARKET OVERVIEW

Unless otherwise indicated, all information in this Economic and Market Overview section is derived from the market studies prepared by Rosen Consulting Group, or RCG, a national commercial real estate advisory company in January 2012. Market data not derived from the market studies prepared by RCG were derived from publicly available information and other industry sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable. Forecasts are based on data (including third-party data), models and experience of these sources, and are based on various assumptions, all of which are subject to change without notice. There is no assurance any of the projected amounts will be achieved. We believe the data others have compiled are reliable, but we have not independently verified this information. The manner in which we define our property markets and submarkets differs from how RCG has done so in its market study included herein. Further, RCG’s definition of the New York metropolitan area differs from our definition of the greater New York metropolitan area in that it includes Putnam County and Rockland County in New York and Bergen County, Hudson County, and Passaic County in Northern New Jersey and excludes Fairfield County in Connecticut.

New York Metropolitan Division Economy and Demographics

New York City Overview

As the financial and entertainment capital of the United States, New York City is a destination for new residents, businesses, and tourists alike. New York City is an international hub for entertainment, finance, culture, cuisine, art, education, political affairs and media. Home to major conglomerates in the areas of finance, entertainment, and advertising, New York City is also one of the most-prized office markets in the world. The market’s high barriers to entry and wide array of office demand driving industries provides stability through economic cycles and a foundation for the market’s growth over the long-term. The city’s lively, 24-7 environment makes New York City a go-to destination for both domestic and international tourists and attracts close to 50 million visitors annually, which helps to maintain the market’s status as one of the most expensive retail markets in the country. Reaching a record-breaking 50.2 million visitors in 2011, New York City remains a top tourist destination among U.S. cities. One of the world’s premiere gateway cities, New York, with its large, diversified economy, will play a central role in the expanding global economy.

Regional Overview

The New York metropolitan division, which includes New York City, three suburban counties located north of New York City: Putnam County, Rockland County, and Westchester County, and three counties located in Northern New Jersey: Bergen County, Hudson County, and Passaic County, is the largest regional economy in the United States, with an employment base that totaled approximately 5.2 million as of November 2011. The New York metropolitan statistical area, which in addition to the aforementioned New York metropolitan division includes Long Island and parts of northern and central New Jersey, had a nominal gross product of $1.3 trillion in 2010, the latest data available and the largest in the United States. Because of its global reach and available professional, educational and cultural resources, the New York metropolitan division is a highly desirable location for businesses and new residents. While New York City remains the global financial capital, the regional economic base is diverse and driven by other major industries such as business services, education, health care, technology, tourism, media and publishing.

In November 2011, year-over-year employment growth in the Manhattan borough (New York County) increased for a second consecutive month, rising by 0.5% to approximately 933,000 jobs, according to the BLS Household Survey.

Major Economic Drivers

Anticipated to be one of the fastest-growing employment sectors during the forecast period, the professional and business services sector accounted for 15.4% of the total labor force and 14.6% of the New York metropolitan statistical area’s gross metropolitan area product in 2010, the latest available data for this sector, for a total of $187.4 billion. Payroll expansion in the professional and business services, trade, educational and health services, and leisure and hospitality sectors contributed to a healthy level of private sector hiring. Job growth within these sectors can be largely attributed to gains in tourism spending, the growth of New York’s diverse array of technology-related industries, and favorable demographic trends in the area. Capitalizing on the area’s concentration of technical and creative talent, the New York regional professional and businesses sector encompasses a variety of professions from engineering and law to architecture, fashion design, and marketing. The anticipated rise in demand for specialized services such as law, consulting, accounting, and architecture should increase as the larger economy recovers from recent lows, which should fuel growth in the sector. In New York City, the growth of companies in the professional and business services sector is closely tied to the health of the heavily concentrated finance and media industries. New York City’s large, diverse and educated workforce should facilitate the continued growth of companies in research and development, as well as in computer systems design. A promising trend for both the New York City economy and office market is the expansion of high-tech companies in the market, which have contributed to the growth of the New York City economy during the recent decade, and will play a prominent role in the recovery of the economy and future expansion. The New York regional tech industry is the East Coast’s answer to California’s Silicon Valley. The area’s proximity to existing media and entertainment networks, as well as the availability of highly-skilled talent and venture capital firms, should continue to attract tech entrepreneurs to New York City. This trend should support accelerated growth and visibility among burgeoning tech companies and the expansion of existing companies such as Foursquare, BuzzFeed, and Tumblr.

Despite the New York metropolitan division economy’s increasing diversity, the financial activities sector remains a major growth driver in the economy, particularly because of the sector’s concentration of high-income jobs and the business services needed to support operations. Many other sectors of the economy depend on the financial industry for growth including business services, retail trade, residential and commercial real estate, arts and leisure, and many others. Understandably, the unwinding of the financial markets had a disproportionately large effect on the New York region’s financial services sector. During the two-year period following the onset of the national recession in December 2007, the New York region’s financial services sector lost more than 200,000 jobs but has since recovered. As of late 2011, employers restaffed approximately 40% of the total jobs cut since the recession.

The educational and health services sector is also a major economic driver in the area, accounting for 20.0% of total employment or just over one million jobs as of November 2011. Expected to be one of the fastest-expanding employment sectors during the forecast period, educational services will benefit from the continued growth of younger age-cohorts combined with the heightened need for health services from aging baby-boomers. The sector recorded a gross product totaling $109.9 billion in 2010, the latest available data, or 8.5% of the total metropolitan statistical area economy. According to the 2009 American Community Survey, approximately 891,000 or 7.6% of the New York metropolitan division’s estimated 11.7 million residents were enrolled in higher education. With more than 110 colleges and universities located within New York City, education is a major service industry in the local economy. The city’s four medical schools are all attached to tertiary-care hospitals, forming academic medical centers that provide advanced care to local residents and the thousands of out-of-area patients who visit the area specifically to receive treatment in these centers. The strength of the sector is further bolstered by several major medical research facilities in the area. New York State’s total funding by the National Institutes of Health was the second-highest of all states for 2009, with many recipients located in New York City.

A source for media and entertainment for both national and international audiences, the New York metropolitan division’s information services sector, which accounts for 3.7% of total employment, encompasses a wide range of industries such as traditional print publishing, motion picture and audio recording, broadcasting, telecommunications, and others. The New York region is the country’s largest media market and is home to some of the country’s largest and most influential newspapers and publishing houses. The area is also home to the country’s major television and record industry conglomerates and the world’s largest advertising agencies. These firms form a large base of tenants for New York City’s office market. The information services sector gross product totaled $96.5 billion in 2010, the latest available data, or 7.5% of the overall economy. Going forward, while New York City is expected to maintain its place as the global center for television, music and publishing, long-term dynamic factors like technological advancements, shifting consumer preferences, and rising popularity of other forms of media are likely to cause continued shifts within the media and entertainment industry.

Dependent upon consumer spending habits and the area’s bustling tourism industry, the New York metropolitan division’s trade and leisure and hospitality sectors combined, to account for 22.2% of total employment with more than 1.1 million jobs as of November 2011. Fueled by retail sales and visitor spending, New York City’s tourism industry is an integral part of the continued success of the local economy. In 2010, 48.7 million domestic tourists (80%) and international tourists (20%) visited New York City, accounting for approximately $31 billion in spending, which supports more than 300,000 jobs in the area. This surpasses the 2009 total of 45 million domestic visitors and $28.2 billion in spending. Following the stronger-than-expected recovery in the local tourism industry through 2010, the anticipated continuation of this trend should allow the city to reach its goal of attracting 50 million visitors annually by 2012.

The fashion industry remains an important source of job growth and office demand in New York City. According to the New York Economic Development Corporation, New York City’s fashion industry—the largest in the country—employs approximately 165,000 people, accounting for approximately 5.5% of the city’s workforce, and serves as the headquarters for more than 900 fashion companies. The New York metropolitan division’s fashion industry consists of jobs in fashion/apparel design and trade, which are largely concentrated in the Manhattan’s Garment Center District, as well as Chinatown and Long Island City.

Demographic Characteristics

The New York metropolitan division has the largest and one of the wealthiest populations of any U.S. metropolitan region, with approximately 11.6 million residents living within the 11-county metropolitan division defined by the Census, as of 2010. Historically, the New York metropolitan division’s large and stable population base generally grows more slowly than the national average in percentage terms. Through the previous decade, the New York metropolitan division’s population growth averaged 0.3% annually, rising at a slower pace in comparison with the national average of 0.9% growth per year. However, the New York metropolitan area’s population grew by 574,107 people in the ten years through 2010, making it the ninth-fastest-growing region during the previous decade in terms of total new residents added. In 2010, the New York metropolitan division’s mean per capita income was $52,963. During the most recent recession, the onset of the credit crunch and subsequent financial crisis led to a significant deceleration in the New York metropolitan division’s per capita income growth but, more recently, trended upwards to 1.5% in 2010. As a result of accommodative federal fiscal and monetary policies initiated in 2007, a decline in per capita income in 2008 and 2009 was prevented. As per capita income levels rebound as a result of improvements to the local job market, the resulting rise in disposable income levels should drive more robust retail sales activity in the coming years.

As of 2010, an estimated 4.3 million households were located in the New York metropolitan division. A variety of factors influence the rate of household creation, including job growth, housing supply and costs, and overall population growth, among others. Through the last decade, the total number of households in the New York metropolitan division grew at a slower pace than the national average, rising by 0.3% annually on average between 2000 and 2010 compared to household growth nationally, which increased at an annual average rate of 1.1% during the same period. More recently, since the onset of the national recession in 2007, household creation in the New York metropolitan division has accelerated at a time when the national rate of household creation has decelerated as the decline in rental rates combined with positive job growth facilitated new household creation.

Forecast and Outlook

Driven by positive net migration through the forecast period resulting from a continued influx of new residents from other states and other countries, we expect the New York metropolitan division’s population to rise at a relatively strong rate compared with the last decade. In the forecast period through 2015, population is forecasted to grow at an average annual rate of 0.5%. In absolute terms, the forecast calls for population to increase by 314,000 through 2015. As new residents move into vacant housing units and sustained job creation encourages households to unbundle, the rate of household creation is expected to closely mirror the rate of population growth through forecast period. Total households will likely grow, on average, 0.5% annually during the five years through 2015. The national household growth rate is expected to surpass that of the New York metropolitan division and average 0.9% growth annually through 2015.

Our expectations for positive population growth and household formation are driven by our forecast for sustained job growth and moderate economic recovery during the forecast period. Following the moderate improvements to payroll levels in 2011, we expect total payroll employment to expand at a healthy pace through the remainder of the forecast period as the recovery and restaffing within the private sector gains momentum. Much of the employment growth will be concentrated in Manhattan.

Following an anticipated pullback in the pace of job creation through the near-term forecast period to 0.4% in 2012, job growth throughout the metropolitan division should accelerate through the latter half of the forecast period, reaching a year-over-year rate of 1.4% by the end of 2015, led by healthy gains in the professional and business services, financial activities, and educational and health services sectors. Supporting the expansion of the labor force during this time will be the strong rebound in leisure and hospitality employment fueled by the recovery in tourism and business travel by both domestic and international visitors. By comparison, the rate of employment growth at the national level is forecasted to rise to by 1.2% in 2012. Job growth at the local level is expected to ease through 2012 fueled by stagnant job growth across the financial services industry. Following this slowdown in the rate of job creation, job growth in the New York metropolitan division is expected to increase to 1.0% by 2013 and 1.4% by 2014, outpacing the rate of job growth nationally during this period. By 2015, job creation in the New York metropolitan division is expected to rise by 1.4%, closely mirroring the pace of job creation at the national level.

Despite recent turmoil in the financial services industry and rising influence from financial centers in other countries, New York City will maintain its role as the primary financial capital of the world. The New York regional economy will be further strengthened as the metropolitan division’s economic base adapts and diversifies in lockstep with the evolution of the business and regulatory environment. Looking forward, industries such as new media, health care, business services, and education will drive growth in the market, strengthening New York City’s appeal to tourists and business travelers. These favorable economic and demographic trends during the forecast period will likely translate into a healthy, though moderate, rebound in retail sales during this time.

Stamford Metropolitan Statistical Area Economy and Demographics

Regional Overview

The Stamford metropolitan statistical area encompasses all of Fairfield County, the most populous county in the State of Connecticut, which includes the cities of Stamford and Norwalk and the towns of Greenwich, New Canaan, Darien, Westport, Weston, and Wilton. With an employment base that totaled approximately 395,000 jobs as of November 2011, the area is home to companies from a broad range of industries such as television, computer software, chemicals, and manufacturing, in addition to industry-leading hedge funds and investment management firms. In addition to the metropolitan statistical area’s financial prowess, the regional economy is also driven by trade, professional and business services, and educational and health services sectors. Fairfield County’s diverse economic base should promote the influx of companies into the area, promoting the area’s long-term economic and demographic growth, as well as for the health of the area’s commercial real estate market.

Major Economic Drivers

Home to numerous corporate divisions and major players in the financial services industry, Fairfield County has one of the largest concentrations of financial services companies and corporations, which include UBS, RBS Securities, and GE Capital. The City of Stamford remains the economic engine of Fairfield County and is home to a number of Fortune 500 companies. Companies headquartered or with large operating divisions housed within the metro division include Nestle, Starwood, Thomson Reuters, Xerox, Elizabeth Arden, and Pitney Bowes.

A major driver of the Stamford metropolitan statistical area economy is the financial activities sector, which employed approximately 42,200 people as of November 2011 and accounted for roughly 10.7% of the total labor force and 26.2% of total earnings in the metropolitan statistical area as of 2008, the latest data available. In 2010, the finance industry accounted for approximately 40.2% of GDP growth in the Stamford metropolitan statistical area.

Employment in professional and business services composed 16.0% of the total labor force with close to 64,000 employed as of November 2011. Second only to the area’s finance industry, the professional and business services sector accounts for approximately 14.6% of the Stamford metropolitan statistical area GDP in 2010.

With more than 68,300 people employed in educational and health services as of November 2011, 17.3% of total employment was in this sector, the largest employment sector by total number of people employed.

Trade is also a major driver of the economy, employing 59,200 people as of November 2011, accounting for 15.0% of total employment in the area. The City of Stamford is the major retail center of Fairfield County.

Demographic Characteristics

Fairfield County is often the preferred location to raise families due to the high quality of life offered by Southwestern Connecticut’s suburban neighborhoods. The expansion of companies in the area in addition to the area’s high-quality residential product, cultural amenities, and convenient public transportation has led to an increase in the number of workers commuting into Fairfield County from surrounding locations, many of which utilize the area’s public transportation network. The area’s extensive network is centered on the Stamford Transportation Center, which is in close proximity to the city’s major retail and office hubs. More than 30% of all riders passing through the transit center commute for work into the Stamford metropolitan statistical area. The busiest New Haven Line station outside of New York City, the Stamford Transportation Center has facilitated the rise in the number of reverse commuters into Fairfield County from New York City, which doubled during the 10-year period from 1997 to 2007, with approximately 1,900 riders commuting into the Fairfield County area as of 2007. Commonly referred to as the “Gold Coast,” the southwestern portion of Fairfield County is known for its concentration of exceptional wealth. The region is known for having some of the wealthiest towns and neighborhoods in the country, which include the towns of New Canaan, Greenwich, and Weston.

In 2010, households with incomes of $100,000 or greater made up 38.8% of all households in Fairfield County, surpassing the number of $100,000 or greater income households nationally (19.9%) and in the state of Connecticut (29.9%), according to the 2010 American Community Survey. An indication of the extreme concentration of wealth in the area, the percentage of households with incomes of $200,000 or greater was 14.3% in Fairfield County compared to 3.9% nationally and 7.6% in the State of Connecticut.

The concentration of wealthy households in the area should increase as financial markets stabilize and employment levels in the region gradually revert to pre-recession levels. Per capita income in the Stamford metropolitan statistical area was $75,868 in 2010, a 2.4% increase from the previous year—the first annual increase in per capita personal income since 2007.

Forecast and Outlook

In comparison to the previous decade, we expect total population in the area to rise at a faster rate, driven by positive net migration through the forecast period, which is expected to average 1,300 residents annually through the forecast period ending in 2015. The total population is forecasted to grow at an average annual rate of 0.6%. In absolute terms, the forecast calls for population to increase by close to 30,000 through 2015. Our household formation forecast is expected to follow a similar trend and increase by an annual average rate of 0.6%.

We expect total employment in Fairfield County to increase through the near-term forecast period, as a result of the on-going recovery in the financial markets and increased job growth across a broader array of industries. Following the estimated 0.4% decline in total employment in 2011, we expect more robust job creation, particularly among the economy’s largest job employment sectors, to result in an annual employment growth rate of 0.9% in 2012 followed by a 0.6% rise in 2013. As the economy enters a more prosperous phase of the economic cycle, job growth is expected to rise to 1.1% by 2014 as companies in the financial activities, leisure and hospitality, as well as educational and health services employment sectors re-staff at a more brisk pace. We expect the economy to regain momentum, resulting in a 1.2% employment growth rate in 2015. The forecasted 14,100 net jobs added during the five-year period from 2010 to 2015 replenishes 53% of the roughly 27,000 jobs lost during the two-year period following the onset of the national recession in December 2007.

Office Markets

Manhattan

Manhattan’s office market is by far the largest in the United States measured by total square footage. With approximately 393 million square feet of office space, the island leads every other major city by a healthy margin. For comparison, the Washington, D.C. and Chicago office markets contain 289 million square feet and

214 million square feet, respectively. Rounding out the top five are Los Angeles with 194 million square feet of space and Boston with 183 million square feet. Manhattan is further split into three major markets: Midtown, Midtown South and Downtown. Midtown is defined to include the land north of 32nd Street east of 6th Avenue and north of 30th Street west of 6th Avenue. Midtown South is between Midtown and 14th Street. Downtown is defined to include all areas south of Canal Street and the Manhattan Bridge. The depth of New York’s workforce, economic ties with countries around the globe, and clusters of sophisticated service industries make Manhattan a highly desirable place to do business, which together drive strong demand for office space irrespective of economic cycles. While the local office tenant base is broad, several industries cluster in Manhattan office space, including financial activities, legal, consulting and other professional services, media and publishing, advertising, communications, and fashion/apparel.

Demand-Supply Analysis

The recovery of the Manhattan office market is well underway, with each submarket recording positive net absorption for 2011. Demand for office space bounced back through the year, with leasing activity in 2011 increased 14% over 2010 to its highest level in a decade, according to Cushman & Wakefield. Positive net absorption totaled approximately 5.5 million square feet during the year. Office employment grew by 1.3% year-to-date through November 2011, which translates into approximately 18,200 new office jobs. The overall vacancy rate, which includes all non-owner-occupied, Class A, B and C office buildings in Manhattan, decreased to 9.1% as of the fourth quarter of 2011 from 10.5% at year-end 2010. No new multi-tenant buildings came online in Manhattan during 2011. In Midtown, the office vacancy rate decreased by 1.0 percentage points to 9.6% during the year. The Downtown office vacancy rate decreased 1.4 percentage points to 9.5%. Within the Midtown South submarket, the vacancy rate decreased 2.2 percentage points to 6.4%. Manhattan’s vacancy rate compares favorably with other U.S. gateway cities. Its overall office vacancy rate was lower than Boston, Chicago, Los Angeles, San Francisco and Washington, D.C. since at least 2005. As of the fourth quarter of 2011, the vacancy rates in these other gateway cities ranged between 11.4% in San Francisco and 18.9% in Chicago, compared with 9.1% in Manhattan. The Manhattan vacancy rate also compares favorably to other major CBDs. As of the end of 2011, the vacancy rate in the CBDs of these gateway cities ranged from 9.7% in San Francisco to 19.1% in Los Angeles.

Leasing office space in Manhattan and, in particular, within the Midtown market is the most expensive in terms of overall average gross asking rents among major office markets within the United States, far exceeding those of other gateway cities. As of the fourth quarter of 2011, the overall total market average gross asking rents in the Boston, Chicago, Los Angeles, San Francisco and Washington, D.C. office markets, which include all building classes within the CBD submarket, ranged between $31.28 per square foot in Chicago and $49.70 per square foot in Washington, D.C. Manhattan’s overall average gross asking rent was recorded at $57.25 per square foot, with Midtown averaging $65.42 per square foot. On the whole, the overall average asking rental rate in Manhattan started growing in 2011. The overall average asking rent, which includes all non-owner-occupied office space, grew by 1.9% to $57.25 per square foot in the fourth quarter of 2011. On a year-over-year basis, the average asking rent increased to 5.4% greater than at year-end 2010.

Barriers to entry in Manhattan’s office market are high. Following the delivery of 1.5 million square feet of new space to the Manhattan office market in 2010, no new buildings came online 2011.

Outlook

RCG’s outlook for Manhattan’s office market as a whole is positive. RCG believes continued hiring among office-using industries and continued strength in business confidence should drive new leasing activity as well as the withdrawal of sublease space from the market. RCG expects Midtown to benefit from much of the new office demand in addition to the restructuring demand base and general migration of major firms from Downtown. Furthermore, while the bounce back in demand during 2010 and 2011 was concentrated among the top-tier “trophy” assets and from tenants making lateral moves, including consolidations and trading up, the recovery going forward will be more broad-based, with Class B/C fundamentals likely to improve going forward.

Overall, Manhattan’s office vacancy rate, which covers all office space in Midtown, Midtown South and Downtown, is forecasted to decrease through the forecast period to ultimately reach around 7.4% by 2014 from 9.1% in 2010 — a 1.7 percentage-point drop. The market should considerably tighten in both Midtown and Downtown by the end of the five-year forecast period; the expected drop in the Midtown South vacancy rate is not likely to match the magnitude of Midtown or Downtown, given that its vacancy rate is already low and new supply is expected to come online within the five-year horizon. Manhattan’s overall vacancy rate is forecasted to decrease to 7.4% by 2015 from 9.1% in 2011.

RCG’s forecast calls for the overall average asking rent in the Manhattan office market to continue rising on a year-over-year basis through 2015. A falling vacancy rate should enable building owners to raise rents. Also the influx of unleased space on the market at new speculative office buildings through the forecast period will add an upward bias on the average rent calculation. RCG expects the average asking rent to increase by 5.9% in 2012 and by 9.2% in 2013. Annual rent growth is likely to peak in 2014 when the average rent is forecasted to increase by 14.3%, followed by slower growth of 8.1% in 2015. Manhattan office average asking rent growth is forecasted to exceed other U.S. gateway cities through the forecast period, an effect of strong demand and constraints on new supply. Compared with an annual average of 9.4% growth in Manhattan, average annual rent growth in other U.S. gateway city CBDs through 2015 are forecasted to range between 3.3% in Los Angeles and 8.3% in Boston.

RCG does not expect any new multi-tenant buildings to come online in 2012, a result of the economic and financial market turmoil in 2007-2009 that caused the suspension or cancellation of several major office construction projects that would have been delivered during this period. Through the medium term, RCG expects four major office towers to come online in 2013 and 2014. 1 World Trade Center is currently under construction and is scheduled to deliver 2.6 million square feet of new space to the Downtown market in 2013. Above-ground construction work on the 1.8 million square-foot 4 World Trade Center is under way and likely on pace for a 2014 delivery. Construction work on the 896,000 square-foot 250 West 55th Street resumed in 2011 in time for a 2014 delivery date. The first phase on the Hudson Yards project on the west side of Midtown — an office tower whose non-owner-occupied portion totals 1.1 million square foot office tower — is scheduled to be completed by 2015.

Midtown

Midtown’s office market spans the island of Manhattan from 30th Street north to Central Park. Approximately 241 million square feet of rentable space are contained within Midtown’s multi-tenant office buildings, making it the largest CBD office market in the country by far. For a size comparison, Downtown Chicago and the Washington, D.C. CBD combine for a total of just 226 million square feet of office space. Three-quarters 74.9% of Midtown’s office stock is classified as Class A with total square footage of 181 million square feet. Approximately 44.6 million square feet of Midtown office space is counted as Class B stock, accounting for 18.5% of the total market. The remaining 6.5% of Midtown office space (16.4 million square feet) is categorized as Class C space.

Midtown is split into 11 submarkets: The Grand Central submarket is defined as the area bound by Fifth Avenue to the west, Second Avenue to the east, 39th Street to the south and 47th Street to the north, excluding Park Avenue north of 43rd Street. The Penn Station-Times Square South submarket it is defined as the area bound by Sixth Avenue to the east, the Hudson River to the west, 42nd Street to the north and 30th Street to the south. The West Side submarket is defined to include all office properties north of 42nd Street, west of 7th Avenue, with 59th Street and 57th streets forming a border to the north and the Hudson River forming the western boundary. Other submarkets include: 6th Ave/Rockefeller Center, Madison/Fifth, Park Avenue, East Side, Murray Hill, Lincoln Center and United Nations.

Demand-Supply Analysis

The Midtown office market is considered one of the world’s premier central business districts based on its mix of tenants, deep and broad available labor force, excellent transportation access and overall prestige. Included among its major tenants are world-class media conglomerates and publishing houses, international corporate businesses and major financial institutions. In addition to these major tenants, sophisticated professional services firms, including accounting, advertising, legal and consulting, among others, also congregate in Midtown to locate near clients.

RCG believes the Midtown office market as a whole is in the midst of a recovery. Despite uncertainty in the global economy and volatility in the capital markets during the second half of 2011, tenants are still trading up into higher quality space and consolidating into more central locations in order to lock in long-term leases for desirable locations at favorable pricing. Leasing activity overall in 2011 was relatively flat to 2010, approximately 19.0 million square feet of office space were leased throughout Midtown during 2011, even with 2010.

Leasing trends varied among Class B and C space. While a market-wide flight-to-quality led the bounce back in demand for high-quality assets, building owners’ financial health continues to prove an important deciding variable in driving leasing activity. A total of 3.2 million square feet of Class B space were leased in 2011, a decrease of 0.9% from 2010. Leasing volume of Class C space increased 10.7% to 920,000 square feet.

The improving economic climate has also pushed some office users to withdraw sublease space from the market. The removal of sublease space reflects positively on market statistics since available sublease space raises the vacancy rate and exerting a twofold negative impact on the average rent by biasing average asking rent calculation downward and reducing landlords’ pricing power on direct availabilities. The amount of space available for sublease in Midtown declined to 3.9 million square feet as of the fourth quarter of 2011 — a 51.9% drop from the second quarter of 2009. By comparison, the total amount of vacant space available in Midtown has declined by 17.0% during the same period. Sublease availabilities are generally less prevalent in Class B and C buildings than Class A. As of the fourth quarter of 2011, the overall vacancy rate, which covers all of Midtown office space, decreased by 3.0 percentage points since the first quarter of 2010 to reach 9.6%.

Based on high demand, RCG believes the cyclical decline in the overall average asking rent covering all of Midtown office space has passed. Midtown’s overall average gross asking rent increased by 4.7% to $65.42 per square foot in 2011. Because 80% of Midtown’s total vacant office stock is located in Class A buildings, Midtown’s market-wide overall average gross asking rent, which is weighted on vacant stock, was heavily biased by the Class A concentration. Leading this trend have been the trophy buildings, particularly those clustered along the desirable Park and Madison Avenue corridors and near Central Park, where owners have been able to raise asking rents as space availabilities decline. RCG believes that falling vacancy rates have enabled landlords to raise asking rents for high-quality spaces. At the lower-end of the market, however, concessions still drive new leasing transactions, attributable to the imbalance between available supply and current demand among smaller office spaces and tenants specifically looking for smaller spaces.

Because of the difficulty and high costs associated with new building activity in Midtown, purely speculative construction projects have been rare in recent years. These constraints on supply also generally limit office development to dense high-rise office towers. During the past cycle, building activity has been concentrated to the immediate south of Times Square and around Bryant Park. In fact, three buildings delivered within two city blocks of each other account for 61% of the total amount of new multi-tenant office space delivered in Manhattan between 2004 and 2010. The 1.5 million square-foot New York Times building was completed in 2007 at 620 Eighth Avenue, followed by Bank of America’s 2.1 million square-foot One Bryant Park tower in 2008. Despite the difficulties associated with purely speculative construction projects in Midtown, particularly at a time when construction financing was largely unavailable, SJP Properties delivered the 1.1 million square-foot 11 Times Square tower, located directly adjacent to the New York Times Building, in early 2010 completely vacant. The law firm Proskauer Rose subsequently signed on for approximately 400,000 square feet of space.

Outlook

Based on the likelihood of a sustained demand recovery and a muted supply response, RCG’s outlook for Midtown’s office market is positive. Underpinning this demand recovery are several factors. While rents are still relatively inexpensive, firms will likely continue to take advantage of favorable opportunities to sign long-term leases at rents well-below recent peak levels. As of 2011, Midtown’s overall average asking rent, which is calculated from all available space in the submarket, was $65.42 per square foot.

While top-quality spaces in desirable locations have led the market’s early stage recovery, RCG believes that sustained job growth will drive office demand for smaller spaces and in second-tier locations going forward. In particular, recent data suggest job growth among smaller office space users will likely drive much of the leasing and expansion activity in the Midtown market in the future. Illustrating the significance of smaller firms on overall office demand, small firms expand at a disproportionately rapid rate compared with large firms, a trend that bodes well for the demand of small-scale office spaces in Midtown. During the last multi-year period of consistent job growth in New York State, from 2004 through 2008, smaller firms outgrew large firms by a wide margin. Firms employing 1 to 49 workers expanded total payrolls by a total of 6.2% during the five-year period. By contrast, companies in New York State with 1,000 or more employees only grew 1.7% during the five-year period. In terms of absolute magnitude, firms employing 1 to 250 workers accounted for 82% of the total number of new jobs added during the 2004 to 2008 period throughout New York. While statistics specifically describing Midtown firms’ staffing levels are not available, the patterns are likely similar to the New York state-wide trends.

As firms grow beyond the capacity of their existing locations and become increasingly confident in the economic climate going forward, expansion into larger office spaces becomes more likely. As a result, office employment growth should more directly translate to strengthening office demand through the medium term. Various employment statistics covering Manhattan, New York City and the New York metropolitan division indicate that job growth recovery continued through late 2011. The federal government’s establishment survey, which counts total jobs, indicates that in the 11-county metropolitan division, which in addition to New York City includes Bergen, Hudson and Passaic Counties in New Jersey and Putnam, Rockland and Westchester Counties in New York, employers added a total of 32,200 jobs year-over-year through November 2011, a 0.6% year-over-year increase. A large majority of these new jobs were located in New York City: within the five boroughs, employers added 23,300 jobs in the 12 months through November 2011, expanding total employment by 0.6%. According to the government’s survey of households, which counts number of persons employed (as opposed to the establishment survey’s jobs tally), approximately 3,100 more Manhattan residents were employed as of November 2011 compared with the year prior, a 0.2% expansion. RCG’s New York employment forecast, which covers the 11-county metropolitan division, calls for office employment to grow by 79,900 jobs through the 2012-2015 period at an average annual rate of 1.3%.

With concessions likely to drive leasing activity in the lower-end of the market through the immediate- to near-term, well-capitalized owners that are able to fund tenant improvement packages and other concessions should lead the recovery within the second-tier segment. Through the near term, RCG expects the overall vacancy rate, which covers all of Midtown office space, to fluctuate while following a gradual trend downward. By the end of 2012, the overall vacancy rate should reach 9.0% from 9.6% in the fourth quarter of 2011. In the years that follow, RCG predicts Midtown’s office vacancy rate will decrease to ultimately reach 7.6% in 2015.

Midtown’s overall average asking rent, which is calculated based on all available office space in Midtown, is likely to continue rising in spite of any near-term slowdown in leasing activity as a result of decreasing availability of space. Midtown’s overall average asking rent is forecasted to grow at a fourth quarter-over-fourth quarter rate of 5.5% to $69.02 per square foot in 2012. Beyond 2012, RCG expects the overall average asking rent to rise at an accelerating pace as the market tightens and pricing power shifts in favor of landlords. With steady absorption and just one new building expected to come online in Midtown between 2011 and 2014, suitable office space is likely to be available only in short supply, particularly for tenants looking for large blocks in a single building. As tenants continue to expand and landlords gain more pricing power on lease negotiations, the likelihood of market-wide rent spikes increases. The average asking rent is forecasted to grow at a fourth quarter-over-fourth quarter rate of 11.2% to $76.75 per square foot in 2013 and 17.1% to $89.87 per square foot in 2014. By 2015, RCG’s forecast calls for the average asking rent to grow 7.8% to $96.88.

Penn Station-Times Square South Submarket

The Penn Station-Times Square South submarket, located on the west side of Midtown Manhattan, to the south and west of Times Square and Bryant Park, is the largest office submarket in Midtown Manhattan by total office inventory at more than 45.8 million square feet. The submarket includes a portion of Times Square, Penn Station, Madison Square Garden, the James Farley Post Office, Macy’s flagship store, the Herald Square retail district, the Port Authority Bus Terminal, the Jacob K. Javits Convention Center, and many other landmarks. Whereas Midtown as a whole is comprised of mostly Class A office space, the opposite is true in the Penn Station-Times Square South submarket. Class A buildings represent just 30% of the total square footage, while Class B and C buildings make up 44% and 26%, respectively. The Penn Station-Times Square South submarket’s unique set of features attracts a diverse tenant base. The area’s low cost compared with Midtown’s other submarkets attracts large firms in a variety of industries, including fashion and retail, media and publishing, corporate, and professional services firms.

One of the main attractions for office tenants is the excellent connectivity via mass transit to other parts of Manhattan, the outer boroughs, New Jersey, Connecticut, Long Island and Upstate New York. The submarket’s eponymous transit node, Pennsylvania Station, is one of the busiest rail stations in the world, serving approximately 600,000 passengers per day. The Port Authority Bus Terminal, located on 8th Avenue between 41st and 42nd Streets, is the largest bus terminal in the United States and the busiest in the world by passenger count, serving more than 58 million passengers passed through the terminal in 2008, or an average of nearly 159,000 per day, according to the latest available data. The Times Square-42nd Street subway station, which services 11 lines (1, 2, 3, 7, A, C, E, N, Q, R and shuttle to Grand Central), connected more passengers in 2010 than any other in the city’s network with annual ridership totaling approximately 58.4 million. Three subway nodes along 34th Street serve the Penn Station and Herald Square area, with combined annual ridership totaling 88.9 million in 2010.

Counter to the trend in the overall Midtown market, the Penn Station-Times Square South vacancy rate increased slightly in 2011 to 9.8% from 9.4% in 2010. Driving an increase in the vacancy rate are new arrivals of large blocks of vacant space on the market. As of the fourth quarter of 2011, 12 large blocks of space, defined as 100,000 square feet or more, totaling 2.6 million square feet were available. By contrast, five block large blocks of space totaling 1.4 million square feet were available at year-end 2010. The vacancy rate excluding large blocks of space was measured at 4.1% at year-end 2011, down from 6.3% one year earlier.

The Penn Station-Times Square South overall average asking rent, which is calculated from all available office space in the submarket, increased 2.7% year-over-year to $50.63 per square foot as of the fourth quarter of 2011.

Two major office towers came online in the submarket during the last several years, both of which were located on opposite corners of the 8th Avenue and 41st Street intersection. The 1.5 million square-foot New York Times Building, located adjacent the Port Authority Bus Terminal at 620 8th Avenue, was completed in 2007. The New York Times has since subleased a portion of its original footprint in the building. The second tower, 11 Times Square, consists of 1.1 million square feet and was delivered without an anchor tenant in early 2010. Law firm Proskauer Rose subsequently leased approximately 36% of the space, followed by another law firm Zukerman Gore Brandeis & Crossman leasing just over 17,000 square feet in 2011.

RCG does not expect any additional office buildings to be completed in the Penn Station-Times Square South submarket through at least 2014. Nevertheless, two office development projects are in various stages of development: the Related Companies’ large-scale and multi-use Hudson Yards project and Vornado’s proposed 15 Penn Plaza. Hudson Yards is likely on a shorter development schedule than 15 Penn Plaza. With respect to the Hudson Yards project, preliminary site preparation and planning work, including demolishing an existing building began in 2010, though structural work on the new complex has not yet commenced. The first office tower will contain approximately 1.7 million square feet of space. Coach Inc. pledged in late 2011 to purchase and occupy 600,000 square feet of the tower, leaving the remainder open for lease. Construction will reportedly commence in 2012 with a tentative completion date of 2015. Physical construction work on 15 Penn Plaza, on the other hand, is not likely for several years, with a completion date likely beyond 2015.

Grand Central Submarket

The Grand Central submarket is the second-largest office submarket in Midtown Manhattan with 43.7 million square feet and is located on the east side of Midtown Manhattan, to the north of Murray Hill and to the south of the Park Avenue corridor. The large majority of office space in the Grand Central submarket is contained within high quality office towers. Approximately 83% of the office space within the Grand Central submarket is classified as Class A. Respectively, Class B and C office space comprise 17% and 0.6% of submarket. The Grand Central submarket has benefitted over the last two decades as financial firms and professional service firms that support them have migrated to Midtown from Downtown. Midtown’s high-rise office buildings offered greater flexibility and prestige versus Downtown’s older office stock, while Midtown’s excellent transit connectivity is an important advantage for workers commuting from Upstate New York, Connecticut and New Jersey. The Grand Central Terminal specifically is the largest train station in the world by number of platforms. In addition, advancement in computing and telecommunications technology over the past several decades have allowed securities traders to operate at a distance to the major exchanges on Wall Street.

Other features of the Grand Central submarket include proximity to the top-quality, trophy office buildings along the Fifth Avenue, Madison Avenue, Park Avenue corridors at significantly lower rents, a particularly attractive trait to cost-sensitive firms with clients on the east side of Midtown. Demand for space has bounced back strongly since the recession, marked by the jump in leasing activity since 2009. Total leasing volume increased to 4.2 million square feet in 2011, 21.6% greater than the 2010 volume. In 2011, more office space was leased in Grand Central than any other Midtown submarket. Despite the sharp rise in leasing activity, the overall submarket vacancy rate, which covers all office space, dropped only 0.1 percentage point to 11.2%.

Grand Central’s overall average asking rent, which is calculated from all available office space in the submarket, decreased 6.5% year-over-year to $55.03 per square foot as of the fourth quarter of 2011.

Development opportunities in the Grand Central submarket are scarce, making new office construction a rarity. The last new building to come online in the submarket was the 296,000 square-foot CIT Building in 2006, at 505 Fifth Avenue and East 42nd Street, adjacent to Bryant Park. Though the building sits on a formerly vacant plot of land, most development requires assembling multiple parcels and demolition work, which extends the build-out timelines of new construction and increases the overall complexity of the development process. As a result of the lead time associated with major new construction projects in Manhattan, RCG does not expect any new office space to come online through at least 2014.

West Side Submarket

The West Side office submarket, located to the south and west of Central Park and including the area around Columbus Circle, consists of 25.4 million square feet of office space. The diverse submarket includes Manhattan’s Theater District, a portion of Times Square and the Hell Kitchen’s residential/commercial district. Like the Grand Central submarket, non-prime Class B and C office spaces make up a relatively small share of the West Side submarket’s total. Approximately 12% and 9% of the submarket’s total office space is categorized as Class B and C, respectively. Class A spaces account for 79% of the submarket’s office stock. Office-using firms are drawn to the top-quality high-rise office buildings that line the 7th Avenue corridor, while transit connectivity allows firms to recruit from all areas of the vast greater New York metropolitan region. Firms from a variety of industries cluster in the West Side submarket, including publishing, media, finance, legal, consulting, retail and lodging. Furthermore, several high-profile corporations have headquarters or a major base of operations in and around Times Square, including Viacom, Conde Nast, Ernst & Young, Thomson Reuters, Barclays, Morgan Stanley, and many others. In 2011, Nomura signed a 900,000 square-foot lease for Worldwide Plaza, the largest lease in Midtown since 2004.

Much like elsewhere in Midtown, demand for space in the submarket has rebounded since the recession. A total of 2.7 million square feet of space was leased in the submarket during 2011, an increase of 74.9% from

2010. Though the Nomura lease represents a large portion of the total volume of leased space in 2011, excluding it from the annual total would still yield a 16.8% annual increase. At 7.6% as of the fourth quarter of 2011, the West Side’s vacancy rate, which covers all submarket office space, has fallen 4.5 percentage points since year-end 2010.

West Side’s overall average gross asking rent, which is calculated from all available office space in the submarket, averaged $59.86 per square foot as of the fourth quarter of 2011, a 5.0% increase year-over-year. By comparison, the overall asking rent for Midtown as a whole, which includes both direct and sublease spaces, averaged $65.46 per square foot.

On the supply side, RCG expects a new office building located at 250 West 55th Street in the West Side submarket will come online by the end of 2014. Boston Properties resumed construction on the office tower in 2011 following a lease commitment by law firm Morrison & Foerster for nearly 20% of the building.

Westchester County

Westchester County contains approximately 28.4 million square feet of office space and is split into six major submarkets: White Plains CBD and non-CBD, Northern, Central, Eastern and Southern. Office-using firms are attracted to the Westchester office market for its lower costs of occupancy but still close proximity to New York City, suburban towns within Westchester County and Upstate New York, as well as Southwestern Connecticut, Northeastern New Jersey and Long Island. The availability of on-site amenities, scalability of office space usage and transportation infrastructure attract corporate tenants and a variety of other industries including financial services, insurance, professional services, technology, biotech, consumer products, fashion/apparel, healthcare and pharmaceuticals. Westchester’s lower rents, a more diverse tenant base compared with Manhattan and a near-complete lack of new building activity during the last expansion period shielded the office market from a sharp rise in vacancy and steep rent declines during the recession. With sustained economic growth expected going forward, renewed hiring in key sectors should boost office demand through the near- to medium term.

Demand-Supply Analysis

While heavy dependence on the financial sector proved to be a drag on office markets in Manhattan and many of its surrounding suburban submarkets during the recession, Westchester’s diversity and high barriers to entry are a stabilizing force. RCG believes that the Westchester office market bottomed during 2010 and 2011 and is poised for recovery. The New York metropolitan division, within which Westchester is located, registered office employment growth at a rate of approximately 1.8% and 1.3% in 2010 and 2011, respectively, implying the creation of 44,700 new office-using jobs during the two-year span. Despite this job growth, however, fresh office demand has not yet grown significantly. In Westchester, the vacancy rate fluctuated during 2011, and ended even with 2010.

Evidence suggests large blocks of vacant space at properties formerly occupied by single tenants, often large corporate users, are contributing significantly to a high office vacancy rate in Westchester County. Reader’s Digest recently vacated 200,000 at 480 Bedford Road in Pleasantville, which added to the existing block of 136,000 square feet of direct vacant space at the property. In addition, partially resulting from Starwood’s relocation to neighboring Fairfield County, 350,000 square feet are now vacant at its two former buildings, along with another 100,000 square feet from Nokia leaving 102 Corporate Park Drive. Combined these blocks of space represent 18.2% of the total vacant space in the market, or 3.1% of the total office stock.

With the vacancy rate still at an elevated level, landlords lack pricing power on rent negotiations for second- and third-tier spaces. For top-tier buildings in desirable locations—such as those near highways and transit nodes – landlords have begun to regain some negotiating leverage. The average asking rent continued to decline through 2011. At $29.37 per square foot as of the fourth quarter of 2011, the average asking rent was 2.8% less in the fourth quarter than at year-end 2010.

New office construction in Westchester County is rare, attributable to its high barriers to entry that originate from a lack of suitable land in desirable submarkets and high costs of construction. No new buildings have come online in Westchester County since 2005 when two properties totaling 91,000 square feet were completed. Prior to that, approximately 168,000 square feet of new space come online in 2002. In total, new construction expanded Westchester’s total office inventory by just 0.9% between 1998 and the fourth quarter of 2011. By comparison, total office stock grew by 4.9% in Manhattan, where building is notoriously difficult, between 1998 and 2011. High barriers to entry, which have limited new building in the past, contributed to a relatively minor increase in the vacancy rate during the recession.

Outlook

While the recovery in office market fundamentals has been choppy since the end of the recession, RCG believes that several factors suggest an imminent recovery in the demand-supply balance for the market. Sustained job growth is expected across a range of industries, including healthcare, professional services, and technology – particularly among small and medium-sized firms that prefer to operate in multi-tenant suburban office space. Among office employment, RCG expects job growth to average 1.3% annually through 2015, translating to the creation of 79,900 positions. Office employment growth will directly boost office demand in Westchester County and the region as a whole. Demand will likely rise steadily in the future, while the supply response is likely to be muted.

RCG forecasts net absorption, a proxy for fluctuations in office space demand, to turn positive in 2012. As a result, the overall vacancy rate, which covers all office space in Westchester County, is expected to stabilize at 16.4% through the year-end 2012. Through the remainder of the forecast period, the vacancy rate is likely to continue moving downward as demand grows and high barriers to entry prevent a swift supply response. By 2015, RCG’s forecast calls for the vacancy rate to reach 15.0%, roughly equal with pre-recession levels from 2005.

RCG believes there is potential for rental rate expansion in Westchester County. A gradual tightening of the market going forward will likely transfer negotiating power on lease terms to the landlord from the prospective tenant, where it currently lies. As a result, rent growth is forecasted to turn positive as the vacancy rate drops down from cyclical highs through the near term. After a 2.8% drop in 2011, the average asking rent is forecasted to grow 1.2% to $29.72 per square foot in 2012. Rent growth should gain momentum through the medium term as the vacancy rate drops to pre-recession levels. By 2015, coinciding with a drop in the vacancy rate and an expected high demand for high-quality office space in multi-tenant properties, RCG expects the average asking rent to grow at a fourth quarter-over-fourth quarter rate of 4.6% to $33.04 per square foot, up from 2.7% and 3.5% growth in 2013 and 2014, respectively.

High-quality multi-tenant office buildings in desirable locations that cater to high-value tenants will likely outperform the market in terms of demand and rent growth going forward. Firms in the corporate sector, as well as financial services and professional services industries prefer to occupy these spaces based on proximity to transportation and executive and employee housing as well as the higher quality-of-life amenities, like parking, on-site dining, nearby commercial districts, views, and others. Although a shortage of these high-quality, “trophy” spaces is expected to emerge later in the forecast period, RCG does not expect any new construction to be completed by 2015.

White Plains CBD Submarket

The White Plains CBD is situated in south central Westchester County, along the Cross-Westchester Expressway (Interstate 287) corridor between the Sprain Brook Parkway and the Hutchinson River Parkway. The submarket consists of approximately 6.3 million square feet of office space and is defined to include the area south of Barker Avenue, north of Quinby Avenue, east of the Bronx River Parkway and west of South Broadway/Post Road. Within the submarket is a thriving and densely developed central business district that has attracted office users of varying size. In 2008, an estimate from the city mayor’s office placed the worker population at approximately 250,000, compared with a resident population of 60,000.

Workers commute into White Plains via a number of major roadway connections and the Metro-North Railroad, which connects to Grand Central Terminal. Its central location among Westchester County towns and villages makes White Plains an easy commute for upstate residents. Roadway access to the CBD is granted from both the Bronx River Parkway and the Cross Westchester Expressway (Interstate 287), while the White Plains Metro North Transportation Center provides a rail connection to Grand Central Terminal. With travel times as low as 31 minutes, the direct rail connection between Grand Central Terminal in Midtown Manhattan and the White Plains CBD gives local employers access to one of the deepest labor pools in the world. Furthermore, because of close proximity to transportation, office locations within walking distance of the White Plains MetroNorth station are more desirable than locations. Its accessibility and dense clustering of firms in the financial services and professional services industries are major positives for the market. Local amenities including retail, restaurants and luxury multifamily housing have also been instrumental in luring tenants to the submarket.

As of the fourth quarter of 2011, approximately 16.2% of the White Plains CBD office market was available for lease. This compares favorably with the overall Westchester office market, where the vacancy rate stood at 17.1% in the fourth quarter of 2011. While the overall vacancy rate translates to approximately 1.0 million square feet of vacant office space, large blocks of space are in short supply. Asking rent on office space in the White Plains CBD averaged $32.36 per square foot overall as of the fourth quarter of 2011, 0.7% increase year-over-year. For comparison, the overall average asking rent on all Westchester County office space decreased by 2.8% on a year-over-year basis to $29.37 per square foot through the fourth quarter of 2011.

Eastern Submarket

Westchester’s Eastern office submarket consists of 6.5 million square feet of space and is located to the east of White Plains, between New Rochelle and the Connecticut state border. By definition, the submarket encompasses the towns of Harrison, Hartsdale, Larchmont, Mamaroneck, Port Chester, Purchase, Rye, Rye Brook and Scarsdale. A dense network of transportation infrastructure weaves through the various towns in the submarket, making accessibility a strong advantage for office properties competing for tenants. In addition to Interstate 95, the Cross-Westchester Expressway (Interstate 287) and the Hutchinson River Parkway, two lines along the Metro-North Railroad pass through the Eastern Submarket with several stops between New York City and Connecticut. While office development is less dense in these towns than in the White Plains CBD, the submarket is still an attractive location for office tenants. Based on the strength of its transportation infrastructure and the close proximity of amenities like banks, restaurants, hotels, executive conference centers and recreational resources, firms that choose to locate in the Eastern submarket are able to recruit high quality employees from nearby suburban towns, New York City and Connecticut.

The submarket’s vacancy rate, which includes Class A, B and C office space, was recorded at 17.7% in the fourth quarter of 2011, up from 16.3% one year earlier.

Driving up the current vacancy rate are a collection of large office properties along the Cross-Westchester Expressway corridor in Harrison and Rye that were built in the 1950s and 1960s for large, corporate users that have since vacated the premises. Many of the properties are now functionally obsolete and are otherwise not suitable for the small and medium-sized tenants that prefer to occupy modernized multi-tenant office buildings. However, adaptive re-use of these outdated facilities, which has already begun in some cases, should correct the problem of unused and unmarketable office space in the area, which is attractive based on its access to transportation and rail lines. Fordham University opened a campus along the corridor in 2008 in a former office building. Memorial Sloan-Kettering Cancer Center has proposed and is awaiting regulatory approval to build a treatment center in the former Verizon complex, a 114,000 square-foot building. Life Time Fitness plans to demolish the former Gannett Suburban Newspapers office building and construct a new 109,000 square-foot facility. Histogenics, a biotech firm, bought the 118,000 square-foot building at 104 Corporate Park Drive, formerly occupied by Malcolm Pirnie Inc. before it relocated to White Plains, with the intention of repurposing the property.

Average rental rates calculated from all available office space in the Eastern submarket exceed Westchester County as a whole. As of the fourth quarter of 2011, the overall average asking rent was recorded at $29.96 per square foot, a 4.3% decline from one year earlier.

Fairfield County

Consisting of approximately 40 million square feet of office space, the Fairfield County office market is driven largely by the presence of major corporate tenants and key players in the financial services industries. Key submarkets in the area include: Stamford CBD, Stamford Non-CBD, South Central, Greenwich, Central, Eastern, and Greater Danbury. The Stamford CBD and Stamford Non-CBD office submarkets make up the Stamford office market, which consists of approximately 15.2 million square feet of space. The Stamford CBD office submarket is bordered by Broad St. to the north and extends south past I-95 and encompassing the Stamford Transit Center and office properties along State St., Station Place, and First Stamford Place. The South Central office submarket contains approximately 8.5 million square feet of office space, encompassing the areas of Norwalk, Darien/New Canaan, and Wilton/Weston. The Greenwich office submarket consists of 4.3 million square feet and located within the city of Greenwich. The Central Fairfield submarket includes 2.9 million square feet of office space across the cities of Westport, Southport, and Fairfield. The Eastern Fairfield submarket consists of 6.7 million square feet of office space located within in the cities of Bridgeport, Shelton, Stratford, and Trumbull. The Greater Danbury office submarket includes 3.3 million square feet of office space spread across the cities of Danbury, Bethel, Redding, Brookfield, Newtown, and Ridgefield. Having benefitted from the migration of corporate tenants from adjacent office markets during recent decades, the high concentration of financial services tenants in the market warrants the presence of professional and business services companies in the areas of law, accounting, and other technical services such as engineering, research, and consulting. Given the area’s diversifying tenant base, established finance cluster, and rising prominence as a multimedia hub, the health of the Fairfield County economy is less dependent on growth in neighboring New York in comparison with previous economic cycles. The on-going diversification of the Stamford metropolitan statistical area economy should bolster job growth, as well as office demand in the area, providing greater stability through future economic cycles as it continues to evolve into a more self-sustaining, dynamic economy.

Demand-Supply Analysis

RCG believes that the Fairfield County office market is in the midst of a recovery fueled by favorable office employment growth trends and a recent influx of high profile tenants, which is resulting in increased office absorption. Having withstood the brunt of the financial crisis on the local economy and office market conditions, office employment payrolls trended upwards through the second half of 2010 and through much of 2011, as companies slowly began to re-staff in response to stabilization in financial market conditions and an improving national economic outlook. Though office employment levels declined by 1.9% year-over-year through November 2011, office-using employment still increased by a net 500 jobs during the previous two-year span. Despite a slowdown in office employment growth through the second half of 2011, which mirrored the job trend nationally, office employment levels remain stable and companies continued to lease space at a more hurried pace. Given this improvement in leasing activity, market conditions in the Fairfield County office market have tightened in recent quarters, with the vacancy rate declining to 20.5% in the fourth quarter of 2011 from 21.0% in the second quarter of 2011. In 2011, leasing activity totaled more than 2.4 million square feet, which followed the 2.9 million square feet leased in 2010. As leasing activity rebounded, the overall office lease rate increased 0.7% to $33.02 per square foot in 2011.

Though vacancy rates edged downward through the second half of 2011 – a trend we expect to continue through much of the forecast period, vacancy rates remain elevated in comparison to recent history. The continued flight-to-quality trend in the market has led to a reduction in sublease inventory, particularly for Class A sublease space. Available Class A sublease space in the market contracted to 845,000 square feet from 928,000 square feet in 2010. The rising demand for high-quality space placed upward pressure on Class A rates during this time, as the overall Class A lease rate increased by 3.9% in 2011 to $35.65 per square foot. Given our expectations for more robust office employment growth through the forecast period, and with minimal supply-side pressure in the market, market conditions are expected to tighten more significantly as companies begin leasing office space in earnest to accommodate this growth.

An indication of the area’s diversifying economy, a number of high profile companies announced plans to relocate operations to Fairfield County. In late 2010, NBC Sports Group announced plans to build a number of studios in the Stamford, bringing 450 new jobs to the area and $100 million in capital improvements and consolidating much of the its northeast operations beginning in 2012. Starwood Hotels has begun to relocate its operations in the Westchester submarket to Stamford, occupying 250,000 square feet at 333 Ludlow St. in the Harbor Point area. The completion of both of these blockbuster deals was facilitated by attractive tax incentives, loans, and sales tax exemptions afforded by both state and local development authorities.

As companies in the office employment sector begin to re-staff, RCG expects the rebound in the financial activities and professional services employment sectors to lead the market’s recovery. Also, job growth in a number of other key industries is expected to drive the economy’s resurgence: information services, re-insurance, shipping, media, as well as health and education. With the pace of employment growth expected to increase in 2012 and through the remainder of the forecast period, office absorption should continue to trend upwards during this time, placing downward pressure on the office vacancy rate through 2015.

During the 10-year period between 2000 and 2010, approximately 2.3 million square feet of new office space were added to the market – an increase of 6.1% in total office stock. Practically all new office construction during this period took place in the suburban office market with much of the new office construction in recent years concentrated in the South Central, Stamford non-CBD, and Eastern submarkets. In 2011, 445,000 square feet were added to the market with the delivery of several office projects, the largest of which was the completion of Harbor Point I and II in the Stamford non-CBD submarket. Although the Harbor Point area is technically located within the non-CBD office submarket, the project area’s proximity to downtown and the Stamford Transit Center allow it to compete for tenants against office properties within the CBD. With a lower-cost environment, high-quality buildings and proximity to New York City, Fairfield County is a highly desirable location for large corporate headquarters. The professional and business services sector provides ancillary support to these headquarters operations that come from a wide variety of industries. The anticipated rebound in the professional and business services employment sector should be the primary driver of improvements in the office demand fundamentals through the forecast period. With no office construction projects in the development pipeline, there will be limited supply-side pressure in the market, which should facilitate the office market’s return to equilibrium. The limited supply of developable land in the Stamford area minimizes supply-side pressure on the market, restricting new construction to redevelopment in existing commercial areas.

Outlook

RCG’s outlook for the Fairfield County office market is positive. RCG believes continued hiring among office-using industries should drive new leasing activity and erode much of the sublease space weighing on the market. RCG expects Stamford to benefit from the influx of companies in growing industries such as multimedia and the recovery in financial services employment to drive the new office demand going forward. Rising investor confidence and business creation in the coming period should support job creation in office employment sectors and a tightening in office market conditions. RCG anticipates more broad-based leasing activity going forward, resulting in the absorption of commodity space and improving fundamentals in this segment of the office market.

As job growth in the market accelerates into the coming year, RCG expects the vacancy rate to decline to 19.8% in 2012 and 19.4% in 2013. By 2013, the overall office rental rate should increase at a rate of 2.5% to $34.92 per square foot. Into the latter part of the forecast period, as office employment payroll growth accelerates, RCG expects this trend to push the vacancy rate to 18.7% in 2014 followed by a 17.9% vacancy rate in 2015. By 2015, the average office lease rate should reach $37.17 per square foot, surpassing pre-recession rent levels. During the five-year period ending in 2015, forecasted office employment levels in the metropolitan statistical area are expected to increase by close to 7,000 jobs, replenishing close to 60% of all office employment jobs lost during the two-year period following the onset of the national recession in December 2007.

Stamford CBD Submarket

Encompassing the commercial areas surrounding the Stamford Transit Center and the area north of the I-95 to Broad St., the Stamford CBD office submarket consists of approximately 6.8 million square feet of space tenanted by a number of major corporations and investment companies including UBS, Royal Bank of Scotland, Thomson-Reuters, and Jefferies. Approximately 93% of all office space in the CBD market is Class A space. The market’s proximity to Manhattan and location along the region’s transportation network help to incent the location of companies to the area. The City of Stamford is less than one hour from midtown Manhattan by commuter rail or interstate highway and is located directly on the major rail lines and is intersected by highway I-95, which connects New York and Boston. For Metro-North express trains to New York City, the average express trip is approximately 45 minutes. The area is also within easy driving distance of the major New York area airports and approximately 20 minutes from the Westchester County Airport. Technological advancement will likely drive the decentralization of financial market activities going forward, strengthening the demand for office space in suburban office markets. And, though the Stamford office market will continue to benefit from its relatively lower costs and proximity to New York and Boston as office hiring accelerates, the growing concentration of housing and companies in other office-using industries that facilitate the area’s development into a 24/7 live-work environment should support the market’s recovery going forward. In particular, properties located in close proximity to major transit nodes are better positioned to benefit from the local economy’s on-going recovery in comparison to properties in adjacent submarkets.

As of the fourth quarter of 2011, the overall CBD vacancy rate rose to 26.6% from 23.1% in 2010 and remains elevated in comparison with market conditions four years prior, at which point the vacancy rate stood at 14.2%.

Tenant interest in parts of the submarket is also heightened by incentives provided through the Stamford enterprise zone, which encompasses the portion of the City of Stamford that is south of the I-95. Under the enterprise zone incentive program, qualified companies may receive benefits such as an 80%, five-year local property tax abatement on eligible real and personal property, as well as a 25% or 50% credit on the state corporate business tax, depending upon the program type and location of the certified project. The additional savings to tenants provided by these incentive programs should continue to draw new companies to this developing portion of the city.

South Central Submarket

Located along the southern edge of Fairfield County, the South Central office submarket consists of approximately 8.5 million square feet of office space, encompassing the areas of Norwalk, Darien/New Canaan, and Wilton/Weston. Close to two-thirds of the office submarket’s inventory is located in the Norwalk submarket. The office market is home to many large corporations, which include Virgin Atlantic Airways, SoBe, Priceline.com, Siemens IT Solutions and Services, Xerox, Kayak.com, Pepperidge Farm, Emcor Group, and Arch Chemicals. With an average lease rate of less than $30 per square foot and its proximity to major highways and transit nodes, the South Central submarket’s relative affordability and location continues to attract companies to the area.

As of the fourth quarter of 2011, the submarket vacancy rate reached 20.7%, an increase from the 20.0% in 2010, 17.1% vacancy rate in 2009 and 14.2% vacancy rate in 2008. Lingering uncertainty and the availability of more centralized, high-quality space at deep discounts from previous highs placed upward pressure on the vacancy rate for office space located in tertiary submarkets. Despite the still softened market conditions, the overall average lease rate rose 1.4% to $28.73 per square foot in 2011, following a 5.9% decline in 2010.

Retail Markets

New York

New York’s retail market benefits from positive long-term fundamentals, including favorable demographics, a very high income population, significant barriers to entry and a strong local demand base, as well as a high volume of domestic and international visitors. In addition to the 11.8 million residents living within the New York-White Plains-Wayne, NY-NJ Metropolitan Division, approximately 8.3 million residents live in the surrounding region, including Newark, Central New Jersey, Long Island and Connecticut’s Fairfield County. With this combined population greater than 20 million, the Greater New York City region is by far the most populous in the country and second only to Mexico City in North America.

New York’s long-term economic base is supported by the region’s talented workforce, its dense base of customers and clients for businesses, and its highly integrated network of potential partners and investors that convene on the city from all parts of the world. High-paying, knowledge-based industry clusters – such as finance, legal services, consulting, media and publishing and others – fuel growth in other sectors of the economy. Furthermore, residents come from a highly diverse background: 33.5% of the New York metropolitan division’s population was born outside the United States as of 2009, compared with 12.5% for the country as a whole. All types of retailers – from discount, family-oriented outlets all the way to high-end, exclusive luxury – are required to serve the heterogeneous population.

Domestic and international leisure travelers are drawn to New York City for its theaters, historical sites, museums, shopping and other cultural opportunities. As heightened focus on public safety and sanitation has helped to transform New York City, and Manhattan specifically, into a family-friendly tourist destination through the last two decades, tourism has come to account for a large share of the local economy. A record high of 50.2 million travelers visited New York City in 2011, according to NYC & Company, reaching Mayor Bloomberg’s goal of 50 million visitors by 2012 one year early. Direct visitor spending in New York City reached $32 billion in 2011, up from $14.7 billion in 1998. According to the latest available data from 2009 when visitor volume totaled 45.6 million, or 9.2% less than the 2011 total, visitor spending supported nearly 304,000 jobs, $16.6 billion in total wages and generated $7.5 billion in taxes for the area.

Other measures indicate rising volumes of tourism and business-related travel, which bodes well for retail demand in the region. Total passenger traffic at New York-area airports grew to 105.5 million in the 12 months through October 2011, an increase of 1.7% over the previous 12-month period. An estimated 364,000 people passed through Times Square on a daily basis in 2009, an increase of 8% compared with the year prior, according to the Times Square Alliance. As of the summer of 2010, Saturday pedestrian traffic volume in Times Square increased 89% over the same period a year earlier.

On the supply side, New York’s retail market has high barriers to entry, including limited available land to develop, long lead times on new construction, ambiguous zoning regulations, a difficult planning approval process, and high costs of construction. Major new construction projects are rare, particularly within Manhattan’s main corridors, and are generally limited to the outer boroughs and the suburbs of Northern New Jersey and Upstate New York.

Although job growth in New York slowed during second half of 2011, RCG’s outlook for New York’s retail market is positive. With job growth expected to remain positive, decreasing unemployment and stabilizing home values should encourage local residents to loosen spending habits, bolstering demand from local residents, the primary driver of retail demand in the New York area. Siena Research Institute’s Current Consumer Confidence Index for New York City registered 62.2 as of the fourth quarter of 2011, a decrease of 9.6 points from the first quarter of 2011, likely due to the ongoing European economic troubles and political gridlock in the federal government. The forward-looking Future Economic Expectations Index increased slightly to 68.6 during the fourth quarter, suggesting increased economic optimism about the near future.

While barriers to entry in New York City’s retail market are significant, select major projects are likely to continue construction through the foreseeable future. The number of projects in the planning and proposal stage has increased through the 2011 calendar year. One of the largest projects under development is the retail component of the World Trade Center complex, which totals 500,000 square feet of space. A public plaza that includes retail space is planned along 42nd Street between Sixth Avenue and Broadway. Several large projects planned in the Bronx include a 780,000 square-foot shopping mall at Bay Plaza in Co-op City, an 80,000 square-foot parcel on Broadway and 230th Street, and the 162,000 square-foot retail complex at the former Stella D’Oro factory anchored by BJ’s Wholesale Club.

Manhattan

The borough of Manhattan contains approximately 110 million square feet of retail space, according to the Real Estate Board of New York, and is split into six major submarkets: East Side, West Side, Midtown, Midtown South, Downtown and North Manhattan. The majority (78%) of the space is located within Midtown South, Midtown and Downtown. Spaces in prime corridors, which are spread out among the major submarkets, are among the most highly sought-after real estate in the world and also among the most expensive in terms of rental rates per square foot. Retail demand in the borough is driven by an affluent local population, commuters from outside the borough and a high concentration of business and leisure travelers.

On various measures of income, Manhattan exceeds surrounding geographies and the nation as a whole by wide margins according to the 2009 Census American Community Survey. Manhattan’s median household income was recorded at $68,706 in 2009, compared with $50,033 for all of New York City, $54,967 for the New York

metropolitan division and $50,221 at the national level. Manhattan’s per capita income was recorded at $61,992 as of 2009, much greater than $30,885 for all of New York City, $32,696 throughout the New York metropolitan division and $26,409 for the United States as a whole.

Midtown, the area loosely defined to span between 31st and 59th streets, is among the premier commercial districts in the world and is home to a diverse base of office tenants, retail stores, entertainment venues, theaters, hotels, and residences, along with some light manufacturing, warehouse and storage. Midtown accounts for more than 61% of Manhattan’s office space. Retail sales in Midtown totaled an estimated $23.7 billion in 2010, or 48% of Manhattan’s total. Given the primacy of its commercial activities, Midtown accounts for a relatively small percentage of Manhattan’s residential population. In fact, approximately 197,200 residents live within the area, equating to roughly 12% of Manhattan’s total. Indicated by several income statistics, however, Midtown’s residential population is more affluent than Manhattan as a whole, which helps to support retail demand in the area. The median household income within Midtown Manhattan was estimated at $86,902 in 2010, compared with $66,851 for all of Manhattan.

Demand is recovering, driven by job growth and tourism activity in 2010. According to the latest available data, the average vacancy rate among major retail corridors decreased to 7.2% in the second quarter of 2011 from 8.2% one year earlier. In terms of rents, prime retail corridors command very high rents, though a very small sample size leads to volatile average measures. According to Cushman & Wakefield, average rents in the Upper Fifth Avenue corridor averaged $2,075 per square foot in the third quarter of 2010, a 10.4% year-over-year decrease. Rents on Times Square retail space averaged $842 per square foot, 29.3% greater than one year earlier. In total, rents grew by an average of 1.9% year-over-year in Manhattan’s five most-expensive retail submarkets. Overall Manhattan average asking rents declined slightly between Fall 2009 and Fall 2010 to $112 per square foot from $118, according to the Real Estate Board of New York.

As with the New York metropolitan division as a whole, RCG’s outlook for Manhattan’s retail market is positive. The main retail corridors have improved during the early stages of economic recovery as consumer spending stabilized and tourism activity rebounded. While rents are rising in the majority of the prime submarkets, rents are still relatively low in Manhattan’s second-tier submarkets, like the Flatiron District, Meatpacking District and Columbus Avenue, among others. Discounted lease rates present opportunities for small-scale and somewhat cost-sensitive retailers to enter the market where they have been previously priced out in the past. On the supply side, major new construction projects in Manhattan will likely be limited to the area north of Central Park, with the exception of the World Trade Center complex. One example is the conversion of a former manufacturing facility in Harlem into a Target- and Costco-anchored retail center. Smaller-scale deliveries, like conversion of old building stock into retail boutiques, will likely account for the dominant share of new supply in high-traffic, desirable submarkets.

Driving retail demand near Penn Station is a critical mass of pedestrian traffic in the neighborhood, comprised of office workers, tourists and inhabitants of the surrounding area. Office development, retail shops and Pennsylvania Station all drive pedestrian traffic in the area. The 34th Street Partnership estimated that 185,000 people work in offices in the area surrounding Penn Plaza and Herald Square in 2009. Approximately 27,000 people were counted leaving Penn Station in one hour on an average weekday in December 2009, also according to the 34th Street Partnership, while nearly 11,000 pedestrians per hour were counted at the corner of Seventh Avenue and 34th Street. Madison Square Garden is regularly ranked number one in North America for total ticket sales across the wide variety of events housed in the arena, including professional and collegiate basketball, professional hockey, live music events, one-time events like professional wrestling, and many others. Approximately 4 million tourists visit the Empire State Building observation decks each year, where tickets cost between $16 and $55 each. Approximately 30,600 residents occupy 17,300 households within one-half mile of the intersection Broadway and West 36th Street, around which 1333 Broadway, 1350 Broadway and 1359 Broadway are clustered. The median household income within the same area was estimated at $79,847, greater than $66,851 for all of Manhattan.

The East/West Manhattan Retail Portfolio consists of two properties located in Midtown Manhattan: 1010 Third Avenue and 77 West 55th Street. Located at the intersection of Third Avenue and East 60th Street, the retail space at 1010 Third Avenue is located within the Decorative Arts District: four blocks west of the Fifth Avenue entrance to Central Park, adjacent to 59th Street-Lexington multi-line subway stop and one block from the Queensboro Bridge off ramp. Other retail outlets cluster in this high-pedestrian traffic neighborhood, most prominently including Bloomingdales, along with luxury hotels, highly desirable residential buildings and major office tenants. The median household income within a half-mile radius of 1010 Third Avenue was an estimated $105,076 in 2010, higher than Manhattan’s overall median household income of $66,851. Retail activity in the immediate area is extraordinarily high: 2010 total retail sales reached an estimated $4.5 billion within a half-mile radius of the property. Other major retail locations in the area include Savoy Plaza with 33,800 square feet and the Shops at Citicorp Center with 70,000 square feet.

Also in Midtown, 77 West 55th Street is located at the intersection of West 55th Street and Sixth Avenue. While Sixth Avenue is not known as a high-end retail corridor, pedestrian foot traffic is high, attributable to major office tenants and dense residential development in the area. High costs of living in the area surrounding the property have further concentrated an affluent population. The median household income within a half-mile radius of 77 West 55th Street was $106,031 in 2010. Retail sales in 2010 were at estimated at $1.9 billion. Only one other major retail center is located within a half-mile of the property, the 70,000 square-foot Shops at Citicorp Center.

The ground-level retail at 10 Union Square East is located on the eastern edge of Union Square where Park Avenue South meets 14th Street. With high-quality open spaces, a wide variety of pop-up markets, excellent transit accessibility, and active clusters of retail, education, healthcare, office tenants and other residential and commercial development, Union Square is one of the most heavily-trafficked pedestrian areas in Manhattan. Measured over a 14-hour period in July of 2011, weekday pedestrian traffic totaled 176,000 and 159,000 on the weekend. Overall, pedestrian traffic has increased 28% over the most recent five-year period, according to Union Square Partnership. Furthermore, three major subway lines (L, N/Q/R, 4/5/6) converge on Union Square, connecting the neighborhood to New York’s outer boroughs as well as Long Island, Connecticut, New Jersey and suburban Upstate New York. The 14th Street-Union Square subway station served 34.7 million riders during 2010, a 1.4% increase over 2009 and 39.4% greater than 2000, making it the fourth-largest station in New York City. While area retailers benefit from customers that live at considerable distances to Union Square, affluent local residents also provide a stable demand base. The median household income within a half-mile radius was estimated at $98,642 in 2010, compared with $66,851 for all of Manhattan. Retail sales volume within a half-mile radius of 10 Union Square East totaled $3.8 billion in 2010. Though Union Square is a major retail submarket within Manhattan, large shopping centers are still in short supply in the surrounding area. Union Square South is the only shopping center within a half-mile radius of 10 Union Square East. Demand for space in Union Square South has been strong by national retail chains. Following the closure of Circuit City and Virgin Megastores, both of which occupied the property at a point in time, retail space at Union Square South was subsequently re-leased to Best Buy and Nordstrom Rack. Also at the property is Regal Cinemas. Other major retailers are in the neighborhood as well, including Whole Foods, Forever 21, Diesel, Barnes & Noble and many others. Within a one-mile radius of 10 Union Square East are two other major shopping centers: the 170,000 square-foot Manhattan Mall at Broadway and West 33rd Street and the 92,200 square-foot Kip’s Bay Shopping Center.

The Gotham retail property is located on the Upper East Side at the intersection of East 86th Street and Third Avenue, among a cluster of residential buildings, retail stores and entertainment spaces. One block from the 86th Street-Lexington subway stop, the area is easily accessible from other areas around New York City. Major landmarks in the surrounding area include the Metropolitan Museum of Art and the Guggenheim Museum. The neighborhood population is more affluent than Manhattan as a whole. The median household income within a half-mile radius was estimated at $97,865 in 2010, compared with $66,851 for all of Manhattan. Retail sales volume within a half-mile radius of the Gotham totaled $1.5 billion in 2010. According to Claritas, not a single major shopping center exists within a one-mile radius of the Gotham.

Fairfield County

Fairfield County’s favorable demographics and high concentration of high-paying professionals and wealthy households drives high-end retail sales in the area. The region is studded with luxury retail establishments consisting of high-end boutiques and department stores. High-end retail stores cluster in affluent Fairfield County neighborhoods where residents live and work, particularly in Greenwich, New Canaan, and Westport – retail submarkets which command the highest retail rents in the area. In the second quarter of 2011, the retail vacancy rate increased by 30 basis points from 2010 to 4.5%, while the average asking retail lease rate in Fairfield County slipped 0.8% through the first half of 2011 to $27.68 per square foot, according to Cassidy Turley Research. Historic average annual rent growth in the market is 1.7%. In 2010, total consumer expenditures in Fairfield County retail establishments totaled $15.2 billion, according to Claritas. Because of the area’s concentration of middle-aged, high net worth professionals, Fairfield County is one of the most affluent counties in the country, representing a concentrated market for high-end and luxury retail goods, and services like restaurants, spas, and golf courses/clubs.

Driven by the recent resurgence in job growth and increasingly positive economic outlook, retail sales in the area quickly rebounded from recent lows – a trend RCG expects to continue through the forecast period. An indication of improving retail demand fundamentals, state sales and use tax collections, a proxy for retail sales volume in Connecticut, increased by 2.3% in 2010 and 13.6% in 2011 to $1.5 billion, following the 7.4% drop in sales tax revenue in 2009.

Going forward, the continued stabilization of home values and acceleration in job growth should fuel retail sales activity, supported higher levels of retail space absorption in the coming years. As employment levels rebound from recent lows, the improvements to the local economy should also drive an increase in population and household growth through the forecast period, supplying the market with consumers to support local retail sales. Through the forecast period, RCG expects both total population and total household levels to increase at an annual average rate of 0.6% through 2015, resulting in the addition of approximately 28,000 new residents and the formation of more than 10,000 new households during this time. The area’s favorable demographic trends suggest that its retail market will be healthy through the forecast period.

Located in the Town of Westport, 69-97 Main St. is situated in one of the town’s most affluent shopping districts located along the main thoroughfare. The high concentration of major national and regional retail tenants in the area include retailers such as Coach, Tiffany & Co., Restoration Hardware, and Williams Sonoma. Not surprisingly, the surrounding neighborhood population is more affluent in comparison to other submarkets in Fairfield County. The median household income within a one-mile radius was estimated at $141,945 in 2010, with households making more than $200,000 accounting for 35% of all households in the area. Retail sales volume within a one-mile radius of the retail property totaled approximately $129 million in 2010.

Also located along Westport’s main thoroughfare, 103-107 Main St. is located in the main shopping district. Given the property’s central location within the area’s most affluent shopping districts, the median household income is high relative to surrounding submarket. Within a one-mile radius the median household income was $142,587 and $118,523 within a two-mile radius of the property in 2010. Retail sales volume within a one-mile radius of the retail property totaled approximately $127 million in 2010.

BUSINESS AND PROPERTIES

Overview

We are a self-administered and self-managed real estate investment trust, or REIT, that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. We were formed to continue and expand the commercial real estate business of our predecessor Malkin Holdings LLC and its affiliates. Our primary focus will be to continue to own, manage and operate our current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

As of September 30, 2011, we owned 12 office properties encompassing approximately 7.7 million rentable square feet of office space, which were approximately 79.9% leased (or 83.0% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.8 million rentable square feet of office space, including the Empire State Building, the world’s most famous office building. Our Manhattan office properties also contain an aggregate of 432,176 rentable square feet of premier retail space on their ground floor and/or lower levels. Our remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing in the aggregate approximately 1.8 million rentable square feet. The majority of square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, we have entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, that will support the development of an approximately 340,000 rentable square foot office building and garage, which we refer to herein as Metro Tower. As of September 30, 2011, our portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of September 30, 2011, our standalone retail properties were approximately 96.8% leased in the aggregate (or 96.8% giving effect to leases signed but not yet commenced as of that date). Our portfolio represents all of our predecessor’s Manhattan and greater New York metropolitan area office and retail assets in which it holds a controlling interest.

In addition, we have an option to acquire from affiliates of our predecessor two additional Manhattan office properties encompassing approximately 1.4 million rentable square feet of office space and 153,298 rentable square feet of ground floor retail space. These option properties currently are subject to ongoing litigation and we have an option to acquire fee, long-term leasehold, sub-leasehold and/or sub-subleasehold interests, as applicable, in these two properties after such litigation is resolved. We refer to these properties as our option properties. For more information, please see “—Description of Option Properties.”

We have a comprehensive knowledge of our markets that has been developed through our senior management team’s substantial experience, and we believe we are a recognized owner and operator of office properties. All of our properties are located in Manhattan and the greater New York metropolitan area, which, according to RCG, is one of the most prized office markets in the world and a world-renowned retail market due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. From 2002 through 2006, we gradually gained day-to-day management of our Manhattan office properties. Since then, we have been undertaking a comprehensive renovation and repositioning strategy of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. Since we assumed day-to-day management of our Manhattan office properties beginning with One Grand Central Place in 2002 and through September 30, 2011, we have invested a total of approximately $296.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties pursuant to this program. We currently intend to invest between $175.0 million and $215.0 million of additional capital through the end of 2013. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, we currently estimate that between $55.0 million and $65.0 million of capital is needed beyond 2013 to complete the renovation program at the Empire State Building, which we expect to complete substantially in 2016, due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. These estimates are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. We intend to fund these capital improvements through a combination of operating cash flow and borrowings.

These improvements, within our renovation and repositioning program, include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. We have also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “—Renovation and Repositioning Case Studies,” and we believe has the potential to improve our operating margins and cash flows in the future. We believe we will continue to enhance our tenant base and improve rents as our pre-renovation leases continue to expire and be re-leased.

The Empire State Building is our flagship property. The 102-story building comprises 2,675,779 rentable square feet of office space and 163,655 rentable square feet of retail space. The building also includes our observatory and broadcasting operations. The building occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th Street corridor in midtown Manhattan. The ongoing repositioning of the Empire State Building is representative of our strategic vision for our Manhattan office properties. After we gained day-to-day management of the Empire State Building in August 2006, we developed and began implementing a restoration and renovation plan for the property and, as of September 30, 2011, we had invested a total of approximately $123.0 million. We currently estimate that between $190.0 million and $230.0 million of additional capital is needed to complete this renovation plan, which we expect to complete substantially in 2016, due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. These estimates are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. We intend to fund these capital improvements through a combination of operating cash flow and borrowings. These improvements include restored and upgraded the landmark art deco lobby, renovated public areas and bathrooms, refurbished 6,514 windows, renovated the observatories and broadcasting facilities and modernized building-wide systems. In addition, we pioneered a process for a replicable, world-leading energy efficiency retrofit program. Future planned renovation expenditures include additional improvements to the building lobby; restroom renovations; elevator modernization; corridor upgrades; and enhanced ventilation and security systems. Plans are also in place for the development of a tenants-only fitness center and a conference center in the building. The few remaining details of the comprehensive renovation program for the observatory are expected to be completed substantially by 2013. As part of our effort to increase the quality of our tenants, we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. To date we believe these efforts have accelerated our ability to lease space to new higher credit-quality tenants, including: LF USA; Skanska; Coty, Inc.; the Federal Deposit Insurance Corporation; Funaro & Co.; LinkedIn; Noven Pharmaceuticals; People’s Daily Online USA; Taylor Global; Turkish Airlines; and World Monuments Fund. We believe completing the repositioning program for the Empire State Building, as well as our other Manhattan office properties, represents a significant growth opportunity for our company.

The Empire State Building provides us with a significant and diversified source of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. For the years ended

December 31, 2007 through December 31, 2010 and for the nine months ended September 30, 2011, the number of visitors to the observatory was approximately 3.67 million, 4.03 million, 3.75 million, 4.03 million and 3.06 million, respectively. The average ticket revenue per admission for each of the 11 years from 2000 through 2010 increased at a compound annual growth rate of 9.9% and the growth rate during each of those years, on a year-over-year basis, has never been negative. For the years ended December 31, 2007 through December 31, 2010, we increased the average ticket revenue per admission from $15.47 to $17.37 and, for the nine months ended September 30, 2011, the average ticket revenue per admission was $18.61. In addition, we have 74 broadcasting licenses with an average remaining term of 7.5 years as of September 30, 2011. On a pro forma basis, during the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively, we generated approximately $156.7 million and $197.4 million of revenue from the Empire State Building, which included approximately $62.9 million and $78.9 million of revenue, respectively, from our observatory operations and approximately $11.8 million and $16.1 million of revenue, respectively, from our broadcasting licenses and related leased space.

We are led by Anthony E. Malkin, our Chairman, Chief Executive Officer and President, who has a strong reputation in the industry for quality management, repositioning and marketing expertise. Mr. Malkin, together with our senior management team, has developed our strategy with a focus on tenant and broker relationships and the cultivation of our brand to attract higher credit-quality tenants to our improved buildings and negotiate attractive rental terms. Mr. Malkin has over 23 years of real estate experience specifically in expanding, renovating, repositioning and managing this portfolio. Our senior management team has an average of approximately 28 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance, and Messrs. Malkin, Durels and Keltner have worked together for our predecessor for over 22 years, and have supervised the design and implementation of our renovation and repositioning program.

History

The Manhattan office properties that will be included in our initial portfolio were acquired between 1950 and 1979 through the business ventures of Lawrence A. Wien in partnership with Harry B. Helmsley, and later with his son-in-law and our Chairman Emeritus Peter L. Malkin. Three properties, the Empire State Building, One Grand Central Place and 250 West 57th Street, were acquired through public partnerships from 1953 to 1961, following earlier transactions on structures developed by Lawrence A. Wien, which are credited as the first flow-through tax treatment real estate syndications ever conducted, including other Manhattan office properties, 1333 Broadway, 1350 Broadway, 1359 Broadway and 501 Seventh Avenue, which were acquired through private partnerships from 1950 to 1979. With respect to the Manhattan office properties, Lawrence A. Wien and Peter L. Malkin were responsible for the syndication of the transactions, and Harry B. Helmsley was responsible for the identification of opportunities and the management and leasing of the properties once purchased. The principals of our predecessor during this period consisted of Lawrence A. Wien, until his death in 1988 and, beginning in 1958, Peter L. Malkin. Anthony E. Malkin joined Peter L. Malkin as a principal in 1989. All of the standalone retail assets and most of the Fairfield County and Westchester County office properties that will be included in our initial portfolio were acquired from 1989 to 2006 under the direction of Anthony E. Malkin.

Our predecessor historically provided asset management services for most of our properties. Our Manhattan office properties were managed, subject to the supervision of our predecessor, by Helmsley-Spear until 2002, in the case of One Grand Central Place, 250 West 57th Street and 501 Seventh Avenue; 2003, in the case of 1359 Broadway; and 2006, in the case of the Empire State Building, 1350 Broadway, 1333 Broadway and the option properties.

Over time, our predecessor observed and objected to a deterioration in the property management and leasing services provided by Helmsley-Spear to the Manhattan office properties, resulting in deferred maintenance, reduced occupancy and/or rents and reduced tenant quality. Our predecessor brought legal action to remove Helmsley-Spear as manager (after it was sold by entities controlled by Leona M. Helmsley) of these properties both for cause and based on contractual removal rights. The resolutions of the ensuing arbitrations and litigations resulted in a gradual transfer of day-to-day management away from Helmsley-Spear beginning in 2002 and were fully settled in 2006. Upon such transfer, Mr. Malkin and our senior management team conceived and designed our renovation and repositioning program for our Manhattan office properties, and a majority of the work on such program has taken place since 2008. Our predecessor oversaw the engagement of third-party property management and leasing agents for these properties, and eventually the transformation of the Empire State Building to a self-managed structure, retaining a third party agent only for leasing.

Separately, our predecessor acquired certain office, city-center retail and multi-family residential properties outside of Manhattan, which other than our greater New York metropolitan area properties, will not be part of our portfolio upon completion of this offering. It developed and implemented a branding strategy for brokers and tenants for this portfolio. The branded portfolio provides tenants with a consistently high quality level of services, installations, maintenance and amenities and has built strong relationships with the broker community.

As the Helmsley-Spear management disputes progressed and were resolved, our predecessor conceived, planned and executed a comprehensive program to renovate and improve the Manhattan office properties in our portfolio with a combination of operating cash flow and debt financing. The improvements included restored and improved or new lobbies; elevator modernization; common hallway upgrades; bathroom renovations; roof and façade restorations; new windows; and building-wide systems upgrades. As each property renovation was put in place, our predecessor established its brand by deploying the same branding strategy with tenants and brokers as had succeeded with the office and retail properties in Fairfield County, Connecticut and Westchester County, New York.

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office and retail properties as a result of the following competitive strengths:

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Irreplaceable Portfolio of Office Properties in Midtown Manhattan. Our Manhattan office properties are located in one of the most prized office markets in the world due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. Management believes these properties could not be replaced today on a cost-competitive basis, if at all. As of September 30, 2011, we owned seven Manhattan office properties encompassing approximately 5.8 million rentable square feet of office space including the Empire State Building, our flagship property and the world’s most famous office building. Unlike traditional office buildings, the Empire State Building provides us with a significant source of income from its observatory and broadcasting operations. All of these properties include premier retail space on their ground floor and/or lower levels, which comprise 432,176 rentable square feet in the aggregate and all of which have recently undergone significant renovations. We believe the high quality of our buildings, services and amenities, their desirable locations and commuter access to mass transportation should allow us to increase rents and occupancy to generate positive cash flow and growth.

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Expertise in Repositioning and Renovating Manhattan Office Properties. We have substantial expertise in renovating and repositioning Manhattan office properties, having invested a total of approximately $296.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties since we assumed day-to-day management of these properties beginning with One Grand Central Place in November 2002. We have gained substantial experience in upgrading, renovating and modernizing (or are in the process thereof) all building lobbies, corridors, bathrooms and elevator cabs and old, antiquated spaces to include new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning, as well as enhanced tenant amenities). We have successfully aggregated and are continuing to aggregate smaller spaces to offer larger blocks of space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. As part of this program, we converted some or all of the ground office floors of certain of our Manhattan office properties to higher rent retail space. We believe that the post-renovation high quality of our buildings and the service we provide also attract higher credit-quality tenants and allow us to grow cash flow. In addition, we believe that, based on the results of our energy retrofitting efforts at the Empire State Building, we can derive cost savings through innovative energy efficiency retrofitting and sustainability initiatives, reducing direct and indirect energy costs paid both by tenants and by us throughout our other Manhattan office properties.

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Leader in Energy Efficiency Retrofitting. We have pioneered certain practices in energy efficiency at the Empire State Building where we have partnered with the Clinton Climate Initiative, Johnson Controls Inc., Jones Lang LaSalle and the Rocky Mountain Institute to create and implement a groundbreaking, replicable process for integrating energy efficiency retrofits in the existing built environment. The reduced energy consumption reduces costs for us and our tenants, and we believe creates a competitive advantage for our properties. We believe that higher quality tenants in general place a higher priority on sustainability, controlling costs, and minimizing contributions to greenhouse gases. We believe our expertise in this area gives us the opportunity to attract higher quality tenants at higher rental rates and to reduce our expenses. As a result of our efforts, the Empire State Building is now an Energy Star building and has been awarded LEED EBOM-Gold certification. We plan on implementing energy efficiency retrofitting projects in our Manhattan office properties based on our work at the Empire State Building. Finally, we maintain a series of management practices utilizing recycling of tenant and construction waste, recycled content carpets, low off-gassing paints and adhesives, “green” pest control and cleaning solutions, and recycled paper products throughout our office portfolio. We believe that our portfolio’s attractiveness is enhanced by these practices and that this should result in higher rental rates, longer lease terms and higher quality tenants.

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Attractive Retail Locations in Densely Populated Metropolitan Communities. As of September 30, 2011, our portfolio also included six standalone retail properties and retail space at the ground floor and/or lower levels of our Manhattan office properties, encompassing 636,628 rentable square feet in the aggregate, which were approximately 86.2% leased in the aggregate (or 87.0% giving effect to leases signed but not yet commenced as of that date). All of these properties are located in premier retail corridors with convenient access to mass transportation, a diverse tenant base and high pedestrian traffic and/or main destination locations. Our retail portfolio includes 615,195 rentable square feet that located in Manhattan and 21,433 rentable square feet located in Westport, Connecticut. Our retail tenants cover a number of industries, including financial services, and include AT&T; Ann Taylor; Bank of America; Bank Santander (Sovereign Bank); Best Buy; Billabong; Charles Schwab; Chipotle; Duane Reade; Ethan Allen; the GAP; HSBC; JP Morgan Chase; Loews Theatre; Lululemon; Men’s Wearhouse; Nike; Panera Bread; Sprint; Starbuck’s; Theory; TJ Maxx; and Walgreens. Our Westport, Connecticut retail properties are located on Main Street, the main pedestrian thoroughfare in Westport, Connecticut, and have the advantage of being adjacent to one of the few available large-scale parking lots in town.

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Experienced and Committed Management Team with Proven Track Record. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have developed relationships we believe enable us to both secure high credit-quality tenants on attractive terms, as well as provide us with potential acquisition opportunities. We have substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing and a platform that is highly scalable. Members of our senior management team have worked in the real estate industry for an average of approximately 28 years, and Messrs. Malkin, Durels and Keltner have worked together for our predecessor for over 22 years. We take an intensive, hands-on approach to the management of our portfolio and quality brand building. Upon completion of this offering, our senior management team is expected to own             % of our common stock on a fully diluted basis, and therefore their interests are expected to be aligned with those of our stockholders, and they are incentivized to maximize returns for our stockholders.

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Strong Balance Sheet Well Positioned For Future Growth. Upon completion of this offering, we expect to have pro forma total debt outstanding of approximately $1.04 billion, with a weighted average interest rate of 5.29%, a weighted average maturity of 4.5 years and 84.0% of which is fixed-rate indebtedness. Additionally, we expect to have approximately $179.1 million of available borrowing capacity under our loans on a pro forma basis. Upon completion of this offering and on a pro forma basis for the year ended December 31, 2010, we had a debt-to-earnings before interest, income tax, depreciation and amortization, or EBITDA, ratio of approximately 5.18x. For the year ended December 31, 2010, our pro forma EBITDA and pro forma net income were approximately $201.6 million and $84.6 million, respectively. We have no debt maturing in 2012 and approximately $58.3 million maturing in 2013. Our fiscal strength and disciplined ownership and operation of our business has enabled us to weather multiple market downturns and challenging financing environments. We operate our business to preserve capital through conservative debt levels and to provide adequate capital for maintenance and improvements.

Business and Growth Strategies

Our primary business objectives are to maximize cash flow and total returns to our stockholders and to increase the value of our properties through the pursuit of the following business and growth strategies:

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Lease-up Available Space at Manhattan Office Properties. As of September 30, 2011, our Manhattan office properties were approximately 76.9% leased (or 80.6% giving effect to leases signed but not yet commenced as of that date) and had approximately 1.1 million rentable square feet of available space (excluding leases signed but not yet commenced). This compares to an average of 90.4% leased in midtown Manhattan according to RCG as of December 31, 2011. We believe our renovation and repositioning program for our Manhattan office properties is a catalyst for additional lease-up. We have created large blocks of available space and intend to continue to create such blocks over the next several years as part of our comprehensive repositioning strategy to attract larger, higher credit-quality tenants at higher rents for longer lease terms with higher average retention rates and greater prospects for growth. Individual and multiple floors have been assembled and are being assembled for larger users. To date we believe these efforts have accelerated our ability to lease space to new higher credit-quality tenants, many of which have expanded the office space they lease from us over time. Examples of this include LF USA, Coty. Inc., the Federal Deposit Insurance Corporation, and Actimize which collectively have leases signed with us for over 1,275,265 rentable square feet that represent additional annualized base rent of $51,117,013 as of September 30, 2011. LF USA, our largest tenant based on both total leased square feet and annualized base rent, signed a lease for 482,399 square feet of office space in the Empire State Building in January 2011 that represents an additional $18,813,561 of annualized base rent and, in November 2011, signed another lease for an additional 106,545 square feet that represents an additional $4,155,255 of an annualized base rent. In order to accommodate the initial lease, we relocated two other tenants to other available space in the building in order to provide LF USA with space on two consecutive floors. As of September 30, 2011, LF USA leased an aggregate of 630,615 rentable square feet of office space at three of our office properties, representing approximately 7.6% of the total rentable square feet and approximately 8.6% of the annualized base rent in our portfolio. We also employ a pre-built suite strategy in selected portions of some of our properties to appeal to many credit-worthy smaller tenants by fitting out some available space with new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning) for immediate occupancy. These pre-built suites deploy energy efficiency strategies developed in our work at the Empire State Building and are designed with efficient layouts sought by a wide array of users which we believe will require only minor painting and carpeting for future re-leasing thus reducing our future costs.

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Increase Existing Below-Market Rents. We believe we can capitalize on the successful repositioning of our Manhattan office portfolio and improving market fundamentals to increase rents. For example, we expect to benefit from the re-leasing of 26.1%, or approximately 1.5 million rentable square feet

(including month-to-month leases), of our Manhattan office leases expiring through December 31, 2014, which we generally believe are currently at below market rates. These expiring leases represent a weighted average base rent of $35.72 per square foot based on current measurements. As older leases expire, we expect to continue to upgrade certain space to further increase rents and we expect to increase the total rentable square footage of such space as a result of remeasurement and application of market loss factors to our space which we expect will generate additional rental revenue. Our concentration in Manhattan and the greater New York metropolitan area should also enable us to benefit from increased rents associated with current and anticipated near-term improvements in the financial and economic environment in these areas. We also expect to benefit from the lack of development of office and retail space in midtown Manhattan for the foreseeable future due to the recent economic downturn, scarcity of available development sites, and long lead time for new construction.

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Complete the Redevelopment and Repositioning of Our Current Portfolio. We intend to continue to increase occupancy, improve tenant quality and enhance cash flow and value by completing the renovation and repositioning of our Manhattan office properties. We intend selectively to continue to allow leases for smaller spaces to expire or relocate smaller tenants in order to aggregate, demolish and re-demise existing office space into larger blocks of vacant space, which we believe will attract higher credit-quality tenants at higher rental rates. We apply rigorous underwriting analysis to determine if aggregation of vacant space for future leasing to larger tenants will improve our cash flows over the long term. In addition, we are a leader in developing economically justified energy efficiency retrofitting and sustainability and have made it a portfolio-wide initiative. We believe this makes our properties desirable to high credit-quality tenants at higher rental rates and longer lease terms.

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Pursue Attractive Acquisition and Development Opportunities. We will opportunistically pursue attractive opportunities to acquire office and retail properties, including the option properties. We intend to focus our acquisition strategy primarily on Manhattan office properties and, to a lesser extent, office and multi-tenanted retail properties in densely populated communities in the greater New York metropolitan area and other markets we may identify in the future. We believe we can utilize our industry relationships (including well-known real estate owners in Manhattan), brand recognition, and our expertise in redeveloping and repositioning office properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. Our strong balance sheet, access to capital, and ability to offer operating partnership units in tax deferred acquisition transactions should give us significant flexibility in structuring and consummating acquisitions. Further, we have a development site, Metro Tower at the Stamford Transportation Center, which is adjacent to our Metro Center property, which we believe to be one of the premier office buildings in Connecticut. All required zoning approvals have been obtained to allow development of an approximately 340,000 rentable square foot office tower and garage. We intend to develop this site when we deem the appropriate combination of market and other conditions are in place.

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Proactively Manage Our Portfolio. We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates. We utilize our comprehensive building management services and our strong commitment to tenant and broker relationships and satisfaction to negotiate attractive leasing deals and to attract high credit-quality tenants. We proactively manage our rent roll and maintain continuous communication with our tenants. We foster strong tenant relationships by being responsive to tenant needs. We do this through the amenities we provide, the quality of our buildings and services, our employee screening and training, energy efficiency initiatives, and preventative maintenance and prompt repairs. Our attention to detail is integral to serving our clients and building our brand. Our properties have received numerous industry awards for their operational efficiency. We believe long-term tenant relationships will improve our operating results over time by reducing leasing, marketing and tenant improvement costs and reducing tenant turnover.

Renovation and Repositioning Case Studies

From 2002 through 2006, we gradually gained day-to-day management of our Manhattan office properties. Since then, we have been undertaking a comprehensive renovation and repositioning strategy of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program, which we expect to complete substantially in 2016, due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. The improvements undertaken in connection with the renovation and repositioning program include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. This strategy has shown attractive results to date as illustrated by the case studies which are set forth below. There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost or that the results we expect to achieve will be accomplished. Accordingly, the information presented in the case studies should not be considered as indicative of our possible results and you should not rely on this information as an indication of our future performance.

The pre-renovation and repositioning statistics in the tables below represent the leases existing on the applicable floor of the applicable building at a date within a three-year period prior to the commencement of tenant repositioning efforts which were implemented on such floor and which generally represented the highest occupancy for such floor during such period. The tenant repositioning efforts include the exercise of our rights to relocate tenants, negotiated relocations of tenants, the strategic expiration of existing leases to aggregate large blocks of space, including whole floors, as well as the implementation of marketing efforts in such space including the signing of significant tenants prior to the onset of the renovation work. Post-renovation and repositioning statistics in the table below represent full floors where we have concluded our renovation and repositioning efforts and reflect leases signed for such space. In certain circumstances, certain tenants have signed leases where only a portion of their lease has commenced with the remainder of the lease to commence through 2012, except with respect to one tenant where such tenant’s leases will commence through 2014. The information in the tables below presents statistics as if all such space under such leases have commenced.

Empire State Building Case Study

After we gained day-to-day management of the Empire State Building in August 2006, we developed and began implementing a restoration and renovation program at the property. As of September 30, 2011, we had completed substantially the renovation and repositioning of 22 of the 81 non-retail and non-observatory floors in the building where we have aggregated smaller spaces in order to seek larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. In order to maximize space utilization, we aggregated smaller spaces to offer large blocks of space, including whole floors, by employing several strategies including the exercise of our rights to relocate tenants to alternative space, negotiated relocations of tenants and the strategic expiration of existing leases. As illustrated by the table below, for these 22 floors, we have increased (i) annualized gross rent by an aggregate of approximately $23.4 million, representing a 118.5% increase, (ii) weighted average annualized gross rent per leased square foot by $6.19 in the aggregate, representing an 17.5% increase and (iii) total rentable square footage by 244,598 square feet in the aggregate, representing a 30.4% increase.

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)
Floors 3 - 10
Pre	77	415,966	76.6%	4,139	9.4	$11,723,671	$36.79
Post	1	555,204	100.0%	555,204	16.3	$21,653,904	$39.00

Change	(76)	139,238	23.4%	551,065	6.8	84.7%	6.0%
Floor 11
Pre	7	33,465	89.1%	4,259	5.4	$1,309,999	$43.94
Post	2	50,006	100.0%	25,003	13.4	$2,121,027	$42.42

Change	(5)	16,541	10.9%	20,744	8.0	61.9%	(3.5%)
Floors 12 - 13
Pre	21	82,256	29.7%	1,164	5.3	$724,379	$29.64
Post	1	105,613	100.0%	105,613	10.1	$4,684,680	$44.36

Change	(20)	23,357	70.3%	104,449	4.8	546.7%	49.6%
Floors 14 - 17
Pre	43	156,021	68.1%	2,472	8.1	$3,223,231	$30.33
Post	1	193,798	100.0%	193,798	16.8	$8,841,424	$45.62

Change	(42)	37,777	31.9%	191,326	8.8	174.3%	50.4%
Floors 32 - 33
Pre	2	21,906	14.6%	1,596	4.9	$134,099	$42.01
Post	1	25,057	100.0%	25,057	15.0	$1,219,550	$48.67

Change	(1)	3,151	85.4%	23,461	10.1	809.4%	15.9%
Floor 37
Pre	1	22,800	100.0%	22,800	5.5	$810,359	$35.54
Post	1	25,346	100.0%	25,346	11.0	$785,726	$31.00

Change	—	2,546	0.0%	2,546	5.5	(3.0%)	(12.8%)
Floor 38
Pre	1	18,255	100.0%	18,255	15.4	$562,233	$30.80
Post	1	25,294	100.0%	25,294	10.5	$1,107,855	$43.80

Change	—	7,039	0.0%	7,039	(4.9)	97.0%	42.2%
Floor 41
Pre	1	17,293	3.2%	545	2.6	$18,193	$33.38
Post	1	21,405	100.0%	21,405	12.5	$1,040,416	$48.61

Change	—	4,112	96.8%	20,860	9.9	5,618.7%	45.6%
Floor 53
Pre	6	17,634	90.2%	2,652	6.4	$538,459	$33.84
Post	4	26,032	57.7%	3,753	8.7	$627,743	$41.81

Change	(2)	8,398	(32.6%)	1,101	2.4	16.6%	23.6%
Floor 75
Pre	8	20,150	93.9%	2,364	4.2	$742,841	$39.27
Post	5	22,589	100.0%	4,518	6.3	$1,153,922	$51.08

Change	(3)	2,439	6.1%	2,154	2.1	55.3%	30.1%
Total
Pre	167	805,746	69.4%	3,346	8.5	$19,787,463	$35.41
Post	18	1,050,344	99.0%	57,740	14.8	$43,236,247	$41.60

Change	(149)	244,598	29.6%	54,394	6.3	118.5%	17.5%

(1)	The change in total rentable square footage results from a combination of remeasurement of, and changes in loss factor applied to, the renovated spaces. Post-renovation and repositioning property measurements are based on the Real Estate Board of New York measurement standards. Includes leases that have been signed but have not yet commenced.
(2)	Percent leased is calculated as (a) rentable square feet less available square feet divided by (b) rentable square feet.
(3)	Pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor and post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for leases that have been signed and assumes the lease has commenced.
(4)	Represents annualized gross rent divided by leased square feet.

1333 Broadway Case Study

Since we gained day-to-day management of 1333 Broadway in August 2006, we developed and began implementing a restoration and renovation program at the property. As of September 30, 2011, we had completed substantially the renovation and repositioning of eight of the ten non-retail floors in the building where we have aggregated smaller spaces in order to offer larger blocks of office space in a similar manner to the program undertaken with respect to the Empire State Building. As illustrated by the table below, for these eight floors, we have increased (i) annualized gross rent by an aggregate of approximately $6.4 million, representing a 184.1% increase, (ii) weighted average annualized gross rent per leased square foot by $11.07 in the aggregate, representing a 36.0% increase and (iii) total rentable square footage by 18,715 square feet in the aggregate, representing an 8.6% increase.

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)
Floor 3
Pre	6	26,696	86.0%	3,826	8.6	$646,730	$28.17
Post	3	28,866	100.0%	9,622	5.9	$1,293,374	$44.81

Change	(3)	2,170	14.0%	5,796	(2.7)	100.0%	59.0%
Floor 4
Pre	2	24,639	37.5%	4,614	1.3	$254,888	$27.62
Post	1	29,075	100.0%	29,075	10.5	$1,657,275	$57.00

Change	(1)	4,436	62.5%	24,461	9.2	550.2%	106.4%
Floor 6
Pre	3	26,316	10.3%	905	3.5	$83,553	$30.77
Post	1	29,566	100.0%	29,566	15.0	$1,360,036	$46.00

Change	(2)	3,250	89.7%	28,661	11.5	1,527.8%	49.5%
Floors 8, 9, 10, 11, & 12
Pre	48	138,971	55.9%	1,620	4.0	$2,483,572	$31.95
Post	1	147,830	100.0%	147,830	15.4	$5,543,625	$37.50

Change	(47)	8,859	44.1%	146,211	11.5	123.2%	17.4%
Total
Pre	59	216,622	52.0%	1,909	4.6	$3,468,743	$30.80
Post	6	235,337	100.0%	39,223	13.3	$9,854,310	$41.87

Change	(53)	18,715	48.0%	37,314	8.7	184.1%	36.0%

(1)	The change in total rentable square footage results from a combination of remeasurement of, and changes in loss factor applied to, the renovated spaces. Post-renovation and repositioning property measurements are based on the Real Estate Board of New York measurement standards. Includes leases that have been signed but have not yet commenced.
(2)	Percent leased is calculated as (a) rentable square feet less available square feet divided by (b) rentable square feet.
(3)	Pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor and post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for leases that have been signed and assumes the lease has commenced.
(4)	Represents annualized gross rent divided by leased square feet.

Our Portfolio Summary

As of September 30, 2011, our portfolio consisted of 12 office properties and six standalone retail properties totaling approximately 8.3 million rentable square feet and was approximately 80.4% leased (or 83.3% giving effect to leases signed but not yet commenced as of that date). In addition, we owned entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage (Metro Tower) at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, as of September 30, 2011. The table below presents an overview of our portfolio and our option properties as of September 30, 2011:

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Manhattan Office Properties
The Empire State Building	Penn Station- Times Sq. South	1930 / In process					$39.40
Office(8)			2,675,779	67.3%	$62,642,545	$34.79		282
Retail(9)			163,655	89.7%	$14,382,077	$98.01		24
One Grand Central Place	Grand Central	1930 / In process					$47.43
Office			1,157,911	79.7%	$41,343,400	$44.77		306
Retail			68,343	87.1%	$5,713,916	$96.00		19
250 West 57th Street	Columbus Circle- West Side	1921 / In process					$42.73
Office			476,870	84.6%	$15,760,697	$39.05		191
Retail			53,837	100.0%	$4,479,500	$83.20		6
501 Seventh Avenue	Penn Station- Times Sq. South	1923 / In process					$35.12
Office			431,971	90.8%	$13,596,266	$34.66		33
Retail			37,765	93.1%	$1,742,195	$49.55		11
1359 Broadway	Penn Station- Times Sq. South	1924 / In process					$37.54
Office			437,943	96.3%	$15,620,373	$37.03		35
Retail			27,618	78.9%	$1,665,115	$76.37		6
1350 Broadway(10)	Penn Station- Times Sq. South	1929 / In process					$56.29
Office			359,691	74.7%	$10,651,056	$39.65		74
Retail			30,895	100.0%	$5,724,987	$185.30		6
1333 Broadway	Penn Station- Times Sq. South	1915 / In process					$43.98
Office			296,565	93.2%	$11,391,478	$41.23		10
Retail			50,063	6.4%	$725,713	$226.86		3

Sub-Total / Weighted Average Manhattan Office Properties			6,268,906	77.2%	$205,439,318	$42.47	$42.11	1,006

Office			5,836,730	76.9%	$171,005,815	$38.12		931
Retail			432,176	81.3%	$34,433,503	$98.06		75

Greater New York Metropolitan Area Office Properties
First Stamford Place(11)	Stamford, Connecticut(12)	1986 / 2003	784,487	90.1%	$27,526,218	$38.95	$38.93	36
Metro Center	Stamford, Connecticut(12)	1987 / 1999	275,608	100.0%	$12,897,836	$46.80	$47.29	24
383 Main Avenue	Norwalk, Connecticut(13)	1985 / 1996	260,468	81.3%	$5,836,564	$27.55	$28.00	19
500 Mamaroneck Avenue	Harrison, New York(14)	1986 / 2004	289,682	91.4%	$7,144,466	$26.98	$27.38	30
10 Bank Street	White Plains, New York(15)	1989 / 2001	228,933	81.7%	$6,186,454	$33.08	$33.97	27

Sub-Total / Weighted Average Greater New York Metropolitan Area Office Properties			1,839,178	89.5%	$59,591,538	$36.21	$36.50	136
Total / Weighted Average Office Properties			7,675,908	79.9%	$230,597,353	$37.60	—	1,067

Property Name	Submarket	Year Built / Renovated(1)		Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Standalone Retail Properties
10 Union Square	Union Square	1988 / 1997		58,005	92.1%	$3,668,753	$68.64	$70.01	12
1542 Third Avenue	Upper East Side	1993	(16)	56,250	100.0%	$2,833,796	$50.38	$47.15	3
1010 Third Avenue	Upper East Side	1963 / 2007	(17)	44,662	100.0%	$2,812,709	$62.98	$65.88	2
77 West 55th Street	Midtown	1962	(16)	24,102	100.0%	$2,104,651	$87.32	$79.62	3
69-97 Main Street	Westport, Connecticut	1922 / 2005		17,103	88.3%	$1,303,460	$86.33	$89.46	4
103-107 Main Street	Westport, Connecticut	1900	(16)	4,330	100.0%	$423,696	$97.85	$94.69	3

Sub-Total / Weighted Average Standalone Retail Properties				204,452	96.8%	$13,147,065	$66.44	$65.78	27
Total / Weighted Average Retail Properties(18)				636,628	86.2%	$47,580,568	$86.66	—	102

Portfolio Total				8,312,536	80.4%	$278,177,921	$41.64	$41.43	1,169

Option Properties
112-122 West 34th Street(19)	Penn Station- Times Sq. South	1954 / In process						$34.64
Office				562,935	86.8%				64
Retail				133,437	100.0%				3
1400 Broadway	Penn Station- Times Sq. South	1930 / In process						$34.09
Office				853,690	81.0%				84
Retail				19,861	36.8%				6

Option Properties Total				1,569,923					157

(1)	For more information regarding the status of ongoing renovations at certain of our properties, see “Business and Properties—Description of Our Properties.”
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 133,299 square feet of space across our portfolio attributable to building management use and tenant amenities and (ii) 71,934 square feet of space attributable to our observatory.
(3)	Based on leases signed and commenced as of September 30, 2011 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Total abatements and free rent with respect to the office properties for leases in effect as of September 30, 2011 for the 12 months ending September 30, 2012 are $3,659,861. Total annualized base rent, net of abatements and free rent, for our office properties is $226,937,492. Annualized base rent for retail properties (including the retail space in our Manhattan office properties) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Total abatements, tenant reimbursements and free rent with respect to the retail properties (including the retail space in our Manhattan office properties) for leases in effect as of September 30, 2011 for the 12 months ending September 30, 2012 are $99,206. Total annualized base rent, net of abatements, tenant reimbursements and free rent, for our retail properties is $47,481,362. Annualized base rent data for our office and retail properties is as of September 30, 2011 and does not reflect scheduled lease expirations for the 12 months ending September 30, 2012.
(5)	Represents Annualized Base Rent under leases commenced as of September 30, 2011 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of September 30, 2011, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of September 30, 2011.
(7)	Represents the number of leases at each property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.
(8)	Includes 88,499 rentable square feet of space leased by our broadcasting tenants.
(9)	Includes 3,457 rentable square feet of space leased by Host Services of New York, a licensee of our observatory.
(10)	Denotes a ground leasehold interest in the property with a remaining term, including unilateral extension rights available to us, of approximately 39 years (expiring July 31, 2050).
(11)	First Stamford Place consists of three buildings.
(12)	This submarket is part of the Stamford, Connecticut—central business district (CBD) submarket as defined by RCG. See “Economic and Market Overview.”
(13)	This submarket is part of the South Central Stamford, Connecticut submarket as defined by RCG. See “Economic and Market Overview.”
(14)	This submarket is part of the Eastern Westchester County submarket as defined by RCG. See “Economic and Market Overview.”
(15)	This submarket is part of the White Plains, New York – CBD submarket as defined by RCG. See “Economic and Market Overview.”
(16)	No major renovation activity was undertaken at this property.

(17)	This property underwent major renovations in 2007 to coincide with the signing of a significant retail lease.
(18)	Includes 432,176 rentable square feet of retail space in our Manhattan office properties.
(19)	112-122 West 34th Street consists of two parcels having separate owners and ownership structures. The real property interests that we will acquire with respect to the parcel located at 112-120 West 34th Street consist of (i) a ground leasehold interest currently held by 112 West 34th Street Associates L.L.C., one of the affiliates of our predecessor with whom we have entered into an option agreement and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C., another affiliate of our predecessor with whom we have entered into an option agreement. The real property interests that we will acquire with respect to the parcel located at 122 West 34th Street consist of (i) a fee interest and a subleasehold interest currently held by 112 West 34th Street Associates L.L.C. and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C.

Tenant Diversification

As of September 30, 2011, our office and retail portfolios were leased to a diverse base of approximately 1,170 tenants. The following table sets forth information regarding the ten largest tenants in our portfolio based on annualized base rent as of September 30, 2011, after giving effect to the formation transactions.

Tenant	Number of Leases	Number of Properties	Lease Expiration(1)	Weighted Average Remaining Lease Term(2)	Total Leased Square Feet(3)	Percent of Portfolio Rentable Square Feet(4)	Annualized Base Rent(5)	Percent of Portfolio Annualized Base Rent(6)
LF USA(7)	6	3	Oct. 2021-Oct. 2028	15 years, 1 month	630,615	7.6%	$23,961,264	8.6%
Legg Mason	2	1	Dec. 2012; Sept. 2024	10 years, 2 months	202,661	2.4%	$8,319,687	3.0%
Thomson Reuters	5	2	Feb. 2012- Apr. 2020	7 years, 5 months	154,514	1.9%	$6,620,504	2.4%
Warnaco	3	1	Sept. 2016-Feb. 2020	5 years, 4 months	187,265	2.3%	$6,595,012	2.4%
Federal Deposit Insurance Corporation	1	1	Jan. 2020	8 years, 3 months	121,879	1.4%	$5,489,847	2.0%
Host Services of New York	1	1	May 2020	8 years, 7 months	3,457	0.0%	$4,917,272	1.8%
Coty, Inc.(8)	1	1	Jan. 2030	18 years, 4 months	92,545	1.1%	$4,580,590	1.6%
Duane Reade	2	2	Feb. 2021; May 2025	11 years, 9 months	23,134	0.3%	$3,650,000	1.3%
Odyssey Reinsurance	2	1	Jan. 2013; Sept. 2022	10 years, 8 months	104,679	1.3%	$3,488,010	1.3%
Aetna Life Insurance	2	1	Jan. 2013; Jun. 2018	2 years, 3 months	51,621	0.6%	$2,703,747	0.9%

Total	25				1,572,370	18.9%	$70,325,933	25.3%

(1)	Expiration dates are per lease and do not assume exercise of renewal or extension options. Except for the Federal Deposit Insurance Corporation lease (February 1, 2015), none of these leases contain early termination options. For tenants with more than two leases, the lease expiration is shown as a range.
(2)	Represents the weighted average lease term, based on annualized base rent.
(3)	Based on leases signed and commenced as of September 30, 2011.
(4)	Represents the percentage of rentable square feet of our office and retail portfolios in the aggregate.
(5)	Represents annualized monthly cash base rent under leases commenced as of September 30, 2011. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12.
(6)	Represents the percentage of annualized base rent of our office and retail portfolios in the aggregate.
(7)	LF USA is the US subsidiary of Li & Fung Ltd, a Hong Kong headquartered global consumer product design, development, sourcing and distribution company. Li & Fung Ltd has a market capitalization of approximately $13.8 billion as of September 30, 2011, is listed on the Hong Kong Stock Exchange and is a constituent member of the Hang Seng Index, MSCI Index, S&P/StanChart/Greater China Index, FTSEGood Index, Dow Jones Sustainability Asia Pacific Index and Hang Seng Corporate Sustainability Index Series. In January 2011, LF USA signed a lease that increased their total square footage at the Empire State Building to 482,399 square feet, of which 308,233 of the square footage has commenced as of September 30, 2011, and is reflected in the table above. LF USA also signed a lease in November 2011 (which is not reflected in the above table) for an additional 106,545 square feet that increased their total square footage at the Empire State Building to 588,944 square feet.
(8)	In May 2011, Coty’s lease was amended such that, upon commencement (expected to be in the second quarter of 2012), Coty will increase their total square footage at the Empire State Building to 194,281 square feet, representing an additional $4,272,912 of annualized base rent as of September 30, 2011, or annualized base rent per leased square foot of $42.00 as of September 30, 2011.

Lease Distribution

The following table sets forth information relating to the distribution of leases in our portfolio, based on net rentable square feet under lease as of September 30, 2011.

Manhattan Office Properties(1)

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	1,130,188	13.6%	—	—
2,500 or less	537	45.4%	638,041	7.7%	$25,828,578	9.3%
2,501 - 10,000	316	26.7%	1,431,782	17.2%	$56,643,235	20.4%
10,001 - 20,000	44	3.7%	590,663	7.1%	$22,179,358	8.0%
20,001 - 40,000	23	2.0%	623,995	7.5%	$22,431,871	8.1%
40,001 - 100,000	7	0.6%	440,423	5.3%	$14,836,240	5.3%
Greater than 100,000	4	0.3%	761,485	9.2%	$29,086,533	10.4%
Signed leases not commenced	10	0.9%	220,153	2.6%	—	—

Manhattan Office Properties Total	941	79.6%	5,836,730	70.2%	$171,005,815	61.5%

Greater New York Metropolitan Area Office Properties

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	174,616	2.1%	—	—
2,500 or less	19	1.6%	26,693	0.3%	$1,125,164	0.4%
2,501 - 10,000	76	6.4%	383,374	4.6%	$12,948,190	4.6%
10,001 - 20,000	19	1.6%	264,733	3.2%	$9,270,625	3.3%
20,001 - 40,000	14	1.2%	371,139	4.5%	$14,339,621	5.2%
40,001 - 100,000	6	0.5%	348,049	4.2%	$12,228,792	4.4%
Greater than 100,000	2	0.2%	251,868	3.0%	$9,679,146	3.5%
Signed leases not commenced	2	0.2%	18,706	0.2%	—	—

Greater New York Metropolitan Area Office Properties Total	138	11.7%	1,839,178	22.1%	$59,591,538	21.4%

Retail Properties(6)

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	82,459	1.0%	—	—
2,500 or less	50	4.2%	45,831	0.6%	$6,317,044	2.3%
2,501 - 10,000	36	3.0%	165,886	2.0%	$23,355,209	8.4%
10,001 - 20,000	10	0.9%	145,102	1.7%	$10,162,209	3.6%
20,001 - 40,000	5	0.4%	143,848	1.7%	$6,965,732	2.5%
40,001 - 100,000	1	0.1%	48,377	0.6%	$780,375	0.3%
Greater than 100,000	—	—	—	—	—	—
Signed leases not commenced	1	0.1%	5,125	0.1%	—	—

Retail Properties Total	103	8.7%	636,628	7.7%	$47,580,569	17.1%

(1)	Excludes (i) retail space in our Manhattan office properties and (ii) the Empire State Building broadcasting licenses and observatory operations.
(2)	If a lease has two different expiration dates, it is considered to be two leases (for purpose of lease count and square footage).
(3)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 133,299 square feet of space across our portfolio attributable to building management use and tenant amenities and (ii) 71,934 square feet of space attributable to our observatory.
(4)	Represents annualized cash base rent under leases commenced as of September 30, 2011. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12.
(5)	Represents the percentage of annualized base rent of our office and retail portfolios in the aggregate.
(6)	Includes an aggregate of 432,176 rentable square feet of retail space in our Manhattan office properties. Our Manhattan office properties include 75 retail leases representing $34,433,504 in annualized base rent. Excludes the Empire State Building broadcasting licenses and observatory operations.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations for leases in place as of September 30, 2011 plus available space, for the three months ending December 31, 2011 and for each of the ten full calendar years beginning with the year ending December 31, 2012 at the properties in our portfolio. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

Manhattan Office Properties(1)

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	1,130,188	13.6%	—	—	—
Signed leases not commenced	10	220,153	2.7%	—	—	—
Month-to-month leases	9	24,033	0.3%	$945,290	0.3%	$39.33
2011 (October 1, 2011 to December 31, 2011)	45	136,485	1.6%	$4,588,603	1.6%	$33.62
2012	186	502,303	6.0%	$17,118,543	6.2%	$34.08
2013	175	469,383	5.7%	$16,967,943	6.1%	$36.15
2014	149	393,698	4.7%	$14,881,616	5.3%	$37.80
2015	140	505,974	6.1%	$18,863,945	6.8%	$37.28
2016	50	389,615	4.7%	$13,589,766	4.9%	$34.88
2017	33	125,494	1.5%	$5,452,562	2.0%	$43.45
2018	51	293,934	3.5%	$12,998,724	4.7%	$44.22
2019	16	165,830	2.0%	$6,087,901	2.2%	$36.71
2020	33	382,693	4.6%	$15,167,411	5.5%	$39.63
2021	20	273,526	3.3%	$10,691,164	3.8%	$39.09
Thereafter	24	823,421	9.9%	$33,652,346	12.1%	$40.87

Total/Weighted Average	941	5,836,730	70.2%	$171,005,814	61.5%	$38.12

Greater New York Metropolitan Area Office Properties

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	174,616	2.1%	—	—	—
Signed leases not commenced	2	18,706	0.2%	—	—	—
Month-to-month leases	—	—	—	—	—	—
2011 (October 1, 2011 to December 31, 2011)	7	34,733	0.4%	$1,344,796	0.5%	$38.72
2012	15	120,627	1.4%	$4,715,065	1.7%	$39.09
2013	20	117,737	1.4%	$4,314,923	1.5%	$36.65
2014	12	39,084	0.5%	$1,482,888	0.5%	$37.94
2015	21	124,574	1.5%	$4,328,793	1.6%	$34.75
2016	14	88,647	1.1%	$2,809,335	1.0%	$31.69
2017	8	112,907	1.4%	$4,227,930	1.5%	$37.45
2018	10	155,044	1.9%	$5,887,477	2.1%	$37.97
2019	8	234,463	2.8%	$7,454,510	2.7%	$31.79
2020	7	134,894	1.6%	$4,908,992	1.8%	$36.39
2021	6	99,365	1.2%	$3,779,739	1.4%	$38.04
Thereafter	8	383,781	4.6%	$14,337,090	5.1%	$37.36

Total/Weighted Average	138	1,839,178	22.1%	$59,591,538	21.4%	$36.21

Retail Properties(6)

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	82,459	1.0%	—	—	—
Signed leases not commenced	1	5,125	0.1%	—	—	—
Month-to-month leases	3	4,025	0.1%	$474,960	0.2%	$118.00
2011 (October 1, 2011 to December 31, 2011)	1	466	0.0%	$32,620	0.0%	$70.00
2012	17	68,010	0.8%	$4,292,811	1.6%	$63.12
2013	13	41,883	0.5%	$4,782,147	1.7%	$114.18
2014	2	4,886	0.1%	$334,187	0.1%	$68.40
2015	7	27,539	0.3%	$2,571,104	0.9%	$93.36
2016	8	82,644	1.0%	$2,596,667	0.9%	$31.42
2017	6	46,449	0.6%	$3,849,416	1.4%	$82.87
2018	5	25,702	0.3%	$1,581,202	0.6%	$61.52
2019	7	27,748	0.3%	$2,566,126	0.9%	$92.48
2020	12	65,047	0.8%	$9,839,839	3.5%	$151.27
2021	7	34,898	0.4%	$4,728,205	1.7%	$135.49
Thereafter	14	119,747	1.4%	$9,931,285	3.6%	$82.94

Total/Weighted Average	103	636,628	7.7%	$47,580,569	17.1%	$86.66

(1)	Excludes (i) retail space in our Manhattan office properties and (ii) the Empire State Building broadcasting licenses and observatory operations.
(2)	If a lease has two different expiration dates, it is considered to be two leases (for the purposes of lease count and square footage).
(3)	Office property measurements are based on Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 133,299 rentable square feet across our portfolio attributable to building management use and tenant amenities and (ii) 71,934 square feet of space attributable to our observatory.
(4)	Represents annualized cash base rent under leases commenced as of September 30, 2011. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12.
(5)	Represents the percentage of annualized base rent of our office and retail portfolios in the aggregate.
(6)	Includes an aggregate of 432,176 rentable square feet of retail space in our Manhattan office properties. Our Manhattan office properties include 75 retail leases representing $34,433,504 in annualized base rent. Excludes the Empire State Building broadcasting licenses and observatory operations.

Tenant Improvement Costs and Leasing Commissions

The following table sets forth certain information regarding tenant improvement costs and leasing commissions for tenants at the office and retail properties in our portfolio for the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2011.

Office Properties(1)	Nine Months Ended September 30, 2011				Total/ Weighted Average January 1, 2008 to September 30, 2011
		Year Ended December 31,
		2010	2009	2008
New Leases
Number of leases signed	54	98	87	103	342
Total Square Feet	644,230	361,081	577,373	538,088	2,120,772
Leasing commission costs(2)	$13,445,128	$4,466,974	$7,963,454	$9,957,836	$35,833,392
Tenant improvement costs(2)	$33,977,233	$17,071,670	$30,114,200	$19,715,503	$100,878,606
Total leasing commissions and tenant improvement costs(2)	$47,422,360	$21,538,644	$38,077,654	$29,673,339	$136,711,997
Leasing commission costs per square foot(2)	$20.87	$12.37	$13.79	$18.51	$16.90
Tenant improvement costs per square foot(2)	$52.74	$47.28	$52.16	$36.64	$47.57
Total leasing commissions and tenant improvement costs per square foot(2)	$73.61	$59.65	$65.95	$55.15	$64.46

Renewals
Number of leases signed	131	214	165	126	636
Total Square Feet	532,837	750,140	459,687	273,814	2,016,478
Leasing commission costs(2)	$7,802,976	$6,945,091	$3,994,736	$1,735,972	$20,478,775
Tenant improvement costs(2)	$13,345,090	$18,421,887	$9,041,187	$2,997,500	$43,805,664
Total leasing commissions and tenant improvement costs(2)	$21,148,167	$25,366,978	$13,035,923	$4,733,471	$64,284,439
Leasing commission costs per square foot(2)	$14.64	$9.26	$8.69	$6.34	$10.16
Tenant improvement costs per square foot(2)	$25.05	$24.56	$19.67	$10.95	$21.72
Total leasing commissions and tenant improvement costs per square foot(2)	$39.69	$33.82	$28.36	$17.29	$31.88

Total New Leases and Renewals
Number of leases signed	185	312	252	229	978
Total Square Feet	1,177,067	1,111,221	1,037,060	811,902	4,137,250
Leasing commission costs(2)	$21,248,104	$11,412,065	$11,958,190	$11,693,808	$56,312,167
Tenant improvement costs(2)	$47,322,323	$35,493,556	$39,155,388	$22,713,002	$144,684,270
Total leasing commissions and tenant improvement costs(2)	$68,570,427	$46,905,621	$51,113,578	$34,406,810	$200,996,436
Leasing commission costs per square foot(2)	$18.05	$10.27	$11.53	$14.40	$13.61
Tenant improvement costs per square foot(2)	$40.20	$31.94	$37.76	$27.98	$34.97
Total leasing commissions and tenant improvement costs per square foot(2)	$58.26	$42.21	$49.29	$42.38	$48.58

Retail Properties(3)

New Leases
Number of leases signed	6	5	12	4	27
Total Square Feet	17,763	33,085	34,486	9,943	95,277
Leasing commission costs(2)	$801,727	$1,028,094	$2,697,960	$1,517,611	$6,045,392
Tenant improvement costs(2)	$212,088	$760,650	$255,456	$—	$1,228,194
Total leasing commissions and tenant improvement costs(2)	$1,013,815	$1,788,744	$2,953,416	$1,517,611	$7,273,586
Leasing commission costs per square foot(2)	$45.13	$31.07	$78.23	$152.63	$63.45
Tenant improvement costs per square foot(2)	$11.94	$22.99	$7.41	$0.00	$12.89
Total leasing commissions and tenant improvement costs per square foot(2)	$57.07	$54.07	$85.64	$152.63	$76.34

Renewals
Number of leases signed	8	16	11	3	38
Total Square Feet	28,206	52,864	74,494	3,516	159,080

Retail Properties(3)	Nine Months Ended September 30, 2011	Year Ended December 31,			Total/ Weighted Average January 1, 2008 to September 30, 2011
		2010	2009	2008
Leasing commission costs(2)	$998,370	$1,638,077	$305,467	$40,330	$2,982,234
Tenant improvement costs(2)	—	—	—	—	—
Total leasing commissions and tenant improvement costs(2)	$998,370	$1,638,077	$305,457	$40,330	$2,982,234
Leasing commission costs per square foot(2)	$35.40	$30.99	$4.10	$11.47	$18.75
Tenant improvement costs per square foot(2)	—	—	—	—	—
Total leasing commissions and tenant improvement costs per square foot(2)	$35.40	$30.99	$4.10	$11.47	$18.75

Total New Leases and Renewals
Number of leases signed	14	21	23	7	65
Total Square Feet	45,969	85,949	108,980	13,459	254,357
Leasing commission costs(2)	$1,800,097	$2,666,171	$3,003,417	$1,557,941	$9,027,627
Tenant improvement costs(2)	$212,088	$760,650	$255,456	$—	$1,228,194
Total leasing commissions and tenant improvement costs(2)	$2,012,186	$3,426,821	$3,258,873	$1,557,941	$10,255,821
Leasing commission costs per square foot(2)	$39.16	$31.02	$27.56	$115.75	$35.49
Tenant improvement costs per square foot(2)	$4.61	$8.85	$2.34	$—	$4.83
Total leasing commissions and tenant improvement costs per square foot(2)	$43.77	$39.87	$29.90	$115.75	$40.32

(1)	Excludes an aggregate of 432,176 rentable square feet of retail space in our Manhattan office properties. Includes the Empire State Building broadcasting licenses and observatory operations.
(2)	Presents all tenant improvement and leasing commission costs as if they were incurred in the period in which the lease was signed, which may be different than the period in which they were actually paid.
(3)	Includes an aggregate of 432,176 rentable square feet of retail space in our Manhattan office properties. Excludes the Empire State Building broadcasting licenses and observatory operations.

Historical Capital Expenditures

The following table sets forth certain information regarding historical capital expenditures at the properties in our office and retail portfolios for the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2011. Historically we have not tracked expenditures as either recurring or non-recurring and we believe a substantial amount of these capital expenditures during the periods presented would be considered to be non-recurring due to the extensive amount of capital spent on renovation, repositioning and deferred maintenance at our Manhattan office properties at the time we began our renovation and repositioning program.

	Nine Months Ended September 30, 2011	Year Ended December 31,			Weighted Average January 1, 2008 to September 30, 2011
		2010	2009	2008
Manhattan Office Properties(1)	$18,770,372	$44,352,027	$54,509,278	$54,925,514	$44,790,380

Greater New York Metropolitan Area Office Properties	1,329,888	2,149,395	2,622,885	2,975,556	2,333,273

Standalone Retail Properties	91,796	228,439	89,034	130,901	137,954

Portfolio Total(2)	$20,192,056	$46,729,861	$57,221,197	$58,031,971	$47,261,607

(1)	Includes an aggregate of 432,176 rentable square feet of retail space in our Manhattan office properties.
(2)	Includes all capital expenditures, excluding tenant improvement and leasing commission costs, primarily due to the renovation and repositioning program conducted at our Manhattan office properties.

Description of Our Properties

Each of the Empire State Building and One Grand Central Place accounts for more than 10% of our total assets based on book value, or more than 10% of our gross revenues, as of September 30, 2011 and for the year ended December 31, 2010. Our other properties described below each account for less than 10% of our total assets based on book value and less than 10% of our gross revenues as of September 30, 2011 and for the year ended December 31, 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering” for a description of our indebtedness to be outstanding after completion of this offering.

The Empire State Building, New York, New York

Our predecessor acquired a master operating leasehold interest in the Empire State Building, the world’s most famous office building, through a public partnership in 1961 and acquired the fee title to this property in 2002. Our predecessor removed the prior managing and leasing agent and gained day-to-day management of the property in August 2006. The building comprises premier office space, a concourse, lower lobby, two observatories, broadcasting facilities and ground-floor retail space. It occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th street corridor in midtown Manhattan, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. The Empire State Building was built in 1931. The 102-story building comprises 2,675,779 rentable square feet of office space and 163,655 rentable square feet of retail space (including our observatory and broadcasting operations) and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a visitor reception desk, bank equipped with an ATM, FedEx/Kinko’s, Starbucks, upscale cocktail lounge and a variety of specialty stores and eat-in or take-out dining facilities within the retail arcade. As part of our effort to increase the quality of our tenants, since 2007 we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; the Federal Deposit Insurance Corporation; Host Services of New York, a leader in creating dining and shopping concessions for travel venues; Coty, Inc., a leading global fragrance and beauty company; and Walgreen Eastern Co., a New York City-based pharmacy. Other tenants include Funaro & Co., an accounting services firm; LinkedIn Corporation, an online professional network; Noven Pharmaceuticals, Inc., a specialty pharmaceutical company; People’s Daily Online USA, an online Chinese newspaper; Taylor Global, Inc., a public relations firm; Turkish Airlines, the national flag carrier of Turkey; and World Monuments Fund, a not-for-profit organization dedicated to preserving and protecting endangered ancient and historic sites around the world.

The Empire State Building offers panoramic views of New York and neighboring states from its world-famous 86th and 102nd floor observatories that draw millions of visitors per year. For the years ended December 31, 2007 through December 31, 2010, the number of visitors to the observatories was approximately 3.67 million, 4.03 million, 3.75 million and 4.03 million, respectively, and the number of visitors to the observatories was 3.06 million for the nine months ended September 30, 2011. For the years ended December 31, 2007 through December 31, 2010, we increased the average ticket revenue per admission from $15.47 to $17.37, and as of September 30, 2011, the average ticket revenue per admission was $18.61. The 86th floor observatory has a 360-degree outdoor deck as well as indoor viewing galleries to accommodate guests day and night, all year-round. The 102nd floor observatory is entirely indoors and offers a 360-degree view of New York City from 1,250 feet above ground. Observatory visitors enter the building via its main entrance on Fifth Avenue. Visitors proceed directly up dedicated escalators to the second floor and through security to purchase various ticket options at the cashier or to retrieve tickets purchased online at our ticket kiosks. While waiting to gain access to the elevators, guests are entertained by a multi-media exhibit on sustainability and energy efficiency, which may be accessed in eight languages and is designed to inform and inspire our visitors. Also on the second floor, guests may purchase multilingual audio tours and viewer maps from our licensee and be photographed by our licensee. There is a separately ticketed and independently owned and operated tour simulator under lease operating under the name NY Skyride. Visitors then proceed to one of six elevators to the 80th floor, where they are entertained by an exhibit operated by the NY skyscraper museum, “The Race to the Top,” which chronicles the construction of the building. They then have the opportunity to take one of two elevators or to walk up the stairs to the 86th floor observatory, which offers indoor and outdoor viewing areas. From the 86th floor, guests who have purchased an additional ticket may take an elevator to our fully enclosed 102nd floor observatory. Visitors then return first to the 86th floor and then to the 80th floor where they must exit through Empire: The Store, the official Empire State Building souvenir shop operated by our licensee HMS Host. Finally, they take the elevator to the second floor where they have the opportunity to purchase their photograph and ride one of two dedicated escalators to the lobby at the main entrance on Fifth Avenue, where they exit the building; by the end of 2012, they will also have the opportunity to exit through our tenant Walgreens, which will shortly expand its ground floor retail space to the 2nd floor with direct frontage to the observatories’ exit path. We generated approximately $62.9 million and $78.9 million in revenue from our observatory operations for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively.

Our observatory business is subject to tourism trends and weather, and therefore does experience some seasonality. Over the past ten years, the number of visitors to the observatory, on average, has been slightly higher in the third quarter and slightly lower in the first quarter of each year. The Empire State Building’s observatory has maintained stable performance levels over the past ten years, despite changing competitive dynamics and economic conditions. Total revenue and operating income from the observatory’s operations have exhibited positive growth in all but two years from 2001 to 2010 (2001 and 2009), representing a compound annual growth rate for total revenue and operating income (including concessions revenue) of 11.6% and 11.5%, respectively. In addition, the average ticket revenue per admission has increased for each of the 11 years from 2000 to 2010 at a compound annual growth rate of 9.9% and the growth rate during each of those years, on a year over year basis, has never been negative. In the year ended December 31, 2010, the observatory experienced record admissions of over 4.03 million visitors and approximately $78.9 million of total revenue. The observatory has demonstrated strong performance despite competitive pressures as total revenue and operating income (including concessions revenue) increased by over 25.0% in 2005 and over 11.0% in 2006, despite the opening of the Top of the Rock observation deck at Rockefeller Center in November 2005. The Empire State Building’s observatory has also fared well during the recent recession. Despite a 7.0% decrease in the number of visitors as compared to 2008, 2009 admissions were still 2.0% higher than 2007 and the average ticket revenue per admission increased by 6.9% over 2008’s record level.

In addition to being a top New York City tourist attraction, the Empire State Building is also the center of the New York Tri-State region’s broadcasting operations. During the nine months ended September 30, 2011 and the year ended December 31, 2010, our broadcasting licenses and related leased space generated approximately $11.8 million and $16.1 million, respectively. Various entities transmit from our building setbacks and surfaces and our broadcasting mast which rises 230 feet from the ceiling deck of the 103rd floor. Over 150 antennae provide a variety of point-to-point radio and data communications services and support delivery of broadcasting signals to cable and satellite systems and directly to television and radio receivers. As of September 30, 2011, 16 television broadcasters and 19 radio broadcasters were licensed to use our broadcasting facilities and served the greater New York metropolitan designated market area, which includes New York, New Jersey and Connecticut. As of September 30, 2011, we leased approximately 88,499 square feet to broadcasting tenants in the aggregate. Tenants that utilize our broadcasting services receive the right to use the broadcasting facilities and also to lease transmitter space in the Empire State Building. In addition, the broadcasting licenses and related leased space are long-term and require that tenants pay substantially all maintenance expenses. The average remaining term of such license fees is approximately 7.5 years. Our broadcasting tenants, based on annualized broadcasting revenue, include, among others, FOX, CBS, ABC, NBC and WPIX, as well as many of the major radio stations in Manhattan and the greater New York metropolitan area.

We also license the trademarked Empire State Building name and image for movies, television, promotional and advertising purposes and offer portions of the building for rent for private events. The primary benefit of such arrangements is the opportunity to build Empire State Building brand awareness through co-branding with well-respected brands and causes. We also enter into agreements through our Empire State Building Lighting Partner program, which give selected applicants the privilege of choosing a lighting scheme for our tower on a certain date in exchange for publicity and attention through their organization’s networks. The Empire State Building has an extensive social media presence including a highly-visited website (on which we control ticket sales to the observatories and offer a growing range of tourist-related attraction sales), Facebook page and Twitter account.

The building and certain aspects of its interior are designated landmarks of the New York City Landmarks Preservation Committee. The building was designated as a National Historic Landmark in 1986. In a national survey conducted in 2007, it was rated number one above the White House and the Washington Monument on the List of America’s Favorite Architecture according to the American Institute of Architects. The Empire State Building is an Energy Star building and has been awarded LEED EBOM-Gold certification. The Empire State Building’s energy retrofit program will result in significant energy cost savings annually and significant expense savings for our tenants, which we believe has enhanced its desirability to prospective tenants. We recently entered into a two-year contract to purchase wind power to provide 100% of the Empire State Building’s energy. The Empire State Building is the recipient of numerous awards. The Building Owners and Managers Association of Greater New York, Inc., or BOMA, and BOMA Mid-Atlantic Region named the Empire State Building as the 2011 Regional TOBY award Winner for Middle Atlantic Regional Outstanding Building of the Year and as the 2009-2010 Pinnacle Award winner for the Historical Building of the Year, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.” Additionally, in 2010, the Empire State Building won the MASterworks Best Restoration award from the Municipal Arts Society for the restoration of a historically significant commercial, residential or institutional building and/or publicly accessible lobby; the National Trust for Historic Preservation National Preservation Honor Award recognizing “the efforts of individuals, nonprofit organizations, public agencies and corporations whose skill and determination have given new meaning to their communities through preservation;” the Preservation League of New York State Project’s Excellence in Historic Preservation Award celebrating “the outstanding leadership of public officials and individuals in the field of preservation;” and the New York Landmarks and Conservancy’s Lucy G. Moses Preservation Award for outstanding preservation efforts. Prior to 2010, the Sustainable Buildings Industry Council awarded the Empire State Building the 2009 Beyond Green High Performance Building Award recognizing “the exceptional contributions its members make to sustainability across the United States.”

Since we gained day-to-day management of the Empire State Building in August 2006, we have invested a total of approximately $123.0 million through our restoration and renovation program at the property through September 30, 2011. We currently estimate that between $190.0 million and $230.0 million of additional capital is needed to complete this renovation program, which we expect to complete substantially in 2016. These estimates are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate 2nd floor observatory ticketing area	x
Renovate 86th floor observatory	x
Observatory exhibits	x
Energy efficiency retrofits including — building automated controls — chiller plant retrofit — window retrofits — radiator barriers	x x x x
Renovate 102nd floor observatory		x
Renovate and provide cooling to public corridors		x
Renovate public bathrooms		x
Elevator modernization		x
Elevator shaft wall repairs		x
Exterior waterproofing and roofs		x
Additional electrical power and distribution		x
Building wide sprinklers to comply with Local Law 26		x
Future energy efficiency retrofits including new air handling units, heat exchangers, steam turbine retrofits		x
Temporary exterior construction hoist		x
New tenants-only conference center			x
New tenants-only fitness center			x
Tower lighting replacement			x
Additional observatory exhibit			x
Security system enhancements			x

The observatory and broadcasting businesses at the Empire State Building are subject to competition from existing observatories and broadcasting space and others that may be constructed in the future. In addition, competition from observatory and broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from our broadcasting and observatory operations. Our broadcast television and radio licensees face competition from advances in technologies and alternative methods of content delivery in their respective industries, as well as from changes in consumer behavior driven by new technologies and methods of content delivery, which may reduce the demand for over-the-air broadcast licenses in the future. New government regulations affecting broadcasters, including the implementation of the FCC’s National Broadband Plan, or the Plan, might also affect our results of operations by reducing the demand for broadcast licenses.

Empire State Building Primary Tenants

The following table summarizes information regarding the primary tenants of the Empire State Building as of September 30, 2011:

Tenant	Principle Nature of Business	Lease Expiration	Date of Earliest Termination Option	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annualized Base Rent	Annualized Base Rent Per Square Foot
LF USA(3).	Fashion	Oct. 2028	—	1 x 7 years or 2 x 5 years	308,233	10.8%	$12,021,087	15.6%	$39.00
Federal Deposit Insurance Corporation	Government	Jan. 2020	2/1/2015	1 x 5 years	121,879	4.3%	$5,489,847	7.1%	$45.04
Host Services of New York	Retail store	May 2020	—	—	3,457	0.1%	$4,917,272	6.4%	$1,422.41
Coty, Inc.(4)	Cosmetics	Jan. 2030	—	1 x 5 years	92,545	3.3%	$4,580,590	5.9%	$49.50
Walgreen Eastern Co.	Retail store	—(5)	—	—	25,688	0.9%	$1,470,000	1.9%	$57.23
LinkedIn	Internet Networking business	May 2018	6/1/2016	—	31,742	1.1%	$1,237,938	1.6%	$39.00
Skanska USA Building	Engineering	Mar. 2024	—	1 x 5 years	25,057	0.9%	$1,219,550	1.6%	$48.67
Manhattan Professional Group	Tax professionals	Aug. 2026	—	—	25,611	0.9%	$1,180,264	1.5%	$46.08
Bank of America	Bank	Apr. 2015	—	1 x 5 years	14,234	0.5%	$1,152,577	1.5%	$80.97
Taylor Global	Public relations	Jul. 2018	—	—	25,744	0.9%	$1,119,105	1.5%	$43.47

Total/Weighted Average					674,190	23.7%	$34,388,230	44.6%	$51.01

(1)	Excludes (i) 52,382 rentable square feet attributable to building management use and tenant amenities and (ii) 71,934 square feet of space attributable to our observatory.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Total abatements and free rent with respect to leases in effect as of September 30, 2011 for the 12 months ending September 30, 2012 are $3,084,144. Total annualized base rent, net of abatements and free rent is $73,940,478.
(3)	In January 2011, LF USA signed a lease that increased their total square footage at the Empire State Building to 482,399 square feet, representing an additional $18,813,561 of annualized based rent, or annualized base rent per square foot of $39.00. 308,233 of this square footage has commenced as of September 30, 2011. LF USA also signed a lease in November 2011 (which is not reflected in the above table) for an additional 106,545 square feet that increased their total square footage at the Empire State Building to 588,944 square feet.
(4)	In May 2011, Coty’s lease was amended such that, upon commencement (expected to be in the second quarter of 2012), Coty will increase their total square footage at the Empire State Building to 194,281 square feet, representing an additional $4,272,912 of annualized base rent as of September 30, 2011, or annualized base rent per leased square foot of $42.00 as of September 30, 2011.
(5)	The lease will expire 15 years and four months following substantial completion of certain expansion space pursuant to the First Lease Modification and Extension Agreement, as of August 15, 2011, between Empire State Building Company L.L.C. and Walgreen Eastern Co., Inc.

Empire State Building Lease Expirations

The following table sets forth the lease expirations for leases in place at the Empire State Building as of September 30, 2011 for the three months ending December 31, 2011 and for each of the ten full calendar years beginning with the year ending December 31, 2012 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of September 30, 2011, the weighted average remaining lease term for the property was eight years and four months.

Year of Lease Expiration(1)	Number of Leases Expiring	Square Footage of Leases Expiring(2)	Percent of Property Square Feet	Annualized Base Rent(3)	Percent of Property Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot
Available	—	706,018	24.9%	—	—	—
Signed leases not commenced	—	186,182	6.5%	—	—	—
Month-to-month leases	1	1,887	0.1%	$18,450	0.0%	$9.78
2011 (October 1, 2011 to December 31, 2011)	16	54,085	1.9%	$1,670,494	2.2%	$30.89
2012	60	244,220	8.6%	$7,234,697	9.4%	$29.62
2013	50	215,569	7.6%	$5,640,261	7.3%	$26.16
2014	39	143,772	5.1%	$4,462,817	5.8%	$31.04
2015	30	156,276	5.5%	$6,280,314	8.2%	$40.19
2016	16	94,174	3.3%	$3,025,801	3.9%	$32.13
2017	13	35,982	1.3%	$1,504,922	2.0%	$41.82
2018	26	142,416	5.0%	$5,746,967	7.5%	$40.35
2019	8	45,698	1.6%	$2,703,989	3.5%	$59.17
2020	20	231,162	8.1%	$14,441,823	18.7%	$62.47
2021	10	66,391	2.3%	$2,701,243	3.5%	$40.69
Thereafter	17	515,602	18.2%	$21,592,844	28.0%	$41.88

Total/Weighted Average	306	2,839,434	100.0%	$77,024,622	100.0%	$39.56

(1)	Excludes broadcasting licenses and observatory operations.
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 52,382 rentable square feet attributable to building management use and tenant amenities and (ii) 71,934 square feet of space attributable to our observatory.
(3)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Total abatements and free rent with respect to leases in effect as of September 30, 2011 for the 12 months ending September 30, 2012 are $3,084,144. Total annualized base rent, net of abatements and free rent is $73,940,478.
(4)	Represents the percentage of annualized base rent of office and ground-floor retail leases at the Empire State Building.

Empire State Building Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for the Empire State Building as of the dates indicated below:

Date	Percentage Leased(1),(2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
September 30, 2011	68.6%	$39.56	$39.40
December 31, 2010	66.2%	$35.68	$35.04
December 31, 2009	68.5%	$34.95	$34.10
December 31, 2008	69.0%	$32.41	$31.82
December 31, 2007	70.2%	$27.96	$27.29
December 31, 2006	75.6%	$27.10	$26.60

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	As part of our effort to increase the credit quality of our tenants, we have been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As a result, percent leased has decreased from December 31, 2006 through September 30, 2011.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

The Empire State Building and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for the Empire State Building is $101.52 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2010 and 2009 were $27,664,886 and $24,785,578, respectively. In the opinion of our management, the Empire State Building is adequately covered by insurance.

One Grand Central Place, New York, New York

Our predecessor made a convertible mortgage on One Grand Central Place in 1954 through a public partnership and subsequently acquired fee title to the property in 1958. Our predecessor removed the prior managing and leasing agent and gained day-to-day management of the property in November 2002. The building comprises premier office space and lower-level and ground-floor retail space. It is located on 42nd Street, between Park and Madison Avenues, directly across the street from Grand Central Terminal, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. One Grand Central Place was built in 1930. The 55-story building comprises 1,157,911 rentable square feet of office space and 68,343 rentable square feet of retail space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation includes numerous subway lines and bus routes; Grand Central Terminal; and the Times Square Shuttle. In-building services and amenities include on-site building management office; 24/7 attended lobby; a multi-media conference center; messenger center for the exclusive use of building tenants; a visitor center for convenient and efficient access for building visitors; bank, newsstand and dining facilities; and additional conveniences in the building’s retail arcade. As part of our effort to increase the quality of our tenants, we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. We have implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of September 30, 2011, the building’s five largest third-party tenants based on annualized base rent were JP Morgan Chase Bank, a global financial services firm; Pipeline Financial Group, Inc., an operator of institutional electronic brokerages in the United States and Europe; Bank of America, N.A., a global financial services firm; Charles Schwab & Co., Inc., a retail brokerage service provider; and Schoeman, Updike & Kaufman LLP, a New York and Chicago-based law firm.

One Grand Central Place was the recipient of the BOMA 2010 Pinnacle Award for the Operating Building of the Year, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness,” and in 2007, BOMA named One Grand Central Place as the Pinnacle Award winner for the Historical Building of the Year award, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.”

Since we gained day-to-day management of One Grand Central Place in November 2002, we have invested approximately $27.0 million through our restoration and renovation program at the property through September 30, 2011. We expect to complete our renovation program by 2013. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate and provide cooling to public corridors	x
Renovate public bathrooms	x
New windows	x
Elevator modernization	x
New tenants only conference center	x
Visitors center	x
Roof replacements	x
Restore façade	x
Replace fire alarm system	x
Additional roof replacements		x
Building wide sprinklers to comply with Local Law 26		x
Upgrade finishes in public corridors			x
Additional bathrooms to be upgraded			x
Cooling tower			x
Energy efficiency retrofits			x

One Grand Central Place is subject to competition from a large number of other existing office properties and new office properties that may be constructed in the future.

One Grand Central Place Primary Tenants

The following table summarizes information regarding the primary tenants of One Grand Central Place as of September 30, 2011:

Tenant	Principle Nature of Business	Lease Expiration	Date of Earliest Termination Option	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annual- ized Rent	Annual- ized Base Rent per Leased Square Foot
JP Morgan Chase Bank	Bank	Sept. 2013	—	—	18,683	1.5%	$1,465,315	3.1%	$78.43
Pipeline Financial Group, Inc.	Network solutions for block trading	Oct. 2018	—	—	24,965	2.0%	$1,348,110	2.9%	$54.00
Bank of America, N.A.	Bank	Apr. 2017	—	1 x 5 years	14,127	1.1%	$1,325,000	2.8%	$93.79
Charles Schwab & Co., Inc.	Retail broker	May 2021	—	1 x 5 years	10,702	0.9%	$1,287,300	2.7%	$120.29
Schoeman, Updike & Kaufman, LLP	Law firm	Oct. 2012	—	—	24,493	2.0%	$1,071,417	2.3%	$43.74
Pine Brook Road Partners, LLC	Private equity firm	Sept. 2021	1/1/2015	1 x 5 years	17,825	1.5%	$937,376	2.0%	$52.59
Sunbelt Beverage Co., LLC	Wine & spirits wholesaler	Aug. 2023	—	—	21,498	1.8%	$924,414	2.0%	$43.00
Haver Analytics, Inc.	Economic & financial database	Apr. 2018	—	—	12,041	1.0%	$818,788	1.7%	$68.00
Special Funds Conservation	Defends special disability fund & workers’ comp cases	Apr. 2021	—	1 x 5 years	17,614	1.4%	$704,560	1.5%	$40.00
Gibbs & Soell, Inc.	Public relations	Nov. 2019	—	1 x 5 years	12,724	1.0%	$699,820	1.5%	$55.00

Total/Weighted Average					174,672	14.2%	$10,582,099	22.5%	$60.58

(1)	Excludes 31,295 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2010, by (ii) 12. Total abatements and free rent with respect to leases in effect as of September 30, 2011 for the 12 months ending September 30, 2012 are $267,059. Total annualized base rent, net of abatements and free rent is $46,790,257.

One Grand Central Place Lease Expirations

The following table sets forth the lease expirations for leases in place at One Grand Central Place as of September 30, 2011 for the three months ending December 31, 2011 and for each of the ten full calendar years beginning with the year ending December 31, 2012 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of September 30, 2011, the weighted average remaining lease term for the property was four years, seven months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring(1)	Percent of Property Square Feet	Annualized Base Rent(2)	Percent of Property Annualized Rent(3)	Annualized Base Rent per Leased Square Foot
Available	—	219,118	17.9%	—	—	—
Signed leases not commenced	6	24,212	2.0%	—	—	—
Month-to-month leases	9	22,381	1.8%	$1,252,412	2.6%	$55.96
2011 (October 1, 2011 to December 31, 2011)	20	49,586	4.0%	$1,829,258	3.9%	$36.89
2012	68	161,619	13.2%	$6,727,715	14.3%	$41.63
2013	69	135,649	11.1%	$6,996,652	14.9%	$51.58
2014	51	108,016	8.8%	$4,984,373	10.6%	$46.14
2015	47	136,227	11.1%	$5,803,230	12.3%	$42.60
2016	12	38,907	3.2%	$1,673,787	3.5%	$43.02
2017	14	64,602	5.3%	$3,708,429	7.9%	$57.40
2018	8	53,169	4.3%	$2,952,856	6.3%	$55.54
2019	5	38,892	3.2%	$1,828,296	3.9%	$47.01
2020	9	42,634	3.5%	$2,106,626	4.5%	$49.41
2021	9	81,620	6.7%	$4,788,678	10.2%	$58.67
Thereafter	4	49,622	3.9%	$2,405,005	5.1%	$48.47

Total/Weighted Average	331	1,226,254	100.0%	$47,057,316	100.0%	$47.87

(1)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes 31,295 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2011 for leases commenced as of September 30, 2011, by (ii) 12. Total abatements and free rent with respect to leases in effect as of September 30, 2011 for the 12 months ending September 30, 2012 are $267,059. Total annualized base rent, net of abatements and free rent is $46,790,257.
(3)	Represents the percentage of annualized base rent of office and ground-floor retail leases at One Grand Central Place.

One Grand Central Place Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for One Grand Central Place as of the dates indicated below:

Date	Percentage Leased(1), (2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
September 30, 2011	80.2%	$47.87	$47.43
December 31, 2010	80.2%	$46.42	$46.20
December 31, 2009	76.6%	$45.16	$44.92
December 31, 2008	81.3%	$43.84	$43.14
December 31, 2007	87.9%	$39.53	$39.28
December 31, 2006	89.1%	$36.23	$35.97

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	As part of our effort to increase the credit quality of our tenants, we have been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms at higher rents. As a result, percent leased has decreased from December 31, 2006 through September 30, 2011.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

One Grand Central Place and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for One Grand Central Place is $101.52 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2010 and December 31, 2009 were $10,594,397 and $10,395,749, respectively. In the opinion of our management, One Grand Central Place is adequately covered by insurance.

250 West 57th Street, New York, New York

Our predecessor acquired fee title to 250 West 57th Street through a public partnership in 1953. Our predecessor removed the prior managing and leasing agent and gained day-to-day management of the property in November 2002. The building comprises premier office space and ground-floor and lower-level retail space. It occupies the entire blockfront of 57th Street between Broadway and Eighth Avenue, close to Columbus Circle and the new media headquarters concentration in New York City, including Time Warner, Random House and Hearst Corporation, and is located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 250 West 57th Street was built in 1921. The 26-story building comprises 476,870 rentable square feet of office space and 53,837 rentable square feet of retail space and is constructed of concrete, steel, masonry and terra cotta. Its close proximity to mass transportation includes direct access to numerous subway lines and bus routes. In-building services and amenities include on-site building management office; concierge desk; 24/7 attended lobby; specialty retail stores; a drug store; and a barber shop. As part of our effort to increase the quality of our tenants, we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. We have implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were The TJX Companies, Inc., a discount retailer of apparel and home fashions; Duane Reade, a New York-based pharmacy chain owned by Walgreen; the Gap, Inc., a specialty retailer offering clothing, accessories and personal care products; N.S. Bienstock, Inc., a leading talent agency; and NIP Training Institute, a provider of psychoanalytic treatment and training for clinicians.

Since we gained day-to-day management of 250 West 57th Street in November 2002, we have invested approximately $30.0 million through our restoration and renovation program at the property through September 30, 2011. We expect to complete our renovation program by 2013. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Conversion of second floor to retail space	x
Chiller replacement	x
Electrical upgrades	x
Replace fire alarm system	x
Upgrade finishes in public corridors		x
Restore façade		x
Building wide sprinklers to comply with Local Law 26		x
Energy efficiency retrofits			x
New cooling tower			x
Freight elevator modernization			x

501 Seventh Avenue, New York, New York

Our predecessor acquired fee title to 501 Seventh Avenue through a private partnership in 1950. Our predecessor removed the prior managing and leasing agent and gained day-to-day management of the property in November 2002. The building comprises premier office space, apparel showroom space and ground-floor retail space. It occupies the northeast corner of 37th Street and Seventh Avenue, between the Times Square and Herald Square transportation hubs, within walking distance of multiple parking garages, world-class shopping, dining and lodging. 501 Seventh Avenue was built in 1923. The 18-story building comprises 431,971 rentable square feet of office space and 37,765 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include on-site building management office; a lobby newsstand; dining facilities; and 24/7 attended lobby. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were Warnaco, Inc., a global apparel leader; Local Initiatives Support Corporation, the largest community development support organization in the country; Office of Alcohol and Substance Abuse Services, an organization that plans, develops and regulates the state’s system of chemical dependence and gambling treatment agencies; Carolina Herrera Ltd., an international design firm; and Chipotle Mexican Grill, Inc., an operator of Mexican fast food restaurants.

501 Seventh Avenue is the recipient of the BOMA 2006 Pinnacle Award for the Renovated Building of the Year, for undergoing “modernization through restoration, renovation, expansion and/or conversion,” and in 2005, BOMA named 501 Seventh Avenue as the Pinnacle Award winner of the Operating Building of the Year award, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.”

Since we gained day-to-day management of 501 Seventh Avenue in November 2002, we have invested approximately $47.0 million through our restoration and renovation program at the property through September 30, 2011. We expect to complete our renovation program by 2013. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
New elevator cabs	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
New cooling tower and distribution	x
New sidewalks	x
New electrical distribution	x
Replace fire alarm system	x
Energy efficiency retrofits			x
Elevator modernization			x
Additional corridors and bathrooms to be upgraded			x
Cooling tower expansion			x

1359 Broadway, New York, New York

Our predecessor acquired fee title to 1359 Broadway through a private partnership in 1953. Our predecessor removed the prior managing and leasing agent and gained day-to-day management of the property in May 2003. The building comprises premier office space and ground-floor retail space. It occupies the northwest corner of 36th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1359 Broadway was built in 1924. The 22-story building comprises 437,943 rentable square feet of office space and 27,618 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include 24/7 attended lobby; a bank; lobby newsstand; dining facilities; and a UPS store. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Actimize, Inc., a leading worldwide provider of financial crime, risk and compliance solutions; IPREO Holdings LLC, a leading global provider of market intelligence, deal execution platforms and investor communication tools; Redeemer Presbyterian Church, an orthodox Protestant church; and Conference for Jewish Material Claims Against Germany, an aid organization for victims of Nazism.

1359 Broadway is the recipient of BOMA 2007 Pinnacle Award for the Renovated Building of the Year, for undergoing “modernization through restoration, renovation, expansion and/or conversion.” Additionally, in 2007, 1359 Broadway won the Fashion Center Property Improvement Award in the Lobby Renovation category.

Since we gained day-to-day management of 1359 Broadway in May 2003, we have invested approximately $24.0 million through our restoration and renovation program at the property through September 30, 2011. Our renovation program at this property is substantially complete, except for further planned improvements shown in the below chart. The timing of implementation of our improvement program is dependent on various factors including the overall scale of the program, existing tenant lease expiration dates that may interfere with our ability to execute certain work until existing tenants vacate or can be relocated, and the prior need to obtain consents of investors in the property to complete financings to fund improvement programs or fund improvements from cash flow. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Elevator modernization	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
New sidewalk Structural vault restoration	x x
Roof replacement	x
Storefront replacement	x
Electric service upgrade and distribution	x
Replace fire alarm system	x
Energy efficiency measures			x
New cooling tower			x
Remaining storefront replacement			x

1333 Broadway, New York, New York

Our predecessor acquired fee title to 1333 Broadway through a private partnership in 1979. Our predecessor removed the prior managing and leasing agent and gained day-to-day management of the property in August 2006. The building comprises premier office space and lower-level, ground-floor and second-floor retail space. It occupies the northwest corner of 35th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, directly across from the Macy’s flagship location, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1333 Broadway was built in 1915. The 12-story building comprises 296,565 rentable square feet of office space and 50,063 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a 24/7 attended lobby. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Aetna Life Insurance Company, one of the nation’s leading providers of insurance and employee benefits; OCE-USA Holding, Inc., a global leader in digital document management and delivery technology; Gerber Childrenswear LLC, a leading marketer of infant and toddler apparel; and New York Outdoor, an outdoor billboard advertising company.

Since we gained day-to-day management of 1333 Broadway in August 2006, we have invested approximately $23.0 million through our restoration and renovation program at the property through September 30, 2011. We expect to complete our renovation program by 2013. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Elevator modernization	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
Roof replacement	x
Sidewalk and structural vault replacement	x
Replace fire alarm system	x
Base building work for retail space		x
Retail storefront			x
Energy efficiency retrofits			x

1350 Broadway, New York, New York

Our predecessor acquired a long-term leasehold in the land underlying 1350 Broadway and the improvements in 1965 pursuant to a ground lease with a remaining term, including unilateral extension rights available to us, of approximately 39 years, expiring on July 31, 2050. Our predecessor removed the prior managing and leasing agent and gained day-to-day management of the property in August 2006. The building comprises premier office space and ground-floor retail space. It occupies the entire block amidst Broadway, Sixth Avenue, 35th and 36th Streets, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1350 Broadway was built in 1929. The 26-story building comprises 359,691 rentable square feet of office space and 30,895 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; numerous bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include on-site building management office; 24/7 attended lobby; a bank; FedEx/Kinko’s; Duane Reade; Starbucks; and a hair salon. As part of our effort to increase the quality of our tenants, we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. We have implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were Duane Reade, a New York-based pharmacy chain owned by Walgreen; Sovereign Bank, one of the largest banks in the northeastern United States; HSBC, one of the largest banking and financial services organizations in the world; Tarter Krinsky & Drogin LLP, a full-service law firm; and The Hawthorne Agency LLC, a full-service marketing, public relations and web site solutions firm.

1350 Broadway is the recipient of the BOMA 2011 Pinnacle Award winner of the Operating Building of the Year award in the 250,000—499,999 Square Feet subcategory, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.”

Since we gained day-to-day management of 1350 Broadway in August 2006, we have invested approximately $22.0 million through our restoration and renovation program at the property through September 30, 2011. We expect to complete our renovation program by 2013. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Freight elevator modernization	x
New passenger elevator cabs	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
Replace roofs	x
New sidewalks and structural vaults	x
Replace fire alarm system	x
New chiller			x
Automated building controls			x
Energy efficiency retrofit			x

First Stamford Place, Stamford, Connecticut

Our predecessor acquired fee title in First Stamford Place in 2001. The office complex is located in Stamford, Connecticut, adjacent to the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. First Stamford Place was built in 1986. The complex consists of three mirrored glass and precast concrete office buildings, integrated in a campus environment and comprises 784,487 rentable square feet of office space. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. In-building services and amenities include on-site building management offices; concierge; full-time security; structured parking garage; a tenants-only conference center; tenants-only fitness center; dining facility; a privately operated day-care center in a leased space that can accommodate 96 children; an outdoor landscaped seating area; courier and express mail drop boxes; auto spa; barber shop; sundry shop; ATM; a tenants-only shuttle van service to and from the Stamford Transportation Center and downtown shopping areas; and there is a Hilton Hotel within the campus. Tenants also have access to a secured structured parking facility with approximately 1,770 parking spaces upon which the complex sits. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were Legg Mason, an asset management firm; Odyssey America Reinsurance Corporation, an underwriter of reinsurance and specialty insurance; Thomson Reuters, a publishing and information services company; Elizabeth Arden, Inc., a global prestige beauty, cosmetics and fragrance company; and Citibank N.A., a global banking and financial services organization.

First Stamford Place is the recipient of an award from The Building Owners and Managers Association of Southern Connecticut, or BOMA Southern Connecticut, which named First Stamford Place as the 2003 winner of The Outstanding Building of the Year, or TOBY, award in the Suburban Mid-Rise Office Park subcategory, honoring “the best of the best in commercial buildings.”

Metro Center, Stamford, Connecticut

Our predecessor acquired fee title in Metro Center in 1984. The office building is located in Stamford, Connecticut, near the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. Metro Center was built in 1987. The eight-story office building comprises 275,608 rentable square feet of office space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express, Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. In-building services and amenities include on-site building management offices; concierge; full-time security; structured parking garage; tenants-only conference center; tenants-only fitness center; dining facility; on-site auto rental agencies; a sundry shop; ATM; and a tenants-only shuttle van service to and from downtown shopping areas. Tenants also have access to a secured structured parking facility within the building. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were Thomson Reuters, a provider of intellectual property and regulatory information; Jeffries Group, a global securities and investment banking group; Torm USA LLC, a sea transport shipping company; Media Networks Inc., a division of Time-Warner that provides local advertisers access to national magazines; and Columbus Circle Investors, an institutional equity investment manager.

Metro Center is the recipient of the 2007 BOMA Mid-Atlantic Conference TOBY award, honoring “the best of the best in commercial buildings.” Additionally, in 2006 and 1998, Metro Center won TOBY awards from BOMA Southern Connecticut. Metro Center recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

10 Bank Street, White Plains, New York

Our predecessor acquired fee title interest in 10 Bank Street in 1999. The office building is located in downtown White Plains, New York, immediately adjacent to the White Plains Transportation Center, which serves the Metro North commuter line with express service to Grand Central Terminal. 10 Bank Street was built in 1989. The 12-story building comprises 228,933 rentable square feet of office space and is constructed of concrete with a glass façade. Its close proximity to mass transportation includes the Metro North Commuter Line; the Bee-Line Bus System, providing service to the Port Chester, Metro North Railroad, New Haven Line; taxis; and access to major highways. In-building services and amenities include on-site building management; concierge; on-site dining; full-time security; and an ATM. Tenants also have access to a six-level secured structured parking facility that is connected to the building. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were Addison Wesley Longman, Inc., an educational publishing services company; Fifth Street Capital, Inc., a buyout financing firm; Evolution Markets LLC, a global advisory and brokerage firm; Rockwood Capital, LLC, a private real estate investment firm; and Marubeni Specialty Chemicals, Inc., a distributor, importer and exporter of specialty chemicals and value added materials.

10 Bank Street is the recipient of the 2011 Building Owners and Managers Association of Westchester County, or BOMA Westchester County, TOBY award for Best Green Initiatives and the 2000 and 2005 TOBY award for Office Building of the Year, honoring “the best of the best in commercial buildings.” Additionally, in 1999, 10 Bank Street won the Owner/Investor Acquisition of the Year award from the Connecticut & Suburban New York chapter of the Commercial Real Estate Development Association, or NAIOP, awarded to the developer “that best exemplifies leadership and innovation in the commercial real estate market.” 10 Bank Street recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

383 Main Avenue, Norwalk, Connecticut

Our predecessor acquired fee title in 383 Main Avenue in 1994. The office building is located in Norwalk, Connecticut, at the intersection of the Super 7 Expressway and the Merritt Parkway, with immediate access to the Super 7 Expressway, Exits 40A and 40B of the Merritt Parkway and the Metro North Commuter Railroad. 383

Main Avenue was built in 1985. The eight-story building comprises 260,468 rentable square feet of office space and is constructed of glass, steel and brick. Its close proximity to mass transportation includes the South Norwalk Railroad Station and Merritt 7 Station, which provide access to Metro North train services. In-building services and amenities include on-site building management; full-time security and concierge; 24-hour attended access; tenants-only fitness center; tenants-only conference center; dining facilities; an ATM; and a tenants-only shuttle van service to the South Norwalk Transportation Center and Merritt 7 Station. Tenants also have access to free on-site parking, structured parking on which the building sits. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were Reed Elsevier, Inc., a provider of professional information solutions; CIT Inc., a lending, leasing and advisory services provider; Nestle Holdings, Inc. a nutrition, health and wellness company; SAP America, Inc., a provider of business management software; and The Fairfield County Community Foundation, a foundation that supports Fairfield County, Connecticut.

383 Main Avenue is the recipient of an award from BOMA Southern Connecticut, which named 383 Main Avenue as the 1999 winner of the TOBY award, honoring “the best of the best in commercial buildings.” 383 Main Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

500 Mamaroneck Avenue, Harrison, New York

Our predecessor acquired fee title in 500 Mamaroneck Avenue in 1999. The office building is located 1 1/4 miles north of I-95 at Exit 18B West and 1 3/4 miles to the Mamaroneck train station. 500 Mamaroneck Avenue was built in 1987. The five-story building comprises 289,682 rentable square feet of office space and is constructed of a mirrored glass curtain wall on 35 landscaped acres in Harrison, New York. Its close proximity to mass transportation includes the Mamaroneck and White Plains train stations, which provide access to Metro North train services. In-building services and amenities include on-site management; concierge; full-time security; tenants-only executive conference center; tenants-only fitness center; a dining facility; an ATM; and a tenants-only shuttle service to the Mamaroneck train station. Tenants also have access to free on-site parking. As of September 30, 2011, the building’s five largest tenants based on annualized base rent were Mariner Investment Group, Inc., an alternative investment management firm; O’Connor Davies Munns & Dobbins, an accounting and consulting firm; GFK NOP LLC, a market research company; Universal Remote Control, a manufacturer of wireless remote control devices; and Stark Business Solutions, a manufacturer of shared office suites.

500 Mamaroneck Avenue is the recipient of the 2002 BOMA Westchester County TOBY award, honoring “the best of the best in commercial buildings.” Additionally, in 1999, 500 Mamaroneck Avenue won the Owner/Investor Acquisition of the Year Award from the Connecticut & Suburban New York chapter of the Commercial Real Estate Development Association, or NAIOP, awarded to the developer “that best exemplifies leadership and innovation in the commercial real estate market.” 500 Mamaroneck Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

1010 Third Avenue, New York, New York

Our predecessor acquired a condominium interest in 1010 Third Avenue in 1998. The retail property is located at the northwest corner of 60th Street and Third Avenue, directly adjacent to Bloomingdale’s flagship store, located in the heart of one of Manhattan’s Upper East Side’s most vibrant office, retail and residential neighborhoods. 1010 Third Avenue was built in 1962. The three-story condominium unit, located at the base of a 20-story mixed use residential condominium building, comprises 44,662 rentable square feet of retail condominium space and a 34-space condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of September 30, 2011, the property’s tenants were Ethan Allen, a manufacturer and retailer of home furnishings and Quik Park, a leading operator of parking facilities throughout the New York metro area.

Significant work was completed at 1010 Third Avenue following its acquisition as part of a long term strategy to convert the entire property to retail space, included conversion of the second and third-floor office space into retail space, obtaining city approvals for a required loading zone that involved the relocation of a city bus stop and prior no-standing zone, and engineering to install a tenant escalator to provide street-level access to the second floor. All required zoning approvals were obtained as part of a subsequent effort to convert all of the remaining office space into retail space and to consolidate the entire first, second and third floors for occupancy by large retailers.

77 West 55th Street, New York, New York

Our predecessor acquired a condominium interest in 77 West 55th Street in 1998. The retail property is located at the northeast corner of Sixth Avenue and 55th Street, a well established 24-hour destination that attracts day-time workers, convenience and destination shoppers, tourists and residents. 77 West 55th Street was built in 1962. The ground-floor condominium unit, situated at the base of a 20-story residential condominium building, comprises 24,102 rentable square feet of retail condominium space and a 61-space condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of September 30, 2011, the property’s tenants were Tapps Supermarkets Inc., a gourmet foods supermarket; Bank of America, a financial services leader; and Quik Park, a leading operator of parking facilities throughout the New York metro area.

10 Union Square, New York, New York

Our predecessor acquired a condominium interest in 10 Union Square in 1996. The retail property is situated on the entire block-front between 14th and 15th Streets on the east side of Union Square. 10 Union Square was built in 1987. The ground-floor and lower-level condominium unit, located at the base of a 29-story mixed-use development known as the Zeckendorf Towers, comprises 58,005 rentable square feet of retail space. Its close proximity to mass transportation includes numerous subway lines, the PATH trains and bus routes, and it is located atop one of the busiest subway stations in New York City. As of September 30, 2011, the property’s five largest tenants based on annualized base rent were A&P, a metro New York area supermarket, which filed for bankruptcy on December 10, 2010 but has affirmed its lease and is current on rental payments; Best Buy Stores, an electronics retailer; Starbucks, a coffee company; Chipotle Mexican Grill, Inc., an operator of Mexican fast food restaurants; and LM Restaurant Group, the parent company of several restaurants on the east coast.

1542 Third Avenue, New York, New York

Our predecessor acquired a condominium interest in 1542 Third Avenue in 1999. The retail property is located on the west side of Third Avenue between East 86th and 87th Streets and the north side of 86th Street between Lexington and Third Avenues in Manhattan’s Upper East Side. 1542 Third Avenue was built in 1991. The ground-floor retail condominium unit, located at the base of a 25-story luxury residential condominium building, comprises 56,250 rentable square feet of retail space and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of September 30, 2011, the property’s tenants were Sprint, a provider of wireless and wireline communications services; Loews Orpheum Cinemas, a movie exhibition company; and Payless Shoesource, a specialty family footwear retailer.

69-97 Main Street, Westport, Connecticut

Our predecessor acquired fee title to 69-97 Main Street in 2003. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. 69-97 Main Street was built in 1922. The single-story structure comprises 17,103 rentable square feet of high-end retail space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways. As of September 30, 2011, the property’s tenants were Lululemon, a manufacturer of technical athletic apparel; Nike, an athletic footwear and apparel company that recently signed a ten-year lease for approximately 5,400 square feet; Theory, a high-fashion clothier that also recently signed a ten-year lease for approximately 2,600 square feet; and Ann Taylor, a leading specialty retailer for women’s clothing.

103-107 Main Street, Westport, Connecticut

Our predecessor acquired fee title in 103-107 Main Street in 2006. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. 103-107 Main Street was built in 1900. The single-story structure comprises 4,330 rentable square feet of high-end retail space and restaurant space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways. As of September 30, 2011, the property’s tenants were Kate Spade, a global accessories and clothing brand; Westport Pizzeria & Restaurant, a restaurant; and Francois du Pont Jewelers, a jewelry retailer.

We are contemplating performing work at 103-107 Main Street, which would include the potential consolidation of three inefficiently demised retail spaces into one or two retail spaces.

Metro Tower, Stamford, Connecticut

Our predecessor acquired fee title to the land on which Metro Tower will be located in 2001. The project will be built on an in-fill, 1.9 acre site bounded by Station Place and Henry Street. The site is currently improved with a temporary surface parking area, rental car agency parking areas and a related car wash facility, which are to be relocated. The site is directly adjacent to Metro Center and the Stamford Transportation Center. All required zoning approvals have been obtained to allow development of an approximately 340,000 rentable square foot office tower and garage.

Metro Tower will be a 17-story, multi-tenanted commercial office building that is expected to comprise approximately 340,000 rentable square feet on 13 floors of office space. Tenants will have access to a fully enclosed parking garage at the base of the building. Its immediate adjacency to mass transportation at the Stamford Transportation Center provides access to Metro North; Acela Express and other Amtrak train services, Connecticut transit buses with local and inter-county service to Westchester County, New York; and taxis. In-building services and amenities will likely include on-site building management; concierge; 24/7 security; multi-media conference center; fitness center; dining facility; sundry shop; and access to landscaped rooftop gardens and its garage.

Metro Tower is part of a transit-oriented, mixed use development project, Metro Green, which when fully built will include three residential buildings and a separate residential garage. Only the development office building and its garage, known as “Metro Tower,” will be acquired by our company in the formation transactions. The site and related plans and permit pertaining to residential developments will not be acquired by our company.

As of September 30, 2011, we had incurred costs of approximately $7.0 million relating to the Metro Tower development.

Depreciation

The following table sets forth for each property that comprised ten percent or more of our total consolidated assets as of September 30, 2011, or that had gross revenues that amounted to ten percent or more of our consolidated gross revenues for the 12 months ended December 31, 2010, and component thereof, upon which depreciation is taken, the (i) tax basis (determined for U.S. federal income tax purposes) upon completion of this offering and the formation transactions, (ii) depreciation rate, (iii) method and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

	Federal Tax Basis
Property	December 31, 2010	Rate	Method(1)	Life Claimed(2)
The Empire State Building	$177,859,049	Various	DDB/Straight-line	5-39 years
One Grand Central Place	$74,068,941	Various	DDB/Straight-line	5-39 years

(1)	Unless otherwise noted, depreciation method and life claimed for each property and component thereof is determined by reference to IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.
(2)	Buildings, building improvements and tenant improvements are depreciated over 39 years using the straight line method. Tenant improvements incurred in 2010 and 2011 are depreciated over 15 years using the straight line method after allowing for any applicable bonus depreciation. Equipment is depreciated over five to seven years using the double declining balance method.

Property Revenue and Operating Expenses

Certain of our properties provide us with diversified sources of income. In addition, base rent does not include tenant reimbursements for real estate taxes, insurance, common area maintenance, utilities or operating expense escalations. In addition certain of our properties are entitled to business improvement district tax reimbursements that are not included in base rent. In order to provide a better understanding of how these reimbursements impact the comparability of the leases in place at the properties in our portfolio, the table below includes information as of September 30, 2011 regarding base rent, reimbursement income, other property income and property operating expenses associated with each of the properties in our portfolio. Property operating expenses include property management fees paid to third parties as well as property management and supervisory fees paid to our predecessor.

Property	Base Rent(1)	Expense Reimbursements(2)	Other Income(3)		Total Income	Operating Expenses(4)	Net Operating Income
The Empire State Building	$62,323,824	$25,789,363	$83,459,289	(5)	$171,572,476	$97,829,247	$73,743,229
One Grand Central Place	44,041,737	10,478,232	543,105	(6)	55,063,074	32,238,185	22,824,889
First Stamford Place	27,780,655	5,160,982	2,257,007	(7)	35,198,644	14,805,027	20,393,617
250 West 57th Street	19,499,769	5,551,349	448,131		25,499,249	12,984,716	12,514,533
1359 Broadway	15,820,323	2,938,669	117,776	(8)	18,876,768	7,373,737	11,503,031
1350 Broadway	15,545,332	2,303,826	244,641		18,093,799	8,403,292	9,690,507
1333 Broadway	12,197,920	1,175,201	393,280		13,766,401	6,088,532	7,677,869
501 Seventh Avenue	14,390,203	2,993,659	161,589		17,545,451	8,979,351	8,566,100
Metro Center	11,696,321	3,754,851	926,757	(9)	16,377,929	6,880,098	9,497,831
500 Mamaroneck Avenue	6,022,563	1,869,854	90,399	(10)	7,982,816	4,964,322	3,018,494
10 Bank Street	6,121,920	1,380,680	633,709	(11)	8,136,309	4,618,959	3,517,350
383 Main Avenue	5,658,824	1,500,968	264,398	(12)	7,424,190	4,411,958	3,012,232
10 Union Square	4,011,241	773,027	127,700		4,911,968	1,751,742	3,160,226
1010 Third Avenue and 77 West 55th Street(13)	2,775,748	435,912	—		3,211,660	1,012,202	2,199,458
1542 Third Avenue	4,890,536	429,284	20,000		5,339,820	1,817,890	3,521,930
69-97 Main Street	1,317,899	143,231	28,471		1,489,601	312,072	1,177,529
103-107 Main Street	413,196	73,153	25		486,374	117,165	369,209

Total	$254,508,011	$66,752,241	$89,716,277		$410,976,529	$214,588,495	$196,388,034

(1)	Represents base rent for the 12 months ended September 30, 2011 (before free rent and abatements) and excludes impact of straight line rent and FAS 141 adjustments. Total abatements for our portfolio were $14,232,773 for the 12 months ended September 30, 2011.
(2)	Represents tenant expense reimbursements relating to the 12 months ended September 30, 2011.

(3)	Represents additional property-related income for the 12 months ended September 30, 2011, which includes (i) observatory income, (ii) other property income (such as lease termination fees and parking revenue).
(4)	Represents property operating expenses for the 12 months ended September 30, 2011. Property operating expenses includes all rental expenses, but exclude ground rent, leasehold rent, overage rents, interest expense, capital expense, debt service and non-cash items such as depreciation and amortization.
(5)	Includes approximately $62,700,572 from observatory operations.
(6)	Includes approximately $70,500 in lease termination fees.
(7)	Includes approximately $88,074 in parking revenue and $1,876,580 in lease termination fees.
(8)	Includes approximately $45,647 in lease termination fees.
(9)	Includes approximately $755,461 in parking revenue and $10,271 in lease termination fees.
(10)	Includes approximately $11,833 in lease termination fees.
(11)	Includes approximately $498,295 in parking revenue and $93,100 in lease termination fees.
(12)	Includes approximately $219,873 in lease termination fees.
(13)	1010 Third Avenue and 77 West 55th Street are treated as one property for accounting purposes and presented on an aggregate basis.

Description of Option Properties

Our option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 89.3% leased as of September 30, 2011 and that encompasses approximately 696,372 rentable square feet (inclusive of the retail space on the ground, first and lower floors), and 1400 Broadway, an office property in midtown Manhattan that was 80.0% leased as of September 30, 2011 (or 81.3% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 873,551 rentable square feet (inclusive of the retail space on the ground floor). Our management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with our portfolio composition and strategic direction. 112-122 West 34th Street and 1400 Broadway will not be contributed to us in the formation transactions due to the ongoing litigation related to these properties, but we have entered into agreements granting us the option to acquire the interests in the option properties following the resolution of the ongoing litigation. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless we and the owners of the properties, with the consent of the Helmsley estate, agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. We have agreed that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on our behalf. One or more of our independent directors will lead the appraisal or negotiation process on our behalf and a majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate, which owns, on an aggregate basis, a         % interest in the option properties, will have the right to elect to receive all cash. Our option expires on the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment in relation to certain ongoing litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of this offering.

The interests held by affiliates of our predecessor in our option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of the 112-122 West 34th Street property), long-term leaseholds (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of 112-122 West 34th Street only) in the land and the improvements. Pursuant to management agreements with the owner of the long-term leasehold interest (in the case of 1400 Broadway) and the owner of the long-term sub-leasehold interest in the case of 112-122 West 34th Street, we will be designated as the asset and property manager for the option properties and we will receive a management fee for services rendered under the agreements.

Presented below is an overview of the properties for which we entered into option agreements:

Property	Location	Type of Property	Rentable Square Feet(1)	Percentage Ownership Subject to Option Agreement
112-122 West 34th Street	Manhattan	Office/Retail	696,372	100%
1400 Broadway	Manhattan	Office/Retail	873,551	100%

Total:			1,569,923

(1)	Based on the Real Estate Board of New York measurement standards.

Excluded Properties and Businesses

Our portfolio represents all of our predecessor’s Manhattan and greater New York metropolitan area office and retail assets in which it holds a controlling interest. Anthony E. Malkin, our Chairman, Chief Executive Officer and President, together with the Malkin Group, also owns controlling interests in, six multi-family properties, five net leased retail properties, one former post office property which is subject to rezoning before it will be converted into a single tenant retail property, and a development parcel that is zoned for residential use. The Malkin Group also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to us in the formation transactions. We refer to the controlling and non-controlling interests described above collectively as the excluded properties. In addition, the Malkin Group owns interests in six mezzanine and senior equity funds, two industrial funds, the operations of five residential management offices and a registered broker dealer, none of which will be contributed to us in the formation transactions, and which we refer to collectively as the excluded businesses. The Malkin Group owns certain non-real estate family investments that will not be contributed to us in the formation transactions. We do not believe that the excluded properties or the excluded businesses are consistent with our portfolio geographic or property type composition, management or strategic direction. Pursuant to management agreements with the owners of interests in those excluded properties and excluded businesses which historically were managed by affiliates of our predecessor, we will be designated as the manager. As the manager, we will be paid a management fee with respect to those excluded properties and businesses where our predecessor had previously received a management fee on the same terms as the fee paid to our predecessor, and reimbursed for our costs in providing the management services to those excluded properties and businesses where our predecessor had not previously received a management fee. Our management of the excluded properties and excluded businesses will represent a minimal portion of our overall business. There is no established time period in which we will manage such properties and businesses and Peter L. Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time.

Leasing

We are focused on maintaining a brand that tenants associate with a consistently high level of quality of services, installations, maintenance and amenities with long term financial stability. Through our commitment to brokers, we have developed long-term relationships that focus on negotiating attractive deals with high credit-quality tenants. We proactively manage and cultivate our industry relationships and make the most senior members of our management team available to our constituencies. We believe that our consistent, open dialogue with our tenants and brokers enables us to maximize our redevelopment and repositioning opportunities. Our focus on performance and perspective allows us to concentrate on the ongoing management of our portfolio, while seeking opportunities for growth in the future.

Property Management

We protect our investments by regularly monitoring our properties, performing routine preventive maintenance, and implementing capital improvement programs in connection with property redevelopment and life cycle replacement of equipment and systems. We proactively manage our properties and rent rolls to (i) aggregate smaller demised spaces to create large blocks of vacant space, to attract high credit-quality tenants at higher rental rates with lower landlord contributions towards tenant installation costs, and (ii) create efficient, modern, pre-built offices that can be rented through several lease cycles and attract better credit-quality tenants. We also aggressively manage common area expenses to make our properties as competitive as possible for new and existing tenants. In addition, we have made energy efficiency retrofitting and sustainability a portfolio-wide initiative driven by economic return. We pass on the cost savings achieved by such improvements to our tenants through lower utility costs and reduced operating expense escalations. We believe these improvements make our properties more desirable to a broader tenant base than the properties of our competitors.

Construction Management

Our construction management business is recognized as a leading general contracting and construction management businesses in the greater New York metropolitan area with in-depth experience in projects of varying type, complexity, budget and schedule. We follow a disciplined approach to every aspect of project management, from pre-construction planning, estimating and procurement, to project management and field supervision. We work with our client and their team of architects, engineers, and owner’s representatives to develop the right solutions for every project that we manage. We have built or renovated millions of square feet of commercial, medical, institutional, multi-family and retail space throughout thousands of completed projects. We are experienced in both ground-up construction and executing building renovation programs. We are also skilled in procuring sustainable building products and implementation of environmentally sensitive construction technologies. Our years of experience, combined with a helpful approach, provide solutions that keep our clients’ projects on schedule and on budget.

Regulation

General

The properties in our portfolio are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe each of the existing properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants, and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

Some of our properties are adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. In addition, some of our properties have previously been used by former owners or tenants for commercial or industrial activities, e.g., gas stations and dry cleaners, and a portion of the Metro Tower site is currently used for automobile parking and fuelling, that may release petroleum products or other hazardous or toxic substances at such properties or to surrounding properties. While certain properties contain or contained uses that could have or have impacted our properties, we are not aware of any liabilities related to environmental contamination that we believe will have a material adverse effect on our operations.

Soil contamination has been identified at 69-97 Main Street in Westport, Connecticut. The affected soils are more than four feet below the ground surface. An Environmental Land Use Restriction has been imposed on this site to ensure the soil is not exposed, excavated or disturbed such that it could create a risk of migration of pollutants or a potential hazard to human health or the environment. While the contamination is currently contained, the potential resale value of this property and the company’s ability to finance or refinance this property in the future may be adversely affected as a result of such contamination. In addition, pursuant to the Environmental Land Use Restriction, plans for the redevelopment of the property would be subject to the review of the Town of Westport, Connecticut among other conditions.

The property situated at 500 Mamaroneck Avenue in Harrison, New York was the subject of a voluntary remedial action work cleanup plan performed by the former owner following its conveyance of title to the present owners under an agreement with the New York State Department of Environmental Conservation, or NYDEC. As a condition to the issuance of a “no further action” letter, NYDEC required that certain restrictive and affirmative covenants be recorded against the subject property. In substantial part, these include prohibition against construction that would disturb the soil cap isolating certain contaminated subsurface soil, limiting the use of such property to commercial uses, implementing engineering controls to assure that improvements be kept in good condition, not using ground water at the site for potable purposes without treatment, implementing safety procedures for workers to follow excavating at the site to protect their health and safety and filing an annual certification that the controls implemented in accordance with the voluntary remedial action work cleanup plan remain in place. Furthermore, a substantial portion of the site that had been substantially unimproved prior to acquisition may not be further developed.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities in our leases with them. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. We are not presently aware of any instances of material non-compliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenants have all material permits and approvals necessary under current laws and regulations to operate our properties.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of releases of ACM into the environment. We are not presently aware of any material liabilities related to building conditions, including any instances of material non-compliance with asbestos requirements or any material liabilities related to asbestos.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Insurance

We carry comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance covering all of our Manhattan properties and our greater New York metropolitan area properties under a blanket policy. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured. Our terrorism insurance is subject to exclusions for loss or damage caused by nuclear substances, pollutants, contaminants and biological and chemical weapons.

We carry additional all-risk property and business insurance, which includes terrorism insurance, on the Empire State Building through ESB Captive Insurance Company L.L.C., or ESB Captive Insurance, our wholly owned captive insurance company. ESB Captive Insurance issued an all-risk property and business interruption policy providing coverage for such risks to the Empire State Building in New York City, effective for the policy periods from July 1, 2011 through June 20, 2012. The program covers property and business interruption risks including losses arising from acts of terrorism with limits of $300,000,000 in losses in excess of $900,000,000 per occurrence, providing us with aggregate terrorism coverage of $1,200,000. Non-terrorism risks are 100% reinsured to a panel of reinsurers. ESB Captive Insurance fully reinsures the 15% coinsurance under the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIPRA) and the difference between the

TRIPRA captive deductible and policy deductible of $25,000 for non-Nuclear, Biological, Chemical and Radiological exposures. As a result, we remain only liable for the 15% coinsurance under TRIPRA for Nuclear, Biological, Chemical and Radiological (NBCR) exposures, as well as a deductible equal to 20% of the prior year’s premium, which premium was approximately $600,000 in 2010. There were no losses incurred or paid during year ended December 31, 2010 and the period from July 27, 2009 (commencement of operations) through December 31, 2009.

The policies described above cover certified terrorism losses as defined under the Terrorism Risk Insurance Act of 2002 (TRIA) and subsequent extensions. On December 26, 2007, the President of the United States signed into law TRIPRA, which extends TRIA through December 31, 2014. TRIA provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism. As a result, the certified terrorism coverage provided by ESB Captive Insurance is eligible for 85% coinsurance provided by the United States Treasury in excess of a statutorily calculated deductible. ESB Captive Insurance reinsures 100% of their 15% coinsurance for non-NBCR exposures. The 15% coinsurance on NBCR exposures is retained by ESB Captive Insurance.

Reinsurance contracts do not relieve ESB Captive Insurance from its primary obligations to its policyholders. Additionally, failure of the various reinsurers to honor their obligations could result in significant losses to ESB Captive Insurance. The reinsurance has been ceded to reinsurers approved by the State of Vermont. ESB Captive Insurance continually evaluates the reinsurers’ financial condition by considering published financial stability ratings of the reinsurers and other factors. There can be no assurance that reinsurance will continue to be available to ESB Captive Insurance to the same extent and at the same cost. ESB Captive Insurance may choose in the future to reevaluate the use of reinsurance to increase or decrease the amounts of risk it cedes.

In addition to insurance held through our captive insurance company described above, we carry terrorism insurance on all of our properties in an amount and with deductibles which we believe are commercially reasonable. See “Risk Factors—Risks Related to Our Properties and Our Business—Potential losses such as those from adverse weather conditions, natural disasters, terrorist events and title claims, may not be fully covered by our insurance policies, and such losses could materially and adversely affect us.”

Competition

The leasing of real estate is highly competitive in Manhattan and the greater New York metropolitan market in which we operate. We compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to ours in the same markets in which our properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, we face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. In addition, competition from observatory and/or broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from our observatory operations and/or broadcasting revenues. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our stockholders. Additionally, completion of the new Vornado Tower currently under construction at 15 Penn Plaza may provide a significant source of competition for office and retail tenants, due to its close proximity to the Empire State Building. If our competitors offer space at rental rates below current market rates, below the rental rates we currently charge our tenants, in better locations within our markets or in higher quality facilities, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire.

Employees

As of September 30, 2011, we had approximately 574 employees, 96 of whom were managers and professionals. There are currently collective bargaining agreements which cover the workforce that services all of our office properties.

Offices

Our principal executive offices are located at One Grand Central Place, 60 East 42nd Street, New York, New York 10165. In addition, we have seven additional regional leasing and property management offices in Manhattan and the greater New York metropolitan area. Our current facilities are adequate for our present and future operations, although we may add regional offices or relocate our headquarters, depending upon our future operations.

Legal Proceedings

From time to time, we are party to various lawsuits, claims for negligence and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

MANAGEMENT

Our Directors, Director Nominees and Senior Management Team

Currently, we have one director, Anthony E. Malkin. Upon completion of this offering and the formation transactions, our board of directors will consist of seven members, including the independent director nominees named below who will become directors upon completion of this offering. Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Of the seven directors, we expect that our board of directors will determine that each of them other than Anthony E. Malkin will be considered independent in accordance with the requirements of the NYSE. The first annual meeting of our stockholders after this offering will be held in 2013. Our charter and bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, unless our charter and bylaws are amended, the number of directors may never be less than the minimum number required by the MGCL nor more than 15. Our Chairman Emeritus may attend meetings but will not have voting status. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning the individuals who will be our executive officers, directors, director nominees and certain other senior officers upon the completion of this offering:

Name	Age	Position
Anthony E. Malkin**	49	Chairman of our Board of Directors, Chief Executive Officer and President
Peter L. Malkin	77	Chairman Emeritus
		Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*
David A. Karp**	52	Executive Vice President, Chief Financial Officer and Treasurer
Thomas P. Durels**	50	Executive Vice President
Thomas N. Keltner, Jr.**	65	General Counsel and Secretary

*	We expect our board of directors to determine that this director is independent for purposes of the NYSE corporate governance listing standards.
**	Denotes our expected named executive officers.

The following sets forth biographical information concerning the individuals who will be our executive officers, directors, director nominees and certain other senior officers upon the completion of this offering.

Anthony E. Malkin is our Chairman, Chief Executive Officer and President. Anthony E. Malkin joined his father and our Chairman Emeritus, Peter L. Malkin, as a principal of our predecessor in 1989 and may be deemed to be our promoter. As Chief Executive Officer and President, Anthony E. Malkin oversees all acquisitions, capital markets activities, leasing and corporate strategy. Prior to joining our predecessor, Anthony E. Malkin worked for Chemical Venture Partners, L.P. (now CCMP Capital Advisors, LLC), a then-recently formed venture capital and leveraged buyout affiliate of Chemical Financial Corporation and then briefly on his own to consult with and purchase small businesses. Anthony E. Malkin is a member of the Urban Land Institute, the Real Estate Roundtable, the Board of Governors of the Real Estate Board of New York, the Committee Encouraging Corporate Philanthropy, the Advisory Council of the National Resource Defense Council’s Center for Market Innovation and the Advisory Council of the Harvard Stem Cell Institute. Anthony E. Malkin is also member of the board of directors of GreenWood Resources, Inc., a sustainable forestry management company and a member of the advisory board of MissionPoint Capital Partners, a private investment firm focused on companies in the clean energy, energy efficiency and environmental finance sectors. Anthony E. Malkin guest lectures on real estate and family businesses at the McIntire School of Commerce at the University of Virginia. Anthony E. Malkin received a bachelor’s degree cum laude, General Studies, from Harvard College. Anthony E. Malkin was selected to serve as the Chairman of our Board of Directors based on his real estate experience, his network of industry relationships and his comprehensive knowledge of our business as the president of our predecessor.

Peter L. Malkin is our Chairman Emeritus. Peter L. Malkin joined his father-in-law and our co-founder, Lawrence A. Wien, as a principal of our predecessor in 1958, and was responsible for the syndication of property acquisition transactions completed by our predecessor. Peter L. Malkin is the founding chairman and currently a director of the Grand Central Partnership, a director of The 34th Street Partnership and a director of The Fashion Center Business Improvement District, each of which is a not-for-profit organization that provides supplemental public safety, sanitation and capital improvement services to a designated area in midtown Manhattan. Peter L. Malkin is also a member of the Executive Committee of the Board of Directors of Lincoln Center for the Performing Arts, (the longest serving board member of that institution), Chairman of the Dean’s Council of the John F. Kennedy School of Government at Harvard University, Co-Chair Emeritus of The Real Estate Council of the Metropolitan Museum of New York, founder and Honorary Co-Chair of the Committee Encouraging Corporate Philanthropy, a Director Emeritus of U.S. Trust Corporation, a member of the Advisory Committee of the Greenwich Japanese School, a partner in the New York City Partnership and Chamber of Commerce and a director of the Realty Foundation of New York. Peter L. Malkin received a bachelor’s degree summa cum laude, Phi Beta Kappa, from Harvard College and a law degree magna cum laude from Harvard Law School.

David A. Karp is our Executive Vice President and Chief Financial Officer and Treasurer. Mr. Karp joined our predecessor in November 2011 and is responsible for our finance, capital markets, investor relations and administration. Prior to joining our predecessor, from February 2006 to February 2011, Mr. Karp served as Managing Director and Chief Financial Officer, and from February 2009 to February 2011, he served as Chief Operating Officer of Forum Partners Investment Management, a global real estate private equity firm, where he was responsible for both firm-level and fund-level financial management and strategy, including risk management, treasury, foreign exchange and interest rate hedging, budgeting and debt financing. From January 1996 to August 2005, Mr. Karp served as President, Chief Operating Officer and Chief Financial Officer of Falcon Financial Investment Trust, a publicly-traded real estate investment trust and its predecessor. Mr. Karp received a bachelor’s degree summa cum laude in Economics from the University of California, Berkeley and an M.B.A. in Finance and Real Estate from the Wharton School at the University of Pennsylvania.

Thomas P. Durels is one of our Executive Vice Presidents. Mr. Durels joined our predecessor in 1990 and is responsible for our real estate activities, including property redevelopment, repositioning, leasing, management and construction. Mr. Durels also supervises our acquisition staff and oversees the development of Metro Tower. Prior to joining our predecessor, from February 1984 to April 1990, he served as Assistant Vice President- Engineering and Construction at Helmsley Spear, Inc., where Mr. Durels was responsible for construction and engineering of office, hotel, residential and retail properties, and he was also a licensed real estate salesperson, specializing in the sale of investment properties. Mr. Durels is a member of the Real Estate Board of New York, the Urban Land Institute and the Young Men’s and Women’s Real Estate Association, for which he served as Treasurer in 2003. Mr. Durels received a bachelor’s degree in Mechanical Engineering from Lehigh University.

Thomas N. Keltner, Jr. is our General Counsel and Secretary. Mr. Keltner joined our predecessor in 1978 and became its general counsel in 1997, and is responsible for leading a legal staff that provides and coordinates legal services in our predecessor’s transaction, compliance, and litigation matters. Mr. Keltner has served as a chair and/or member of bar association committees on both real estate and business entities, and he is a member of the Real Estate Board of New York and the New York Advisory Board of the Stewart Title Insurance Company. From 1974 to 1975, he served as law clerk to Judge Alfred P. Murrah, U.S. Court of Appeals (10th Circuit). Mr. Keltner received a bachelor’s degree cum laude from Harvard College and a law degree as a Stone Scholar from Columbia Law School.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•

of the seven persons who will serve on our board of directors immediately after the completion of this offering and the formation transactions, we expect that our board of directors will determine that six, or approximately 85%, of our directors are independent for purposes of the NYSE’s corporate governance listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the Securities and Exchange Commission, or the SEC;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

•	we do not have a stockholder rights plan.

Our business is managed by our senior management team, subject to the supervision and oversight of our board of directors, which has established investment policies described under “Policies with Respect to Certain Activities—Investment Policies” for our senior management team to follow in its day-to-day management of our business. Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Our Board’s Leadership Structure

Our board of directors understands there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the appropriate leadership may vary as circumstances warrant. Our board of directors currently believes it is in our company’s best interests to have Anthony E. Malkin serve as Chairman of our Board of Directors, Chief Executive Officer and President. Our board of directors believes combining these roles promotes effective leadership and provides the clear focus needed to execute our business strategies and objectives.

Our board of directors intends to select              to serve as our initial lead independent director. The lead independent director’s duties include chairing executive sessions of the independent directors, facilitating communications and resolving conflicts between the independent directors, other members of our board of directors and the management of our company, and consulting with and providing counsel to our chief executive officer as needed or requested. It is expected that the lead independent director will be rotated among our independent directors every two years.

Our Board’s Role in Risk Oversight

Our board of directors will play an active role in overseeing management of our risks. Upon completion of this offering, the committees of our board of directors will assist our full board in risk oversight by addressing specific matters within the purview of each committee. Our audit committee will focus on oversight of financial risks relating to us; our compensation committee will focus primarily on risks relating to executive compensation plans and arrangements; and our nominating and corporate governance committee will focus on reputational and corporate governance risks relating to our company including the independence of our board of directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe the leadership structure of our board of directors supports effective risk management and oversight.

Board Committees

Upon completion of this offering, our board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will have three directors and will be composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code.

Audit Committee

The audit committee will be comprised of             ,              and             , each of whom will be an independent director and “financially literate” under the rules of the NYSE.              will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the applicable SEC regulations.

The audit committee assists our board of directors in overseeing:

•	our financial reporting, auditing and internal control activities, including the integrity of our financial statements;

•	our compliance with legal and regulatory requirements and ethical behavior;

•	the independent auditor’s qualifications and independence;

•	the performance of our internal audit function and independent auditor; and

•	the preparation of audit committee reports.

The audit committee is also responsible for engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Consultant

We have retained FPL Associates LP, a compensation consulting firm, to provide advice regarding the executive compensation program for our senior management team following the completion of this offering. FPL Associates LP has not performed and does not currently provide any other services to management, our company or our predecessor. We have requested that FPL Associates LP provide analysis and recommendations regarding base salaries, annual bonuses and long-term incentive compensation for our executive management team, and a director compensation program for non-employee members of our board of directors.

Compensation Committee

The compensation committee will be comprised of             ,              and             , each of whom will be an independent director.              will chair our compensation committee.

The principal functions of the compensation committee will be to:

•

review and approve on an annual basis the corporate goals and objectives relevant to the compensation paid by us to our president and chief executive officer and the other members of our senior management team, evaluate our president and chief executive officer’s performance and the other members of our senior management team’s performance in light of such goals and objectives and, either as a committee or together with our independent directors (as directed by the board of directors), determine and approve the remuneration of our chief executive officer and the other members of our senior management team based on such evaluation;

•	oversee any equity-based remuneration plans and programs;

•	assist the board of directors and the chairman in overseeing the development of executive succession plans;

•	determine from time to time the remuneration for our non-executive directors; and

•	prepare compensation committee reports.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised of             ,              and             , each of whom will be an independent director.              will chair our nominating and corporate governance committee.

The nominating and corporate governance committee will be responsible for:

•	providing counsel to the board of directors with respect to the organization, function and composition of the board of directors and its committees;

•	overseeing the self-evaluation of the board of directors as a whole and of the individual directors and the board’s evaluation of management and report thereon to the board;

•	periodically reviewing and, if appropriate, recommending to the board of directors changes to, our corporate governance policies and procedures;

•	identifying and recommending to the board of directors potential director candidates for nomination; and

•	recommending to the full board of directors the appointment of each of our executive officers.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our directors and officers. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

Director Compensation

A member of our board of directors who is also an employee or affiliate of our company is referred to as an executive director. Executive directors will not receive compensation for serving on our board of directors. We intend to approve and implement a compensation program for our independent directors that consists of annual retainer fees and long-term equity awards. We will also reimburse each of our independent directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings. We have not made any payments to any of our independent director nominees to date.

Executive Compensation

Compensation Discussion and Analysis

We believe the primary goal of executive compensation is to align the interests of our senior management team with those of our stockholders in a way that allows us to attract and retain the best executive talent. Our board of directors has not yet formed our compensation committee. Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our senior management team. We anticipate the compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, share appreciation, the company’s competitive position within its segment of the real estate industry and each member of our senior management team’s long-term career contributions to the company. We expect compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards, and long-term cash and equity incentives measured by performance targets to be established by the compensation committee. In addition, our compensation committee may determine to make awards to new executive officers in order to attract talented professionals to serve us. We will pay base salaries and annual bonuses and expect to make grants of awards under our equity incentive plan to certain members of our senior management team, effective upon completion of this offering. These awards under our equity incentive plan will be granted to recognize such individuals’ efforts on our behalf in connection with our formation and this offering and to provide a retention element to their compensation.

Compensation of Named Executive Officers

Because we were only recently organized, meaningful individual compensation information is not available for prior periods. The following table sets forth the annualized base salary and other compensation that would have been paid in 2012 to our chief executive officer, our chief financial officer and the two other most highly compensated members of our senior management team, whom we refer to collectively as our “named executive officers,” assuming they were officers for all of 2012. The anticipated 2012 compensation for each of our named executive officers listed in the table below was determined through negotiations with them. We expect to disclose actual 2012 compensation for our named executive officers in 2013, to the extent required by applicable SEC disclosure rules.

Summary Compensation Table

	2012 Annualized Compensation		Stock Awards(2)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)	Total ($)(4)
Name and Principal Position	Salary ($)(1)	Bonus ($)

Anthony E. Malkin Chairman of the Board, Chief Executive Officer and President

David A. Karp Chief Financial Officer, Executive Vice President and Treasurer

Thomas P. Durels Executive Vice President

Thomas N. Keltner, Jr. General Counsel and Secretary

(1)	Salary amounts are annualized for the year ending December 31, 2012 based on the expected base salary levels to be effective upon consummation of this offering.
(2)

Reflects grant of LTIP units/shares of restricted Class A common stock under our equity incentive plan upon completion of this offering. Upon completion of this offering, we will grant             ,             ,              and              units/shares to each of Messrs. Malkin, Karp, Durels and Keltner, respectively.

(3)	The executive officers may receive certain perquisites or other personal benefits.
(4)

Amounts shown in this column do not include (i) the value of the LTIP unit/restricted Class A common stock grants (described in Note 2 above) that are expected to be granted to our named executive officers in connection with this offering or (ii) the value of the perquisites or other personal benefits our named executive officers will receive.

Employment Agreement

Upon completion of this offering, we intend to enter into a written employment agreement with Anthony E. Malkin. We anticipate that this employment agreement will provide an initial base salary to Mr. Malkin that is competitive to the compensation paid to officers at companies within the company’s peer group. In addition, Mr. Malkin will be eligible to receive an annual discretionary cash performance bonus, the amount of which will be determined based on the attainment of performance criteria established by our compensation committee. We will also grant Mr. Malkin a certain number of LTIP units and/or shares of restricted Class A common stock pursuant to our equity incentive plan. We anticipate that the employment agreement will provide that Mr. Malkin may be entitled to severance payments or the provision of other benefits from us in certain circumstances upon termination of his employment or upon a change of control. We also anticipate that the employment agreement will include certain employment restrictions including nondisclosure, non-compete, and non-solicitation provisions, and will require Mr. Malkin to devote a majority of his business time and attention to us subject to certain exceptions described in “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

401(k) Plan

We intend to adopt a tax-qualified 401(k) Retirement Savings Plan, or the 401(k) Plan. All eligible employees will be able to participate in our 401(k) plan, including our named executive officers. We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under our 401(k) plan, employees will be eligible to defer a portion of their salary, and we expect to match a portion of each eligible employee’s contributions. We do not intend to provide an option for our employees to invest in our Class A common stock through our 401(k) plan.

Equity Incentive Plan

Prior to the completion of this offering, we will adopt an equity incentive plan to provide incentive distributions to members of our senior management team, our independent directors, advisers, consultants and other personnel. Unless terminated earlier or renewed, our equity incentive plan will terminate in 2022, but will continue to govern unexpired awards. Our equity incentive plan provides for grants of stock options, shares of restricted Class A common stock, phantom shares, dividend equivalent rights and other equity-based awards.

Our equity incentive plan is administered by the compensation committee appointed for such purposes. The compensation committee, as appointed by our board of directors, has the full authority to (i) authorize the granting of awards to eligible persons, (ii) determine the eligibility of directors, members of our senior management team, advisors, consultants and other personnel to receive an equity award, (iii) determine the number of shares of Class A common stock to be covered by each award (subject to the individual participant limitations provided in our equity incentive plan), (iv) determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of our equity incentive plan), (v) prescribe the form of instruments evidencing such awards, (vi) make recommendations to our board of directors with respect to equity awards that are subject to board approval and (vii) take any other actions and make all other determinations that it deems necessary or appropriate in connection with our equity incentive plan or the administration or interpretation thereof. In connection with this authority, the compensation committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. From and after the consummation of this offering, the compensation committee will consist solely of independent directors, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director and will, at such times as we are subject to Section 162(m) of the Code and intend for awards to be treated as performance-based compensation for purposes of Section 162(m), qualify as an outside director for purposes of Section 162(m) of the Code, or, if no committee exists, the board of directors.

Available Shares

Our equity incentive plan provides for grants of stock options, shares of restricted Class A common stock, phantom shares, dividend equivalent rights and other equity-based awards up to an aggregate of             % of the issued and outstanding shares of our common stock as of the later of the date of this offering or the last closing date of any shares of our Class A common stock sold pursuant to the underwriters’ exercise of their option to purchase additional shares (on a fully diluted basis (assuming, if applicable, the exercise of all outstanding stock options, the conversion of all warrants and convertible securities into shares of Class A common stock and the exchange of all outstanding operating partnership units into shares of Class A common stock) and including shares to be sold pursuant to the underwriters’ exercise of their option to purchase up to an additional            shares of our Class A common stock), but excluding any shares issued or issuable under our equity incentive plan. If an award granted under our equity incentive plan expires, is forfeited or terminates, the shares of our Class A common stock subject to any portion of the award that expires, is forfeited or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless previously terminated by our board of directors, no new award may be granted under our equity incentive plan after the tenth anniversary of the earlier of date that such plan was approved by our board of directors or the holders of our common stock. Upon the completion of this offering, we will grant            LTIP units and/or shares of our restricted Class A common stock to our executive officers under our equity incentive plan and            shares of our restricted Class A common stock to our independent directors, which will be subject to certain vesting requirements.

To the extent the compensation committee deems appropriate, it will establish performance criteria and satisfy such other requirements as may be applicable in order to satisfy the requirements for performance-based compensation under Section 162(m) of the Code.

Awards Under the Plan

Stock Options. The terms of specific stock options, including whether stock options shall constitute “incentive stock options” for purposes of Section 422(b) of the Code, shall be determined by the compensation committee. The exercise price of a stock option shall be determined by the committee and reflected in the applicable award agreement. The exercise price with respect to stock options may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder, if permitted under our equity incentive plan) of the fair market value of our Class A common stock on the date of grant. Each stock option will be exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% stockholder, if permitted under our equity incentive plan). Incentive stock options may only be granted to our employees and employees of our subsidiaries. Stock options will be exercisable at such times and subject to such terms as determined by the compensation committee. We may also grant stock appreciation rights, which are stock options that permit the recipient to exercise the stock option without payment of the exercise price and to receive shares of Class A common stock (or cash or a combination of the foregoing) with a fair market value equal to the excess of the fair market value of the shares of our Class A common stock with respect to which the stock option is being exercised over the exercise price of the stock option with respect to those shares. The exercise price with respect to stock appreciation rights may not be lower than 100% of the fair market value of our Class A common stock on the date of grant.

Shares of Restricted Common Stock. A restricted stock award is an award of shares of Class A common stock that is subject to restrictions on transferability and such other restrictions the compensation committee may impose at the date of grant. Grants of shares of restricted Class A common stock will be subject to vesting schedules and other restrictions as determined by the compensation committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the compensation committee may determine. Except to the extent restricted under the award agreement relating to the shares of restricted Class A common stock, a participant granted shares of restricted Class A common stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the shares of restricted Class A common stock. Although dividends may be paid on shares of restricted Class A common stock, whether or not vested, at the same rate and on the same date as on shares of our Class A common stock (unless otherwise provided in an award agreement), holders of shares of restricted Class A common stock are prohibited from selling such shares until they vest.

Phantom Shares. A phantom share represents a right to receive the fair market value of a share of Class A common stock, or, if provided by the compensation committee, the right to receive the fair market value of a share of Class A common stock in excess of a base value established by the compensation committee at the time of grant. Phantom shares may generally be settled in cash or by transfer of shares of Class A common stock (as may be elected by the participant or the compensation committee or as may be provided by the compensation committee at grant). The compensation committee may, in its discretion and under certain circumstances (taking into account, without limitation, Section 409A of the Code), permit a participant to receive as settlement of the phantom shares installment payments over a period not to exceed ten years.

Dividend Equivalents. A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of dividends paid on shares of common stock otherwise subject to an award. The compensation committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The compensation committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

Other Share-Based Awards. Our equity incentive plan authorizes the granting of other awards based upon shares of our Class A common stock (including the grant of securities convertible into shares of Class A common stock and the grant of LTIP units), subject to terms and conditions established at the time of grant.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our Class A common stock issuable under our equity incentive plan.

Change in Control

Under our equity incentive plan, a change in control is defined as the occurrence of any of the following events: (i) the acquisition of more than 50% of our then outstanding shares of common stock or the combined voting power of our outstanding securities by any person; (ii) the sale or disposition of all or substantially all of our assets, other than certain sales and dispositions to entities owned by our stockholders; (iii) a merger, consolidation or statutory share exchange where our stockholders immediately prior to such event hold less than 50% of the voting power of the surviving or resulting entity; (iv) during any consecutive twenty-four calendar month period, the members of our board of directors at the beginning of such period, the “incumbent directors,” cease for any reason (other than due to death) to constitute at least a majority of the members of our board (for these purposes, any director whose election or nomination for election was approved or ratified by a vote of at least a majority of the incumbent directors shall be deemed to be an incumbent director); or (v) stockholder approval of a plan or proposal for our liquidation or dissolution.

Upon a change in control, the compensation committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, but only if the compensation committee determines that the adjustments do not have an adverse economic impact on the participants (as determined at the time of the adjustments).

Amendments and Termination

Our board of directors may amend, suspend, alter or discontinue our equity incentive plan but cannot take any action that would impair the rights of an award recipient with respect to an award previously granted without such award recipient’s consent unless such amendments are required in order to comply with applicable laws. Our board of directors may not amend our equity incentive plan without stockholder approval in any case in which amendment in the absence of such approval would cause our equity incentive plan to fail to comply with any applicable legal requirement or applicable exchange or similar requirement, such as an amendment that would:

•	other than through adjustment as provided in our equity incentive plan, increase the total number of shares of Class A common stock reserved for issuance under our equity incentive plan;

•	materially expand the class of directors, officers, employees, consultants and advisors eligible to participate in our equity incentive plan;

•	reprice any stock options under our equity incentive plan; or

•	otherwise require such approval.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law. For further details with respect to the limitation on the liability of our directors and officers, the indemnification of our directors and officers and the relevant provisions of the MGCL, see “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.” In addition, our directors and officers will be entitled to indemnification under the partnership agreement of our operating partnership; for further details see “Description of the Partnership Agreement of Empire State Realty OP, L.P.—Management Liability and Indemnification.”

We will obtain a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. Additionally, we intend to enter into indemnification agreements with each of our directors, executive officers, chairman emeritus and certain other parties upon the closing of this offering, which will require, among other things, that we maintain a comparable “tail” directors’ and officers’ liability insurance policy for six years after each director or executive officer ceases to serve in such capacity.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information subject to compliance with the terms of our insider trading policy. Prior to one year after the date of the completion of this offering (subject to potential extension, early termination and certain other conditions contained in the lock-up agreement) with respect to our senior management team, the sale of any shares under such plan will be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is a current or former officer or employee of ours or any of our subsidiaries. None of our named executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock and shares of our common stock into which operating partnership units are exchangeable immediately following the completion of this offering and the formation transactions for:

•	our directors and each of our director nominees;

•	each of our named executive officers;

•	each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering; and

•	all of our directors, director nominees and executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire within 60 days (such as shares of restricted Class A common stock that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Unless otherwise indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, Empire State Realty Trust, Inc., One Grand Central Place, New York, New York. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name and Address	Number of Shares of Common Stock Beneficially Owned(1)	Percent of All Shares of Common Stock(1)	Number of Shares of Common Stock and Operating Partnership Units Beneficially Owned(2)	Percent of All Shares of Common Stock and Operating Partnership Units(2)
Anthony E. Malkin
Peter L. Malkin
Director Nominee
Director Nominee
Director Nominee
Director Nominee
Director Nominee
Director Nominee
David A. Karp
Thomas P. Durels
Thomas N. Keltner, Jr.
The Helmsley estate
All directors, director nominees and executive officers as a group (10 persons)

*	Represents less than 1% of the number of shares of common stock outstanding upon the closing of this offering.
**	Represents less than 1% of the number of shares of common stock and operating partnership units, including LTIP units/shares of restricted Class A common stock outstanding immediately after the closing of this offering and the formation transactions.
(1)	Assumes a total of shares of common stock outstanding immediately after the closing of this offering and the formation transactions.

(2)	Assumes a total of shares of our common stock and operating partnership units are outstanding immediately after the closing of this offering and the formation transactions comprised of shares of Class A common stock, including shares of restricted Class A common stock and shares of our Class B common stock which may be exchanged on a one-for-one basis for shares of our Class A common stock, and operating partnership units which may be exchanged for cash or, at our option, shares of Class A common stock on a one-for-one basis beginning 12 months after the closing of this offering and LTIP units. In addition, share amounts for individuals, directors, director nominees and executive officers as a group assume that all operating partnership units, including LTIP units, held by the person are exchanged for shares of our Class A common stock. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the operating partnership units held by other persons are exchanged for shares of our Class A common stock.

We currently have outstanding 1,000 shares of common stock, all of which are owned by Anthony E. Malkin, our Chairman, Chief Executive Officer and President. Upon completion of this offering, we will repurchase all 1,000 shares of Class A common stock from Anthony E. Malkin at cost of $0.10 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Each property that will be owned by us through our operating partnership upon the completion of this offering and the formation transactions is currently owned directly or indirectly by the entities comprising our predecessor or is a property in which our predecessor has a non-controlling interest. Each of the existing entities has entered into a contribution agreement with us and our operating partnership in connection with the formation transactions, pursuant to which substantially concurrently with the completion of this offering it will contribute its assets (including its ownership interests in any of the properties) and liabilities to our operating partnership or our operating partnership’s subsidiaries in exchange for shares of our common stock, operating partnership units and/or cash, which it will distribute to its equity owners in accordance with their individual elections. Each of our predecessor’s management companies has entered into a merger agreement with us and our operating partnership in connection with the formation transactions, pursuant to which certain subsidiaries of our operating partnership will merge with and into such management company or pursuant to which such management company will merge with and into subsidiaries of us in exchange for shares of our common stock and/or operating partnership units, which will be issued to the equity owners of such management company. In addition, each of (i) the Malkin Group and (ii) the Helmsley estate and entities affiliated therewith, including the Leona M. and Harry B. Helmsley Charitable Trust, have entered into contribution agreements and merger agreements with us and our operating partnership, pursuant to which each of them will contribute their direct or indirect interests in certain existing entities to us in exchange for operating partnership units, shares of common stock and/or cash. The shares of Class A common stock that we will issue in the formation transactions to investors in certain of the existing entities will be registered pursuant to a registration statement on Form S-4 that we separately have filed with the U.S. Securities and Exchange Commission. To the extent that we or our subsidiaries (other than our operating partnership and its subsidiaries) are party directly to certain mergers in the formation transactions, we will contribute the assets received in such merger transactions to our operating partnership in exchange for operating partnership units. The value of the shares of our common stock and operating partnership units that we will issue, and the amount of cash that we will pay, in connection with the formation transactions will increase or decrease based on the actual public offering price of our Class A common stock. The existing entities and our predecessor’s management companies will declare final distributions to the investors in such entities, including members of our senior management team and certain of our directors, in an amount of approximately $            in the aggregate, and of which $             will be paid to the Malkin Group, including Peter L. Malkin and Anthony E. Malkin, in accordance to their ownership interests in each applicable existing entity and predecessor management company.

The consideration to be paid to each of the continuing investors and other owners of the existing entities in the formation transactions, in each case, will be based upon the terms of the applicable merger agreement or contribution agreement among us and our operating partnership, on the one hand, and the existing entities, certain owners of the existing entities or certain continuing investors, on the other hand. In all cases, the aggregate value of consideration to be paid to each continuing investor will be determined by applying his or her allocated share of ownership in each existing entity to the value of such existing entity. The “value” of each entity will be determined by applying the percentage that its “exchange value” bears to the “exchange values” of all such entities (as such “exchange values” are derived using the results of a relative valuation analysis of the existing entities as provided in the applicable merger agreement or contribution agreement, which valuation analysis was conducted by the independent valuer), to the total value of our portfolio and the property management business, as determined upon pricing of this offering. The actual value of the consideration to be paid by us to each of the continuing investors, in the form of common stock, operating partnership units or cash, ultimately will be determined at pricing based on the initial public offering price of our Class A common stock. For information regarding the determination of the initial public offering price of our Class A common stock, see “Structure and Formation of Our Company—Determination of Offering Price.”

The contribution agreements and merger agreements referenced above generally contain representations by existing entities and predecessor management companies with respect to the ownership of their assets and certain other limited matters. While these representations and warranties survive the closing of the formation transactions, neither the existing entities nor any of their members, managers, officers or employees, to the extent applicable, will be liable for any breaches of the surviving representations or warranties. Accordingly, our sole remedy against the existing entities (which generally anticipate liquidating after completion of the formation transactions) will be for breach of contract. Additionally, the continuing investors will provide us with no indemnification for breaches of the surviving representations and warranties contained in the merger agreements and contribution agreements. However, in connection with the formation transactions, Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, have entered into a representation, warranty and indemnity agreement, with us, pursuant to which they made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations subject to a $1,000,000 deductible and a cap of $25,000,000. They have pledged operating partnership units and shares of Class A common stock to our operating partnership with a value equal to $25,000,000 in order to secure their indemnity obligation, and such operating partnership units and shares of common stock are the sole recourse of our operating partnership in the case of a breach of any representation or warranty or other claim for indemnification.

Under the contribution and merger agreements, Anthony E. Malkin will directly and/or indirectly (through the Malkin Group) receive              shares of our Class A common stock,              shares of our Class B common stock, and              operating partnership units, representing, in aggregate, a             % beneficial interest in our company on a fully diluted basis (            % on a fully diluted basis if the underwriters exercise their option to purchase up to an additional              shares of our Class A common stock in full), and Peter L. Malkin will directly and/or indirectly (through the Malkin Group) receive              shares of our Class A common stock,              shares of our Class B common stock, and              operating partnership units representing, in aggregate, a             % beneficial interest in our company on a fully diluted basis (            % on a fully diluted basis if the underwriters exercise their option to purchase up to an additional              shares of our Class A common stock in full). Other members of our senior management team will receive an aggregate of              operating partnership units,              shares of our Class A common stock, and              shares of our Class B common stock representing a             % interest on a fully diluted basis (            % on a fully diluted basis if the underwriters exercise their option to purchase up to an additional              shares of our Class A common stock in full).

We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team and other contributors had the ability to influence the type and level of benefits that they will receive from us. Additionally, Anthony E. Malkin has a conflict of interest because we entered into agreements granting us the option to acquire long-term leasehold and/or sub-leasehold interests in the option properties in which the Malkin Group controls and owns economic interests. As a result, an exercise of such options by us could economically benefit him. A majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties.

For more detailed information regarding the terms of the formation transactions, including the benefits to related parties, see “Structure and Formation of Our Company—Formation Transactions.”

Tax Protection Agreement

Under the Code, taxable gain or loss recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the contributing partner, without any increased cash distribution to the contributing partner. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities may result in taxable gain to the partner.

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin that is intended to protect the Malkin Group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain of the tax consequences described above to a limited extent. First, this agreement will provide that the operating partnership will not sell, exchange, transfer or otherwise dispose of four of the existing properties, which we refer to in this section as protected assets, or any interest in a protected asset for a period of 12 years, with respect to First Stamford Place and the later of (x) eight years or (y) the death of Peter L. Malkin and Isabel W. Malkin for the three other protected assets unless:

(1)	Anthony E. Malkin consents to the sale, exchange, transfer or other disposition; or

(2)	the operating partnership delivers to each protected party thereunder a cash payment intended to approximate the tax liability arising from the recognition of the pre-contribution built-in gain resulting from the sale, exchange, transfer or other disposition of such protected asset (with the pre-contribution “built-in gain” being not more than the taxable gain that would have been recognized by such protected party had the protected asset been sold for fair market value in a taxable transaction at the time of the consolidation) plus an additional amount so that, after the payment of all taxes on amounts received pursuant to the agreement (including any tax liability incurred as a result of receiving such payment), the protected party retains an amount equal to such protected party’s total tax liability incurred as a result of the recognition of the pre-contribution built-in gain pursuant to such sale, exchange, transfer or other disposition; or

(3)	the disposition does not result in a recognition of any built-in gain by the protected party.

Second, with respect to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property), to protect against gain recognition resulting from a reduction in such continuing investor’s share of the operating liabilities, the agreement also will provide that during the period from the closing of this offering until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares they received in the formation transactions, which we refer to in this section as the tax protection period, the operating partnership will (i) refrain from prepaying any amounts outstanding under any indebtedness secured by the protected assets and (ii) use its commercially reasonable to refinance such indebtedness at or prior to maturity at its current principal amount, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible. The agreement also will provide that, during the tax protection period, the operating partnership will make available to such continuing investors the opportunity to (i) to enter into a “bottom dollar” guarantee of their allocable share of $160 million of aggregate indebtedness of the operating partnership meeting certain requirements or (ii) in the event our operating partnership has recourse debt outstanding and such a continuing investor agrees in lieu of guaranteeing debt pursuant to clause (i) above, to enter into a deficit restoration obligation, in each case, in a manner intended to provide an allocation of operating partnership liabilities to the continuing investor. In the event that a continuing investor guarantees debt of our operating partnership, such continuing investor will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. A deficit restoration obligation is a continuing investor’s obligation, under certain circumstances, to contribute a designated amount of capital to our operating partnership upon our operating partnership’s liquidation in the event that the assets of our operating partnership are insufficient to repay our operating partnership liabilities.

Because we expect that our operating partnership will at all times have sufficient liabilities to allow it to meet its obligations to allocate liabilities to its partners that are protected parties under the tax protection agreement, the operating partnership’s indemnification obligation with respect to “certain tax liabilities” would generally arise only in the event that the operating partnership disposes in a taxable transaction of a protected asset within the period specified above in a taxable transaction. In the event of such a disposition, the amount of our operating partnership’s indemnification obligation would depend on several factors, including the amount of

“built-in gain,” if any, recognized and allocated to the indemnified partners with respect to such disposition and the effective tax rate to be applied to such gain at the time of such disposition. Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $82.6 million.

The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, the operating partnership has agreed to use the “traditional method” for accounting for book-tax differences for the properties acquired by the operating partnership in the consolidation. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of the acquired properties in the hands of the operating partnership (1) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (2) in the event of a sale of such properties, could cause us to be allocated gain in excess of its corresponding economic or book gain (or taxable loss that is less than its economic or book loss), with a corresponding benefit to the partners transferring such properties to the operating partnership for interests in the operating partnership.

Other continuing investors who are not protected under the tax protection agreement and who, immediately prior to completion of this offering, owned an interest in a protected asset may benefit from the prohibition on disposing of such assets to the extent the prohibition prevents them from recognizing gain. However, unlike the Malkin Group, such continuing investors will not be a party to a tax protection agreement and will not be entitled to indemnification from our operating partnership if a protected asset is sold, nor is their consent required to dispose of a protected asset. In addition, a disposition of an existing property that is not a protected asset would not be subject to the tax protection agreement and could cause the continuing investors, including the Malkin Group, to recognize gain. We currently have no intention to sell or otherwise dispose of the protected assets or interest therein in taxable transactions during the restriction period.

Partnership Agreement

Concurrently with the completion of this offering, we will enter into the operating partnership agreement with the various persons receiving operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. As a result, such persons will become limited partners of our operating partnership. See “Description of the Partnership Agreement of Empire State Realty OP, L.P.”

Pursuant to the operating partnership agreement, limited partners of our operating partnership will have rights beginning 12 months after the completion of this offering to require our operating partnership to redeem all or part of their operating partnership units for cash equal to the then-current market value of an equal number of shares of our Class A common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their operating partnership units for shares of our Class A common stock on a one-for-one basis subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.”

Registration Rights

Upon completion of this offering and the formation transactions, we will enter into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. Under the registration rights agreement, subject to certain limitations, not later than 12 months from the beginning of the first full calendar month following the completion of this offering, we will file one or more registration statements, which we refer to as the resale shelf registration statements, covering the resale of all shares of Class A common stock issued in the formation transactions (to the extent not already registered), all shares of Class A common stock issued to our independent directors, all shares of our Class A common stock issued to members of our senior management team pursuant to our equity incentive plan, and all shares of Class A common stock that may be issued upon redemption of operating partnership units or upon conversion of our Class B common stock, or collectively the registrable shares. We may, at our option, satisfy our obligation to prepare and file a resale shelf registration statement with respect to shares of our Class A common stock issued upon redemption of operating partnership units or issued upon conversion of shares of our Class B common stock by filing a registration statement, which, collectively with the resale shelf registration statements, we refer to as the shelf registration statements, registering the issuance by us of shares of our Class A common stock under the Securities Act. We have agreed to use our commercially reasonable efforts to cause each shelf registration statement to be declared effective within 120 days of filing, which we refer to as the shelf effective date. Commencing upon the shelf effective date, under certain circumstances, we will also be required to undertake an underwritten offering upon the written request of the Helmsley estate or the Malkin Group, which we refer to as the holders, provided (i) the registrable shares to be registered in such offering will have a market value of at least $150 million, except that with respect to the fourth underwritten offering described in subclause (iii) below that is requested by the Helmsley estate, the registrable securities to be registered in such offering will have a market value of at least $100 million; (ii) we will not be obligated to effect more than two underwritten offerings during any 12-month period following the resale shelf effective date; and (iii) no holder will have the ability to effect more than four underwritten offerings. In addition, commencing six months after the completion of this offering and ending on the shelf effective date (unless the resale shelf registration statement has not been declared effective on the shelf effective date, in which case during each 180 day period following the shelf effective date), the holders will have demand rights to require us, subject to certain limitations, to undertake an underwritten offering with respect to the registrable shares having a market value of at least $150 million under a registration statement, provided, however, that any such registration shall not be counted for purposes of determining the four underwritten offerings described in the preceding sentence. In addition, if we file a registration statement with respect to an underwritten offering for our own account or on behalf of a holder, each holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. With respect to underwritten offerings on behalf of a holder, we will have the right to register such number of primary shares as we request; provided, however, that if cut backs are required by the managing underwriters of such an offering, our primary shares shall be cutback first (but in no event will our shares be cut back to less than $25 million).

We have also agreed to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses (except we will pay any holder’s out-of-pocket fees (including disbursements of such holder’s counsel, accountants and other advisors) up to $25,000 in the aggregate for each underwritten offering and each filing of a resale shelf registration statement or demand registration statement), and any transfer taxes.

Employment Agreement

We intend to enter into an employment agreement with Anthony E. Malkin that will become effective upon the consummation of this offering. This agreement will provide for salary, bonuses and other benefits, including among other things, severance benefits upon a termination of employment under certain circumstances and the issuance of equity awards. See “Management—Employment Agreement.”

Indemnification of Our Directors and Officers

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors, executive officers, chairman emeritus and certain other parties, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such as described in “Management—Limitation of Liability and Indemnification.”

Option Agreements

We have entered into the following option agreements with affiliates of our predecessor granting us the right to acquire each of the following two option properties or interests therein.

112-122 West 34th Street

Pursuant to our option agreements for 112-122 West 34th Street, we may acquire from 112 West 34th Street Associates L.L.C. and 112 West 34th Street Company Associates L.L.C., entities affiliated with our predecessor, their rights in the property, on or before the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment of certain ongoing litigation with respect to the property or (ii) six months after the completion of independent valuations described below, but in no event later than seven years from the completion of this offering. The purchase price will be based on an appraisal by independent third parties, unless we and the owners of 112-122 West 34th Street, with the consent of the Helmsley estate, agree to a negotiated price, and unless the litigation related to 112-122 West 34th Street is resolved prior to the closing of the consolidation, in which case investors in 112 West 34th Street Associates L.L.C. and 112 West 34th Street Company Associates L.L.C. will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. We have agreed that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on our behalf. One or more of our independent directors will lead the appraisal or negotiation process on our behalf and a majority of our independent directors must approve the price and terms of the acquisition of interests in our option property. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. As a result of the ongoing litigation, we cannot predict when or if we will acquire this property.

1400 Broadway

Pursuant to our option agreement for 1400 Broadway, we may acquire from 1400 Broadway Associates L.L.C., an entity affiliated with our predecessor, its rights in the property, on or before the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment of certain ongoing litigation with respect to the property or (ii) six months after the completion of independent valuations described below, but in no event later than seven years from the completion of this offering. The purchase price will be based on an appraisal by independent third parties, unless we and the owners of 1400 Broadway, with the consent of the Helmsley estate, agree to a negotiated price, and unless the litigation related to 1400 Broadway is resolved prior to the closing of the consolidation, in which case investors in 1400 Broadway Associates L.L.C. will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. We have agreed that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on our behalf. One or more of our independent directors will lead the appraisal or negotiation process on our behalf and a majority of our independent directors must approve the acquisition of interests in our option property. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. As a result of the ongoing litigation, we cannot predict when or if we will acquire this property.

Concurrently with the consummation of this offering, we intend to enter into management agreements with respect to each of the option properties.

Cash Amounts

As permitted under the contribution agreements and merger agreements entered into by us and the existing entities or our predecessor’s management companies, as applicable, the existing entities and our predecessor’s management companies will declare final distributions to the investors in such entities, including members of our senior management team and certain of their affiliates and related persons, in the amount of approximately $             in the aggregate (which amount is our estimate based on our historical combined balance sheet as of September 30, 2011), of which $             will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in each applicable existing entity and predecessor management company. We anticipate this amount will be lower on the date the existing entities declare their respective final distributions due to expenses they will incur and pay in operating their business prior to such declaration date. The contribution agreements and merger agreements provide that the existing entities and our predecessor’s management companies may distribute their cash (in the case of the existing entities, excluding from such distributable cash, any reserves on deposit with lenders for escrow accounts; amounts attributable to certain prepayments of rent, management fees or other income streams or expense reimbursements; and amounts held by the existing entities as security deposits or amounts otherwise required to be reserved by the existing entities pursuant to existing agreements with third parties) to their investors in accordance with the provisions of such entities’ organizational documents; provided that cash will only be distributed by any entity to the extent that it exceeds the normalized level of net working capital for the existing entity, as determined by our predecessor (determined based on the most recent quarterly financial statements). Such payments will not be made from the net proceeds of this offering.

Excluded Properties and Businesses

Our portfolio represents all of our predecessor’s Manhattan and greater New York metropolitan area office and retail assets in which it holds a majority interest. The Malkin Group, including Anthony E. Malkin, our Chairman, Chief Executive Officer and President, also owns controlling interests in six multi-family properties, five net leased retail properties, one former post office property which is subject to rezoning before it will be converted to a single tenant retail property, and a development parcel that is zoned for residential use. The Malkin Group also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to us in the formation transactions. We refer to the controlling and non-controlling interests described above collectively as the excluded properties. In addition, the Malkin Group owns interests in six mezzanine and senior equity funds, two industrial funds, the operations of five residential management offices and a registered broker dealer, none of which will be contributed to us in the formation transactions, and which we refer to collectively as the excluded businesses. The Malkin Group owns certain non-real estate family investments that will not be contributed to us in the formation transactions. We do not believe that the excluded properties or the excluded businesses are consistent with our portfolio geographic or property type composition, management or strategic direction.

Pursuant to management agreements with the owners of interests in those excluded properties and excluded businesses which historically were managed by affiliates of our predecessor, we will be designated as the manager. As the manager, we will be paid a management fee with respect to those excluded properties and businesses where our predecessor had previously received a management fee on the same terms as the fee paid to our predecessor, and reimbursed for our costs in providing the management services to those excluded properties and businesses where our predecessor had not previously received a management fee. Our management of the excluded properties and excluded businesses will represent a minimal portion of our overall business. There is no established time period in which we will manage such properties and businesses and Peter L. Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time.

Reimbursement of Pre-Closing Transaction Costs

As part of the contribution and option agreements, we will reimburse $             of expenses incurred in connection with the formation transactions and this offering that have been paid by our predecessor to each applicable existing entity and the option entities, and of which $             will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in our predecessor and each applicable existing entity.

Repayment of Loan to Existing Entity

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.17 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

Releases of Guarantees

Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain “bad boy guarantees” with respect to approximately $1.12 billion of mortgage loans (including currently undrawn amounts) on our properties, which will be assumed by us upon closing of the formation transactions in respect of obligations arising after the closing. In connection with this assumption, we will seek to have the guarantors released from these guarantees and to have our operating partnership assume any such guarantee obligations as replacement guarantor. To the extent lenders do not consent to the release of these guarantors, and they remain guarantors on assumed indebtedness following this offering, our operating partnership will enter into indemnification agreements with the guarantors pursuant to which our operating partnership will be obligated to indemnify such guarantors for any amounts paid by them under guarantees with respect to the assumed indebtedness.

Grants Under our Equity Incentive Plan

Prior to the completion of this offering, we will adopt an equity incentive plan. Our equity incentive plan provides for the grant of incentive awards to our senior management team, our independent directors, advisers, consultants and other personnel. We intend to issue              LTIP units/shares of restricted Class A common stock to our executive officers and our independent directors, respectively, upon completion of this offering, and intend to authorize and reserve an additional              shares of our Class A common stock for issuance under our equity incentive plan.

We anticipate that we will file a registration statement with respect to the shares of our Class A common stock issuable under our equity incentive plan following the consummation of this offering. Shares of our Class A common stock covered by this registration statement, including shares of our Class A common stock issuable upon the exercise of options or restricted shares of our Class A common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

For more information regarding our equity incentive plan, see “Management—Equity Incentive Plan.”

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Partnership

Following the consummation of this offering and the formation transactions, substantially all of our assets will be held, directly or indirectly, by, and our operations run through, our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for                  operating partnership units (or              operating partnership units if the underwriters exercise their option to purchase up to an additional              of shares of our Class A common stock in full). Our interest in our operating partnership will entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the general partner of our operating partnership, we generally will have the full, exclusive and complete responsibility and discretion under the operating partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the other limited partners described more fully below under the caption “Description of the Partnership Agreement of Empire State Realty OP, L.P.” Our board of directors will manage the business and affairs of our company by directing the affairs of our operating partnership.

Beginning on or after the date which is 12 months after the consummation of this offering, limited partners of our operating partnership will have the right to cause our operating partnership to redeem any or all of their operating partnership units for a cash amount equal to the then-current market value of one share of our Class A common stock per operating partnership unit, or, at our election, to exchange each of such operating partnership units for which a redemption notice has been received for shares of our Class A common stock on a one-for-one basis, subject to the ownership limits set forth in our charter and described under the caption “Description of Securities—Restrictions on Ownership and Transfer.” Each redemption of operating partnership units will increase our percentage ownership interest in our operating partnership and our share of its cash distributions and profits and losses. See “Description of the Partnership Agreement of Empire State Realty OP, L.P.”

Observatory TRS and Holding TRS, will be wholly-owned subsidiaries of our operating partnership after the formation transactions. We will elect, together with each of Observatory TRS and Holding TRS, to treat each of Observatory TRS and Holding TRS, respectively, as a TRS for U.S. federal income tax purposes. We may form additional TRSs in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to Observatory TRS and/or Holding TRS.

Formation Transactions

Prior to completion of this offering, we do not own or operate the property portfolio described in this prospectus. We currently operate our business through our predecessor. Our predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) a development parcel, and (c) certain management companies, which are owned by certain entities that are owned or controlled by Anthony E. Malkin and Peter L. Malkin and/or their affiliates and family members, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above). Upon consummation of this offering and the formation transactions, we will acquire the properties owned by the existing entities and operate the businesses described in this prospectus.

Prior to or concurrently with the completion of this offering, we will consummate the formation transactions, which consist of a series of contributions, mergers and other transactions and which are designed to:

•	consolidate the ownership of our portfolio and our predecessor’s management companies into our operating partnership, which we refer to as the consolidation;

•	facilitate this offering;

•	enable us to raise capital on more favorable, flexible terms than typical mortgage financings or financings that otherwise previously have been available to us as a private company;

•	enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012;

•	defer the recognition of taxable gain by certain continuing investors (as defined below); and

•	enable continuing investors to obtain liquidity (after the expiration of applicable lock-up periods) for their investments.

Pursuant to the formation transactions, the following have occurred or will occur prior to or concurrently with the completion of this offering (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•	We were formed as a Maryland corporation on July 29, 2011.

•	Our operating partnership was formed as a Delaware limited partnership on November 28, 2011. We are the sole general partner of our operating partnership.

•

We will acquire, prior to or concurrently with the completion of this offering, through a series of contributions and merger transactions, the assets and liabilities of our predecessor, and the holders of interests in our predecessor will receive operating partnership units, shares of our common stock and/or cash. We refer to holders of interests in our predecessor that will own operating partnership units and/or shares of our common stock following consummation of the formation transactions as predecessor continuing investors. The agreements relating to the consolidation are subject to customary closing conditions, including the closing of this offering.

•

We will acquire, through a series of contributions and merger transactions, the assets and liabilities of entities through which our predecessor holds non-controlling interests in four properties, or the related properties, for which our predecessor acts as the supervisor but which are not combined into our predecessor for accounting purposes and the holders of interests in such properties will receive operating partnership units, shares of our common stock and/or cash. We refer to holders of interests in these four properties that will own operating partnership units and/or shares of our common stock following consummation of the formation transactions as non-predecessor continuing investors. We refer to predecessor continuing investors and non-predecessor continuing investors collectively as the continuing investors.

•

We will jointly elect with Observatory TRS, which is the current lessee and operator of the observatory and which will be wholly owned by our operating partnership following the completion of this offering, for Observatory TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of this offering. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. In addition, we will jointly elect with Holding TRS, which will be wholly owned by our operating partnership following the completion of this offering, for Holding TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of this offering. Holding TRS and/or its wholly owned subsidiaries will provide certain construction services to third parties and will provide certain services to the tenants of our properties.

•

In consideration for the acquisition of our predecessor and the related properties, we expect to issue an aggregate of              operating partnership units (of which              units will be received by certain members of our senior management team, their affiliates and related persons and              operating partnership units will be received by our other continuing investors),              shares of our Class A common stock (of which              shares will be received by certain members of our senior management team, their affiliates and related persons and              shares will be received by our other continuing investors) and              shares of our Class B common stock (of which              shares will be received by certain members of our senior management team, their affiliates and related persons and              shares will be received by our other continuing

investors), and pay approximately $             in cash from the net proceeds of this offering (of which $             is expected to be paid to non-accredited investors, and none of which will be paid to members of our senior management team, their affiliates and related persons). The aggregate value of the consideration to be issued and paid by us in the consolidation will be approximately $             million (of which approximately $             million will be paid to certain members of our senior management team, their affiliates and related persons and $             million will be paid to our other continuing investors). An increase in the actual public offering price will result in an increase in the value of the consideration paid to continuing investors, including certain members of our senior management team, their affiliates and related persons. Likewise, a decrease in the actual public offering price will result in a decrease in the value of the consideration paid to continuing investors. Investors who are not “accredited investors,” as defined under Regulation D of the Securities Act, will receive cash consideration rather than shares of our common stock or operating partnership units to ensure that the issuance of common stock and/or operating partnership units to accredited investors in the formation transactions can be effected in reliance upon an exemption from registration provided by Section 4(2) and Regulation D of the Securities Act.

•

The aggregate historical combined net tangible book value of our predecessor was a deficit of approximately $(76.7) million as of September 30, 2011. Net tangible book value measures the historical costs of tangible assets (net of accumulated depreciation) reduced by outstanding tangible liabilities and is reflective of the manner in which assets and liabilities are recorded on the balance sheet of a business enterprise under GAAP. Because the net tangible book value of our predecessor is based on the historical costs of tangible assets acquired and tangible liabilities incurred over more than 50 years of business activities, we do not believe that net tangible book value is reflective of the fair market value of the existing entities.

•

As a result of the formation transactions, we will assume approximately $1.04 billion of total debt, and we expect to have approximately $179.1 million of additional borrowing capacity under our loans on a pro forma basis.

•

We will sell              shares of our Class A common stock in this offering and an additional              shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full. We will contribute the net proceeds from this offering to our operating partnership in exchange for              operating partnership units (or              operating partnership units if the underwriters exercise their option to purchase up to an additional              shares of our Class A common stock in full).

•

We intend to grant to certain members of our senior management team a total of              LTIP units and/or restricted shares of our Class A common stock, and we intend to grant              restricted shares of our Class A common stock to our independent directors, all of which LTIP units and shares will be subject to certain vesting requirements.

•

We have entered into a representation, warranty and indemnity agreement with Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, pursuant to which they have made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations subject to a $1,000,000 deductible and a cap of $25,000,000. Other than these individuals, none of the continuing investors, other owners of the existing entities or our predecessor will provide us with any indemnification.

•

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 17.8% of our annualized base rent as of September 30, 2011) to be acquired by the operating partnership in the formation transactions, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions.

•

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.17 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

•

We intend to enter into management agreements with the entities that own interests in the excluded properties and the excluded businesses. See “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

•

We have executed option agreements with affiliates of our predecessor granting us the right to acquire long-term leasehold and/or sub-leasehold interests in the option properties. Concurrently with the consummation of this offering, we intend to enter into management agreements with respect to each of the option properties. See “Certain Relationships and Related Transactions—Option Agreements.”

Consequences of This Offering and the Formation Transactions

Upon completion of this offering and the formation transactions (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•

Our operating partnership will directly or indirectly own 100% of the fee simple, leasehold or other interests in all of the properties in our portfolio and the assets of our predecessor’s management companies.

•

Purchasers of shares of our Class A common stock in this offering are expected to own             % of our outstanding common stock, or             % on a fully diluted basis. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, purchasers of shares of our Class A common stock in this offering will own             % of our outstanding common stock, or             % on a fully diluted basis.

•

Continuing investors will own             % of our outstanding common stock, or             % on a fully diluted basis. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, the continuing investors will own             % of our outstanding common stock, or             % on a fully diluted basis.

•

Continuing investors that receive shares of our Class B common stock in the formation transactions will own             % of our outstanding common stock, or             % on a fully diluted basis (            % of our outstanding common stock, or             % on a fully diluted basis, if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full), while such continuing investors will have             % of the voting power in our company (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full).

•	We are the sole general partner in our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for operating partnership units.

•

We will own             % of the operating partnership units and the continuing investors, including certain members of our senior management team, their affiliates and related persons, will own             % of the operating partnership units. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, we are expected to own             % of the operating partnership units and the continuing investors, including certain members of our senior management team, their affiliates and related persons, are expected to own             % of the operating partnership units.

•	We will have an option to purchase each of the option properties.

•

We expect to be a party to management agreements with the entities that own long-term leasehold and/or sub-leasehold interests in the option properties and with the entities that own interests in the excluded properties and the excluded businesses.

•	Substantially all of the current employees of our predecessor’s management companies will become our employees.

•

We expect to have pro forma total consolidated indebtedness of approximately $1.04 billion (based on September 30, 2011 pro forma outstanding balances), and we expect to have approximately $179.1 million of additional borrowing capacity under our loans on a pro forma basis.

The aggregate historical combined net tangible book value of the assets of our predecessor that we will acquire was a deficit of approximately $(76.7) million as of September 30, 2011. In exchange for these assets, we will assume approximately $1.04 billion in indebtedness, and we are expected to pay approximately $             in cash and issue              operating partnership units,              shares of our Class B common stock and              shares of our Class A common stock with a combined aggregate value of $             based on the mid-point of the range of prices set forth on the front cover of this prospectus. The initial public offering price does not necessarily bear any relationship to the book value or the fair market value of our assets.

Our Structure

The following diagram depicts our ownership structure upon completion of this offering and the formation transactions, based on the mid-point of the range of prices set forth on the front cover of this prospectus.(1)

(1)	On a fully diluted basis, our public stockholders, our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, are expected to own %, % and %, respectively, of our outstanding common stock. If the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, on a fully diluted basis, our public stockholders, our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, are expected to own %, % and %, respectively, of our outstanding common stock.
(2)	Our public stockholders, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, will own %, % and %, respectively, of our outstanding common stock, and we, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors will own %, % and %, respectively, of the outstanding operating partnership units. If the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, our public stockholders, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, will own %, % and %, respectively, of our outstanding common stock, and we, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors will own %, % and %, respectively, of the outstanding operating partnership units.

Benefits of This Offering and the Formation Transactions to Certain Parties

Upon completion of this offering or in connection with the formation transactions, our senior management team, our directors and our continuing investors will receive material benefits, including the following (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•

Anthony E. Malkin, our Chairman, Chief Executive Officer and President, together with the Malkin Group, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or              on a fully diluted basis), with a total value of $             million represented by              shares of our Class A common stock,              shares of our Class B common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

Peter L. Malkin, our Chairman Emeritus, together with the Malkin Group, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or              on a fully diluted basis), with a total value of $             million represented by              shares of our Class A common stock,              shares of our Class B common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

David A. Karp, our Chief Financial Officer, Executive Vice President and Treasurer, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or              on a fully diluted basis), with a total value of $             million represented by              LTIP units and/or restricted shares of Class A common stock.

•

Thomas P. Durels, our Executive Vice President, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or              on a fully diluted basis), with a total value of $             million represented by              shares of our Class A common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

Thomas N. Keltner, Jr., our General Counsel and Secretary, is expected to own             % of our outstanding common stock, or             % on a fully diluted basis (            % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or              on a fully diluted basis), with a total value of $             million represented by              shares of our Class A common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

We intend to enter into an employment agreement with Anthony E. Malkin, providing for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances and the issuance of equity awards as described under “Management—Executive Compensation” and “Management—Employment Agreement.”

•

We intend to enter into indemnification agreements with our directors, executive officers, chairman emeritus and certain other parties at the closing of this offering, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

•	We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 17.8% of our annualized base rent as of September 30, 2011) to be acquired by the operating partnership in the formation transactions, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions.

•	We have entered into the option agreements with affiliates of our predecessor.

•

We intend to enter into management agreements with the entities that own long-term leasehold and/or sub-leasehold interests in the option properties, which entities are owned in part by Anthony E. Malkin, together with the Malkin Group. See “Certain Relationships and Related Transactions—Option Agreements.”

•

We intend to enter into management agreements with the entities that own interests in the excluded properties and the excluded businesses, which entities are owned in part by Anthony E. Malkin, together with the Malkin Group. See “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

•

Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain “bad boy guarantees” with respect to approximately $1.12 billion of mortgage loans (including currently undrawn amounts) on our properties, which will be assumed by us upon closing of the formation transactions in respect of obligations arising after the closing. In connection with this assumption, we will seek to have the guarantors released from these guarantees and to have our operating partnership assume any such guarantee obligations as replacement guarantor. To the extent lenders do not consent to the release of these guarantors, and they remain guarantors on assumed indebtedness following this offering, our operating partnership will enter into indemnification agreements with the guarantors pursuant to which our operating partnership will be obligated to indemnify such guarantors for any amounts paid by them under guarantees with respect to the assumed indebtedness.

•

As part of the contribution agreements, we will release (i) Anthony E. Malkin and Peter L. Malkin from all claims, liabilities, damages and obligations against them related to their ownership of our predecessor’s management companies and interests in our predecessor and (ii) certain members of our senior management team from all claims, liabilities, damages and obligations against them related to their ownership in the existing entities and their employment with our predecessor’s management companies that exist at the closing of the formation transactions, other than breaches by them or entities related to them, as applicable, of the employment and non-competition agreement and the contribution agreements and the merger agreements entered into by them and these entities in connection with the formation transactions.

•

We intend to enter into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. The registration rights agreement will provide for the registration of our shares of Class A common stock received in the formation transactions or that are issuable upon the redemption, conversion or exchange of shares of Class B common stock or operating partnership units.

•	We intend to grant LTIP units and/or restricted shares of our Class A common stock, subject to certain vesting requirements, to each of our executive officers.

•	We intend to grant an aggregate of restricted shares of our Class A common stock to our independent directors.

•

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.17 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

•

As part of the contribution agreements, we will reimburse $             of expenses incurred in connection with the formation transactions and this offering that have been paid by each applicable existing entity and the option entities, and of which $             will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in our predecessor and each applicable existing entity.

•

The existing entities and our predecessor’s management companies will declare final distributions to the investors in such entities, including members of our senior management team and certain of our directors, in the amount of approximately $             in the aggregate, and of which $             will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in each applicable existing entity and predecessor management company.

We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team and other contributors had the ability to influence the type and level of benefits that they will receive from us. Additionally, Anthony E. Malkin has a conflict of interest because we entered into agreements granting us the option to acquire long-term leasehold and/or sub-leasehold interests in the option properties in which the Malkin Group controls and owns economic interests. As a result, an exercise of such options by us could economically benefit him. A majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties.

Determination of Offering Price

The initial public offering price of our Class A common stock will be determined in consultation with the underwriters. Among the factors that will influence the initial public offering price are our results of operations; our management; our estimated net income; our estimated funds from operations; our estimated cash available for distribution; our anticipated dividend yield; our growth prospects; the current market valuations for comparable REITs; financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us; and the state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, the consideration to be given in exchange by us for these properties and other assets may exceed their fair market value. The aggregate historical combined net tangible book value of the assets of our predecessor to be contributed to us was a deficit of approximately $(76.7) million as of September 30, 2011.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its affiliates. Our investment objectives are to increase cash flow available for distribution to our stockholders, increase the value of our properties and maximize long-term stockholder value through stable dividends and share appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of the properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership and operation, directly or indirectly, by our operating partnership of the properties that we will own following the formation transactions. We intend to focus primarily on Manhattan and greater New York metropolitan area office properties and, in addition, office and multi-tenanted retail properties in Manhattan and the greater New York metropolitan area. Future investment or redevelopment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership, if we determine that doing so would be the most effective means of raising capital. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, operating partnership units, preferred stock or options to purchase stock.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

Our current portfolio consists entirely of, and our business objectives emphasize, equity investments in commercial real estate. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to our qualification as a REIT, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We intend to invest primarily in entities that own commercial real estate. We have no current plans to invest in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our board of directors determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital. Certain members of our senior management team who hold operating partnership units may have their decision as to the desirability of a proposed disposition influenced by the tax consequences to them resulting from the disposition of a certain property. In addition, we may be obligated to indemnify certain continuing investors, including members of our senior management team, against adverse tax consequences to them in the event that we sell or dispose of certain properties in taxable transactions. See “Risk Factors—Risks Related to Our Organization and Structure—Tax consequences to holders of operating partnership units upon a sale or refinancing of our properties may cause the interests of certain members of our senior management team to differ from your own.”

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our board of directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our Class A common stock, growth and acquisition opportunities and other factors.

To the extent our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, including additional operating partnership units, retain earnings (subject to the distribution requirements applicable to REITs under the Code) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Conflict of Interest Policies

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 17.8% of our annualized base rent as of September 30, 2011) to be acquired by the operating partnership in the formation transactions, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and such continuing investor received in the formation transactions.

In addition, Anthony E. Malkin, together with the Malkin Group, has outside business interests which include ownership interests in the excluded properties and excluded businesses which we are not acquiring. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we have fiduciary duties, as a general partner, to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and its partners, may come into conflict with the duties of our directors and officers to our company. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partners of our operating partnership have agreed that in the event of such a conflict, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

Additionally, the operating partnership agreement expressly limits our liability by providing that neither the general partner of the operating partnership, nor any of its directors or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, our affiliates and each of our respective officers, directors and employees and any person we may designate from time to time in our sole and absolute discretion, including present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by an operating partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the operating partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the operating partnership agreement.

We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we will adopt a code of business conduct and ethics that prohibits conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand, except in compliance with the policy. Our code of business conduct and ethics will state that a conflict of interest exists when a person’s private interest interferes with our interest. For example, a conflict of interest will arise when any of our employees, officers or directors or any immediate family member of such employee, officer or director receives improper personal benefits as a result of his or her position with us. Our code of business conduct and ethics will also limit our employees, officers and directors from engaging in any activity that is competitive with the business activities and operations of our company, except as disclosed in this prospectus. Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with NYSE and Securities and Exchange Commission requirements. In addition, we will adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and to serve our interests and those of our stockholders. In addition, certain provisions of Maryland law are also designed to minimize conflicts. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Except with respect to the option properties, excluded properties, excluded businesses and certain non-real estate family investments owned and managed by Anthony E. Malkin and Peter L. Malkin, together with the Malkin Group, none of our senior management team will be permitted to compete with us during their employment with us.

Policies with Respect to Other Activities

We have authority to offer common stock, operating partnership units, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Empire State Realty OP, L.P.,” we expect, but are not obligated, to issue common stock to holders of operating partnership units upon exercise of their redemption rights. Except in connection with the formation transactions or pursuant to our equity incentive plan, we have not issued common stock, units or any other securities in exchange for property or any other purpose, although, as discussed above in “Investment in Real Estate or Interests in Real Estate,” we may elect to do so. After the consummation of the formation transactions, our board of directors has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in a manner consistent with our qualification as a REIT unless our board of directors determines that it is no longer in our best interest to qualify as a REIT. We have not made any loans to third parties, although we may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF EMPIRE STATE REALTY OP, L.P.

The following is a summary of the material provisions of the operating partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the operating partnership agreement. See “Where You Can Find More Information.” For the purposes of this section, references to the “general partner” refer to Empire State Realty Trust, Inc.

General

Our operating partnership is a Delaware limited partnership that was formed on November 28, 2011. Our company is the sole general partner of our operating partnership. Pursuant to the operating partnership agreement, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause the partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners have no power to remove the general partner without the general partner’s consent.

We may not conduct any business without the consent of a majority of the limited partners other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business of our operating partnership, our operation as a reporting company with a class of securities registered under the Exchange Act, the offering, sale syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures that the economic benefits and burdens of such property are otherwise vested in our operating partnership. We and our affiliates may also engage in any transactions with our operating partnership on such terms as we may determine in our sole and absolute discretion.

Our company is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. We are not liable under the operating partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that we have acted in good faith.

Upon completion of this offering and the formation transactions, substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and our operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Management Liability and Indemnification

Neither we nor our directors and officers are liable to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The operating partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion, including present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement (subject to the exceptions described below under “—Fiduciary Responsibilities”).

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner of our operating partnership has fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us and our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

The limited partners of our operating partnership expressly acknowledged that we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively.

LTIP Units

Upon completion of this offering, we may cause our operating partnership to issue LTIP units to our executive officers. These LTIP units will be subject to certain vesting requirements. In general, LTIP units are a class of partnership units in our operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding units in our operating partnership. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per unit basis, with our operating partnership’s common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with common units and therefore accrete to an economic value for the holder equivalent to common units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into common units, which in turn are redeemable by the holder for shares of our Class A common stock on a one-for-one basis or for the cash value of such shares, at our election. However, there are circumstances under which LTIP units will not achieve parity with common units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of our Class A common stock and may be zero.

Distributions

The operating partnership agreement provides that we may cause our operating partnership to make quarterly (or more frequent) distributions of all, or such portion as we may in our sole and absolute discretion determine, of available cash (which is defined to be cash available for distribution as determined by our general partner) (i) first, with respect to any operating partnership units and LTIP units that are entitled to any preference in accordance with the rights of such operating partnership unit or LTIP unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any operating partnership units and LTIP units that are not entitled to any preference in distribution, in accordance with the rights of such class of operating partnership unit or LTIP units (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the operating partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the operating partnership agreement, net income and net loss are allocated to the holders of operating partnership units or LTIP units holding the same class of operating partnership units or LTIP units in accordance with their respective percentage interests in the class at the end of each fiscal year. In particular, upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership unit or LTIP units holders. See “Management—Equity Incentive Plan.” The operating partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the operating partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the operating partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership will allocate tax items to the holders of operating partnership units or LTIP units taking into consideration the requirements of Section  704(c). See “U.S. Federal Income Tax Considerations.”

Redemption Rights

After 12 months of becoming a holder of operating partnership units (including any LTIP units that are converted into operating partnership units), each limited partner of our operating partnership will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require our operating partnership to redeem all or a portion of the operating partnership units held by such limited partner in exchange for a cash amount equal to the number of tendered operating partnership units multiplied by the price of a share of our Class A common stock (determined in accordance with, and subject to adjustment under, the terms of the operating partnership agreement), unless the terms of such operating partnership units or a separate agreement entered into between our operating partnership and the holder of such operating partnership units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered operating partnership units from the tendering partner in exchange for shares of our Class A common stock, based on an exchange ratio of one share of our Class A common stock for each operating partnership unit (subject to anti-dilution adjustments provided in the operating partnership agreement). It is our current intention to exercise this right in connection with any redemption of operating partnership units.

Transferability of Operating Partnership Units; Extraordinary Transactions

We will not be able to withdraw voluntarily from the operating partnership or transfer our interest in the operating partnership, including our limited partner interest unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the operating partnership agreement. The operating partnership agreement permits us to engage in a merger, consolidation or other combination, or sale of substantially all of our assets if:

•	we receive the consent of a majority in interest of the limited partners (excluding our company);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of partnership units; or

•

as a result of such transaction all limited partners will receive, or will have the right to receive, for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our Class A common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our Class A common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. Except with our consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote or effect a redemption with respect to such partnership units in any matter presented to the limited partners for a vote. We, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by us in our sole and absolute discretion.

Issuance of Our Stock and Additional Partnership Interests

Pursuant to the operating partnership agreement, upon the issuance of our stock other than in connection with a redemption of operating partnership units, we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, operating partnership units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, we may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by our operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

Pursuant to the operating partnership agreement, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, we have authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership.

Term

The term of the operating partnership commenced on November 28, 2011 and will continue perpetually, unless earlier terminated in the following circumstances:

•

a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•

an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;

•	the redemption (or acquisition by the general partner) of all operating partnership units that the general partner has authorized other than those held by our company; or

•

the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Operating Partnership Agreement

Amendments to the operating partnership agreement may only be proposed by the general partner. Generally, the operating partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	convert a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modify the limited liability of a limited partner;

•	alter the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alter or modify the redemption rights provided by the operating partnership agreement; or

•	alter or modify the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, we will have the power, without the consent of the limited partners, to amend the operating partnership agreement as may be required to:

•	add to our obligations or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•

reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the operating partnership agreement and to amend the list of operating partnership unit and LTIP unit holders in connection with such admission, substitution or withdrawal;

•

reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the operating partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the operating partnership agreement that will not be inconsistent with the law or with the provisions of the operating partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•

set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership units issued or established pursuant to the operating partnership agreement;

•

reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among our company and any qualified REIT subsidiary or entity that is disregarded as an entity separate from the general partner for U.S. federal income tax purposes;

•

modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the operating partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•	issue additional partnership interests; and

•

reflect any other modification to the operating partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner of the operating partnership and which does not otherwise require the consent of each partner adversely affected.

Certain provisions affecting our rights and duties as general partner, either directly or indirectly (e.g., restrictions relating to certain extraordinary transactions involving us or the operating partnership) may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by us).

DESCRIPTION OF SECURITIES

The following is a summary of the rights and preferences of our securities. While we believe the following description covers the material terms of our securities, the description does not purport to be complete and is subject to and is qualified in its entirety by reference to the MGCL and our charter and bylaws. We encourage you to read carefully this entire prospectus, our charter and bylaws and the other documents we refer to for a more complete understanding of our securities. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 400,000,000 shares of Class A common stock, $0.01 par value per share, which we refer to herein as the Class A common stock, up to 50,000,000 shares of Class B common stock, $0.01 par value per share, which we refer to herein as the Class B common stock and, together with the Class A common stock, we refer to herein as the “common stock”, and up to 50,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. After giving effect to this offering and the formation transactions,              shares of Class A common stock (             shares if the underwriters’ option to purchase up to              additional shares of our Class A common stock is exercised in full) and              shares of Class B common stock will be issued and outstanding on a fully diluted basis and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders are not generally liable for our debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

All of the shares of Class A common stock offered by this prospectus and Class B common stock issued in the formation transactions will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefore if, as and when authorized by our board of directors and declared by us, and the holders of our shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, each outstanding share of Class A common stock entitles the holder to one vote, and each outstanding share of Class B common stock entitles the holder to 50 votes, on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of Class A common stock and Class B common stock will vote together as a single class and will possess the exclusive voting power. There is no cumulative voting in the election of our directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Directors are elected by a plurality of all the votes cast in the election of directors. Under a plurality voting standard, directors who receive the greatest number of votes cast in their favor are elected to the board of directors. Please see “Certain provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Policy on Majority Voting.”

Holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our company and generally have no appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any such classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as otherwise provided in our charter, shares of common stock will have equal dividend, liquidation and other rights. Shares of Class B common stock are subject to automatic conversion into an equal number of shares of our Class A common stock upon certain direct or indirect transfers of Class B common stock held by the holder of Class B common stock to a person other than a permitted transferee. Shares of Class B common stock are also subject to automatic conversion upon certain direct or indirect transfers of operating partnership units held by the holder of such Class B common stock at a ratio of one share of Class B common stock for every 49 operating partnership units transferred to a person other than a permitted transferee. A “permitted transferee” with respect to a person is defined in our charter as a family member, affiliate or controlled entity of such person.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a share exchange unless the action is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors, the restrictions on ownership and transfer of our stock and the vote required to amend these provisions) may be approved by a majority of all of the votes entitled to be cast on the matter.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that may have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe the power of our board of directors to amend our charter from time to time to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that may, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in our best interest.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, no more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General.”

Our charter contains restrictions on the ownership and transfer of our shares of common stock and other outstanding shares of stock. The relevant sections of our charter provide that no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than             % in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the common stock ownership limit), or             % in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of our capital stock (the aggregate stock ownership limit). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” As an exception to this general prohibition, our charter permits the Malkin Family (as defined in our charter) to own in the aggregate up to             % in value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or capital stock. In addition, we intend to grant the Helmsley estate a waiver from this general prohibition, to the extent required. A person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or be deemed to beneficially own, by virtue of the applicable constructive ownership provisions of the Code, shares of our stock and/or, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than             % in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or             % in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock) by an individual or entity, could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limits.

Our board of directors may, in its sole discretion and subject to the receipt of such certain representations, covenants and undertakings deemed reasonably necessary by the board, prospectively or retroactively, exempt a person from the ownership limits and establish an excepted holder limit for such person. However, our board of directors may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. In order to be considered by the board of directors for exemption, a person also must provide our board of directors with information and undertakings deemed satisfactory to our board of directors that such person does not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own beneficially or constructively more than a 9.9% interest in the tenant if the income derived by us from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of our gross income (as determined for purposes of Section 856(c) of the Code) or (ii) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code. The person seeking an exemption must provide representations and undertakings to the satisfaction of our board of directors that it will not violate these restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to our qualification as a REIT.

In connection with the waiver of the ownership limits, creating an excepted holder limit or at any other time, our board of directors may, in its sole and absolute discretion, from time to time increase or decrease the ownership limits subject to the restrictions in the paragraph above; provided, however, that the ownership limits may not be decreased or increased if, after giving effect to such decrease or increase, five or fewer persons could own or beneficially own in the aggregate, more than 49.9% in value of our shares then outstanding. Prior to the modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. Reduced ownership limits will not apply to any person or entity whose percentage ownership in our shares of common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limits until such time as such person’s or entity’s percentage ownership of our common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of shares of our common stock or stock of all classes and series, as applicable, in excess of such percentage ownership of our shares of common stock or total shares of stock will be in violation of the ownership limits.

Our charter further prohibits:

•

any person from beneficially or constructively owning (taking into account applicable attribution rules under the Code) shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT;

•

any person from beneficially or constructively owning shares of our stock to the extent that such ownership would result in us owning (directly or indirectly) more than a 9.9% interest in one of our tenants (or a tenant of any entity which we own or control) if the income derived by us (either directly or indirectly through one or more partnerships or limited liability companies) from such tenant would reasonably be expected to equal or exceed the lesser of (a) one percent of our gross income (as determined for purposes of Section 856(c) of the Code) or (b) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; and

•

any person from transferring our shares of stock if such transfer would result in our shares of stock being beneficially owned by fewer than 100 persons (determined, as a general matter, without reference to any attribution rules).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the foregoing restrictions on ownership and transfer will be required to give written notice immediately to us (or, in the case of a proposed or attempted acquisition, at least 15 days prior written notice to us) and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT or in our owning (directly or indirectly) more than a 9.9% interest in one of our tenants (or a tenant of any entity which we own or control) if the income derived by us from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of our gross income (as determined for purposes of Section 856(c) of the Code) or (b) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, then generally that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for the benefit of the charitable beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be null and void.

Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner but the trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. To the extent the prohibited owner would receive an amount for such shares that exceeds the amount that such prohibited owner would have been entitled to receive had the trustee sold the shares held in the trust to a third party, such excess shall be retained by the trustee for the benefit of the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limitations set forth in the charter. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust and any dividend or other distribution paid to trustee shall be held in trust for the charitable beneficiary. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our shares of stock set forth in our charter, our board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide us with such additional information as we may request in order to determine the effect of the stockholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must provide us with such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates, or written statements of information delivered in lieu of certificates, representing shares of our stock will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

We expect the transfer agent and registrar for our shares of common stock to be             .

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW AND OUR CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law applicable to us and of our charter and bylaws. For a complete description, we refer you to the MGCL and our charter and bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to Maryland law and our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which is prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors we have may be established by our board of directors but that the number may not be less than the minimum number required by the MGCL nor more than 15. Our charter and bylaws currently provide that, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies. Holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of our directors at any annual meeting. Directors are elected by a plurality of all votes cast in the election of directors.

Removal of Directors

Our charter provides that subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Cause means, with respect to any particular director, a conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (1) removing incumbent directors except upon a substantial affirmative vote and for cause and (2) filling the vacancies created by such removal with their own nominees.

Policy on Majority Voting

Our board of directors will adopt a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively withheld from his or her election than votes for his or her election will, within two weeks following certification of the stockholder vote by our company, submit a written resignation offer to our board of directors for consideration by our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following certification by our company of the stockholder vote with respect to such election, make a recommendation to our board of directors concerning the acceptance or rejection of the resignation offer. Our board of directors will take formal action on the recommendation no later than 90 days following certification of the stockholder vote by our company. We will publicly disclose, in a Form 8-K filed with the SEC, the decision of our board of directors. Our board of directors will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person) and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute.

We cannot assure you our board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of the resolution described above will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal. If our board of directors opted back into the business combination statute or failed to first approve a business combination, the business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority; or (C) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we are able to make a Subtitle 8 election, vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal also requires cause, (2) vest in the board the exclusive power to fix the number of directorships and (3) require, unless called by the chairman of our board of directors, our chief executive officer, our president or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on any matter at such a meeting to call a special meeting.

Meetings of Stockholders

Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually at a date, time and place set by our board of directors beginning in 2013. The chairman of our board of directors, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders will also be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may be properly considered at a meeting of stockholders and containing the information required in our bylaws.

Amendments to Our Charter and Bylaws

Except for amendments to the provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of our shares of stock and the vote required to amend these provisions (each of which must be advised by our board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only with the approval of our board of directors and the affirmative vote of the stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter. However, our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Securities—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock and—Power to Reclassify Our Unissued Shares of Stock.”

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution of Our Company

The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice provisions set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (1) by or at the direction of our board of directors or (2) provided, that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders, including restrictions on ownership and transfer of our stock and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt into the business combination provisions of the MGCL or the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the contract or transaction is fair and reasonable to us.

Upon the closing of this offering, we intend to adopt a policy that requires all contracts and transactions between us or any of our subsidiaries, on the one hand, and any of our directors or named executive officers or any entity in which such director or named executive officer is a director or has a material financial interest, on the other hand, to be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation or in any proceeding charging improper personal benefit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors, executive officers, chairman emeritus and certain other parties, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such. Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering and the formation transactions, we expect to have outstanding              shares of our Class A common stock (             shares of our Class A common stock if the underwriters exercise their option to purchase up to              additional shares of our Class A common stock in full) and              shares of our Class B common stock. In addition, a total of              shares of our Class A common stock are reserved for issuance upon exchange of operating partnership units and conversion of Class B common stock and exchange of LTIP units issued under our equity incentive plan.

Of these shares, the              shares of our Class A common stock sold in this offering (             shares if the underwriters exercise their option to purchase up to              additional shares of our Class A common stock in full) and the              shares of our Class A common stock issued in the formation transactions to certain investors that held interests in certain public existing entities in consideration for the acquisition of our predecessor will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership and transfer set forth in our charter, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The              shares of our Class A common stock issued to certain investors that held interests in private existing entities in consideration for the acquisition of our predecessor will be “restricted shares” as defined in Rule 144 and may not be sold unless registered under the Securities Act or sold in accordance with any exemption from registration, including Rule 144. The              shares of our Class B common stock issued to certain investors in the formation transactions may not be sold or otherwise transferred or encumbered except as set forth in our charter.

Prior to this offering, there has been no public market for our Class A common stock. Trading of our Class A common stock on the NYSE is expected to commence immediately following the completion of this offering. No prediction can be made as to the effect that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class A common stock (including shares of our Class A common stock issued upon the exchange of operating partnership units or the exercise of stock options), or the perception that such sales are occurring or may occur, could adversely affect prevailing market prices of our Class A common stock. See “Risk Factors—Risks Related to This Offering—There has been no public market for our Class A common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the market price of shares of our Class A common stock and make it difficult for investors to sell their shares” and “Description of the Partnership Agreement of Empire State Realty OP, L.P.—Transferability of Operating Partnership Units; Extraordinary Transactions.”

Rule 144

After giving effect to this offering,              of our outstanding shares of Class A common stock that will be outstanding will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of              operating partnership units to certain of the continuing investors. Beginning on or after the date which is 12 months after the consummation of this offering, limited partners of our operating partnership have the right to require our operating partnership to redeem part or all of their operating partnership units for cash, or, at our election, shares of our Class A common stock, based upon the fair market value of an equivalent number of shares of our Class A common stock at the time of the redemption, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Empire State Realty OP, L.P.”

Registration Rights

Upon completion of this offering and the formation transactions, we will enter into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. Under the registration rights agreement, subject to certain limitations, not later than 12 months from the beginning of the first full calendar month following the completion of this offering, we will file one or more registration statements, which we refer to as the resale shelf registration statements, covering the resale of all shares of Class A common stock issued in the formation transactions (to the extent not already registered), all shares of Class A common stock issued to our independent directors, all shares of our Class A common stock issued to members of our senior management team pursuant to our equity incentive plan, and all shares of Class A common stock that may be issued upon redemption of operating partnership units or upon conversion of our Class B common stock, or collectively the registrable shares. We may, at our option, satisfy our obligation to prepare and file a resale shelf registration statement with respect to shares of our Class A common stock issued upon redemption of operating partnership units or issued upon conversion of shares of our Class B common stock by filing a registration statement, which, collectively with the resale shelf registration statements, we refer to as the shelf registration statements, registering the issuance by us of shares of our Class A common stock under the Securities Act. We have agreed to use our commercially reasonable efforts to cause each shelf registration statement to be declared effective within 120 days of filing, which we refer to as the shelf effective date. Commencing upon the shelf effective date, under certain circumstances, we will also be required to undertake an underwritten offering upon the written request of the Helmsley estate or the Malkin Group, which we refer to as the holders, provided (i) the registrable shares to be registered in such offering will have a market value of at least $150 million, except that with respect to the fourth underwritten offering described in subclause (iii) below that is requested by the Helmsley estate, the registrable securities to be registered in such offering will have a market value of at least $100 million; (ii) we will not be obligated to effect more than two underwritten offerings during any 12-month period following the resale shelf effective date; and (iii) no holder will have the ability to effect more than four underwritten offerings. In addition, commencing six months after the completion of this offering and ending on the shelf effective date (unless the resale shelf registration statement has not been declared effective on the shelf effective date, in which case during each 180 day period following the shelf effective date), the holders will have demand rights to require us, subject to certain limitations, to undertake an underwritten offering with respect to the registrable shares having a market value of at least $150 million under a registration statement, provided, however, that any such registration shall not be counted for purposes of determining the four underwritten offerings described in the preceding sentence. In addition, if we file a registration statement with respect to an underwritten offering for our own account or on behalf of a holder, each holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. With respect to underwritten offerings on behalf of a holder, we will have the right to register such number of primary shares as we request; provided, however, that if cut backs are required by the managing underwriters of such an offering, our primary shares shall be cutback first (but in no event will our shares be cut back to less than $25 million).

We have also agreed to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses (except we will pay any holder’s out-of-pocket fees (including disbursements of such holder’s counsel, accountants and other advisors) up to $25,000 in the aggregate for each underwritten offering and each filing of a resale shelf registration statement or demand registration statement), and any transfer taxes.

Equity Incentive Plan

Prior to the completion of this offering, we will adopt an equity incentive plan. Our equity incentive plan provides for the grant of incentive awards to our senior management team, our independent directors, advisers, consultants and other personnel. We intend to issue              LTIP units/shares of restricted Class A common stock to our executive officers and our independent directors, respectively, upon completion of this offering, and intend to reserve an additional              shares of our Class A common stock for issuance under our equity incentive plan.

We anticipate that we will file a registration statement with respect to the shares of our Class A common stock issuable under our equity incentive plan following the consummation of this offering. Shares of our Class A common stock covered by this registration statement, including shares of our Class A common stock issuable upon the exercise of options or shares of our restricted Class A common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

For more information regarding our equity incentive plan, see “Management—Equity Incentive Plan.”

Lock-up Agreements and Other Contractual Restrictions on Resale

We and each continuing investor, including members of our senior management team, and our independent directors have agreed with the representatives of the underwriters, subject to certain exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) owned by us or such person at the completion of this offering for a period of 180 days with respect to us and one year with respect to such other persons after the date of this prospectus without first obtaining the written consent of the representatives; provided, that, commencing on the date that is 180 days after the date of this prospectus, each continuing investor (other than the Malkin Group and members of our senior management team) may sell up to 50% of the shares of common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by it. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of any lock-up period referred to above, we issue an earnings release or material news or a material event relating to our company occurs or (y) prior to the expiration of the lock-up periods referred to above, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the applicable lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Individuals who purchase shares of our Class A common stock in the directed share program will be subject to a              lockup period from the date of this prospectus on the same basis as described above for our executive officers and our directors, including, if applicable, the extension period.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our Class A common stock. For purposes of this section under the heading “U.S. Federal Income Tax Considerations,” references to “the company,” “we,” “our” and “us” mean only Empire State Realty Trust, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. You are urged to both review the following discussion and to consult your tax advisor to determine the effects of ownership and disposition of our shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, current administrative interpretations and practices of the IRS, (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Except to the extent described below under “—Gross Income Tests,” no advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

This summary is also based upon the assumption that the operation of the company, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. In addition, this summary assumes that stockholders hold our Class A common stock as a capital asset, which generally means as property held for investment. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of the stockholder’s investment or tax circumstances, or to stockholders subject to special tax rules, such as:

•	U.S. expatriates;

•	persons who mark-to-market our common stock;

•	subchapter S corporations;

•	U.S. stockholders, as defined below, whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies, or “RICs”;

•	REITs;

•	trusts and estates;

•	holders who receive our Class A common stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding their interest through a partnership or similar pass-through entity;

•	persons holding a 10% or more (by vote or value) beneficial interest in us;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	non-U.S. stockholders, as defined below.

For purposes of this summary, a U.S. stockholder is a beneficial owner of our Class A common stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A non-U.S. stockholder is a beneficial owner of our Class A common stock who is neither a U.S. stockholder nor an entity that is treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR CLASS A COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR CLASS A COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK.

Taxation of the Company

We intend to elect and to qualify to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2012. We believe we have been organized and we intend to operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2012.

The law firm of Clifford Chance US LLP has acted as our counsel in connection with this offering. We will receive the opinion of Clifford Chance US LLP prior to effectiveness of the registration statement of which this prospectus forms a part to the effect that, commencing with our taxable year ending December 31, 2012, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Clifford Chance US LLP will be based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described herein are completed in a timely fashion and that we will at all times operate in accordance with the method of operation described in our organizational documents and registration statement. Additionally, the opinion of Clifford Chance US LLP is conditioned upon factual representations and covenants made by our management regarding our organization, assets, and present and future conduct of our business operations and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action that could adversely affect our qualification as a REIT. Although we believe we will be organized and intend to operate so that we will qualify as a REIT commencing with our taxable year ending December 31, 2012, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or us that we will so qualify for any particular year. Clifford Chance US LLP will have no obligation to advise us or the holders of our Class A common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Clifford Chance US LLP. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest. Our ability to qualify as a REIT for a particular year also requires that we satisfy certain asset and income tests during such year, some of which depend upon the fair market values of assets in which we directly or indirectly own an interest. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Certain Tax Considerations Related to our Formation Transactions

In connection with formation transactions, Malkin Properties CT and Malkin Construction will merge with and into us in a transaction that is intended to be treated as a tax-deferred reorganization under the Code. If each of the mergers qualifies as a reorganization for U.S. federal income tax purposes, we will succeed to the earnings and profits of Malkin Properties CT and Malkin Construction, and our tax basis of those assets acquired from Malkin Properties CT and Malkin Construction will be determined by reference to the tax basis of the asset in the hands of, as relevant, Malkin Properties CT and Malkin Construction.

Each of Malkin Properties CT and Malkin Construction has elected to be treated as an S Corporation for U.S. federal income tax purposes under Section 1361 of the Code. If the merger of either or both of Malkin Properties CT and Malkin Construction into us does not qualify as a reorganization for U.S. federal income tax purposes, and if such corporation failed to qualify as an S corporation for U.S. federal income tax purposes, such merger would generally be treated as a sale by such corporation of its assets to us in a taxable transaction, and we would succeed to any tax liability of such corporation with respect to such gain. Assuming that Malkin Properties CT and Malkin Construction, as the case may be, qualified as an S corporation at the time of the merger and had not otherwise succeeded to any such tax liabilities or to the assets of a subchapter C corporation in a carryover basis transaction, such corporation generally would not have any such U.S. federal income tax liability from the merger. However, in such event, such corporation may have certain state and local tax liabilities, and we would succeed to any such tax liabilities as the legal successor-in-interest to such corporation. If either or both of such mergers do not qualify as a reorganization for U.S. federal income tax purposes, as a general matter, we would not succeed to the earnings and profits of the merging corporation and our tax basis in the assets we acquire from such corporation would not be determined by reference to the tax basis of the asset in the hands of such corporation, regardless of whether such corporation qualified as an S corporation.

In addition, the U.S. federal income tax treatment of the formation transactions could affect our ability to qualify as a REIT, as discussed below under “—Taxation of REITs—Requirements for Qualification—General” and ““—Taxation of REITs—Requirements for Qualification—Tax on Built-In Gains.”

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT for a particular year depend upon our ability to meet, on a continuing basis during such year, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification as a REIT, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT.

For tax years through 2012, stockholders who are noncorporate U.S. stockholders are generally taxed on corporate dividends at a maximum rate of 15% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, ordinary dividends received by noncorporate U.S. stockholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2012. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “—Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to U.S. federal income tax as follows:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, as described below, such income will be subject to a 100% tax. See “—Requirements for Qualification—General—Prohibited Transactions,” and “—Requirements for Qualification—General—Foreclosure Property,” below.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or leasehold as “foreclosure property,” we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), and (2) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

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If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.

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If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

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If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

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If we fail to distribute on an annual basis at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, or the “required distribution,” we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which U.S. federal income tax is paid at the corporate level.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification—General.”

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We may be subject to a 100% excise tax on some items of income and expense that are directly or constructively paid between us, our tenants and/or any TRSs if and to the extent that the IRS successfully adjusts the reported amounts of these items.

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If we acquire appreciated assets from a subchapter C corporation (generally a corporation that is not a REIT, an RIC or an S corporation) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any of the assets during the 10-year period following our acquisition of the assets from the subchapter C corporation. The results described in this paragraph assume that the subchapter C corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when we acquire the assets. See “—Tax on Built-in Gains” below.

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We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include the stockholder’s proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in the stockholder’s income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for the stockholder’s proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our Class A common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

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We will have subsidiaries or own interests in other lower-tier entities that are taxable C corporations, including Observatory TRS, Holding TRS, and any other TRSs, the earnings of which could be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, transfer, franchise, property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)	that has no earnings and profits from any non-REIT taxable year as of a successor to any subchapter C corporation at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. Our charter provides restrictions regarding the ownership and transfer of our shares, which are intended, among other purposes, to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. We intend to monitor the beneficial owners of our stock to ensure that our stock is at all times beneficially owned by 100 or more persons, but no assurance can be given that we will be successful in this regard. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, we are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with the stockholder’s tax return disclosing the actual ownership of the shares and other information.

With respect to condition (8), we believe we will not initially have any earnings and profits from any non-REIT taxable year or as a successor to any subchapter C corporation. As described above in the section entitled “Formation Transactions” and under “—Certain Tax Considerations Related to our Formation Transactions,” in connection with this offering, we will acquire Malkin Properties CT and Malkin Construction in a transaction pursuant to which we will succeed to the earnings and profits of the corporations, we believe that such corporations are S corporations that have distributed all accumulated earnings and profits and therefore will not cause us to have any non-REIT earnings and profits. If, however, either Malkin Properties CT or Malkin Construction did not, at any time, qualify as an S Corporation, or otherwise succeeded to the earnings and profits of a subchapter C Corporation, and assuming that either or both of the mergers qualified as a reorganization for U.S. federal income tax purposes, we generally would succeed to the subchapter C earnings and profits of Malkin Properties CT and/or Malkin Construction. In such case, we would be required to distribute any such earnings and profits by the close of the taxable year in which the mergers occur or we would fail to qualify as a REIT.

With respect to condition (9), we intend to adopt December 31 as our taxable year-end and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding, for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest (including our interest in our operating partnership and its equity interests in any lower-tier partnerships), is treated as our assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

As discussed in greater detail in “—Tax Aspects of Investments in Partnerships” below, an investment in a partnership involves special tax considerations. For example, it is possible that the IRS could treat a subsidiary partnership as a corporation for U.S. federal income tax purposes. In this case, the subsidiary partnership would be subject to entity-level tax and the character of our assets and items of gross income would change, possibly causing us to fail the requirements to qualify as a REIT. See “—Tax Aspects of Investments in Partnerships—Entity Classification” and “—Failure to Qualify” below. In addition, special rules apply in the case of appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership. In general terms, these rules require that certain items of income, gain, loss and deduction associated with the contributed property be allocated to the contributing partner for U.S. federal income tax purposes. These rules could adversely affect us, for example, by requiring that a lower amount of depreciation deductions be allocated to us, which in turn would cause us to have a greater amount of taxable income without a corresponding increase in cash and result in a greater portion of our distributions being taxed as dividend income. See “—Tax Aspects of Investments in Partnerships—Tax Allocations with Respect to Partnership Properties” below.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, as described below under “—Requirements for Qualification—General—Effect of Subsidiary Entities—Taxable REIT Subsidiaries,” that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by us—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Requirements for Qualification—General—Asset Tests” and “—Requirements for Qualification—General—Gross Income Tests.”

Taxable REIT Subsidiaries. A REIT generally may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate U.S. federal, state, local and income and franchise taxes on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders. Observatory TRS and Holding TRS will each elect to be treated as a corporation for U.S. federal income tax purposes, and we intend to jointly elect with each of Observatory TRS and Holding TRS, respectively, for each to be treated as a TRS. This will allow Observatory TRS and Holding TRS to invest in assets and engage in activities that could not be held or conducted directly by us without jeopardizing our qualification as a REIT.

For purposes of the gross income and asset tests applicable to REITs, a REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of such subsidiary corporations in determining the REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that a REIT, due to the requirements applicable to REITs, might otherwise not be able to undertake directly or through pass-through subsidiaries (or, if such activities could be undertaken, it would only be in a commercially unfeasible manner) such as, for example, activities that give rise to certain categories of income such as management fees. If dividends are paid to us by one or more TRSs we may own, then a portion of the dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates (through 2012). See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders” and “—Requirements for Qualification—General—Annual Distribution Requirements.”

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, if a TRS has a debt to equity ratio as of the close of the taxable year exceeding 1.5 to 1, it may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

Rents received by us that include amounts for services furnished by a TRS to any of our tenants will not be subject to the excise tax if such amounts qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where (1) amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception; (2) a TRS renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable; (3) rents paid to us by tenants leasing at least 25% of the net leasable space at a property that are not receiving services from the TRS are substantially comparable to the rents paid to us by tenants leasing comparable space at such property and that are receiving such services from the TRS (and the charge for the services is separately stated); or (4) the TRS’s gross income from the service is not less than 150% of the TRS’s direct cost of furnishing the service. We intend that Holding TRS and/or its wholly owned subsidiaries will provide certain services to our tenants following the formation transactions. Although we intend to operate Holding TRS in a manner that does not cause us to be subject to the excise tax discussed above, there is no assurance that we will be successful in this regard.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gain from the disposition of shares of other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

Rents received by us will qualify as “rents from real property” in satisfying the 75% gross income test described above only if several conditions are met, including the following. The rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales or being based on the net income or profits of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property, if earned directly by us. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income, or through a TRS. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties if the gross income from such services does not exceed 1% of the total gross income from the property for the relevant taxable year. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the rents from treatment as rents from real property. If, however, the gross income from such non-customary services exceeds this 1% threshold, none of the gross income derived from the property for the relevant property is treated as rents from real property. For purposes of this test, the gross income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, we are permitted to provide services to tenants through a TRS without disqualifying the rental income received from tenants as rents from real property. While our operating partnership will provide services to our tenants directly following the formation transactions in a manner consistent with our qualification as a REIT, we intend to also cause Holding TRS and/or its wholly owned subsidiaries to provide certain other services following the formation transactions. Also, rental income will qualify as rents from real property only to the extent it is not treated as “unrelated party rent,” which generally includes rent from a tenant if we directly or indirectly (through application of certain constructive ownership rules) own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. However, rental payments from a TRS will qualify as rents from real property even if we own more than 10% of the total value or combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

Income from admissions to the Empire State Building observatory, and certain other income generated by the observatory, would not likely be qualifying income for purposes of the REIT gross income tests. We will jointly elect with Observatory TRS, the current lessee and operator of the observatory, which will be wholly owned by our operating partnership following the completion of this offering, for Observatory TRS to be treated as a TRS of ours for U.S. federal income tax purposes following the completion of this offering. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. Given the unique nature of the real estate comprising the observatory, we do not believe that there is any space in the Empire State Building or in the same geographic area as the Empire State Building that would likely be considered sufficiently comparable to the observatory for the purpose of applying the exception to related party rent described above. We have received from the IRS a private letter ruling that the rent that our operating partnership will receive from Observatory TRS pursuant to the lease described above will be qualifying income for purposes of the REIT gross income tests.

In addition, following completion of the offering our operating partnership will acquire various license agreements (i) granting certain third party broadcasters the right to use space on the tower on the top of the Empire State Building for certain broadcasting and other communication purposes and (ii) granting certain third party vendors the right to operate concession stands in the observatory. We have received from the IRS a private letter ruling that the license fees that our operating partnership will receive under these agreements will be treated as rental payments for the use of real property and therefore as qualifying income for purposes of the REIT gross income tests.

We are entitled to rely upon these rulings only to the extent that we did not misstate or omit a material fact in the ruling request and that we continue to operate in the future in accordance with the material facts described in such request, and no assurance can be given that we will always be able to do so. If we were not able to treat the rent that our operating partnership receives from Observatory TRS as qualifying income for purposes of the REIT gross income tests, we would be required to restructure the manner in which we operate the observatory, which would likely require us to cede operating control of the observatory by leasing the observatory to an affiliate or third party operator. If we were not able to treat the license fees that our operating partnership will receive from the license agreements described above as qualifying income for purposes of the REIT gross income tests, we would be required to enter into the license agreements described above through a TRS, which would cause the license fees to be subject to U.S. federal income tax and accordingly reduce the amount of our cash flow available to be distributed to our stockholders. In either case, if we are not able to appropriately restructure our operations in a timely manner, we would likely realize significant income that does not qualify for the REIT gross income tests, which could cause us to fail to qualify as a REIT.

Unless we determine that the resulting non-qualifying income under any of the following situations, taken together with all other non-qualifying income earned by us in the taxable year, will not jeopardize our qualification as a REIT, we do not intend to:

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charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

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rent any property to a related party tenant, including Observatory TRS, Holding TRS, or any other TRS, unless the rent from the lease to the TRS would qualify for the special exception from the related party tenant rule applicable to certain leases with a TRS;

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derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which no more than 15% of the total rent received under the lease; or

•	directly perform services considered to be non-customary or rendered to the occupant of the property.

We may receive distributions from Observatory TRS, Holding TRS, and any other TRSs or other C corporations that are neither REITs nor qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends received by us from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test, as described above, to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Although not currently anticipated, we may, on a selective basis, opportunistically make real estate-related debt investments, provided that the underlying real estate meets our criteria for direct investment. Under recent IRS guidance, we would be required to treat a portion of the gross income derived from a mortgage loan that is acquired at a time when the fair market value of the real property securing the loan is less than the loan’s face amount and there are other assets securing the loan as non-qualifying income for the 75% gross income test even if our acquisition price for the loan (that is, the fair market value of the loan at the time that we acquired it) is less than the value of the real property securing the loan. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless also qualify for purposes of the 95% gross income test.

In addition, although not currently anticipated, our opportunistic real estate-related debt investments may include mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns retail real estate assets. The IRS issued Revenue Procedure 2003-65, or the Revenue Procedure, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test (described above). Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Mezzanine loans that we acquire may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test (described above).

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property.

We expect to earn fees from certain construction services we will provide to our tenants and other third parties. Gross income from such services generally may only constitute qualifying income for purposes of the 75% and 95% gross income tests to the extent that it is attributable to construction services provided to our tenants in connection with the entering into or renewal of a lease. In addition, construction services provided to our tenants other than in such circumstances might constitute non-customary services. As a result, to the extent that we provide construction services to third parties or to tenants other than in connection with the entering into or renewal of a lease, we expect to provide such services through Holding TRS or another TRS, which will be subject to full corporate tax with respect to such income.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which we clearly identify as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of our company to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of the Company—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other REITs, and certain kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of Observatory TRS, Holding TRS, and any other TRSs held by us may not exceed 25% of the value of our total assets.

The 5% and 10% asset tests do not apply to securities of TRSs, qualified REIT subsidiaries or securities that are “real estate assets” for purposes of the 75% asset test described above. In addition, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. For these purposes, (1) a REIT’s interest as a partner in a partnership is not considered a security; (2) any debt instrument issued by a partnership (other than straight debt or another security that is excluded from the 10% value test) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries,” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partners).

As mentioned above, although not currently contemplated, we may, on a selective basis, opportunistically make real estate-related debt investments, provided the underlying real estate meets our criteria for direct investment. A real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Furthermore, under recent IRS guidance, unlike the rules described above that are applicable to the gross income tests, we would not be required to treat any portion of a mortgage loan as non-qualifying for the 75% asset test if at the time that we acquire the loan our acquisition price for the loan (that is, the fair market value of the loan at the time that we acquired it) does not exceed the fair market value of the real property securing the loan. Furthermore, although modifications of a loan held by us generally may be treated as an acquisition of a new loan for U.S. federal income tax purposes, a modification would not be treated as an acquisition of a new loan for these purposes provided that the modification is occasioned by a default or a significant risk of default.

After initially meeting the asset tests at the close of a quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values (including a failure caused solely by change in the foreign currency exchange rate used to value a foreign asset). If we fail to satisfy the asset tests because we acquire or increase our ownership interest in securities during a quarter, we can cure this failure by disposing of the non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, the 10% vote test, or the 10% value test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally, within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred) to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as the failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the relevant asset test.

We believe our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance with such tests on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. Moreover, the values of some of our assets, including the securities of Observatory TRS, Holding TRS, and any other TRSs or other non-publicly traded investments, may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our assets do not meet the requirements of the REIT asset tests.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(1)	the sum of:

•	90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and our net capital gains), and

•	90% of the net income from foreclosure property (after tax) as described below, and recognized built-in gain, as discussed above, minus

(2)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year, provided we pay such distribution with or before our first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement, and to give rise to a tax deduction to us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among our different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we would elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase their adjusted basis in our stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute on an annual basis at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such amount over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior periods) and (B) the amounts of income retained on which we have paid corporate income tax. We intend to distribute our net income to our stockholders in a manner that satisfies the REIT 90% distribution requirement and that protects us from being subject to U.S. federal income tax on our income and the 4% nondeductible excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the REIT distribution requirements due to timing differences between (1) the actual receipt of cash, including the receipt of distributions from any partnership subsidiaries and (2) the inclusion of items in income by us for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources including sales of our Class A common stock. Both a taxable stock distribution and sale of Class A common stock resulting from such distribution could adversely affect the price of our Class A common stock.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT qualification. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Tax on Built-In Gains

If we acquire appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation (a “carry-over basis transaction”), and if we subsequently dispose of any such assets during the 10 year period following the acquisition of the assets from the subchapter C corporation, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to us over the basis of such assets on such date, which we refer to as built-in gains. However, the built-in gains tax will not apply if the subchapter C corporation elects to be subject to an immediate tax when the asset is acquired by us.

As discussed above under “—Certain Tax Considerations Related to our Formation Transactions,” we intend that the merger of Malkin Properties CT and Malkin Construction with and into us will be carry-over basis transactions for U.S. federal income tax purposes. Assuming that both Malkin Properties CT and Malkin Construction have at all times qualified as S Corporations and have not otherwise acquired assets of a subchapter C Corporation in a carry over basis transaction, we will not be treated as acquiring assets from a subchapter C Corporation in a carry-over basis transaction as a result of the mergers. If, however, either Malkin Properties CT or Malkin Construction did not, at any time, qualify as an S Corporation, or otherwise acquired assets of a subchapter C Corporation in a carry-over transaction, and assuming that either or both of the mergers qualified as a reorganization for U.S. federal income tax purposes, the assets that we acquire from such entities could be subject to the built-in gains tax.

Recordkeeping Requirements

We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

Prohibited Transactions

Net income we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument in the REIT. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by us directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers, or that certain safe-harbor provisions of the Code discussed below that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property by Observatory TRS, Holding TRS, or any other TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

The Code provides a safe harbor that, if met, allows us to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, among other things, (i) we must have held the property for at least two years for the production of rental income (and, in the case of property which consists of land or improvements not acquired through foreclosure, we must have held the property for two years for the production of rental income), (ii) we capitalized expenditures on the property in the two years preceding the sale that are less than 30% of the net selling price of the property, and (iii) we (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) either (I) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year, or (II) the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year, and (III) in the case of either (I) or (II), substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. For these purposes, the sale of more than one property to one buyer as part of one transaction constitutes one sale.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

To the extent that we acquire non-performing or distressed debt secured by retail real estate assets with a view to subsequently taking control of the collateral (i.e., loan-to-own investments), any property that we acquire through such a transaction will not qualify to be treated as foreclosure property because it will not satisfy condition (2) in the preceding paragraph. However, provided that the income generated by such property is qualifying income for purposes of the 75% gross income test, such income will not be subject to tax at the maximum corporate rate assuming that it is currently distributed to our stockholders. See “—Requirements for Qualification—General—Annual Distribution Requirements.”

Tax Aspects of Investments in Partnerships

General

We will hold investments through entities that are classified as partnerships for U.S. federal income tax purposes, including our interest in our operating partnership and equity interests in lower-tier partnerships. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests, based on our capital interest in such partnerships. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by subsidiary partnerships, based on our capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of our interest in partnership assets will be based on our proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that we hold an equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

Entity Classification

The investment by us in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of our subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, could be subject to an entity-level tax on its income.

Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation that for U.S. federal income tax purposes if it is a “publicly traded partnership” and it does not receive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” Although our operating partnership units will not be traded on an established securities market, there is a significant risk that the right of a holder of operating partnership units to redeem the units for our Class A common stock could cause operating partnership units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. We expect that our operating partnership will initially qualify for one of these safe harbors. However, we cannot provide any assurance that our operating partnership will continue to do so for each of its taxable years. If our operating partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consisted of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income. We believe our operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to us to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences would cause our operating partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

If our operating partnership were taxable as a corporation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) or the gross income tests as discussed in “—Requirements for Qualification—General—Asset Tests” and “—Requirements for Qualification—General—Gross Income Tests” above, and in turn could prevent us from qualifying as a REIT. See “—Failure to Qualify,” below, for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of any of our subsidiary partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

The operating partnership agreement generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code of the Treasury Regulations promulgated under this section of the Code.

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

In connection with the formation transactions, appreciated property will be acquired by our operating partnership in exchange for interests in our operating partnership. The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, the operating partnership has agreed to use the “traditional method” for accounting for book-tax differences for the properties acquired by the operating partnership in the consolidation. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of the acquired properties in the hands of our operating partnership (1) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (2) in the event of a sale of such properties, could cause us to be allocated gain in excess of our corresponding economic or book gain (or taxable loss that is less than our economic or book loss), with a corresponding benefit to the partners transferring such properties to our operating partnership for interests in our operating partnership. Therefore, the use of the traditional method could result in our having taxable income that is in excess of our economic or book income as well as our cash distributions from our operating partnership, which might adversely affect our ability to comply with the REIT distribution requirements or result in a greater portion of our distributions being treated as taxable dividend income.

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT. Specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable in the case of noncorporate U.S. stockholders at a maximum rate (through 2012) of 15%, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we will be entitled to statutory relief in all circumstances.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our Class A common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our stock by the partnership.

Distributions. Provided that we qualify as a REIT, distributions made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our Class A common stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any is outstanding, and then to our common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates currently applicable to noncorporate U.S. stockholders who receive dividends from taxable subchapter C corporations.

In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has the stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains.

U.S. stockholders will increase their adjusted tax basis in our Class A common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 15% (through 2012) in the case of noncorporate U.S. stockholders, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for noncorporate U.S. stockholders, to the extent of previously claimed depreciation deductions.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a general matter, any such gain will be long-term capital gain if the shares have been held for more than one year. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

With respect to noncorporate U.S. stockholders, we may elect to designate, through 2012, a portion of our distributions paid to such U.S. stockholders as “qualified dividend income”. A portion of a distribution that is properly designated as qualified dividend income is taxable to noncorporate U.S. stockholders as capital gain, provided that the U.S. stockholder has held the Class A common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such Class A common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by us during such taxable year from subchapter C corporations (including any TRSs);

(2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

(3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time our REIT election became effective over the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic subchapter C corporation, such as Observatory TRS, Holding TRS, and any other TRSs, and specified holding period and other requirements are met.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Requirements for Qualification—General—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Common Stock. In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of our Class A common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the Class A common stock at the time of the disposition. A U.S. stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (as discussed above), less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other noncorporate U.S. stockholders upon the sale or disposition of shares of our Class A common stock will be subject to a maximum U.S. federal income tax rate of 15% for taxable years through 2012, if our Class A common stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2012) if our Class A common stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate holders) to a portion of capital gain realized by a noncorporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Prospective stockholders are advised to consult their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of our Class A common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of noncorporate taxpayers, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our Class A common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. stockholder as long-term capital gain.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our Class A common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. Although these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our Class A common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of our Class A common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to our Class A common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Expansion of Medicare Tax

Under newly enacted legislation, in certain circumstances, certain U.S. stockholders that are individuals, estates, and trusts pay a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of shares, effective for taxable years beginning after December 31, 2012. Prospective U.S. stockholders should consult their tax advisors regarding this new legislation.

Foreign Accounts

Under recently enacted legislation, certain payments made after December 31, 2013 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect of this recent legislation on their ownership and disposition of shares of their common stock.

Taxation of Tax-Exempt U.S. Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which is referred to in this registration statement as unrelated business taxable income, or “UBTI.” Although many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held our Class A common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our Class A common stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our Class A common stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c) (9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in our Class A common stock. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our stock.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock applicable to non-U.S. stockholders. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

Ordinary Dividends. The portion of dividends received by non-U.S. stockholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. stockholder generally will be treated as ordinary income and will be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our Class A common stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax (unless reduced or eliminated by an applicable income tax treaty) on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions. Unless (1) our Class A common stock constitutes a U.S. real property interest, or “USRPI,” or (2) either (A) the non-U.S. stockholder’s investment in our Class A common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (B) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions by us which are not treated as dividends for U.S. federal income tax purposes (i.e., not treaded as being paid out of our current and accumulated earnings and profits) will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will constitute a dividend for U.S. federal income tax purposes, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits and, therefore, did not constitute a dividend for U.S. federal income tax purposes. In addition, if our company’s Class A common stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. stockholder’s adjusted tax basis in our Class A common stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA,” at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding tax (at a rate of 10%) of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits plus the stockholder’s adjusted basis in our stock. As discussed below, we expect that our Class A Class A common stock will not be treated as a USRPI in the hands of a non-U.S. stockholder who holds less than 5% of our Class A common stock.

Because it will not generally be possible for us to determine the extent to which a distribution will be from our current or accumulated earnings and profits at the time the distribution is made, we intend to withhold and remit to the IRS 30% of distributions to non-U.S. stockholders (other than distributions that are deemed to be attributable to USRPI capital gains, as described in greater detail below) unless (i) a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate with us; or (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business. However, if we determine that any of our stock held by a non-U.S. stockholder is likely to be treated as a USRPI, we intend to withhold and remit to the IRS at least 10% of distributions on such stock even if a lower rate would apply under the preceding discussion.

Capital Gain Dividends. Under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries, or “USRPI capital gains,” will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of any distribution to the extent it is attributable to USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. However, this 35% withholding tax will not apply to any distribution with respect to any class of our stock which is “regularly traded” on an established securities market located in the United States (as defined by applicable Treasury Regulations) if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of such dividend. Instead, any such distribution will be treated as a distribution subject to the rules discussed above under “—Taxation of Stockholders—Taxation of Non-U.S. Stockholders—Ordinary Dividends.” Also, the branch profits tax will not apply to such a distribution.

A distribution is not attributable to USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are not attributable to USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. stockholder’s investment in our Class A common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year). We intend to withhold and remit to the IRS 35% of a distribution to a non-U.S. stockholder only to the extent that such distribution is attributable to USRPI capital gains. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability or refundable when the non-U.S. stockholder properly and timely files a tax return with the IRS.

Dispositions of Our Class A Common Stock. Unless our Class A common stock constitutes a USRPI, a sale of the stock by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. The stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. However, we expect that more than 50% of our assets will consist of interests in real property located in the United States.

Still, our Class A common stock nonetheless will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of its shares of Class A common stock or the period of existence), less than 50% in value of its outstanding stock is held directly or indirectly by non-U.S. stockholders. We expect to be a domestically controlled qualified investment entity and, therefore, the sale of our Class A common stock should not be subject to taxation under FIRPTA. Because our stock will be publicly traded, however, no assurance can be given that we will be, or that if we are, that we will remain, a domestically controlled qualified investment entity.

Specific “wash sale” rules applicable to sales of shares in a REIT could result in gain recognition, taxable under FIRPTA, upon the sale of our Class A common stock. These rules would apply if a non-U.S. stockholder (1) disposes of our Class A Class A common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. stockholder as gain from the sale or exchange of a USRPI, (2) is treated as acquiring, or as entering into a contract or option to acquire, other shares of our Class A Class A common stock during the 61-day period that begins 30 days prior to such ex-dividend date, and (3) if shares of our Class A Class A common stock are “regularly traded” on an established securities market in the United States, such non-U.S. stockholder has owned more than 5% of our Class A Class A common stock at any time during the one-year period ending on the date of such distribution.

In the event that we do not constitute a domestically controlled qualified investment entity, a non-U.S. stockholder’s sale of our Class A common stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) our Class A common stock is “regularly traded on an established securities market located in the United States” (as defined by applicable Treasury Regulations), and (2) the selling non-U.S. stockholder owned, actually or constructively, 5% or less of our outstanding Class A common stock at all times during the five-year period ending on the date of sale.

If gain on the sale of our Class A common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, including applicable alternative minimum tax (and a special alternative minimum tax in the case of non- resident alien individuals), and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our Class A common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder’s investment in our Class A common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Backup Withholding and Information Reporting

We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding (the current rate is 28%) with respect to dividends paid, unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify its non-foreign status.

We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our Class A common stock within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our Class A common stock conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Accounts

Recently enacted legislation may impose withholding taxes on U.S. source payments made after December 31, 2013 to “foreign financial institutions” and certain other non-U.S. entities and on certain non-U.S. source “pass-through” payments made, and disposition proceeds of U.S. securities realized, after December 31, 2014. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own shares of our Class A common stock through foreign accounts or foreign intermediaries and to certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our Class A common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, as a general matter, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective stockholders should consult their tax advisors regarding this legislation.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local and foreign taxation in various jurisdictions, including those in which they or we transact business, own property or reside. We will likely own interests in properties located in a number of jurisdictions, and we may be required to file tax returns and pay taxes in certain of those jurisdictions. The state, local or foreign tax treatment of our company and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisor regarding the application and effect of state, local and foreign income and other tax laws on an investment in our Class A common stock.

Proposed Legislation or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our Class A common stock.

Sunset of reduced tax rate provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include those related to the reduced maximum income tax rate for capital gain of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gain rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our class A common stock.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan, or plan, subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider the fiduciary standards under ERISA in the context of the plan’s particular circumstances before authorizing an investment of a portion of such plan’s assets in the shares of our Class A common stock. Accordingly, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA, “disqualified persons” within the meaning of Code). Thus, a plan fiduciary considering an investment in the shares of our Class A common stock should also consider whether the acquisition or the continued holding of the shares of our Class A common stock might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor, or the DOL.

The DOL has issued final regulations, or the DOL Regulations, as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the 1940 Act as amended, the plan’s assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The shares of our Class A common stock are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. We expect our Class A common stock to be “widely held” upon completion of this offering.

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are “freely transferable.” We believe the restrictions imposed under our charter on the transfer of our Class A common stock are limited to the restrictions on transfer generally permitted under the DOL Regulations are not likely to result in the failure of Class A common stock to be “freely transferable.” The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

We believe our Class A common stock will be “widely held” and freely transferable,” and therefore that our Class A common stock should be publicly offered securities for purposes of the DOL Regulations and that our assets should not be deemed to be “plan assets” of any plan that invests in our Class A common stock. operating partnership units may not be sold to or held by any “benefit plan investor” as defined under Section 3(42) of ERISA.

Each holder of our common stock will be deemed to have represented and agreed that either it is not subject to ERISA or Section 4975 of the Code, or its purchase and holding of such common stock (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Goldman, Sachs & Co.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to             % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, each continuing investor, including members of our senior management team, and our independent directors have agreed not to offer, sell, transfer or otherwise dispose of any common stock or securities convertible into or exchangeable for Class A common stock (including operating partnership units) for 180 days with respect to us and one year with respect to such other persons after the date of this prospectus without obtaining the prior written consent of the representatives; provided, however, that, commencing on the date that is 180 days after the date of this prospectus, each continuing investor (other than the Malkin Group and members of our senior management team) may sell up to 50% of the shares of our common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by it. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of any lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up periods referred to above, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the applicable lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We intend to apply to have our Class A common stock listed on the New York Stock Exchange under the symbol “ESB.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares of common stock to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of common stock may not develop. It is also possible that after the offering the shares of common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. These underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus may be available on the Internet Web site maintained by certain underwriters. Other than any prospectus in electronic format, the information on an underwriter’s Web site is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York. In addition, the description of U.S. federal income tax consequences contained in the section of the prospectus entitled “U.S. Federal Income Tax Considerations” is based on the opinion of Clifford Chance US LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Hogan Lovells US LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited (i) our balance sheet of Empire State Realty Trust, Inc. at September 30, 2011 as set forth in their report, (ii) the combined financial statements and financial statement schedules of Empire State Realty Trust, Inc., Predecessor at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 which, as to the years 2009 and 2008, are based in part on the reports of Margolin, Winer & Evens LLP, independent registered public accounting firm, as set forth in their reports on the financial statements as of and for the two years ended December 31, 2009 for 250 West 57th St. Associates L.L.C., Fisk Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., Lincoln Building Associates L.L.C., and the consolidated financial statements of Empire State Building Associates L.L.C., and the consolidated financial statements of Empire State Building Company L.L.C. and Affiliates, (iii) the statements of revenues and certain expenses of 1333 Broadway Associates, L.L.C. for each of the three years in the period ended December 31, 2010 as set forth in their report; (iv) the statements of revenues and certain expenses of 1350 Broadway Associates, L.L.C. for each of the three years in the period ended December 31, 2010 as set forth in their report; (v) the statements of revenues and certain expenses of 501 Seventh Avenue Associates, L.L.C. for each of the three years in the period ended December 31, 2010 as set forth in their report, and (vi) the consolidated financial statements of Empire State Building Company L.L.C. and Affiliates as of December 31, 2010 and for the year then ended as set forth in their report. We have included each of the aforementioned financial statements and schedules in this prospectus and elsewhere in the registration statement in reliance on the reports of Ernst & Young LLP and to the extent indicated in (ii) above, the reports of Margolin, Winer & Evens LLP, given on their authority as experts in accounting and auditing.

Margolin, Winer & Evens LLP, independent registered public accounting firm, has audited the consolidated financial statements of Empire State Building Company L.L.C. and Affiliates at December 31, 2009 and for each of the two years in the period ended December 31, 2009 as set forth in their report. We have included the financial statements referred to in this paragraph in this prospectus and elsewhere in the registration statement in reliance on the report of Margolin, Winer & Evens LLP, given on their authority as experts in accounting and auditing.

Unless otherwise indicated, the statistical and economic market data included in this prospectus, including information relating to the economic conditions within our markets contained in “Prospectus Summary” and “Economic and Market Overview” is derived from market information prepared for us by RCG Consulting Group, or RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG’s authority as an expert in such matters. We paid RCG a fee of $30,000 for its services.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.                        . Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act, with respect to the shares of Class A common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of Class A common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Interim Historical Combined Financial Statements (unaudited):
Consolidated Balance Sheets as of September 30, 2011 (unaudited)	F-111
Consolidated Statements of Income for the nine months ended September 30, 2011 and 2010 (unaudited)	F-113
Consolidated Statements of Equity for the nine months ended September 30, 2011 (unaudited)	F-114
Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010 (unaudited)	F-115
Notes to Consolidated Financial Statements	F-117

1333 Broadway Associates, L.L.C.:
Report of Independent Registered Public Accounting Firm	F-131
Statements of Revenues and Certain Expenses for the nine months ended September 30, 2011 and 2010 (unaudited) and for the years ended December 31, 2010, 2009 and 2008	F-132
Notes to the Statements of Revenues and Certain Expenses	F-133

1350 Broadway Associates L.L.C.:
Report of Independent Registered Public Accounting Firm	F-136
Statements of Revenues and Certain Expenses for the nine months ended September 30, 2011 and 2010 (unaudited) and for the years ended December 31, 2010, 2009 and 2008	F-137
Notes to the Statements of Revenues and Certain Expenses	F-138

501 Seventh Avenue Associates L.L.C.:
Report of Independent Registered Public Accounting Firm	F-142
Statements of Revenues and Certain Expenses for the nine months ended September 30, 2011 and 2010 (unaudited) and for the years ended December 31, 2010, 2009 and 2008	F-143
Notes to the Statements of Revenues and Certain Expenses	F-144

Empire State Realty Trust, Inc.

Unaudited Pro Forma Financial Information

(in thousands)

As used in these unaudited pro forma condensed consolidated financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean the Predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its consolidated subsidiaries upon consummation of its initial public offering, or this offering, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets of entities owning various controlling and non-controlling interests in real estate assets and the equity interests of certain management businesses controlled and managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the completion of this offering, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses, which we refer to as our formation transactions. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or the Operating Partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the Predecessor; (iii) facilitate this offering; and (iv) elect and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. We will not have any operating activity until the consummation of this offering and the formation transactions.

Empire State Realty Trust, Inc., Predecessor, or the Predecessor, is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that are owned or controlled by the Sponsors and/or their affiliates and family members, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities we collectively refer to as the non-controlled entities, and are presented as equity method investments in our historical combined financial statements. Specifically, the term the “Predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “the Predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The Predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities

As of September 30, 2011, properties controlled by the Sponsors and/or their affiliates and family members and whose operations are 100% consolidated into the financial statements of the Predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, that will support an approximately 340,000 rentable square feet office building and garage.

The acquisition of interests in the Predecessor will be recorded at historical cost at the time of the formation transactions.

Non-Controlled Entities

As of September 30, 2011, properties in which the Sponsors and/or their affiliates and family members own non-controlling interests and whose operations are reflected in the Predecessor’s consolidated financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York - Empire State Building

Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York - 1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York - 1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York - 501 Seventh Avenue

Associates L.L.C.

All of our business activities will be conducted through the Operating Partnership. We will be the sole general partner of the Operating Partnership. Pursuant to the formation transactions, our Operating Partnership will (i) acquire the assets of, or equity interests in, the controlled entities, (including the Predecessor’s management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, par value $0.01 per share, or the Class A common stock; shares of our Class B common stock, par value $0.01 per share, or the Class B common stock; operating partnership units of the Operating Partnership, or operating partnership units; and/or cash.

We will be a self-administered and self-managed REIT. Additionally, we will form one or more taxable REIT subsidiaries, or TRSs, that will be owned by the Operating Partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, including the Empire State Building observatory operations, parking facilities, cleaning services, property management and leasing, construction, mortgage brokerage, and property maintenance.

The unaudited pro forma condensed consolidated financial statements assume the closing of this offering and that prior to or concurrently with the closing of this offering, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, 100% of (i) the 18 properties in which the Predecessor owns a controlling or non-controlling interest, (ii) one development parcel in which the Predecessor owns a controlling interest and (iii) the business and assets of the Predecessor management businesses. In the aggregate, these interests, or the Interests, will comprise our ownership of our property portfolio. We will not acquire the Predecessor’s affiliates’ interests in the option properties, the excluded properties or the excluded businesses (each such term as defined in this prospectus) (none of which are reflected in the Predecessor’s financial statements).

For purposes of these unaudited pro forma condensed consolidated financial statements in this filing, we have assumed that we will acquire the Interests for an aggregate equity value of approximately $3,986,500. This amount represents the preliminary aggregate exchange value as determined by an independent valuation firm, or the independent valuer, for the purpose of allocating equity interests in the 18 office and retail assets, one development parcel and the Predecessor’s management companies that are being contributed to our company pursuant to the consolidation. The independent valuer’s preliminary appraisal was prepared for the purpose of determining these allocations and not for the purpose of establishing the absolute enterprise value of our company. However, we have used the independent valuer’s preliminary appraisal as our preliminary estimate in order to complete the pro forma financial statements for purposes of this filing. The independent valuer’s preliminary appraisal may be materially different from the market determination of the enterprise value of our company in this offering. The aggregate consideration for the acquisition of the Interests that will be shown in the pro forma condensed consolidated financial statements included in this prospectus relating to this offering will reflect an aggregate enterprise value based on the mid-point of the range of initial public offering prices per share set forth in this prospectus and not the aggregate exchange value as determined by the independent valuer.

The owners of the controlled entities, the non-controlled entities and the Predecessor’s management companies will receive shares of our Class A common stock, shares of our Class B common stock, operating partnership units, cash or a combination thereof (all of which is expected to be provided from the net proceeds of this offering) as consideration for the Interests. The number of shares of common stock and operating partnership units to be issued in the formation transactions will be determined by dividing the enterprise value of our company (which excludes indebtedness) as determined by market conditions at the time of this offering, or the enterprise value, by the actual initial public offering price per share reduced by the number of shares of common stock and operating partnership units which would have otherwise been issuable to investors in the controlled and non-controlled entities that receive cash.

As consideration for the acquisition of the Interests, we will issue to the investors in the controlled entities, the non-controlled entities and the Predecessor’s management companies an aggregate of              shares of our

Class A common stock,              shares of our Class B common stock,              operating partnership units and $             in cash. The cash amount will be provided by the net proceeds of this offering. The formation transactions will be consummated substantially concurrently with the closing of this offering.

We expect that the net proceeds from this offering will be approximately $             after deducting estimated underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the assumed underwriters’ option to purchase additional shares. We expect that the net proceeds from this offering will be used to repay debt, for debt assumption fees, transfer taxes and as cash consideration to (i) non-accredited investors in the private entities; (ii) investors in the public entities who elect cash consideration (up to a maximum of     % of their total consideration) for taxes they may incur due to the formation transactions; and (iii) tax-exempt investors in the private entities who elect cash consideration.

Following the completion of this offering and the formation transactions, we will be the sole general partner of, and own     % of the interests in, the Operating Partnership. We will have control over major decisions, including the decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, we will consolidate the assets, liabilities and operations of the Operating Partnership. We will contribute the net proceeds of this offering to the Operating Partnership in exchange for operating partnership units.

We have determined that the Predecessor is the acquirer for accounting purposes, and therefore the contribution of, or acquisition by merger in, the controlled entities is considered a transaction between entities under common control since the Sponsors control a majority of the assets of, or equity interests in, each of the controlled entities comprising the Predecessor. As a result, the acquisition of the assets of, or equity interests in, each of the controlled entities will be recorded at the Predecessor’s historical cost. The contribution of the assets of, or acquisition by merger in, the four non-controlled entities (including the Predecessor’s non-controlling interest in these entities) will be accounted for as an acquisition under the acquisition method of accounting and recognized as the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of these assets and liabilities has been allocated in accordance with Accounting Standards Codification, or ASC, Section 805-10, Business Combinations. Our methodology for allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and appraised values. We estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements), identified intangible lease assets and liabilities (consisting of acquired above-market leases, acquired in-place lease value, acquired below-market leases and goodwill) and assumed debt.

Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. The value allocated to in-place leases is amortized over the related lease term and reflected as a decrease to rental income. The value of above- and below-market leases is amortized over the related lease term and reflected as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. Goodwill is not amortized, but it is evaluated at least annually for impairment. The fair value of the debt assumed is determined using current market interest rates for comparable debt financings and the resulting premium is amortized as a component of interest expense over the remaining loan term.

The unaudited pro forma condensed consolidated financial statements as of, and for the nine months ended, September 30, 2011, and for the year ended December 31, 2010, are presented as if (i) the formation transactions, (ii) this offering, and related use of proceeds; and (iii) certain other miscellaneous adjustments are effective concurrent with this offering and had all occurred on September 30, 2011, for the unaudited pro forma condensed consolidated balance sheet and on January 1, 2010 for the unaudited pro forma condensed consolidated statements of operations.

The unaudited pro forma adjustments included herein reflect: (i) combining the properties and the Predecessor’s management companies as a result of the acquisition of the assets of the controlled entities (including the non-controlling interests) and the non-controlled entities through contributions and mergers by our company and the Operating Partnership and the issuance of operating partnership units, shares of our Class A common stock and shares of our Class B common stock and the payment of cash to the investors in the controlled and non-controlled entities as part of the formation transactions; (ii) the issuance of shares of our Class A common stock in this offering; (iii) the costs of entering into, and borrowings under, the secured term loan and the refinancing of existing mortgages secured by the Empire State Building with proceeds from such secured term loan; and (iv) other pro forma adjustments.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the combined historical financial statements of the Predecessor and the non-controlled entities, including the notes thereto, and other financial information and analysis, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements (i) are based on available information and assumptions that we deem reasonable; (ii) are presented for informational purposes only; (iii) do not purport to represent our financial position or results of operations or cash flows that would actually have occurred assuming completion of the formation transactions, this offering and other adjustments described above all had occurred on September 30, 2011, for the pro forma condensed consolidated balance sheet or on January 1, 2010 for the pro forma condensed consolidated statements of operations and unaudited pro forma condensed consolidated statement of cash flows; and (iv) do not purport to be indicative of our future results of operations or our financial position.

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Condensed Consolidated Balance Sheet

September 30, 2011

(unaudited and in thousands)

	Empire State Realty Trust, Inc. (A)	Predecessor (B)	Acquisition of Non-Controlling Entities (C)	Other Pro Forma Adjustments			Consolidated Balance Sheet Prior to the IPO	Proceeds from Offering		Use of Proceeds from Offering			Other Equity Adjustments (Q)	Company Pro Forma
Assets
Commercial real estate properties, net	$	$619,521	$519,820		$(15,600	)(D)	$1,123,741	$		$			$	$1,123,741
Cash and cash equivalents		125,924	16,452		(83,651	)(E)	58,725		(K)					55,125
												(L)
												(M)
												(N)
											(3,600	)(O)
												(P)
Restricted cash		26,968	41,540				68,508							68,508
Tenant and other receivables, net		13,101	6,978				20,079							20,079
Deferred rent receivables, net		46,664	—				46,664							46,664
Investment in non-controlled entities		84,693			(84,693	)(F)	—							—
Deferred costs, net		66,547	191,747		(18,256	)(G)	240,038							240,038
Due from affiliated companies		3,001			(2,266	)(H)	735							735
Prepaid expenses and other assets		8,747	12,123		(1,331	)(I)	19,539							19,539
Below-market ground lease			65,378				65,378							65,378
Goodwill			1,129,549				1,129,549							1,129,549

Total Assets	$	$995,166	$1,983,587		$(205,797)		$2,772,956	$			$(3,600)		$	$2,769,356

Liabilities
Mortgage notes payable	$	$919,010	$124,615	$			$1,043,625	$		$			$	$1,043,625
Unsecured loan and notes payable-related parties		18,337			(14,737	)(D)	3,600				(3,600	)(O)		—
Accrued interest payable		2,865	—				2,865							2,865
Accounts payable and accrued expenses		17,747	16,452				34,199							34,199
Due to affiliated companies		23,120	—		(12,439	)(H)	10,680							10,680
Deferred revenue and other liabilities		7,967	176,172		(351	)(J)	183,788							183,788
Tenants’ security deposits		16,315	8,544		—		24,859							24,859

Total Liabilities	$	$1,005,361	$325,783		$(27,527)		$1,303,616	$			$(3,600)		$	$1,300,016

Owners’ Equity (Deficit)
Common stock and additional paid in capital														$—
Total predecessor equity		(10,195)	1,657,804		(178,269)		1,469,340							1,469,340
Non-controlling interest														$—

Total Equity	$	$(10,195)	$1,657,804		$(178,269)		$1,469,340	$		$			$	$1,469,340

Total Liabilities and Owners’ Equity (Deficit)	$	$995,166	$1,983,587		$(205,797)		$2,772,956	$			$(3,600)		$	$2,769,356

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Condensed Consolidated Statements of Income

For the Nine Months Ended September 30, 2011

(unaudited and in thousands except per share amounts)

	Empire State Realty Trust, Inc. (AA)	Predecessor (BB)	Acquisition of Non-Controlled Entities (CC)	Adjustments		Company Pro Forma
Revenues
Rental revenue	$	$126,768	$103,571	$(9,520	)(DD)	$220,819
Tenant expense reimbursement		22,869	24,158			47,027
Third party management and other fees		4, 671				4,671
Construction revenue		35,323				35,323
Observatory revenue			62,943			62,943
Other income and fees		9,909	4,101	(2,590	)(EE)	11,420

Total Revenues		199,540	194,773	(12,110)		382,203

Expenses
Operating expenses		40,520	60,076			100,596
Marketing, general, and administrative expenses		13,431	5,310	(1,960	)(FF)
				6,300	(GG)
					(HH)
					(II)	23,083
Observatory expenses			14,967			14,967
Construction expenses		34,121				34,121
Real estate taxes		21,968	28,375			50,343
Depreciation and amortization		25,773	16,038			41,811

Total Operating Expenses		135,813	124,768	4,340		264,921

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities		63,727	70,005	(16,450)		117,282

Interest expense, net		41,732	3,764	740	(JJ)	46,237

Income from Operations before Equity in Net Income of Non-controlled Entities		21,995	66,241	(17,190)		71,045
Equity in net income of non-controlled entities		12,239		(12,239	)(KK)

Net income (loss)	$	$34,234	$66,241	$(29,429)		$71,045

Less: net (income) loss attributable to non-controlling interests					(LL)
Net Income (loss) attributable to equity owners

Pro forma weighted avereage common shares outstanding—basic and diluted
Pro forma weighted avereage operating partnership units outstanding—basic and diluted

Pro forma basic earnings (loss) per share					(MM)

Pro forma diluted earnings (loss) per share					(NN)

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Condensed Consolidated Statements of Income

For the Year Ended December 31, 2010

(unaudited and in thousands except per share amounts)

	Empire State Realty Trust, Inc. (AA)	Predecessor (BB)	Acquisition of Non-Controlled Entities (CC)	Adjustments		Company Pro Forma
Revenues
Rental revenue	$	$166,159	$124,260	$(17,062	)(DD)	$273,357
Tenant expense reimbursement		32,721	37,343			70,064
Third party management and other fees		3,750				3,750
Construction revenue		27,139				27,139
Observatory revenue			78,880			78,880
Other income and fees		16,776	5,881	(1,254	)(EE)	21,403

Total Revenues		246,545	246,364	(18,316)		474,593

Expenses
Operating expenses		$60,356	$81,938			$142,294
Marketing, general, and administrative expenses		13,924	8,173	(763	)(FF)
				2,200	(GG)
					(HH)
					(II)	23,534
Observatory expenses			18,395			18,395
Construction expenses		27,581				27,581
Real estate taxes		27,585	35,824			63,409
Depreciation and amortization		34,041	23,440			57,481

Total Operating Expenses		163,487	167,770	1,437		332,694

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities		83,058	78,594	(19,753)		141,899

Interest expense, net		52,264	4,717	309	(JJ)	57,290

Income from Operations before Equity in Net Income of Non-controlled Entities		30,794	73,877	(20,062)		84,609
Equity in net income of non-controlled entities		15,324		(15,324	)(KK)

Net income (loss)	$	$46,118	$73,877	$(35,386)		$84,609

Less: net (income) loss attributable to non-controlling interests					(LL)
Net income (loss) attributable to equity owners						$—

Pro forma weighted avereage common shares outstanding—basic and diluted
Pro forma weighted avereage operating partnership units outstanding—basic and diluted

Pro forma basic earnings (loss) per share					(MM)

Pro forma diluted earnings (loss) per share					(NN)

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):

(A)	Represents the audited historical condensed balance sheet of Empire State Realty Trust, Inc. as of September 30, 2011. We have had no corporate activity since our formation on July 29, 2011, other than the issuance of 1,000 shares of our common stock in connection with our initial capitalization for $0.10 per share, which was paid on July 29, 2011. We expect to conduct our business activities through the Operating Partnership upon completion of this offering and the formation transactions. At such time, we, as the sole general partner of the Operating Partnership, are expected to own % of the interests in the Operating Partnership and will have control over major decisions, including decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, under generally accepted accounting principles in the United States, or GAAP, we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

(B)	Reflects the historical condensed combined balance sheet of the Predecessor as of September 30, 2011. Because Empire State Realty Trust, Inc., the accounting acquirer, and the Predecessor are under common control, the Predecessor’s assets and liabilities will be recorded at their historical cost basis.

(C)	Reflects the acquisition by us of the ownership interests (including the Predecessor’s non-controlling interests) in: (i) Empire State Building Company L.L.C. (“Empire State Building Company”); (ii) 1350 Broadway Associates L.L.C. (“1350 Broadway”); (iii) 1333 Broadway Associates L.L.C. (“1333 Broadway”); and (iv) 501 Seventh Avenue Associates, L.L.C. (“501 Seventh Avenue”) in exchange for cash, shares of our Class A common stock, shares of our Class B common stock and/or operating partnership units and the assumption of debt on the properties having an assumed aggregate equity value of $1,089,789 (based on the preliminary aggregate exchange value as determined by the independent valuer), representing the controlling interests in the non-controlled entities. The Predecessor is responsible for the day-to-day management of these entities, has a non-controlling ownership interest in such entities and therefore such ownership interests have been included in the Predecessor’s financial statements as equity method investments. After acquisition of the ownership interests in the non-controlled entities (including the Predecessor’s non-controlling interests therein), such entities will be 100% owned and consolidated by us. The acquisition of the non-controlled entities will be accounted for as an acquisition under the purchase method of accounting in accordance with ASC 805-10, Business Combinations.

The acquisition method of accounting was used to allocate the fair value to tangible and identified intangible assets and liabilities acquired. The amounts allocated to net real estate, which includes buildings and building improvements, are depreciated over their estimated useful lives of 39 years. The amounts allocated to tenant improvements are amortized over the lives of the remaining respective lease terms. The amounts allocated to in-place lease assets, above- and below-market leases and to intangible lease assets are amortized over the lives of the respective remaining lease terms. The amount allocated to goodwill was $1,129,549 and is not subject to amortization but evaluated at least annually for impairment. As a result of the acquisition method of accounting, the carrying value of the mortgage debt assumed for 1350 Broadway and 1333 Broadway was adjusted to its fair value resulting in a $12,988 premium. The premium is amortized to interest expense over the remaining lives of the underlying debt instruments.

Certain of the properties we will acquire in the formation transactions are owned in two-tier structures with one entity owning a fee or master leasehold interest in the property and the other entity owning an operating or sub leasehold interest. This structure was implemented at inception to achieve flow through tax treatment. The operating lessee controls the operations of the property with the operating lease structured in a manner that shares net operating results, including capital expenditures and debt service, between these two entities. Two of the operating lessees, Empire State Building Company and 501 Seventh Avenue, are non-controlled entities and only the Predecessor’s non-controlling interest in the operations of these two entities are part of the Predecessor’s historical operations. In the remainder of these two-tier structures, the operations of both the owner and the operating lessee are part of the historical Predecessor and are consolidated into the Predecessor’s historical financial statements.

The interests in the Predecessor will be recorded at historical cost at the time of the formation transactions. Using the preliminary aggregate exchange values, as of September 30, 2011, on a pro forma basis, the carrying value of our assets is substantially below their fair value. The acquisition of the controlling interests in the non-controlled entities, including the two operating lessees, will be accounted for as an acquisition under the acquisition method of accounting and we will recognize the estimated fair value of the assets and liabilities acquired at the time of the consummation of the formation transactions. When we acquire the controlling interest in the assets of these two non-controlled operating lessees, the operating lease will be cancelled as the operations of the properties will be consolidated into our operations. The purchase price will be allocated to any identified tangible or intangible assets we are acquiring from these two entities. Since the non-controlled operating leases have no interest in the land and base building, the excess of the purchase price over any identified tangible and intangible assets for Empire State Building Company and 501 Seventh Avenue will be recognized as goodwill on our balance sheet.

Using the preliminary aggregate exchange values for the acquisition of these two non-controlled operating leaseholds, we expect to record approximately $1,129,549 of goodwill. Approximately $228,999 of the expected goodwill represents the fair value of the observatory operations of the Empire State Building after adjustment for an estimated market rent that the observatory would incur to the property owner, and approximately $900,550 of the expected goodwill represents the remainder of the excess of the purchase price over identified tangible and intangible assets, of which approximately $888,750 is attributable to Empire State Building Company and approximately $11,801 is attributable to 501 Seventh Avenue. Goodwill is not amortized and, therefore, will not affect our future cash flows but may impact our income statement if impaired. Based upon the preliminary exchange values as of September 30, 2011, the fair value of the assets of our company subsequently would have to decrease by over 63.1%, or $2,517,194, for a determination that the goodwill may be impaired.

The allocation of purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

	As of September 30, 2011
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma	1333 Broadway Pro Forma	501 Seventh Avenue Pro Forma	Pro Forma
Assets
Commercial real estate properties, net	$190,841	$130,829	$180,814	$17,336	$519,820	(1)
Cash and cash equivalents	13,758	931	759	1,004	16,452	(2)
Restricted cash	12,804	1,584	25,642	1,510	41,540
Tenant and other receivables, net	6,134	—	134	710	6,978
Deferred costs, net	134,160	20,486	16,764	20,337	191,747	(3)
Prepaid expenses and other assets	9,550	894	581	1,098	12,123
Below-market ground lease	—	65,378	—	—	65,378	(4)
Goodwill	1,117,748	—	—	11,801	1,129,549	(5)

Total Assets	$1,484,995	$220,102	$224,694	$53,796	$1,983,587

Liabilities and Equity
Liabilities
Mortgage notes payable	$—	$44,669	$79,946	$—	$124,615	(6)
Accounts payable and accrued expenses	13,758	931	758	1,005	16,452
Deferred revenue and other liabilities	135,173	28,234	7,223	5,542	176,172	(7)
Tenants’ security deposits	5,954	1,210	335	1,045	8,544

Total Liabilities	$154,885	$75,044	$88,262	$7,592	$325,783

Total Equity	$1,330,110	$145,058	$136,432	$46,204	$1,657,804

Non-Predecessor controlled ownership interest at fair value	$907,203	$72,529	$68,216	$41,842	$1,089,789	(8)
Predecessor’s existing ownership interest at fair value	282,572	72,529	68,216	10,783	434,100	(9)

Estimated equity value paid to acquire the equity in the non-controlled entities	1,189,775	145,058	136,432	52,625	1,523,890	(10)
Gain (loss) on termination of operating lease	140,335	—	—	(6,422)	133,914	(11)

Total Equity	$1,330,110	$145,058	$136,432	$46,204	$1,657,804

(1)	Reflects the fair market value of the tangible assets allocated to building, leasehold and tenant improvements.
(2)	Represents pro forma cash and cash equivalents after an adjustment for the distribution of cash in excess of current liabilities at each of the properties expected to occur immediately prior to the consummation of the formation transactions.
(3)	Reflects the allocation of purchase price to intangible assets including above-market leases, in-place leases, leasing commissions and legal/marketing fees.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Above-market leases	$27,587	$5,210	$6,108	$1,729	$40,634
Lease-in place	76,003	9,274	5,862	15,104	106,243
Leasing commissions and costs	27,245	5,090	3,961	2,950	39,246
Portfolio planning costs	3,325	912	833	554	5,624

Deferred costs, net	$134,160	$20,486	$16,764	$20,337	$191,747

(4)	Reflects the adjustment to fair market value relating to the assumed below-market ground lease in connection with the acquisition of 1350 Broadway.

(5)	The Goodwill for the Empire State Building observatory represents the fair value of the Empire State Building observatory operations, after adjustment for an estimated market rent that the Empire State Building observatory would incur to the property owner. The remaining Goodwill represents the excess of the purchase price of the equity interests over the amounts allocated to all other identified tangible and intangible assets of the Empire State Building Company (including the Goodwill allocated to the Empire State Building observatory) and 501 Seventh Avenue.

	Empire State Building Company	501 Seventh Avenue	Total
Purchase price excess	$888,750	$11,801	$900,550
Goodwill-observatory	228,999	—	228,999

Goodwill	$1,117,749	$11,801	$1,129,549

(6)	Reflects the fair market value of the mortgage debt assumed in connection with the acquisition of 1350 Broadway and 1333 Broadway.
(7)	Reflects the assumed below-market lease liabilities and the assumed liabilities relating to the acquisition of each of the non-controlled entities as well as the assumption of other liabilities of the non-controlled entities.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Below-market leases	$128,774	$27,551	$7,143	$4,788	$168,256
Other assumed liabilities of the non-controlled entities	6,399	683	80	754	7,916

Deferred revenues and other liabilities	$135,173	$28,234	$7,223	$5,542	$176,172

(8)	Reflects the cost to acquire all of the non-Predecessor owned interests in the non-controlled entities.
(9)	Reflects the Predecessor’s interests in the non-controlled entities at fair value. The gain associated with marking the Predecessor’s interests in the acquired assets and assumed liabilities of the non-controlled entities to their estimated fair market value is calculated as follows.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Predecessor’s existing ownership interest in non-controlled entities at book value	$70,061	$5,866	$2,576	$6,190	$84,693
Gain upon obtaining control on non-controlled entities	212,511	66,663	65,640	4,593	349,406

Predecessor’s existing ownership interest at fair value	$282,572	$72,529	$68,216	$10,783	$434,100

(10)	Represents the consideration paid to acquire the non-controlled entities.
(11)	Based upon current market rates for similar arrangements, we have determined that the current market rent would be less than the pre-existing contractual rent under the operating lease between one of the Predecessor entities and the Empire State Building Company. Accordingly, upon elimination of the leasehold position and the related liability for the above-market lease, we will be recording an estimated gain reflecting the aggregate fair value of this arrangement of approximately $140,000 upon our acquisition of the equity interests in the Empire State Building Company. Based upon current market rates for similar arrangements, we have determined that the current market rent would be in excess of the pre-existing contractual rent under the operating lease between one of the Predecessor entities and 501 Seventh Avenue. Accordingly, upon elimination of the leasehold position and the related asset for the below-market lease, we will be recording an estimated loss reflecting the aggregate fair value of this arrangement of approximately $6,400 upon our acquisition of the equity interests in the 501 Seventh Avenue. The net amount of approximately $133,900 has been reflected as an increase in pro forma stockholders’ equity on the Pro Forma Balance Sheet as of September 30, 2011.

(D)	Reflects the elimination of $15,600 of real property (residential buildings and land) owned by a controlled entity which will be distributed to the owners of such entity prior to the consummation of the formation transactions and $14,737 of unsecured debt and accrued interest which will be assumed by the owners of such entity prior to the consummation of the formation transactions.

(E)

Pursuant to the contribution and merger agreements executed as part of the formation transactions, any excess of the normalized net working capital balance (as defined in the contribution agreements) will be distributed or paid to prior investors prior to the consummation of the formation transactions. $83,651 of cash (based on September 30, 2011 cash balances) is assumed to be distributed or paid to investors in the controlled entities in connection with the formation transactions. This amount may be higher or lower due to earnings and other cash outlays prior to the time of such distributions or payments.

(F)	Reflects the elimination of equity method investments of $84,693 representing the Predecessor’s equity interest in the non-controlled entities.

(G)	Reflects the recognition of capitalized offering costs incurred through September 30, 2011 of $18,256 as a reduction of total equity.

(H)	Reflects the elimination upon our acquisition of the non-controlled entities of a $2,266 related party receivable balance representing amounts owed by the non-controlled entities to the Predecessor for portfolio planning services. Additionally, reflects the elimination of a $11,013 related party payable owed to the Predecessor from a non-controlled entity for capital expenditures and a $1,426 related party payable representing cash held by the Predecessor on behalf of the non-controlled entities designated for distributions.

(I)	Reflects the elimination of split dollar life insurance receivable of $1,331 on the life of Mr. Anthony E. Malkin.

(J)	Reflects the elimination upon our acquisition of 501 Seventh Avenue of $351 of ground rent received in advance.

(K)	Reflects assumed gross proceeds in this offering of $ .

(L)	Represents $ of estimated offering expenses, which includes the underwriting discounts and commissions of $ and other offering costs of $ (assuming no exercise of the underwriters’ option to purchase additional shares). These costs will be charged against gross offering proceeds upon completion of this offering.

(M)	As a part of the formation transactions, non-accredited investors, who are not eligible to elect to receive operating partnership units or shares of our common stock, accredited investors that are charitable organizations in certain private entities and investors in the public entities that make a cash election will receive in consideration for their interests in the Predecessor or non-controlled entities cash aggregating $ in an amount calculated to equal the value of operating partnership units or shares of our common stock that would be issued to these investors under the applicable contribution and merger agreements if they were accredited investors and/or did not make the cash elections.

(N)	We have estimated that we will incur $ in property transfer taxes as a result of the completion of the formation transactions, which will be accrued upon completion of this offering and the formation transactions.

(O)	Reflects the repayment of a loan in the amount of $3,600 made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which $1,170 of such loan was made by Peter L. Malkin and Anthony E. Malkin.

(P)	Reflects $ of estimated assumption and transfer costs to be incurred in connection with the transfer of mortgage debt from the Predecessor to Empire State Realty Trust, Inc.

(Q)	To reflect the allocation of pro forma total equity as of September 30, 2011 based on the issuance of shares of Class A common stock in this offering and the formation transactions and the recording of the non-controlling interest to reflect the issuance of operating partnership units to the continuing investors which constitutes part of the equity consideration to be paid to continuing investors in the formation transactions.

2.	Adjustments to the Pro Forma Condensed Consolidated Statements of Operations (in thousands except per share amounts)

The adjustments to the pro forma condensed consolidated statements of operations for the nine months ended September 30, 2011 and for the year ended December 31, 2010 are as follows:

(AA)	Represents the audited historical condensed statements of operations of Empire State Realty Trust, Inc. for the nine months ended September 30, 2011 and the year ended December 31, 2010. We have had no corporate activity since our formation on July 29, 2011, other than the issuance of 1,000 shares of Class A common stock in connection with our initial capitalization for $0.10 per share, which was paid on July 29, 2011. We expect to conduct our business activities through the Operating Partnership upon completion of this offering and the formation transactions. At such time, we, as the sole general partner of the Operating Partnership, are expected to own % of the interests of the Operating Partnership and will have control over major decisions, including decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, under GAAP we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

(BB)	Reflects the historical condensed statements of operations of the Predecessor for the nine months ended September 30, 2011 and for the year ended December 31, 2010. Because Empire State Realty Trust, Inc., the accounting acquirer, and the Predecessor are under common control, the Predecessor’s assets and liabilities will be recorded at their historical cost basis.

(CC)	Reflects the acquisition by us of the assets and liabilities (including the Predecessor’s non-controlling interests) of: (i) Empire State Building Company L.L.C. (“Empire State Building Company”); (ii) 1350 Broadway Associates L.L.C. (“1350 Broadway”); (iii) 1333 Broadway Associates L.L.C. (“1333 Broadway”); and (iv) 501 Seventh Avenue Associates L.L.C. (“501 Seventh Avenue”), in exchange for cash, shares of our Class A common stock, shares of our Class B common stock and/or operating partnership units and the assumption of debt on the properties having an aggregate equity value of $1,089,789 (based on the preliminary aggregate exchange value as determined by the independent valuer), representing the controlling interests in the non-controlled entities. The Predecessor is responsible for the day-to-day management of these entities, has a non-controlling ownership interest in such entities and therefore such ownership interests have been included in the Predecessor’s financial statements as equity method investments. After acquisition of the ownership interests in the non-controlled entities (including the Predecessor’s non-controlling interests therein), such entities will be 100% owned and consolidated by us. The acquisition of the non-controlled entities will be accounted for as an acquisition under the purchase method of accounting in accordance with ASC 805-10, Business Combinations.

The acquisition method of accounting was used to allocate the fair value to tangible and identified intangible assets and liabilities acquired. The amounts allocated to net real estate, which includes buildings, are depreciated over the estimated useful life of 39 years. The amount allocated to above- and below-market leases and to intangible lease assets are amortized over the lives of the remaining lease terms. The amount allocated to goodwill was $1,129,549 and is not subject to amortization but evaluated at least annually for impairment. As a result of the acquisition method of accounting, the carrying value of debt for the acquired non-controlled entities was adjusted to its fair value resulting in a $12,988 premium. The premium is amortized to interest expense over the remaining lives of the underlying debt instruments.

The pro forma adjustments shown below for the nine months ended September 30, 2011 and the year ended December 31, 2010 are based on our preliminary estimates and are subject to change based on the final determination of the fair value of the assets and liabilities acquired.

	For The Nine Months Ended September 30, 2011
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma		1333 Broadway Pro Forma		501 Seventh Avenue Pro Forma	Pro Forma
Revenues:
Rental revenue	$71,376	$12,754		$9,664		$9,777	$103,571	(1),(2)
Tenant expense reimbursement	18,959	1,797		846		2,556	24,158
Observatory revenue	62,943	—		—		—	62,943	(3)
Other income and fees	3,467	211		302		121	4,101

Total Revenues	$156,745	$14,762		$10,812		$12,454	$194,773

Expenses
Operating expenses	$49,127	$4,904	(4)	$2,075		$3,971	$60,076	(5)
Marketing, general and administrative expenses	4,051	408		485		367	5,310
Observatory expenses	14,967						14,967
Real estate taxes	22,119	2,391		1,733		2,132	28,375
Depreciation and amortization	8,756	3,579		2,355		1,348	16,038

Total operating expenses	$99,020	$11,282		$6,648		$7,818	$124,768

Operating Income	$57,725	$3,480		$4,164		$4,636	$70,005

Interest expense, net	—	1,345	(6)	2,419	(7)	—	3,764

Net Income	$57,725	$2,135		$1,745		$4,636	$66,241

	For The Year Ended December 31, 2010
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma		1333 Broadway Pro Forma		501 Seventh Avenue Pro Forma	Pro Forma
Revenues:
Rental revenue	$83,291	$15,745		$12,973		$12,251	$124,260	(1),(2)
Tenant expense reimbursement	30,041	2,593		1,280		3,429	37,343
Observatory revenue	78,880	—		—		—	78,880	(3)
Other income and fees	5,185	141		385		170	5,881

Total Revenues	$197,397	$18,479		$14,638		$15,850	$246,364

Expenses
Operating expenses	$64,802	$6,910	(4)	$4,161		$6,065	$81,938	(5)
Marketing, general and administrative expenses	6,333	692		571		577	8,173
Observatory expenses	18,395						18,395
Real estate taxes	27,665	2,960		2,440		2,759	35,824
Depreciation and amortization	12,801	5,029		3,359		2,251	23,440

Total operating expenses	$129,996	$15,591		$10,531		$11,652	$167,770

Operating Income	$67,401	$2,888		$4,107		$4,198	$78,594

Interest expense, net	—	1,792	(6)	2,925	(7)	—	4,717

Net Income	$67,401	$1,096		$1,182		$4,198	$73,877

(1)	Pro forma rental revenue includes broadcasting licenses and related leased space revenues of $11,769 and $16,056 for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively.
(2)	Pro forma rental revenue includes the net amortization of acquired above- and below-market lease assets and liabilities and in-place lease assets and the pro forma adjustment to straight line rental revenue assuming that the formation transactions occurred on January 1, 2010.

Nine Months Ended September 30, 2011	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Historical rental revenue	$64,759	$12,394	$10,105	$10,913	$98,171
Increase (decrease) to pro forma rental revenue relating to the amortization of above- and below-market lease assets and liabilities and in-place lease assets	3,420	132	(691)	(1,618)	1,243
Increase (decrease) in straight line rental revenue	3,197	228	250	482	4,157

Pro forma rental revenue	$71,376	$12,754	$9,664	$9,777	$103,571

Year Ended December 31, 2010
Historical rental revenue	$79,294	$15,612	$13,584	$13,883	$122,373
Increase (decrease) pro forma rental revenue relating to the amortization of above- and below-market lease assets and liabilities and in-place lease assets of	(2,740)	(326)	(956)	(2,694)	(6,716)
Increase (decrease) in straight line rental revenue	6,737	459	345	1,062	8,603

Pro forma rental revenue	$83,291	$15,745	$12,973	$12,251	$124,260

(3)	Pro forma observatory revenue includes $3,640 and $4,728 for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively, of rental revenue attributable to a retail tenant which operates the concession space in the Empire State Building observatory under its lease expiring in May 2020.
(4)	1350 Broadway pro forma operating expenses included $1,226 and $1,635 related to the amortization of the below-market ground lease for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively.
(5)	Pro forma operating expenses reflect the elimination of rental expense incurred by Empire State Building Company and 501 Seventh Avenue to the Predecessor as follows for the nine months ended September 30, 2011 and year ended December 31, 2010.

	Empire State Building Company	501 Seventh Avenue	Total
Nine Months Ended September 30, 2011	$(26,963)	$(3,379)	$(30,342)
Year Ended December 31, 2010	(12,161)	(4,901)	(17,062)

(6)	1350 Broadway pro forma interest expense included a reduction in interest expense of ($674) and ($899) related to the fair value adjustment on the assumed debt for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively.
(7)	1333 Broadway pro forma interest expense included a reduction in interest expense of ($1,135) and ($1,129) related to the fair value adjustment on the assumed debt for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively.

(DD)	After the acquisition of 501 Seventh Avenue and the Empire State Building Company, the historical operating lease arrangements will be eliminated. As a result, rental revenue earned by the Predecessor from 501 Seventh Avenue ($3,379 and $4,901 for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively) and Empire State Building Company ($6,141 and $12,161 for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively) has been eliminated.

(EE)	Supervisory, management and portfolio planning income earned by the Predecessor of $2,590 and $1,254, in respect of Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue is eliminated in consolidation for pro forma purposes for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively.

(FF)	Costs charged by the Predecessor and expensed by the Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue relating to supervisory, management and portfolio planning services of $1,960 and $763 for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively, are eliminated from marketing, general and administrative expenses in consolidation for pro forma purposes.

(GG)	We expect to incur through taxable REIT subsidiaries additional federal, state and local tax expenses of $6,300 and $2,200 for the nine months ended September 30, 2011 and the year ended

December 31, 2010, respectively, of which $3,700 and $2,000 for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively, related to the operations of the Empire State Building observatory, and $2,600 and $200 for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively, related to the operations of our management and construction companies.

(HH)	As a result of the formation transactions general and administrative costs are expected to increase by $ and $ for the nine months ended September 30, 2011 and for the year ended December 31, 2010. The increase is comprised of increased salaries relating to contractual increases in executive salaries and the hiring of new executive officers and estimated additional costs relating to director and officer insurance, directors fees, and additional payroll. We expect to incur additional corporate general and administrative expenses of approximately $ to $ that are not a current contractual obligation or factually supportable, which are comprised primarily of legal and accounting expense associated with operating as a public company.

(II)	Reflects share-based compensation expenses relating to the intended grant of unvested LTIP units and/or restricted shares of Class A common stock to our executive officers and unvested restricted shares of Class A common stock to our independent directors upon completion of this offering. The valuation of the restricted shares of Class A common stock was based on the fair value of the Class A common stock, or the $ per share offering price, which represents the mid-point of the range of initial public offering prices per share in this offering. The fair value of the LTIP units is based on a valuation method that considers the fair value of the Class A common stock and any applicable post-vesting transfer restrictions. We recognize the fair value of all share-based awards on a straight-line basis over the requisite service period. We estimated that there would be no forfeitures of the share-based awards.

(JJ)	Reflects the increase in net interest expense as a result of us entering into a three-year term loan secured by our interest in the Empire State Building on July 26, 2011 as amended November 2, 2011. The lenders provided us with an initial advance of $159,000 and, subject to certain conditions set forth in the loan agreement, may provide us with additional advances of up to $141,000. Simultaneously with entering into the secured term loan, we repaid the two existing mortgage debt financings on the Empire State Building which had an aggregate outstanding balance of $92,000 at the time they were repaid. As a result of this refinancing transaction and the repayment of $3,600 of unsecured debt (more fully described in Note O above), we expect interest expense on a pro forma basis to increase $740 and $309 for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively. The pro forma adjustment also includes amortization of capitalized fees in connection with our secured term loan of $1,650 and $2,200, respectively.

Historical Adjustments	Nine months ended September 30, 2011	Year ended December 31, 2010
Interest expense on refinanced mortgages	$(3,371)	$(6,063)
Interest expense from unsecured loan (repaid)	(270)	(4)
Amortization of deferred financing costs	(901)	(667)

Total interest expense	(4,542)	(6,734)
Adjustments for New Financing
Interest expense on Empire State Building mortgage	$3,632	$4,843
Amortization of deferred financing costs	1,650	2,200

Total interest expense	5,282	7,043

Pro Forma Adjustment	$740	$309

(KK)	Due to the acquisition of Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue, $12,239 and $15,324 of equity in net income (loss) from equity method investments is eliminated in the pro forma condensed consolidated statements of operations for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively.

(LL)	The non-controlling interest in the net income of the Operating Partnership as a result of the issuance of operating partnership units was allocated to former owners of the Predecessor as partial consideration in the formation transactions.

(MM)	Pro forma basic earnings per share equals pro forma net income divided by the number of shares of our common stock and operating partnership units to be outstanding after this offering and the unvested shares of restricted stock and LTIP units, which qualify as participating securities, to be granted upon the closing of this offering and the formation transactions.

(NN)	Pro forma diluted earnings per share equals pro forma net income divided by the sum of the number of shares of our common stock and operating partnership units to be outstanding after this offering and the unvested restricted shares of Class A common stock and LTIP units, which qualify as participating securities, to be granted upon the closing of this offering and the formation transactions, plus an amount computed using the treasury stock method with respect to such restricted shares of Class A common stock and LTIP units which do not qualify as restricted securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The stockholder of Empire State Realty Trust, Inc.

We have audited the accompanying balance sheet of Empire State Realty Trust, Inc. (the “Company”) as of September 30, 2011. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Empire State Realty Trust, Inc. at September 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

February 13, 2012

Empire State Realty Trust, Inc.

Balance Sheet

As of September 30, 2011

Assets:
Cash	$100

Total Assets	$100

Stockholder’s Equity:
Common stock, $.01 par value 1,000 shares authorized, 1,000 shares issued and outstanding	$10
Additional paid in capital	90

Total Stockholder’s Equity	$100

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc.

Notes to Balance Sheet

As of September 30, 2011

NOTE 1. ORGANIZATION

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) (the “Company”) was organized as a Maryland corporation on July 29, 2011. Under its Articles of Incorporation, the Company is authorized to issue up to 1,000 shares of common stock and no shares of preferred stock. The Company was initially capitalized by issuing 1,000 shares of common stock to Anthony E. Malkin, Chairman, President and Chief Executive Officer and of the Company, for a par value of $0.01 per share. The Company has had no other operations since its formation.

The Company has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the “Offering”) of Class A common stock, for a par value of $0.01 per share. The Company will contribute the net proceeds of the Offering for operating partnership units in Empire State Realty OP, L.P., a Delaware limited partnership (formerly known as Empire Realty Trust, L.P.) (the “Operating Partnership”). The Company, as the sole general partner of the Operating Partnership, will have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the Operating Partnership. Accordingly, the Company will consolidate the Operating Partnership.

The Operating Partnership will own, manage, operate, acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area. The Operating Partnership will initially own 12 office properties, six standalone retail properties, and entitled land that will support the development of an office building and garage, all of which will be included in the consolidated financial statements of Company. The Operating Partnership intends to use the net proceeds of the Offering to pay certain holders of interests in the contributing entities of the initial portfolio that are non-accredited investors or who elect to receive cash for their equity interests in certain of such entities; pay fees in connection with the assumption of indebtedness; pay expenses incurred in connection with the Offering and the formation transactions; repay a loan that was made to one of the contributing entities by certain investors in such entity; and for general working capital purposes and to fund potential future acquisitions. The Company will be subject to the risks involved with the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of tenants, competition for tenants, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Income Taxes

The Company believes that it is organized and will operate in the manner that will allow it to be taxed as a real estate investment trust (“REIT”) in accordance with the Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ending December 31, 2012. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable

Empire State Realty Trust, Inc.

Notes to Balance Sheet

As of September 30, 2011

year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

In connection with the Offering, affiliates of the Company have or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the proceeds of the Offering, when it is consummated or expensed as incurred if the transaction is not consummated.

Underwriting Commissions and Costs

Underwriting commissions and costs to be incurred in connection with the Offering will be reflected as a reduction of additional paid in capital.

Report of Independent Registered Public Accounting Firm

The Partners, Members and Stockholders of Empire State Realty Trust, Inc., Predecessor

We have audited the accompanying combined balance sheets of Empire State Realty Trust, Inc. Predecessor as of December 31, 2010 and 2009, and the related combined statements of income, owners’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also include the financial statement schedules listed on the Index to Financial Statements included in the Form S-11. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the financial statements as of December 31, 2009 and for the two years then ended for Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., 250 West 57th St. Associates L.L.C., Lincoln Building Associates L.L.C., and Fisk Building Associates L.L.C., which statements collectively reflect total assets of $304,549,000 as of December 31, 2009, and total revenues of $98,126,000 and $89,881,000, for the years ended December 31, 2009 and 2008, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., 250 West 57th St. Associates L.L.C., Lincoln Building Associates L.L.C., and Fisk Building Associates L.L.C., is based solely on the reports of the other auditors. Also, the consolidated financial statements as of December 31, 2009 and for the two years then ended for Empire State Building Company L.L.C. and Affiliates (a non-controlled entity in which the Company has an 23.75% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the combined financial statements, insofar as it relates to the amounts included for Empire State Building Company L.L.C. and Affiliates, is based solely on the report of the other auditors. In the combined financial statements, the Company’s investment in Empire State Building Company L.L.C. and Affiliates is stated at $55,901,184 at December 31, 2009, and the Company’s equity in the net income of Empire State Building Company L.L.C. and Affiliates is stated at $9,572,000 and $11,056,000 for the years ended December 31, 2009 and 2008, respectively.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion. In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of Empire State Realty Trust, Inc. Predecessor at December 31, 2010 and 2009, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

November 28, 2011

Report of Independent Registered Public Accounting Firm

Empire State Building Associates L.L.C.

(a Limited Liability Company)

We have audited the accompanying consolidated balance sheet of Empire State Building Associates L.L.C. (“Associates”) as of December 31, 2009 and the related consolidated statements of income, members’ equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of Associates’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Associates is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Associates’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Associates L.L.C. as of December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

October 5, 2010

Report of Independent Registered Public Accounting Firm

60 East 42nd St. Associates L.L.C.

(a Limited Liability Company)

New York, New York

We have audited the accompanying balance sheet of 60 East 42nd St. Associates L.L.C. (“Associates”) as of December 31, 2009 and the related statements of income, members’ deficiency and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of Associates’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Associates is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Associates’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 60 East 42nd St. Associates L.L.C. as of December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 17, 2010

Report of Independent Registered Public Accounting Firm

250 West 57th St. Associates L.L.C.

(a Limited Liability Company)

New York, New York

We have audited the accompanying balance sheet of 250 West 57th St. Associates L.L.C. (“Associates”) as of December 31, 2009 and the related statements of income, members’ deficiency and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of Associates’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Associates is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Associates’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 250 West 57th St. Associates L.L.C. as of December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 17, 2010

Report of Independent Registered Public Accounting Firm

Lincoln Building Associates L.L.C.

New York, New York

We have audited the accompanying balance sheet of Lincoln Building Associates L.L.C. (a New York limited liability company) (the “Company”) as of December 31, 2009 and the related statements of income, changes in members’ equity and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Building Associates L.L.C. as of December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 22, 2011

Report of Independent Registered Public Accounting Firm

Fisk Building Associates L.L.C.

New York, New York

We have audited the accompanying balance sheet of Fisk Building Associates L.L.C. (a New York limited liability company) (the “Company”) as of December 31, 2009 and the related statements of income, changes in members’ equity and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fisk Building Associates L.L.C. as of December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 23, 2011

Report of Independent Registered Public Accounting Firm

Empire State Building Company L.L.C.

New York, New York

We have audited the accompanying consolidated balance sheet of Empire State Building Company L.L.C. (a New York limited liability company) and Affiliates (the “Company”) as of December 31, 2009 and the related consolidated statements of income, changes in equity and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the management of Empire State Building Company L.L.C. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Company L.L.C. and Affiliates as of December 31, 2009 and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company adopted the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation,” and the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes.”

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 23, 2011

Empire State Realty Trust, Inc., Predecessor

Combined Balance Sheets

December 31, 2010 and 2009

(amounts in thousands)

	December 31,
	2010	2009
ASSETS
Commercial real estate properties, at cost:
Land	$102,475	$102,475
Land held for future development	15,801	14,438
Building and improvements	567,123	554,415
Building leasehold interests and improvements	110,609	97,405

	796,008	768,733
Less: accumulated depreciation	(205,542)	(185,829)

	590,466	582,904
Cash and cash equivalents	88,031	94,087
Restricted cash	34,233	43,543
Tenant and other receivables, net of allowance of	—	—
$845 and $473 in 2010 and 2009, respectively	8,765	7,569
Deferred rent receivables, net of allowance of	—	—
$648 and $691 in 2010 and 2009, respectively	44,230	40,199
Investment in non-controlled entities	81,744	69,887
Deferred costs, net	43,016	39,398
Due from affiliated companies, net	2,220	1,300
Prepaid expenses and other assets	11,831	11,711

TOTAL ASSETS	$904,536	$890,598

LIABILITIES
Mortgage notes payable	$853,176	$859,307
Unsecured loan and notes payable—related parties	15,887	12,329
Accrued interest payable	3,194	3,217
Accounts payable and accrued expenses	19,758	9,510
Deferred revenue and other liabilities	7,544	7,428
Tenants’ security deposits	15,735	17,065

TOTAL LIABILITIES	915,294	908,856
OWNERS’ (DEFICIT)	(10,758)	(18,258)

TOTAL LIABILITIES AND OWNERS’ (DEFICIT)	$904,536	$890,598

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Income

For the years ended December 31, 2010, 2009 and 2008

(amounts in thousands)

	Year Ended December 31,
	2010	2009	2008
REVENUES
Rental revenue	$166,159	$167,556	$162,194
Tenant expense reimbursement	32,721	36,309	35,684
Third-party management and other fees	3,750	4,296	5,916
Construction revenue	27,139	15,997	56,561
Other income and fees	16,776	8,157	8,442

Total Revenues	246,545	232,315	268,797

OPERATING EXPENSES
Operating expenses	60,356	58,850	55,291
Marketing, general, and administrative expenses	13,924	16,145	17,763
Construction expenses	27,581	17,281	56,080
Real estate taxes	27,585	28,937	24,863
Depreciation and amortization	34,041	29,327	26,838

Total Operating Expenses	163,487	150,540	180,835

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	83,058	81,775	87,962
Interest expense	52,264	50,738	48,664

Income from Operations before Equity in Net Income of Non-controlled Entities	30,794	31,037	39,298
Equity in net income of non-controlled entities	15,324	10,800	13,422

NET INCOME	$46,118	$41,837	$52,720

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Owners’ Equity

For the years ended December 31, 2010, 2009 and 2008

(amounts in thousands)

Owners’ (Deficit) at January 1, 2008	$(2,499)
Net income—2008	52,720
Contributions from owners—2008	2,249
Distributions to owners—2008	(67,410)

Owners’ (Deficit) at December 31, 2008	(14,940)
Net income—2009	41,837
Contributions from owners—2009	3,671
Distributions to owners—2009	(48,826)

Owners’ (Deficit) at December 31, 2009	(18,258)
Net income—2010	46,118
Contributions from owners—2010	2,056
Distributions to owners—2010	(40,674)

Owners’ (Deficit) at December 31, 2010	$(10,758)

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Cash Flows

For the years ended December 31, 2010, 2009 and 2008

(amounts in thousands)

	Year Ended December 31,
	2010	2009	2008
	(amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$46,118	$41,837	$52,720
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,025	30,860	28,162
Straight-lining of rental revenue	(4,032)	(1,149)	(1,982)
Bad debts	2,410	1,705	1,543
Equity in net income of non-controlled entities	(15,324)	(10,800)	(13,422)
Distributions of cumulative earnings of non-controlled entities	3,468	10,161	6,904
Other non cash adjustments	2,811	2,298	1,614
Increase (decrease) in cash flows due to changes in operating assets and liabilities:
Restricted cash	6,129	(389)	2,293
Tenant and other receivables	(3,606)	2,980	5,097
Deferred leasing costs	(8,623)	(7,430)	(5,812)
Due from affiliated companies	(919)	(6,203)	3,523
Prepaid expenses and other assets	(120)	(87)	(2,259)
Accounts payable and accrued expenses	9,951	(6,446)	(3,572)
Accrued interest payable	(23)	143	159
Deferred revenue and other liabilities	116	1,029	442

Total adjustments	28,263	16,672	22,690

Net cash provided by operating activities	74,381	58,509	75,410

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash for investing activities	1,851	1,562	3,082
Additions to developments in progress	(1,372)	(3,161)	(3,503)
Additions to tenant improvements	(24,498)	(13,636)	(10,920)
Additions to building improvements	(10,818)	(23,382)	(2,427)

Net cash used in investing activities	(34,837)	(38,617)	(13,768)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage notes payable	3,645	50,495	3,000
Repayment of mortgage notes payable	(9,776)	(8,126)	(6,707)
Proceeds from unsecured loan payable	3,558	1,118	3,044
Portfolio planning costs	(3,890)	—	—
Deferred financing costs	(519)	(3,367)	—
Contributions from owners	2,056	3,671	2,249
Distributions to owners	(40,674)	(48,826)	(67,410)

Net cash used in financing activities	(45,600)	(5,035)	(65,824)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,056)	14,857	(4,182)
CASH AND CASH EQUIVALENTS—beginning of year	94,087	79,230	83,412

CASH AND CASH EQUIVALENTS—end of year	$88,031	$94,087	$79,230

Supplemental Disclosures of Cash Flow Information:
Interest paid during the year	$52,271	$50,480	$47,397

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements

(amounts in thousands)

1. Organization and Description of Business

As used in these combined financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean the Predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its combined subsidiaries upon consummation of its initial public offering, or IPO, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets or equity interests of entities owning various controlling and non-controlling interests in real estate assets and certain management businesses controlled and/or managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the IPO, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses which we refer to as our formation transactions. These acquisitions will be made upon completion of the IPO. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or the Operating Partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the Predecessor; (iii) facilitate the IPO; and (iv) elect and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. We will not have any operating activity until the consummation of our IPO and the formation transactions. Accordingly, we believe that a discussion of the results of Empire State Realty Trust, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

The Predecessor

The predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that are owned or controlled by the Sponsors and/or their affiliates and family members, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities which we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “the predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “the predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities:

As of June 30, 2011, properties controlled by the Sponsors and/or their affiliates and family members and whose operations are 100% consolidated into the financial statements of the predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Mamaroneck, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New

York 69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 340,000 rentable square foot office building and garage.

The acquisition of interests in our predecessor will be recorded at historical cost at the time of the formation transactions.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Non-Controlled Entities:

As of December 31, 2010, properties in which the sponsors and/or their affiliates and family members own non-controlling interests and whose operations are reflected in our predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York—Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York—1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York – 1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York—501 Seventh Avenue Associates L.L.C.

All of our business activities will be conducted through our operating partnership. We will be the sole general partner of our Operating Partnership. Pursuant to the formation transactions, our Operating Partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including our predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, Class B common stock, operating partnership units, and/or cash.

We will be self-administered and self-managed. Additionally, we will form or acquire one or more taxable REIT subsidiaries, or TRSs, that will be owned by the Operating Partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, including the Empire State Building Observatory, parking facilities, cleaning services, property management and leasing, construction, mortgage brokerage, and property maintenance.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Combination

The accompanying combined financial statements of the predecessor are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and with the rules and regulations of the U.S. Securities Exchange Commission, or the SEC. The effect of all significant intercompany balances and transactions has been eliminated. The combined financial statements include all the accounts and operations of our Predecessor. The real estate entities included in the accompanying combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership of the Sponsors and/or their affiliates and family members. Equity interests in the combining entities that are not controlled by the Sponsors and/or their affiliates and family members are shown as investments in uncombined entities. We will also acquire these interests.

In June 2009, the Financial Accounting Standards Board, or FASB, amended the guidance for determining whether an entity is a variable interest entity, or VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

from the VIE that could be significant to the VIE. Adoption of this guidance on January 1, 2010 did not have a material impact on our combined financial statements. Management does not believe that we have any variable interests in VIEs.

We will assess the accounting treatment for each investment we may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of the predecessor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Real Estate

Commercial real estate properties are recorded at cost, less accumulated depreciation and amortization. The recorded cost includes cost of acquisitions, development and construction and tenant allowances and improvements. Expenditures for ordinary repairs and maintenance are charged to operations as incurred. Significant replacements and betterments which improve or extend the life of the asset are capitalized. Tenant improvements which improve or extend the life of the asset are capitalized. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any tenant improvements are written off if they are replaced or have no future value.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	39 years
Building improvements	Shorter of remaining life of the building or useful life
Building (leasehold interest)	Lesser of 39 years or remaining term of the lease
Furniture and fixtures	Four to seven years
Tenant improvements	Shorter of remaining term of the lease or useful life

Depreciation expense amounted to $26,969, $23,516 and $21,776 for the years ended December 31, 2010, 2009 and 2008, respectively.

For commercial real estate properties acquired after June 30, 2001, we assess the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with guidance included in Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”) (formerly known as Statement of Financial Accounting Standards (“SFAS”) No. 141 (“SFAS No. 141”), which was later replaced by SFAS 141 (R)), and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings as if vacant, based on estimated fair values. We assess and consider fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenant’s credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial. Real estate properties acquired prior to July 1, 2001 were accounted for under the provisions of Accounting Principles Board (“APB”) 16 (“APB 16”) using the purchase method. Under the provisions of APB 16, we did not allocate any of the purchase prices to acquired leases. APB 16 was superseded by SFAS 141 and later SFAS 141(R).

Acquired in-place lease costs (tenant improvements and leasing commissions) are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Acquired in-place lease assets and assumed above- and below-market leases are amortized on a straight-line basis as an adjustment to rental revenue over the remaining term of the underlying leases, including, for below-market leases, fixed option renewal periods, if any. To date, all such acquired lease intangibles were deemed to be immaterial and have been recorded as part of the cost of the acquired building.

Results of operations of properties acquired are included in the combined statements of income from the date of acquisition. Effective January 1, 2009, the date we adopted ASC 805, we were required to expense all acquisition related costs as incurred. Prior to this date, directly related acquisition costs were treated as part of consideration paid and were capitalized. No properties were acquired during the periods presented, nor did we incur any acquisition related costs.

Should a tenant terminate its lease, any unamortized acquired in-place lease costs and acquired in-place lease assets and assumed above- and below-market leases associated with that tenant will be written off to amortization expense or rental revenue, as indicated above.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

For properties which we construct, we capitalize the cost to acquire and develop the property. The costs to be capitalized include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs of personnel directly involved and other costs incurred during the period of development.

Construction in progress is stated at cost, which includes the cost of construction, other direct costs and overhead costs attributable to the construction. Interest is capitalized if deemed material. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress, which is included in Building and Improvements, was $2,973 and $1,050 as of December 31, 2010 and 2009, respectively.

We cease capitalization on the portions of a construction property substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

As a part of and concurrently with the IPO and the formation transactions, we will distribute our interest in certain residential buildings and land located in Stamford, Connecticut, which is zoned for residential use and held for future development. These interests have a historical cost of $15,600 and such residential buildings and land will be distributed to certain of the owners of the predecessor and therefore will not be acquired by us.

A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense is no longer recorded and the historic results are reclassified as discontinued operations.

Effective January 1, 2009, we are required to expense costs incurred to effect a business combination such as legal, due diligence, and other closing related costs.

Investments in Non-Controlled Entities

We account for our investments under the equity method of accounting where we do not have control but have the ability to exercise significant influence. Under this method, our investments are recorded at cost, and the investment accounts are adjusted for our share of the entities’ income or loss and for distributions and contributions. Equity income (loss) from non-controlled entities is allocated based on the portion of the ownership interest that is controlled by the Sponsor in each entity. The agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of the entity’s income or loss generally follows the entity’s distribution priorities, which may change upon the achievement of certain investment return thresholds.

To the extent that we contributed assets to an entity, our investment in the entity is recorded at cost basis in the assets that were contributed to the entity. Upon contributing assets to an entity, we make a judgment as to whether the economic substance of the transaction is a sale. If so, gain or loss is recognized on the portion of the asset to which the other partners in the entity obtain an interest.

To the extent that the carrying amount of these investments on our combined balance sheets is different than the basis reflected at the entity level, the basis difference would be amortized over the life of the related asset and included in our share of equity in net income of the entity.

On a periodic basis, we assess whether there are any indicators that the carrying value of our investments in entities may be impaired on an other than temporary basis. An investment is impaired only if management’s

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

estimate of the fair value of the investment is less than the carrying value of the investment on an other than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair value of the investment. None of our investments in non-controlled entities are other than temporarily impaired.

We recognize incentive income in the form of overage fees from certain uncombined entities (which include non-controlled and other properties not included in the predecessor) as income to the extent it has been earned and not subject to a clawback feature.

If our share of distributions and net losses exceeds our investments for certain of the equity method investments and if we remain liable for future obligations of the entity or may otherwise be committed to provide future additional financial support, the investment balances would be presented in the accompanying combined balance sheets as liabilities. The effects of material intercompany transactions with these equity method investments are eliminated. None of the entity debt is recourse to us.

Impairment of Long-Lived Assets

Long-lived assets, such as commercial real estate properties and purchased intangible assets subject to amortization, are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On a periodic basis, we assess whether there are any indicators that the value of our real estate properties may be impaired or that its carrying value may not be recoverable. If circumstances require that a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. We do not believe that the value of any of our properties and intangible assets were impaired during the years ended December 31, 2010, 2009 and 2008.

Income Taxes

We expect to elect and qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. To maintain our qualification as a REIT, we are required under the Internal Revenue Code of 1986, as amended, or the Code to distribute at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on our undistributed taxable income.

During the periods presented, the entities included in the combined financial statements are treated as partnerships or S corporations for U.S. federal and state income tax purposes and, accordingly, are not subject to entity-level tax. Rather, each entity’s taxable income or loss is allocated to its owners. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the accompanying combined financial statements.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Two of the limited liability companies in the combined group have non-real estate income that is subject to New York City unincorporated business tax (“NYCUBT”). In the periods presented, these entities have generated losses for NYCUBT purposes, for which it is estimated that it is more likely than not that those losses will not provide future benefit.

Consequently, no provision or liability for federal, state, or local income taxes has been included in these combined financial statements.

We account for uncertain tax positions in accordance with ASC 740, “Income Taxes.” ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures. As of December 31, 2010 and 2009, we do not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of the income tax provision. As of December 31, 2010, the tax years ended December 31, 2007 through December 31, 2010 remain open for an audit by the Internal Revenue Service. We have not received a notice of audit from the Internal Revenue Service for any of the open tax years.

As of December 31, 2010, the NYCUBIT net operating loss carryforward was $21,802, expiring in the years 2021 to 2030. The carryforwards gave rise to a deferred tax asset of $872 and $714 at December 31, 2010 and 2009, respectively. The deferred tax asset was fully reserved by a valuation allowance at December 31, 2010. The increase in the valuation allowance was $158 and $194 in 2010 and 2009, respectively.

Segment Reporting

Management has determined that it operates in two reportable segments: a real estate segment and a construction contracting segment. Our real estate segment includes all activities related to the ownership, management, operation, acquisition, repositioning and disposition of our real estate assets, including properties which are accounted for by the equity method. Our construction segment includes all activities related to providing construction services to tenants and to other entities within and outside our company. These two lines of businesses are managed separately because each business requires different support infrastructures, provides different services and has dissimilar economic characteristics such as investments needed, stream of revenues and different marketing strategies. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Although our observatory operations are currently not presented as a segment in our predecessor’s historical financial statements since our predecessor has a non-controlling interest in such observatory operations, we anticipate that the operations of our observatory will encompass a reportable segment upon completion of this offering and the formation transactions. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term liquid investments with original maturities of three months or less when purchased. The majority of our cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit. To date, we have not experienced any losses on our invested cash.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Restricted Cash

Restricted cash consists of amounts held by lenders and/or escrow agents to provide for future real estate tax expenditures and insurance expenditures, tenant vacancy related costs, debt service obligations and amounts held for tenants in accordance with lease agreements such as security deposits, as well as amounts held by our third-party property managers.

Revenue Recognition

Rental Revenue

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. We commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. We account for all of our leases as operating leases. Deferred rent receivables, including free rental periods and leasing arrangements allowing for increased base rent payments are accounted for in a manner that provides an even amount of fixed lease revenues over the respective non-cancelable lease terms. Differences between rental income recognized and amounts due under the respective lease agreements are recognized as an increase or decrease to deferred rents receivable.

The timing of rental revenue recognition is impacted by the ownership of tenant improvements and allowances. When we are the owner of the tenant improvements, revenue recognition commences after both the improvements are completed and the tenant takes possession or control of the space. In contrast, if we determine that the tenant allowances we are funding are lease incentives, then we commence revenue recognition when possession or control of the space is turned over to the tenant. Tenant improvement ownership is determined based on various factors including, but not limited to, whether the lease stipulates how and on what a tenant improvement allowance may be spent, whether the tenant or landlord retains legal title to the improvements at the end of the lease term, whether the tenant improvements are unique to the tenant or general-purpose in nature, and whether the tenant improvements are expected to have any residual value at the end of the lease.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters’ wage rate in effect during a base year or increases in the Consumer Price Index over the index value in effect during a base year.

We will recognize rental revenue of acquired in-place above- and below-market leases at their fair values over the terms of the respective leases.

Lease cancellation fees are recognized when the fees are determinable, tenant vacancy has occurred, collectability is reasonably assured, we have no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Total lease cancellation fees for the years ended December 31, 2010, 2009 and 2008 were $11,869, $4,037 and $685, respectively. Such fees are included in other income and fees in our combined statements of income.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Gains on Sale of Real Estate

We record a gain on sale of real estate when title is conveyed to the buyer and we have no substantial economic involvement with the property. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, profit sharing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Gains from sales of depreciated properties are included in discontinued operations and the proceeds from the sale of these properties are classified in the investing activities section of the combined statements of cash flows. During the periods presented, we did not sell any properties.

Third Party Management, Leasing and Other Fees

We earn revenue arising from contractual agreements with affiliated entities of the Sponsors that are not presented as controlled entities. This revenue is recognized as the related services are performed under the respective agreements in place.

Construction Revenue

Revenues from construction contracts are recognized under the percentage-of completion method. Under this method, progress towards completion is recognized according to the ratio of incurred costs to estimated total costs. This method is used because management considers the “cost-to-cost” method the most appropriate in the circumstances.

Contract costs include all direct material, direct labor and other direct costs and an allocation of certain overhead related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Allowance for Doubtful Accounts

We maintain an allowance against tenant and other receivables and deferred rents receivables for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental revenue that is recoverable over the term of the respective lease. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations. If our estimate of collectability differs from the cash received, then the timing and amount of our reported revenue could be impacted. Bad debt expense is included in marketing, general and administrative expenses on our combined statements of income and is an offset to allowance for doubtful accounts on our combined balance sheets, of $2,410, $1,705 and $1,543 for the years ended December 31, 2010, 2009, and 2008, respectively.

Discontinued Operations

We reclassify material operations related to properties sold during the period or held for sale at the end of the period to discontinued operations for all periods presented. There were no discontinued operations in the periods presented.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew leases, are amortized on a straight-line basis over the related lease term and the expense is included in depreciation and amortization in our combined statements of income. Upon the early termination of a lease, unamortized deferred leasing costs are charged to expense.

Deferred Financing Costs

Fees and costs incurred to obtain long-term financing have been deferred and are being amortized as a component of interest expense in our combined statements of income over the life of the respective mortgage on the straight-line method which approximates the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking debt, which do not close, are expensed in the period in which it is determined that the financing will not close.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. The expense for the years ended December 31, 2010, 2009 and 2008 was $1,841, $2,071 and $1,701, respectively.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement, and is determined based on the assumptions that market participants use in pricing the asset or liability. Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). We follow the FASB guidance that defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1:	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2:	inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs are unobservable inputs for the asset or liability, which are typically based upon an entity’s own assumptions, as there is little if any, related market activity.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Changes in assumptions or estimation methodologies can have a material effect on these estimated values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

As of December 31, 2010, 2009, and 2008, we did not have any assets or liabilities subject to Level 1, 2, or 3 fair value measurements.

Offering Costs

We have incurred external offering costs of approximately $3,890 for the year ended December 31, 2010 which are included in deferred costs, net in our combined balance sheets. Such costs are comprised of accounting fees, legal fees and other professional fees. We have deferred such costs which will be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Additional offering costs for work done by employees of the supervisor of approximately $453 for the year ended December 31, 2010 were incurred and advanced by our supervisor and have been reimbursed to the supervisor by the existing entities. These costs have been eliminated as intercompany transactions in our predecessor’s historical financial statements. Additionally, the non-controlled entities have incurred external offering costs of approximately $3,255 for the year ended December 31, 2010 that are not included in our predecessor’s historical financial statements. Further, additional offering costs for work done by employees of the supervisor of $380 for the year ended December 31, 2010 were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the non-controlled entities.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in any additional disclosures in our combined financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. The adoption of this guidance, while it will likely be applicable to us, is not expected to have a material impact on our combined financial statements. We did not have any financial instruments that would be materially impacted by this standard as of December 31, 2010.

New Accounting Pronouncements Not Yet Adopted

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU clarifies for which periods supplemental disclosure of pro forma revenue and net income is required when a business combination occurs in the current period. The guidance clarifies that if a public entity presents comparative financial statements, the

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In our case, the guidance is in effect for the 2011 annual reporting period. The adoption of this guidance, while it will likely be applicable to us, is not expected to have a material impact on our combined financial statements.

In May 2011 the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurements. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments in this ASU are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-04 will have a significant impact on our combined financial statements.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income. The update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of the comprehensive income are presented. The amendments in this update are to be applied retrospectively and are effective for fiscal years ending after December 15, 2012 for nonpublic entities except for the amendment to the presentation of reclassifications of items out of accumulated other comprehensive income which the FASB issued a deferral of the effective date on November 8, 2011. We are currently evaluating the impact of adopting this new accounting standards update on our combined financial statements.

In September 2011, the FASB issued a new Accounting Standards Update (ASU) to enhance the disclosure requirements about an employer’s participation in a multiemployer pension plan. Employers that participate in a multiemployer pension plan will be required to provide a narrative description of the general nature of the plans and the employer’s participation in the plans that would indicate how the risks of these plans are different from single-employer plans and a disclosure of the minimum contributions required by the agreement. For each multiemployer pension plan that is individually significant, employers are required to provide additional disclosures including disaggregation of information. The additional disclosures will be adopted retrospectively and effective for annual periods ending after December 15, 2011. Management is currently evaluating the impact of adopting this new accounting standards update on the Company’s combined financial statements.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

3. Deferred Costs, Net

Deferred costs, net consisted of the following at December 31, 2010 and 2009:

	2010	2009
Leasing costs	$74,121	$68,867
Finance costs	17,332	16,967
Portfolio planning costs	3,890	—

Total	95,343	85,834
Less: Accumulated amortization	52,327	46,436

	$43,016	$39,398

Amortization expense related to deferred leasing costs was $7,071, $5,811 and $5,062 and deferred financing costs was $1,983, $1,533 and $1,323, for the years ended December 31, 2010, 2009 and 2008, respectively.

4. Investments in Non-controlled Entities

The investments in non-controlled entities consisted of the following at December 31, 2010 and 2009:

Entity	Property	Nominal % Ownership
Empire State Building Company, L.L.C.	350 Fifth Ave, New York, NY	23.750%
1333 Broadway Associates, L.L.C.	1333 Broadway, New York, NY	50.000%
1350 Broadway Associates, L.L.C.	1350 Broadway, New York, NY	50.000%
501 Seventh Avenue Associates, L.L.C.	501 Seventh Ave, New York, NY	20.469%

Empire State Building Company, L.L.C. is the operating lessee of the property at 350 Fifth Avenue. The land and fee owner, Empire State Building Associates L.L.C., is a predecessor controlled entity whose operations are included in our combined financial statements. For the observatory operations, revenues consist of admission fees to visit the observatory and are recognized as income when admission tickets are sold. Revenues from photography, gifts and other products and services are recognized at the time of sale.

1333 Broadway Associates, L.L.C. is the operating lessee of the property at the same address.

1350 Broadway Associates, L.L.C. is the operating lessee of the property at the same address.

501 Seventh Avenue Associates L.L.C. is the operating lessee of the property at the same address. The fee owner, Seventh Avenue Building Associates L.L.C., is a predecessor controlled entity whose operations are included in our combined financial statements.

Our share of income from these entities may exceed nominal ownership percentages based on the achievement of certain income thresholds as set forth in the relevant partnership agreements.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

The following table reflects the activity in our investments in non-controlled entities for the years ended December 31, 2010 and 2009:

	2010	2009
Balance at beginning of year	$69,887	$69,248
Equity in Net income	15,324	10,800
Distributions	(3,467)	(10,161)

Balance at end of year	$81,744	$69,887

	December 31, 2010
Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate and development in process, net	$194,747	$31,277	$33,698	$17,609	$277,331
Other assets	126,797	47,942	20,618	15,240	210,597

Total assets	$321,544	$79,219	$54,316	$32,849	$487,928

Mortgage and notes payable	$—	$71,200	$40,427	$—	$111,627
Other liabilities	42,466	2,047	3,331	3,172	51,016
Members’/partners’ equity	279,078	5,972	10,558	29,676	325,284

Total liabilities and members’/partners’ equity	$321,544	$79,219	$54,316	$32,849	$487,928

Our share of equity—carrying value of our investments in non-controlled entities	$67,469	$2,497	$5,881	$5,897	$81,744

The following reflects combined summarized financial information of the non-controlled entities:

	December 31, 2009
Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate and development in process, net	$151,218	$29,296	$28,888	$17,038	$226,440
Other assets	123,125	43,788	27,284	13,856	208,053

Total assets	$274,343	$73,084	$56,172	$30,894	$434,493

Mortgage and notes payable	$—	$62,100	$40,427	$—	$102,527
Other liabilities	43,970	5,366	4,396	3,013	56,745
Members’/partners’ equity	230,373	5,618	11,349	27,881	275,221

Total liabilities and members’/partners’ equity	$274,343	$73,084	$56,172	$30,894	$434,493

Our share of equity—carrying value of our investments in non-controlled entities	$55,901	$2,110	$6,277	$5,599	$69,887

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

	December 31, 2008
Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate and development in process, net	$119,234	$21,018	$21,533	$13,578	$175,363
Other assets	125,393	35,672	29,545	16,233	206,843

Total assets	$244,627	$56,690	$51,078	$29,811	$382,206

Mortgage and notes payable	$—	$46,200	$33,950	$—	$80,150
Other liabilities	16,020	2,570	4,061	3,936	26,587
Members’/partners’ equity	228,607	7,920	13,067	25,875	275,469

Total liabilities and members’/partners’ equity	$244,627	$56,690	$51,078	$29,811	$382,206

Our share of equity—carrying value of our investments in non-controlled entities	$54,294	$3,318	$6,477	$5,159	$69,248

	December 31, 2010
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental real estate revenue	$114,520	$15,249	$18,347	$17,482	$165,598
Observatory revenue	78,880	—	—	—	78,880

Total revenue	193,400	15,249	18,347	17,482	244,478

Expenses:
Operating expenses—rental	111,153	7,172	8,927	13,072	140,324
Operating expenses—observatory	18,249	—	—	—	18,249
Interest	—	4,483	2.691	—	7,174
Depreciation and amortization	11,693	2,840	2.695	2,614	19,842

Total expenses	141,095	14,495	14.313	15,686	185,589

Net Income	$52,305	$754	$4,034	$1,796	$58,889

Our share of equity in net income of non-controlled entities	$12,423	$587	$2,017	$297	$15,324

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

	December 31, 2008
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Real estate revenue	$109,146	$10,736	$16,337	$17,885	$154,104
Observatory revenue	72,197	—	—	—	72,197

Total revenue	181,343	10,736	16,337	17,885	226,301

Expenses:
Operating expenses—rental	108,656	8,284	8,805	13,789	139,534
Operating expenses—observatory	15,868	—	—	—	15,868
Interest	—	2,265	1,374	—	3,639
Depreciation and amortization	10,267	1,275	1,930	913	14,385

Total expenses	134,791	11,824	12,109	14,702	173,426

Net Income	$46,552	$(1,088)	$4,228	$3,183	$52,875

Our share of equity in net income of non-controlled entities	$11,056	$(503)	$2,180	$689	$13,422

	December 31, 2009
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Real estate revenue	$112,700	$10,741	$17,296	$17,493	$158,230
Observatory revenue	71,647	—	—	—	71,647

Total Revenue	184,347	10,741	17,296	17,493	229,877

Expenses:
Operating expenses—rental	116,693	7,383	9,214	13,069	146,359
Operating expenses—observatory	18,306	—	—	—	18,306
Interest	—	3,645	2,415	—	6,060
Depreciation and amortization	9,044	2,015	2,559	1,092	14,710

Total expenses	144,043	13,043	14,188	14,161	185,435

Net income (loss)	$40,304	$(2,302)	$3,108	$3,332	$44,442

Our share of equity in net income of non-controlled entities	$9,572	$(1,208)	$1,724	$712	$10,800

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

5. Debt

Mortgage Notes Payable

Mortgage notes payable are collateralized by the following respective real estate properties and assignment of operating leases at December 31:

	Principal Balance as of December 31,		Stated Rate	Effective Rate(1)	Maturity Date(2)
	2010	2009
Mortgage debt collateralized by:
Fixed rate debt
The Empire State Building (first lien mortgage loan)(3)	$60,500	$60,500	6.50%	7.31%	5/1/2012
(second lien mortgage loan)(3)	31,500	31,500	6.50%	7.31%	5/1/2012
250 West 57th Street (first lien mortgage loan)	27,958	28,659	5.33%	6.09%	1/5/2015
(second lien mortgage loan)	12,022	12,248	6.13%	6.90%	1/5/2015
First Stamford Place	250,000	250,000	5.65%	5.87%	7/5/2017
69-97 Main Street	9,516	9,659	5.64%	5.93%	5/1/2013
501 Seventh Avenue (first lien mortgage loan)	1,142	1,174	5.75%	6.30%	8/1/2013
(second lien mortgage loan)(4)	42,163	43,294	5.75%;	6.30%;	8/1/2013
			6.04%	6.60%
1359 Broadway (first lien mortgage loan)	10,551	10,840	5.75%	6.18%	8/1/2014
(second lien mortgage loan)(5)	38,470	39,363	5.75%;	6.13%;	8/1/2014
			5.87%;	6.25%;
			6.40%	6.78%
One Grand Central Place	93,720	95,851	5.34%;	5.72%;	11/5/2014
			7.00%	7.39%
500 Mamaroneck Avenue	34,540	35,131	5.41%	5.64%	1/1/2015
Metro Center (first lien mortgage loan))(6)	62,700	63,966	5.80%	5.97%	1/1/2016
(second lien mortgage loan))(6)	39,255	39,759	6.02%	6.02%	1/1/2016
10 Union Square	21,850	18,455	6.00%	7.71%	5/1/2017
10 Bank Street	35,005	35,483	5.72%	5.89%	6/1/2017
1542 Third Avenue	20,025	20,326	5.90%	6.25%	6/1/2017
1010 Third Avenue and 77 West 55th Street	29,441	29,840	5.69%	6.05%	7/5/2017
383 Main Avenue	31,883	32,324	5.59%	5.72%	7/5/2017

Total fixed rate debt	$852,241	$858,372

Floating rate debt
250 West 57th St, (third lien mortgage loan)	$935	$935	(7)	(7)	1/5/2015

Total floating rate debt	$935	$935

Total Mortgage Notes Payable	$853,176	$859,307

(1)	The effective rate is the yield as of the issuance date, including the effects of debt issuance costs. There are no discounts or premiums on the notes.
(2)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(3)	This debt was refinanced in July 2011. See Note 12.
(4)	Represents the two tranches of the second lien mortgage loan.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

(5)	Represents three tranches of the second lien mortgage loan.
(6)	Notes 1 and 2 are pari passu.
(7)	Floating at Prime + 1.0% with a floor of 6.5%, with an option to fix the rate up to three times per annum in minimum increments of $5,000. The total line of credit is $21,000.

The carrying amount of the properties collateralizing the mortgage notes payable amounted to $561,943 and $554,406 at December 31, 2010 and 2009, respectively.

Contractual Principal Payments

Contractual aggregate required principal payments on mortgage notes payable at December 31, 2010 are as follows:

2011	$10,354
2012(1)	104,165
2013	63,178
2014	141,454
2015	883
Thereafter	533,142

Total principal maturities	$853,176

(1)	$92,000 of the debt was refinanced in July 2011. See Note 12.

The mortgage note payable balance of $853,176 does not include the accrued interest of $3,110.

Unsecured Loan and Notes Payable

We hold an unsecured loan payable to Peter L. Malkin, one of the Sponsors, with a balance of $14,771 and $12,429 as of December 31, 2010 and 2009, respectively. The loan balances include accrued interest of $84 and $99, respectively. The loan is payable on demand with interest compounded monthly at the short term Applicable Federal Rate. This liability will be distributed to certain owners of the Predecessor and will not be assumed by us.

On December 20, 2010, one of the combined entities (500 Mamaroneck, L.P.) entered into a promissory note agreement with the Sponsors (“2010 Promissory Note”), whereby the latter would lend up to $3,600 to the entity primarily for tenant improvements. As of December 31, 2010, $1,200 was borrowed under the agreement. An additional $1,200 was borrowed in January 2011 and $800 was borrowed in March 2011. Loans made pursuant to the 2010 Promissory Note were payable on demand and earned interest at the rate of 10% per annum, payable at the time of principal repayments. The $3,200 borrowed under the 2010 Promissory Note, together with applicable interest, was repaid in full on April 21, 2011.

On April 21, 2011, 500 Mamaroneck, L.P. entered into a second promissory note agreement with the Sponsors, as agents for certain investors in 500 Mamaroneck, L.P. (“2011 Promissory Note”), under which the investors loaned $3,600 (including $1,174 from the Sponsors) to 500 Mamaroneck, L.P. From the proceeds of this loan, $3,200 was used to repay the principal of the 2010 Promissory Note. Loans made pursuant to the 2011 Promissory Note earn interest at the rate of 10% per annum, payable quarterly, beginning July 1, 2011. The loans will mature on the earliest of (i) January 1, 2015, (ii) sale or transfer of title to the property, or (iii) satisfaction of the existing first mortgage loan on the property. Loans made under the 2011 Promissory Note may be repaid without penalty at any time in part or in full, along with all accrued interest.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2010	2009
Accounts payable and accrued liabilities	$16,084	$8,113
Improvements payable	2,983	772
Other	691	625

Accounts payable and accrued expenses	$19,758	$9,510

7. Fair Value of Financial Instruments

Our estimates of the fair value of financial instruments at December 31, 2010 and 2009 were determined by management using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The following table presents the aggregate carrying value of our debt and the corresponding estimates of fair value as of December 31, 2010 and 2009:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage notes payable	$853,176	$877,005	$859,307	$804,835
Unsecured loans and notes payable—related parties	15,887	15,887	12,329	12,329

Fair value of financial instruments	$869,063	$892,892	$871,636	$817,164

The fair value of our mortgage notes payable is based on a discounted cash flow models using currently available market rates assuming the loans are outstanding through maturity and considering the loan to value ratios. The unsecured loans and notes payable are carried at amounts which reasonably approximate their fair value at inception.

Cash and cash equivalents, restricted cash, tenant and other receivables, accrued interest payable, due from affiliated companies, deferred revenue, tenant security deposits and accounts payable approximate their fair values because of the short-term nature of these instruments.

8. Rental Income

We lease various office spaces to tenants over terms ranging from one to 19 years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the consumer price index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in our combined statements of income as tenant expense reimbursement.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

At December 31, 2010, we were entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2030.

2011	$161,668
2012	149,104
2013	131,421
2014	120,034
2015	103,843
Thereafter	905,412

$1,571,482

Future minimum rent as reflected above includes approximately $12,154 in 2011, $10,767 in 2012, $9,957 in each of the years 2013 through 2015 and $492,828 thereafter from Empire State Building Company L.L.C. (lease term as extended expires on January 4, 2076) and 501 Seventh Avenue Associates L.L.C. (lease term as extended expires on March 31, 2050), who are lessees of two fee lessor positions included in the combined financial statements. The lessees are non-controlled entities and are included in the combined financial statements under the equity method. Upon acquisition by our company, the foregoing rental income will be eliminated in consolidation. For purposes of computing future minimum rent from Empire State Building Company, L.L.C. and 501 Seventh Avenue Associates L.L.C., it was assumed that mortgages maturing during this period will be refinanced and that debt service will remain the same.

The above future minimum lease payments exclude tenant recoveries, amortization of deferred rent receivables and the net accretion of above/below-market lease intangibles. Some leases are subject to termination options, generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

9. Commitments and Contingencies

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on our combined financial position, results of operations or liquidity.

Litigation

We are not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business such as disputes with tenants. We believe that the costs and related liabilities, if any, which may result from such actions, will not materially affect our combined financial position, operating results or liquidity.

Unfunded Capital Expenditures

At December 31, 2010, we estimate that we will incur $36,938 of capital expenditures (including tenant improvements and leasing commissions) on our wholly-owned properties pursuant to existing lease agreements. We expect to fund these capital expenditures with operating cash flow, additional property level mortgage

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

financings and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion.

Concentration of Credit Risk

Financial instruments that subject us to credit risk consist primarily of cash, restricted cash, due from affiliated companies, tenant and other receivables and deferred rent receivable.

Included in cash and cash equivalents and restricted cash at December 31, 2010 and 2009 were $83,712 and $88,370 of bank balances in excess of amounts insured by the Federal Deposit Insurance Corporation that were held on deposit at one major New York money center bank. In addition, $58,094 and $75,719 at December 31, 2010 and 2009, respectively, consisted of money market mutual funds sponsored by that institution. The underlying investments of those funds are divided between short-term United States Treasury securities and a diversified portfolio of other short-term obligations.

Real Estate Investments

Our properties are located in Manhattan, New York; Fairfield County, Connecticut; and Westchester County, New York. The latter locations are suburbs of the city of New York. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the markets in which the tenants operate. We perform ongoing credit evaluations of our tenants for potential credit losses.

Tenant Credit Evaluations

Our investments in real estate properties are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in general economic conditions, trends in the real estate industry, creditworthiness of tenants, competition of tenants and customers, changes in tax laws, interest rate levels, the availability and cost of financing, and potential liability under environmental and other laws.

Our management performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees. Although the tenants operate in a variety of industries, to the extent we have a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on our company.

Major Customers and Other Concentrations

Excluding the revenues we recognized under operating leases with non-controlled entities, for the year ended December 31, 2010, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 5.28%, 2.24% and 2.79% (total of 10.31%) of 2010 revenues. For the year ended December 31, 2009, four tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.49%, 2.43%, 1.93% and 1.76% (total of 10.62%) of 2009 revenues. For the year ended December 31, 2008, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 5.42%, 2.67% and 2.38% (total of 10.47%) of 2008 revenues.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

For the years ended December 31, 2010, 2009 and 2008, three properties accounted for more than 10% of total revenues in the aggregate. For 2010, One Grand Central Place represented approximately 23.93% of total revenues, First Stamford Place represented approximately 17.17%, and 250 West 57th Street represented approximately 10.57%. For 2009, One Grand Central Place represented approximately 24.62% of total revenues, First Stamford Place represented approximately 15.35%, and 250 West 57th Street represented approximately 12.62%. For 2008, One Grand Central Place represented approximately 26.36% of total revenues, First Stamford Place represented approximately 16.26%, and 250 West 57th Street represented approximately 12.57%.

Unionized Work Force

Each property’s maintenance and cleaning staffs are employed under the terms of collective bargaining agreements and have union representation. As of June 30, 2011, all union contracts are current with the exception of Local 30 for building engineers, which have expired. Employees in Local 30 continue to work under the terms of the prior agreements on a temporary basis. It is anticipated that the final contracts will contain provisions for salary adjustments to be made retroactive to the expiration date of the prior contracts.

Asset Retirement Obligations

We are required to accrue costs that we are legally obligated to incur on retirement of our properties which result from acquisition, construction, development and/or normal operation of such properties. Retirement includes sale, abandonment or disposal of a property. Under that standard, a conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within a company’s control and a liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified asbestos or asbestos-containing building materials in certain of our properties. As of December 31, 2010, management has no plans to remove or alter these properties in a manner that would trigger federal and other applicable regulations for asbestos removal, and accordingly, the obligations to remove the asbestos or asbestos-containing building materials from these properties have indeterminable settlement dates. As such, we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation. However ongoing asbestos abatement, maintenance programs and other required documentation are carried out as required and related costs are expensed as incurred.

Other Environmental Matters

Certain of our properties have been inspected for soil contamination due to pollutants, which may have occurred prior to our ownership of these properties or subsequently in connection with its development and/or its use. Required remediation to such properties has been completed and as of December 31, 2010, management believes that there are no obligations related to environmental remediation other than maintaining the affected sites in conformity with the relevant authority’s mandates and filing the required documents. All such maintenance costs are expensed as incurred.

We expect that resolution of the environmental matters relating to the above will not have a material impact on our business, assets, combined financial condition, results of operations or liquidity. However, we cannot be certain that we have identified all environmental liabilities at our properties, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that such environmental liabilities arise.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Insurance Coverage

We carry insurance coverage on our properties of types and in amounts with deductibles that we believe are in line with coverage customarily obtained by owners of similar properties.

Multiemployer Pension Plan

In connection with our collective-bargaining agreements with the Service Employees Janitorial Union—Local 32B-32J and the Central Pension Fund—Local 94, some of the individual entities participate with other companies in two defined benefit pension plans. The plans cover all of those entities’ janitorial and engineering employees who are members of the union. Such plans are defined benefit pension plans. These plans are not administered by us and contributions are determined in accordance with provisions of negotiated labor contracts. We incurred union pension and welfare expense (which is included in operating expenses) of $627, $522 and $441 for the years ended December 31, 2010, 2009 and 2008, respectively.

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject any of those individual entities to the obligation.

Certain entities maintain defined contribution plans which cover substantially all employees of those entities who meet the eligibility requirements set forth in the plans’ documents. These plans include a cash or deferred arrangement subject to the provisions of Section 401(k) of the Internal Revenue Code. Accordingly, each participant may elect to defer and contribute to the plans (under a salary reduction agreement) a portion of such participant’s compensation up to the maximum amount, as defined.

Participants become fully vested in their accounts, to the extent of their contributions, immediately upon entry into the plans. The plans also allow for discretionary employer contributions, to which participants become vested in over a period of five years. In 2010, we elected to discontinue our discretionary employer contribution. We made discretionary employer contributions of $0, $1, and $138 for the years ended December 31, 2010, 2009 and 2008, respectively. The plans may be terminated at the option of each participating individual entity.

10. Related Party Transactions

Services are provided by us to affiliates of the Sponsors that are not part of the predecessor. These affiliates are related parties because beneficial interests in the predecessor and the affiliated entities are held, directly or indirectly, by the Sponsors, their affiliates and their family members.

During 2010, 2009 and 2008, we engaged in various transactions with affiliates of the Sponsors and their family members. These transactions are reflected in our combined statements of income as third-party management and other fees and the unpaid balances are reflected net in the due from affiliated companies on the combined balance sheet. The balance of $2,220 and $1,300 for the years ended December 31, 2010 and 2009, respectively, in the due from affiliated companies, net represents $7,014 and $7,760 in the due to affiliated companies offset by $9,234 and $9,060 in due from affiliated companies.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Supervisory Fee Revenue

We earned supervisory fees from affiliated entities not included in the combined financial statements of $1,512, $1,743 and $1,778 during the years ended December 31, 2010, 2009 and 2008, respectively. These fees are included within Third-party management and other fees.

We earned supervisory fees from uncombined entities included in the combined financial statements on the equity method of $413 in 2010, 2009 and 2008. These fees are included within Third-party management and other fees.

Property Management Fee Revenue

We earned property management fees from affiliated entities not included in the combined financial statements of $1,055, $1,443 and $2,441 during the years ended December 31, 2010, 2009 and 2008, respectively. These fees are included within Third-party management and other fees.

We earned property management fees from uncombined entities included in these combined financial statements on the equity method of $178, $376 and $520 during the years ended December 31, 2010, 2009 and 2008, respectively. These fees are included within Third-party management and other fees.

Lease Commissions

We earned leasing commissions from affiliated entities not included in the combined financial statements of $2, $79 and $0 during the years ended December 31, 2010, 2009 and 2008, respectively.

Profit Share

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from affiliated entities not included in the combined financial statements. Our profits interest totalled $824, $953 and $1,572 during the years ended December 31, 2010, 2009 and 2008, respectively. These fees are included within Other income and fees.

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from uncombined entities included in these combined financial statements on the equity method. Our profits interest totalled $491, $595 and $901 during the years ended December 31, 2010, 2009 and 2008, respectively. These fees are included within Other income and fees.

Other Fees and Disbursements from Non-Controlled Affiliates

We received other fees and disbursements from affiliated entities not included in the combined financial statements of $561, $146 and $649 during the years ended December 31, 2010, 2009 and 2008, respectively. These fees are included within Other income and fees.

We received other fees and disbursements from unconsolidated subsidiaries included in these combined financial statements on the equity method of $201, $96 and $115 during the years ended December 31, 2010, 2009 and 2008, respectively. These fees are included within Other income and fees.

Included in these other fees are reimbursements from affiliates for deferred offering costs related to the IPO.

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Family Office Services

Family office services mainly comprise accounting and bookkeeping services. During the years ended December 31, 2009 and 2008, we provided certain family office services to the Sponsors without charge. In 2010, the Sponsors reimbursed us for direct costs incurred in 2010 in the amount of $705. For the years ended December 31, 2009 and 2008, the identifiable direct costs of these services were $721 and $710, respectively, which were not reimbursed.

Aircraft Use

We owned shares of three aircraft for our use and for the use of the Sponsors. A significant portion of the aircraft use is for the “personal use” of Peter L. Malkin and Anthony E. Malkin. The costs of the aircraft, and attendant expenses, which are attributable to such “personal use,” are not deductible for income tax purposes. An amount, in accordance with a formula set forth in the Code, is added to the compensation of Peter L. Malkin and Anthony E. Malkin. “Personal use” expenses amounted to $581, $672 and $813 for the years ended December 31, 2010, 2009 and 2008, respectively. These expenses are included within Marketing, general and administrative expenses.

In May 2011, we sold two of our aircraft interests for $238. The third aircraft interest was sold in May, 2011 to Air Malkin LLC (a company owned by Peter L. Malkin) at its estimated fair value of $383. There was no material income or loss to us in connection with these transactions.

Receivable in Connection with Officer’s Life Insurance

Malkin Properties of Connecticut Inc., or MPC, one of the companies that comprise the Predecessor, pays the premium on a split dollar life insurance policy with a face amount of $11,000 carried on the life of Anthony E. Malkin, President of MPC. The owner and beneficiary of the policy is a trust whose beneficiaries are members of the family of Mr. Malkin. The trust reimburses MPC a portion of the annual premium of this policy, at a rate determined to be solely the cost of the insurance protection.

The trustee of the trust has assigned to MPC the right to receive an amount equal to the cumulative annual premiums it has paid on the policy since origination (i) from amounts payable to the trust on account of death of the insured or (ii) upon surrender of the policy by the trust. As of December 31, 2010 and 2009, the amounts due to MPC were $1,226 and $1,125, respectively. These amounts were included within Tenant and other receivables.

The insurance policy terminates on December 31, 2011 and we do not anticipate that it will be renewed. The cash surrender value of the insurance policy will be used to repay all of the monies due to MPC if sufficient. As of December 31, 2010, the cash surrender value exceeds the balance of the cumulative annual premiums due to MPC. The remaining obligation of MPC is $107 as of December 31, 2010.

Other

Amounts due from or (to) related parties at December 31 consisted of the following:

	2010	2009
Partners and shareholders	$125	$131
Other affiliated entities	2,220	1,300

Related party receivables	$2,345	$1,431

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

Balances due from partners and shareholders are classified within tenant and other receivables.

11. Segment Reporting

Our reportable segments consist of a real estate segment and a construction contracting segment. Management internally evaluates the operating performance and financial results of our segments based on net operating income. We also have certain general and administrative level activities, including legal and accounting, that are not considered separate operating segments. Our reportable segments are on the same basis of accounting as described in footnote 2.

The following table provides components of segment profit for each segment for the years ended December 31, 2010, 2009 and 2008, as reviewed by management:

2010	Real Estate	Construction Contracting	Totals
Revenues from external customers	$219,368	$27,139	$246,507
Intersegment revenues	72	11,843	11,915

Total revenues	219,440	38,982	258,422
All operating expenses, excluding noncash items	(87,651)	(38,297)	(125,948)
Interest expense	(52,264)	—	(52,264)
Depreciation and amortization expense	(34,008)	(33)	(34,041)
Equity in net income of investees accounted for by the equity method	15,324	—	15,324

Segment Profit	$60,841	$652	$61,493

Segment assets	$813,571	$9,221	$822,792

Investment in equity method investees	$81,744	$—	$81,744

Expenditures for segment assets	$35,262	$—	$35,262

2009	Real Estate	Construction Contracting	Totals
Revenues from external customers	$216,147	$15,997	$232,144
Intersegment revenues	168	3,758	3,926

Total revenues	216,315	19,755	236,070
All operating expenses, excluding noncash items	(87,358)	(20,940)	(108,298)
Interest expense	(50,738)	—	(50,738)
Depreciation and amortization expense	(29,285)	(42)	(29,327)
Equity in net income of investees accounted for by the equity method	10,800	—	10,800

Segment Profit	$59,734	$(1,227)	$58,507

Segment assets	$815,218	$5,493	$820,711

Investment in equity method investees	$69,887	$—	$69,887

Expenditures for segment assets	$39,520	$4	$39,524

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

2008	Real Estate	Construction Contracting	Totals
Revenues from external customers	$210,373	$56,561	$266,934
Intersegment revenues	159	5,671	5,830

Total revenues	210,532	62,232	272,764
All operating expenses, excluding noncash items	(79,625)	(61,537)	(141,162)
Interest expense	(48,664)	—	(48,664)
Depreciation and amortization expense	(26,797)	(41)	(26,838)
Equity in net income of investees accounted for by the equity method	13,422	—	13,422

Segment Profit	$68,868	$654	$69,522

Segment assets	$772,683	$10,962	$783,645

Investment in equity method investees	$69,248	$—	$69,248

Expenditures for segment assets	$9,336	$61	$9,397

The following table provides a reconciliation of segment data to the combined financial statements:

	2010	2009	2008
Revenue reconciliation
Total revenues for reportable segments	$258,422	$236,070	$272,764
Other revenues	38	171	1,863
Elimination for intersegment revenues	(11,915)	(3,926)	(5,830)

Total combined revenues	$246,545	$232,315	$268,797

Profit or loss
Total profit or loss for reportable segments	$61,493	$58,507	$69,522
Other profit or loss items	(13,214)	(15,361)	(16,894)
Elimination for intersegment profit or loss	(1,489)	(696)	(902)
Unallocated amounts:
Investment income	38	171	1,862
Aircraft expenses	(710)	(784)	(868)

Net income	$46,118	$41,837	$52,720

12. Subsequent Events

Except as disclosed below, there have not been any events that have occurred that would require adjustments to or disclosure in our combined financial statements.

In January 2011, the estate of Leona Helmsley paid to us $5,000 as a voluntary reimbursement for legal expenses previously incurred.

On July 26, 2011, we closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000 to be used to pay and discharge all existing mortgage loans (the “original loans”) secured by our fee interest in the Empire State Building and our master operating lease position of 350 Fifth Avenue, held by one of the non-controlled entities, Empire State Building Company LLC,

Empire State Realty Trust, Inc., Predecessor

Notes to Combined Financial Statements (continued)

(amounts in thousands)

to fund operations and working capital requirements relating to the property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the loan agreement (the “Loan Agreement”), the Lenders may provide us with additional advances of up to $76,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000. Subject to the terms and conditions of the Loan Agreement, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR. We are obligated to repay the outstanding amount of the loan plus accrued and unpaid interest and all other amounts due under the Loan Agreement and related documents on July 26, 2014, which we may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan Agreement at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan-to-value ratio (as updated) and debt yield and the absence of an event of default. We incurred a prepayment penalty of approximately $2,400 in connection with the repayment of the original loans.

The secured term loan was amended by the First Amendment to Loan Agreement, Ratification of Loan Documents and Omnibus Amendment dated as of November 2, 2011 to provide for additional commitments from Capital One, National Association so that, collectively, the loan was increased to $300 million. No additional funds were drawn at the time of the modification.

Empire State Realty Trust, Inc., Predecessor

Schedule II—Valuation and Qualifying Accounts

(amounts in thousands)

Description	Balance At Beginning of Year	Additions Charged Against Operations	Uncollectible Accounts Written-Off	Balance at End of Year
Year ended December 31, 2010
Allowance for doubtful accounts	$1,164	$2,410	($2,081)	$1,493
Year ended December 31, 2009
Allowance for doubtful accounts	$772	$1,705	($1,313)	$1,164
Year ended December 31, 2008
Allowance for doubtful accounts	$188	$1,543	($959)	$772

Empire State Realty Trust, Inc., Predecessor

Schedule III—Real Estate and Accumulated Depreciation

(amounts in thousands)

			Initial Cost to the Company		Cost Capitalized Subsequent to Acquisition		Gross Amount of which Carried at 12/31/10
Development	Type	Encumbrances	Land	Building & Leasehold	Improvements	Carrying Costs	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income statement is computed
250 West 57th Street, New York, NY	office/ retail	40,915	2,117	5,041	54,261	n/a	2,117	59,302	61,419	(15,975)	1921	1953	various
Fee ownership position of 501 Seventh Avenue, New York, NY	office/ retail	43,305	1,100	2,600	40,485	n/a	1,100	43,085	44,185	(19,031)	1923	1950	various
1359 Broadway, New York, NY	office/ retail	49,021	1,233	1,809	39,317	n/a	1,233	41,126	42,359	(11,797)	1924	1953	various
Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, NY	office/ retail	92,000	21,551	38,934	10,162	n/a	21,551	49,096	70,647	(9,106)	1930	1961 / 2002A	various
One Grand Central Place, New York, NY	office/ retail	93,720	7,240	17,490	111,490	n/a	7,240	128,980	136,220	(41,297)	1930	1954	various
First Stamford Place, Stamford, CT	office	250,000	22,953	122,739	30,043	n/a	24,862	152,782	177,644	(39,520)	1986	2001	various
One Station Place, Stamford, CT (Metro Center)	office	101,955	5,313	28,602	7,359	n/a	5,313	35,961	41,274	(20,763)	1987	1984	various
383 Main Street, Norwalk, CT	office	31,883	2,262	12,820	6,545	n/a	2,262	19,365	21,627	(7,343)	1985	1994	various
500 Mamaroneck Avenue, Mamaroneck, NY	office	34,540	4,571	25,915	14,905	n/a	4,571	40,820	45,391	(11,378)	1987	1999	various
10 Bank Street, White Plains, NY	office	35,005	5,612	31,803	6,373	n/a	5,612	38,176	43,788	(10,649)	1989	1999	various
10 Union Square, New York, NY	retail	21,850	5,003	12,866	434	n/a	5,003	13,300	18,303	(4,700)	1987	1996	various
1542 Third Avenue, New York, NY	retail	20,025	2,239	15,266	57	n/a	2,239	15,323	17,562	(4,458)	1991	1999	various
1010 Third Avenue, New York, NY and 77 West 55th Street, New York, NY	retail	29,441	4,462	15,819	690	n/a	4,462	16,509	20,971	(5,178)	1962 1962
69-97 Main Street, Westport, CT	retail	9,516	2,782	15,766	280	n/a	2,782	16,046	18,828	(3,168)	1922	2003	various
103-107 Main Street, Westport, CT	retail	—	1,243	7,043	17	n/a	1,243	7,060	8,303	(761)	1900	2006	various
Property for development at the Transportation Hub in Stamford CT	land	—	10,885	—	15,801	—	10,885	15,801	26,686	—	na	na	na
Other*			—	—	801	—	—	801	801	(418)	na	na	various

Totals		853,176	100,566	354,513	339,020	—	102,475	693,533	796,008	(205,542)

*	Assets acquired by the management companies (mainly furniture and fixtures)
A	purchased the master operating position in 1961 and the fee position in 2002

Empire State Realty Trust, Inc., Predecessor

Notes to Schedule III—Real Estate and Accumulated Depreciation

(amounts in thousands)

1. Reconciliation of Investment Properties

The changes in our investment properties for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Balance, beginning of year	$768,733	$730,710	$725,570
Improvements	36,688	40,179	16,850
Disposals	(9,413)	(2,156)	(11,710)

Balance, end of year	$796,008	$768,733	$730,710

The unaudited aggregate cost of investment properties for federal income tax purposes as of December 31, 2010 was $756,744.

2. Reconciliation of Accumulated Depreciation

The changes in our accumulated depreciation for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Balance, beginning of year	$185,829	$163,306	$150,222
Depreciation expense	26,970	23,515	21,776
Disposals	(7,257)	(992)	(8,692)

Balance, end of year	$205,542	$185,829	$163,306

Depreciation of investment properties reflected in the combined statements of income is calculated over the estimated original lives of the assets as follows:

Buildings	39 years
Building improvements	39 years
Tenant improvements	Term of related lease

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Balance Sheets

September 30, 2011 and December 31, 2010

(amounts in thousands)

	September 30, 2011	December 31, 2010
	(unaudited)
ASSETS
Commercial real estate properties, at cost:
Land	$102,646	$102,475
Land held for future development	15,614	15,801
Building and improvements	586,109	567,123
Building leasehold interests and improvements	141,101	110,609

	845,470	796,008
Less: accumulated depreciation	(225,949)	(205,542)

	619,521	590,466
Cash and cash equivalents	125,924	88,031
Restricted cash	26,968	34,233
Tenant and other receivables, net of allowance of $201 and $845 as of September 30, 2011 and December 31, 2010, respectively	13,101	8,765
Deferred rent receivables, net of allowance of $701 and $648 as of September 30, 2011 and December 31, 2010, respectively	46,664	44,230
Investment in non-controlled entities	84,693	81,744
Deferred costs, net	66,547	43,016
Due from affiliated companies	3,001	9,383
Prepaid expenses and other assets	8,747	11,831

TOTAL ASSETS	$995,166	$911,699

LIABILITIES
Mortgage notes payable	$919,010	$853,176
Unsecured loan and notes payable—related parties	18,337	15,887
Accrued interest payable	2,865	3,194
Accounts payable and accrued expenses	17,747	19,758
Due to affiliated companies	23,120	7,163
Deferred revenue and other liabilities	7,967	7,544
Tenants’ security deposits	16,315	15,735

TOTAL LIABILITIES	1,005,361	922,457
OWNERS’ (DEFICIT)	(10,195)	(10,758)

TOTAL LIABILITIES AND OWNERS’ (DEFICIT)	$995,166	$911,699

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statements of Income

(unaudited)

For the Nine Months Ended September 30, 2011 and 2010

(amounts in thousands)

	Nine Months Ended September 30,
	2011	2010
REVENUES
Rental revenue	$126,768	$122,632
Tenant expense reimbursement	22,869	24,549
Third-party management and other fees	4,671	2,829
Construction revenue	35,323	23,713
Other income and fees	9,909	13,026

Total Revenues	199,540	186,749

OPERATING EXPENSES
Operating expenses	40,520	44,043
Marketing, general and administrative expenses	13,431	13,031
Construction expenses	34,121	23,258
Real estate taxes	21,968	20,310
Depreciation and amortization	25,773	25,048

Total Operating Expenses	135,813	125,690

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	63,727	61,059
Interest expense	41,732	39,162

Income from Operations before Equity in Net Income of Non-controlled Entities	21,995	21,897
Equity in net income of non-controlled entities	12,239	12,376

NET INCOME	$34,234	$34,273

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statement of Owners’ Deficit

(unaudited)

September 30, 2011 and 2010

(amounts in thousands)

Owners’ (Deficit) at December 31, 2010	$(10,758)
Net income—January 1 through September 30, 2011	34,234
Contributions from owners—January 1 through September 30, 2011	1,080
Distributions to owners—January 1 through September 30, 2011	(34,751)

Owners’ (Deficit) at September 30, 2011	$(10,195)

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statements of Cash Flows

(unaudited)

For the Nine Months Ended September 30, 2011 and 2010

(amounts in thousands)

	Nine Months Ended September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$34,234	$34,273

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,064	26,480
Straight-lining of rental revenue	(2,434)	5,756
Bad debts	147	2,116
Equity in net income of non-controlled entities	(12,239)	(12,376)
Distributions of cumulative earnings of non-controlled entities	9,289	2,325
Increase (decrease) in cash flows due to changes in operating assets and liabilities:
Restricted cash	7,787	5,024
Tenant and other receivables	(4,482)	(14,258)
Deferred leasing costs	(2,681)	(6,776)
Due to/from affiliated companies	1,389	(3,809)
Prepaid expenses and other assets	3,084	2,815
Accounts payable and accrued expenses	(1,026)	10,132
Accrued interest payable	(280)	(64)
Deferred revenue and other liabilities	423	(1,082)

Total adjustments	27,041	16,283

Net cash provided by operating activities	61,275	50,556

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash for investing activities	57	932
Additions to development in progress	—	(2,165)
Additions to tenant improvement costs	(22,321)	(9,431)
Additions to building improvements	(19,954)	(20,041)

Net cash used in investing activities	(42,218)	(30,705)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage notes payable	165,540	3,644
Repayment of mortgage notes payable	(99,705)	(7,261)
Proceeds from unsecured loan payable	5,600	395
Repayment of unsecured loan payable	(3,200)	—
Deferred financing costs	(6,984)	(266)
Portfolio planning costs	(8,744)	—
Contributions from owners	1,080	1,420
Distributions to owners	(34,751)	(31,388)

Net cash provided by (used in) financing activities	18,836	(33,456)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	37,893	(13,605)
CASH AND CASH EQUIVALENTS—beginning of period	88,031	94,087

CASH AND CASH EQUIVALENTS—end of period	$125,924	$80,482

Supplemental Disclosures of Cash Flow Information:
Interest paid during the period	$42,061	$39,297

The accompanying notes are an integral part of these financial statements

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (unaudited)

(amounts in thousands)

1. Organization and Description of Business

As used in these condensed combined financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean the Predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its combined subsidiaries upon consummation of its initial public offering, or IPO, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets or equity interests of entities owning various controlling and non-controlling interests in real estate assets and certain management businesses controlled and/or managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the IPO, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses which we refer to as our formation transactions. These acquisitions will be made upon completion of the IPO. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or the Operating Partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the Predecessor; (iii) facilitate the IPO; and (iv) elect and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2012. We will not have any operating activity until the consummation of our IPO and the formation transactions. Accordingly, we believe that a discussion of the results of Empire State Realty Trust, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

The Predecessor

The predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that are owned or controlled by the Sponsors and/or their affiliates and family members, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “the predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 340,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “the predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities:

As of September 30, 2011, properties controlled by the Sponsors and/or their affiliates and family members and whose operations are 100% consolidated into the financial statements of the predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 340,000 rentable square foot office building and garage.

The acquisition of interests in our predecessor will be recorded at historical cost at the time of the formation transactions.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Non-Controlled Entities:

As of September 30, 2011, properties in which the sponsors and/or their affiliates and family members own non-controlling interests and whose operations are reflected in our predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York—Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York—1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York – 1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York – 501 Seventh Avenue Associates L.L.C.

All of our business activities will be conducted through our operating partnership. We will be the sole general partner of our Operating Partnership. Pursuant to the formation transactions, our Operating Partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including our predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, Class B common stock, operating partnership units, and/or cash.

We will be self-administered and self-managed. Additionally, we will form or acquire one or more taxable REIT subsidiaries, or TRSs, that will be owned by the Operating Partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, including the Empire State Building Observatory, parking facilities, cleaning services, property management and leasing, construction, mortgage brokerage, and property maintenance.

2. Summary of Significant Accounting Policies

Basis of Quarterly Presentation

The accompanying unaudited condensed combined financial statements of the predecessor have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information, and with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. Accordingly, certain information and footnote disclosures required by GAAP for complete financial statements have been condensed or omitted in accordance with such rules and regulations. In the opinion of the Predecessor’s management, all adjustments and eliminations (including intercompany balances and transactions), consisting of normal recurring adjustments, considered necessary for the fair presentation of the financial statements have been included. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for the corresponding full years. These financial statements should be read in conjunction with the financial statements and accompanying notes included in the financial statements for the year ended December 31, 2010. Certain prior year balances have been reclassified to conform with current period presentation.

The combined financial statements include all the accounts and operations of our Predecessor. The real estate entities included in the accompanying condensed combined financial statements have been combined on

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

the basis that, for the periods presented, such entities were under common control, common management and common ownership of the Sponsors and/or their affiliates and family members. Equity interests in the combining entities that are not controlled by the Sponsors and/or their affiliates and family members are shown as investments in uncombined entities. We will also acquire these interests.

In June 2009, the Financial Accounting Standards Board, or FASB, amended the guidance for determining whether an entity is a variable interest entity, or VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Adoption of this guidance on January 1, 2010 did not have a material impact on our condensed combined financial statements. Management does not believe that we have any variable interests in VIEs.

We will assess the accounting treatment for each investment we may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of the predecessor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the condensed combined financial statements in accordance with GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Income Taxes

As of December 31, 2010, the New York City unincorporated business tax (“NYCUBT”) net operating loss carry forward was approximately $21,802, expiring in the years 2021 to 2030. Taxable income for the nine months ended September 30, 2011 was approximately $6,096. The carry forwards net of the taxable income in 2011 gave rise to a deferred tax asset of $628 and $872 at September 30, 2011 and December 31, 2010, respectively. The deferred tax asset was fully reserved by a valuation allowance at September 30, 2011 and December 31, 2010. The valuation allowance was decreased by $244 during the nine months ended September 30, 2011 and increased by $148 during the nine months ended September 30, 2010.

Fair Value

As of September 30, 2011, we did not have any assets or liabilities subject to Level 1, 2, or 3 fair value measurements.

Offering Costs

We have incurred external offering costs of approximately $8,744 for the nine months ended September 30, 2011 and approximately $3,890 for the year ended December 31, 2010 which are included in deferred costs, net in our combined balance sheets. Such costs are comprised of accounting fees, legal fees and other professional fees. We have deferred such costs which will be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Additional offering costs for work done by employees of the supervisor of approximately $842 for the nine months ended September 30, 2011 and $453 for the year ended December 31, 2010 were incurred and advanced by our supervisor and have been reimbursed to the supervisor by the existing entities. These costs have been eliminated as intercompany transactions in our predecessor’s historical financial statements. Additionally, the non-controlled entities have incurred external offering costs of approximately $7,307 for the nine months ended September 30, 2011 and approximately $3,255 for the year ended December 31, 2010 that are not included in our predecessor’s historical financial statements. Further, additional offering costs for work done by employees of the supervisor of $706 for the nine months ended September 30, 2011 and $380 for the year ended December 31, 2010 were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the non-controlled entities.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in any additional disclosures in our condensed combined financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. We did not have any financial instruments that would be materially impacted by this standard as of September 30, 2011, accordingly, adoption of this standard did not have any impact.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

New Accounting Pronouncements Not Yet Adopted

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU clarifies for which periods supplemental disclosure of pro forma revenue and net income is required when a business combination occurs in the current period. The guidance clarifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In our case, the guidance is in effect for the 2011 annual reporting period. The adoption of this guidance, while it will likely be applicable to us, is not expected to have a material impact on our combined financial statements.

In May 2011 the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurements. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments in this ASU are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-04 will have a significant impact on our combined financial statements.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income. The update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of the comprehensive income are presented. The amendments in this update are to be applied retrospectively and are effective for fiscal years ending after December 15, 2012 for nonpublic entities except for the amendment to the presentation of reclassifications of items out of accumulated other comprehensive income which the FASB issued a deferral of the effective date on November 8, 2011. We are currently evaluating the impact of adopting this new accounting standards update on our combined financial statements.

In September 2011, the FASB issued a new Accounting Standards Update (ASU) to enhance the disclosure requirements about an employer’s participation in a multiemployer pension plan. Employers that participate in a multiemployer pension plan will be required to provide a narrative description of the general nature of the plans and the employer’s participation in the plans that would indicate how the risks of these plans are different from single-employer plans and a disclosure of the minimum contributions required by the agreement. For each multiemployer pension plan that is individually significant, employers are required to provide additional disclosures including disaggregation of information. The additional disclosures will be adopted retrospectively and effective for annual periods ending after December 15, 2011. Management is currently evaluating the impact of adopting this new accounting standards update on the Company’s combined financial statements.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

3. Deferred Costs, Net

Deferred costs, net consisted of the following at September 30, 2011:

Leasing Costs	$87,598
Finance Costs	20,676
Portfolio Planning Costs	12,634

Total	120,908
Less: Accumulated Amortization	(54,361)

Deferred costs, net	$66,547

In connection with the July 2011 refinancing of a mortgage in the amount of $159,000 on the fee position of the Empire State Building, approximately $58,000 became available to the predecessor to fund building improvements and tenanting costs allowing reimbursement to Empire State Building Company L.L.C. (“ESBC”) one of the non-controlled entities, subsequent to June 30, 2011 of approximately $34,700 that ESBC had incurred and recorded on its financial statements during the first six months of 2011 for fixed asset additions of $24,900 and deferred leasing costs of $9,800. The foregoing was effected in the third quarter of 2011 and resulted in (1) ESBC’s removal of such asset additions and the predecessor’s recording of the same on its financial statements, and (2) ESBC’s accrual of overage rent payable to the predecessor equal to approximately 50% thereof. During the three months ended September 30, 2011, ESBC advanced on behalf of the predecessor approximately $11,169 for building improvements and tenanting costs that have been capitalized in the predecessor’s financial statements. The predecessor has released receivables of $8,990 and has transferred $26,500 in consideration of this transaction.

Amortization expense related to deferred leasing costs was $4,575 and $4,998 and deferred financing costs was $2,291 and $1,432 for the nine months ended September 30, 2011 and 2010, respectively.

4. Investments in Non-controlled Entities

The following table reflects the activity in our investments in non-controlled entities for the nine months ended September 30, 2011 and 2010:

	Nine months ended September 30,
	2011	2010
Balance at beginning of year	$81,744	$69,887
Equity in net income	12,239	12,376
Distributions	(9,290)	(2,322)

Balance at September 30	$84,693	$79,941

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

The following reflects combined summarized financial information of the non-controlled entities as of September 30, 2011:

Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate and development in process, net	$185,733	$35,144	$35,382	$18,591	$274,850
Other assets	131,962	43,358	18,396	15,106	208,822

Total assets	$317,695	$78,502	$53,778	$33,697	$483,672

Mortgage and notes payable	$—	$71,200	$40,427	$—	$111,627
Other liabilities	47,047	1,173	2,824	3,216	54,260
Members’/partners’ equity	270,648	6,129	10,527	30,481	317,785

Total liabilities and members’/partners’ equity	$317,695	$78,502	$53,778	$33,697	$483,672

Our share of equity—carrying value of our investments in non-controlled entities	$70,061	$2,576	$5,866	$6,190	$84,693

Statements of Income	Nine months ended September 30, 2011
	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental real estate revenue	$87,081	$11,252	$14,400	$13,590	$126,323
Observatory revenue	62,943	—	—	—	62,943

Total revenue	$150,024	$11,252	$14,400	$13,590	$189,266

Expenses:
Operating expenses—rental	102,414	4,293	6,832	9,849	123,388
Operating expenses—observatory	16,044	—	—	—	16,044
Interest	—	3,554	2,019	—	5,573
Depreciation and amortization	12,131	2,248	2,317	1,505	18,201

Total expenses	130,589	10,095	11,168	11,354	163,206

Net income	$19,435	$1,157	$3,232	$2,236	$26,060

Our share of equity in net income Of non-controlled entities	$9,586	$579	$1,616	$458	$12,239

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

	Nine months ended September 30, 2010
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental real estate revenue	$86,472	$11,180	$13,914	$13,254	$124,820
Observatory revenue	58,410	—	—	—	58,410

Total revenue	$144,882	$11,180	$13,914	$13,254	$183,230

Expenses:
Operating expenses—rental	84,301	5,286	7,217	10,938	107,742
Operating expenses—observatory	14,310	—	—	—	14,310
Interest	—	3,303	2,018	—	5,321
Depreciation and amortization	8,302	2,108	2,009	1,026	13,445

Total expenses	106,913	10,697	11,244	11,964	140,818

Net income (loss)	$37,969	$483	$2,670	$1,290	$42,412

Our share of equity in net income (loss) of non-controlled entities	$10,535	$242	$1,335	$264	$12,376

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

5. Debt

Mortgage Notes Payable

Mortgage notes payable are collateralized by the following respective real estate properties and assignment of operating leases at September 30:

	Principal Balance as of September 30, 2011	Stated Rate	Effective Rate(1)	Maturity Date(2)
Mortgage debt collateralized by:
Fixed rate debt
250 West 57th Street
(first lien mortgage loan)	$27,409	5.33%	6.35%	1/5/2015
(second lien mortgage loan)	11,842	6.13%	6.35%	1/5/2015
First Stamford Place	250,000	5.65%	5.86%	7/5/2017
69-97 Main Street	9,402	5.64%	5.92%	5/1/2013
501 Seventh Avenue
(first lien mortgage loan)	1,118	5.75%	6.45%	8/1/2013
(second lien mortgage loan)(3)	41,271	5.75%;	6.45%;	8/1/2013
		6.04%	6.75%
1359 Broadway
(first lien mortgage loan)	10,323	5.75%	6.20%	8/1/2014
(second lien mortgage loan)(4)	37,765	5.75%;	6.20%;	8/1/2014
		5.87%;	6.32%;
		6.40%	6.86%
One Grand Central Place	92,050	5.34%;	6.01%;	11/5/2014
		7.00%	6.01%
500 Mamaroneck Avenue	34,075	5.41%	5.63%	1/1/2015
Metro Center
(first lien mortgage loan)(5)	61,701	5.80%	6.06%	1/1/2016
(second lien mortgage loan)(5)	38,856	6.02%	6.13%	1/1/2016
10 Union Square	21,645	6.00%	6.40%	5/1/2017
10 Bank Street	34,628	5.72%	5.90%	6/1/2017
1542 Third Avenue	19,788	5.90%	6.23%	6/1/2017
1010 Third Avenue and 77 West 55th Street	29,126	5.69%	6.05%	7/5/2017
383 Main Avenue	31,536	5.59%	5.72%	7/5/2017

Total fixed rate debt	$752,535

Floating rate debt
The Empire State Building (secured term loan)	$159,000	(6)	(6)	7/26/2014
501 Seventh Avenue	6,540	(7)	(7)	8/1/2013
250 West 57th Street (third lien mortgage loan)	935	(8)	(8)	1/5/2015

Total floating rate debt	$166,475

Total Mortgage Notes Payable	$919,010

(1)	The effective rate is the yield as of the issuance date, including the effects of debt issuance costs. There are no discounts or premiums on the notes.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

(2)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(3)	Represents the two tranches of the second lien mortgage loan.
(4)	Represents three tranches of the second lien mortgage loan.
(5)	Notes 1 and 2 are pari passu.
(6)	Floating at 30 day LIBOR + 2.5%. Loan is secured by the Empire State Building.
(7)	Floating at 30 day LIBOR + 2.0%.
(8)	Floating at Prime + 1.0% with a floor of 6.5%, with an option to fix the rate up to three times per annum in minimum increments of $5,000. The total line of credit is $21,000.

The carrying amount of properties collateralizing the mortgage notes payable amounted to $589,516 and $561,943 at September 30, 2011 and December 31, 2010, respectively.

Contractual Principal Payments

Contractual aggregate required principal payments on mortgage notes payable at September 30, 2011, are as follows:

2011	$2,648
2012	12,165
2013	69,718
2014	300,454
2015	883
Thereafter	533,142

Total principal maturities	$919,010

The mortgage note payable balance of $919,010 does not include the accrued interest of $2,865 at September 30, 2011.

Unsecured Loan and Notes Payable

We hold an unsecured loan payable to Peter L. Malkin, one of the Sponsors, with a balance of $14,737 as of September 30, 2011. The loan balance includes accrued interest of $49. The loan is payable on demand with interest compounded monthly at the short term applicable federal rate. This liability will be distributed to certain owners of the Predecessor and will not be assumed by us.

On December 20, 2010, one of the combined entities (500 Mamaroneck, L.P.) entered into a promissory note agreement with the Sponsors (“2010 Promissory Note”), whereby the latter would lend up to $3,600 to the entity primarily for tenant improvements. As of December 31, 2010, $1,200 was borrowed under the agreement. An additional $1,200 was borrowed in January 2011 and $800 was borrowed in March 2011. Loans made pursuant to the 2010 Promissory Note were payable on demand and earned interest at the rate of 10% per annum, payable at the time of principal repayments. The $3,200 borrowed under the 2010 Promissory Note, together with applicable interest, was repaid in full on April 21, 2011.

On April 21, 2011, 500 Mamaroneck, L.P. entered into a second promissory note agreement with the Sponsors, as agents for certain investors in 500 Mamaroneck, L.P. (“2011 Promissory Note”), under which the investors loaned $3,600 (including $1,174 from the Sponsors) to 500 Mamaroneck, L.P. From the proceeds of

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

this loan, $3,200 was used to repay the principal of the 2010 Promissory Note. Loans made pursuant to the 2011 Promissory Note earn interest at the rate of 10% per annum, payable quarterly, beginning July 1, 2011. The loans will mature on the earliest of (i) January 1, 2015, (ii) sale or transfer of title to the property, or (iii) satisfaction of the existing first mortgage loan on the property. Loans made under the 2011 Promissory Note may be repaid without penalty at any time in part or in full, along with all accrued interest.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of September 30, 2011:

Accounts payable and accrued liabilities	$16,925
Improvements payable	82
Other	740

Accounts payable and accrued expenses	$17,747

7. Fair Value of Financial Instruments

Our estimates of the fair value of financial instruments at September 30, 2011 were determined by management using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The following table presents the aggregate carrying value of our debt and the corresponding estimates of fair value as of September 30, 2011.

	Carrying Amount	Fair Value
Mortgage notes payable	$919,010	$953,643
Unsecured loans and notes payable—related parties	18,337	18,337

Fair value of financial instruments	$937,347	$971,980

The fair value of our mortgage notes payable is based on a discounted cash flow models using currently available market rates assuming the loans are outstanding through maturity and considering the loan to value ratios. The unsecured loans and notes payable are carried at amounts which reasonably approximate their fair value at inception.

Cash and cash equivalents, restricted cash, tenant and other receivables accrued interest payable, due to affiliated companies, deferred revenue, tenant security deposits and accounts payable approximate their fair values because of the short-term nature of these instruments.

8. Rental Income

We lease various office spaces to tenants over terms ranging from one to 19 years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the consumer price index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in our combined statements of income as tenant expense reimbursement.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

9. Commitments and Contingencies

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on our combined financial position, results of operations or liquidity.

Litigation

We are not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business such as disputes with tenants. We believe that the costs and related liabilities, if any, that may result from such actions will not materially affect our combined financial position, operating results or liquidity.

Unfunded Capital Expenditures

At September 30, 2011, we estimate that we will incur $75,000 of capital expenditures (including tenant improvements and leasing commissions) on our wholly-owned properties pursuant to existing lease agreements. We expect to fund these capital expenditures with operating cash flow, additional property level mortgage financings and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion.

Concentration of Credit Risk

Financial instruments that subject us to credit risk consist primarily of cash, restricted cash due from affiliated companies, tenant and other receivables and deferred rents receivable.

Included in cash and cash equivalents and restricted cash at September 30, 2011 were $140,669 of bank balances in excess of amounts insured by the Federal Deposit Insurance Corporation that were held on deposit at one major New York money center bank. In addition $97,983 at September 30, 2011 consisted of money market mutual funds sponsored by that institution. The underlying investments of those funds are divided between short-term United States Treasury securities and a diversified portfolio of other short term obligations.

Major Customers and Other Concentrations

Excluding the revenues we recognized under operating leases with non-controlled entities, for the nine months ended September 30, 2011, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.92%, 3.86%, and 2.46% (total of 11.24%) of revenues. For the nine months ended September 30, 2010, three tenants were major tenants who made up more than 10% of the revenues. These tenants represent approximately 5.01%, 3.27%, and 2.56% (total of 10.84%) of revenues.

For the nine months ended September 30, 2011 and 2010, three properties accounted for more than 10% of total revenues. For 2011, One Grand Central Place represented approximately 27.06% of total revenues, First Stamford Place represented approximately 17.12%, and 250 West 57th Street represented approximately 11.81%. For 2010, One Grand Central Place represented approximately 26.36% of total revenues, First Stamford Place represented approximately 17.59%, and 250 West 57th Street represented approximately 11.33%.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

Unionized Work Force

Each property’s maintenance and cleaning staffs are employed under the term of collective bargaining agreements and have union representation. As of September 30, 2011, all union contracts are current with the exception of Local 30 for building engineers, which have expired. Employees in Local 30 continue to work under the terms of the prior agreements on a temporary basis. It is anticipated that the final contracts will contain provisions for salary adjustments to be made retroactive to the expirations date of the prior contracts.

Asset Retirement Obligations

We are required to accrue costs that we are legally obliged to incur on retirement of our properties which result from acquisition, construction, development and/or normal operation of such properties. Retirement includes sale, abandonment or disposal of a property. Under that standard, a conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within a company’s control and a liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified asbestos or asbestos-containing building materials in certain of our properties. As of September 30, 2011, management has no plans to remove or alter these properties in a manner that would trigger federal and other applicable regulations for asbestos removal and accordingly the obligations to remove the asbestos or asbestos-containing building materials from these properties have indeterminable settlement dates. As such, we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation. However ongoing asbestos abatement, maintenance programs and other required documentation are carried out as required and related costs are expensed as incurred.

Other Environmental Matters

Certain of our properties have been inspected for soil contamination due to pollutants, which may have occurred prior to our ownership of these properties or subsequently in connection with its development and/or its use. Required remediation of such properties have been completed and as of September 30, 2011, management believes that there are no obligations related to environmental remediation other than maintaining the affected sites in conformity with the relevant authority’s mandates and filing the required documents. All such maintenance costs are expensed as incurred.

We expect that resolution of the environmental matters relating to the above will not have a material impact on our business, assets, combined financial condition, results of operations or liquidity. However, we cannot be certain that we have identified all environmental liabilities at our properties, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that such environmental liabilities arise.

Insurance Coverage

We carry insurance coverage on our properties of types and in amounts and with deductibles that we believe are in line with coverage customarily obtained by owners of similar properties.

Multiemployer Pension Plan

In connection with our collective-bargaining agreements with the Service Employees Janitorial Union – Local 32B-32J and the Central Pension Fund—Local 94, some of the individual entities participate with other

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

companies in two defined benefit pension plans. The plans cover all of those entities’ janitorial and engineering employees who are members of the union. Such plans are defined benefit pension plans. These plans are not administered by us and contributions are determined in accordance with provisions of negotiated labor contracts. We incurred union pension and welfare expense (which is included in operating expenses) of $471 and $466 for the nine months ended September 30, 2011 and 2010, respectively.

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject any of those individual entities to the obligation.

Certain entities maintain defined contribution plans which cover substantially all employees of those entities who meet the eligibility requirements set forth in the plans’ documents. These plans include a cash or deferred arrangement subject to the provisions of Section 401(k) of the Internal Revenue Code. Accordingly, each participant may elect to defer and contribute to the plans (under a salary reduction agreement) a portion of such participant’s compensation up to the maximum amount, as defined.

Participants become fully vested in their accounts, to the extent of their contributions, immediately upon entry into the plans. The plans also allow for discretionary employer contributions, to which participants become vested in over a period of five years. In 2010, we elected to discontinue our discretionary employer contribution. We did not make any discretionary employer contributions during the nine months ended September 30, 2011 and 2010, respectively. The plans may be terminated at the option of each participating individual entity.

10. Related Party Transactions

Services are provided by us to affiliates of the Sponsors that are not part of the predecessor. These affiliates are related parties because beneficial interests in the predecessor and the affiliated entities are held, directly or indirectly, by the Sponsors, their affiliates and their family members.

During nine months ended September 30, 2011 and 2010, we engaged in various transactions with affiliates of the Sponsors and their family members. These transactions are reflected in our combined statements of income as third-party management and other fees and the unpaid balances are reflected in the due from affiliated companies on the combined balance sheet.

Supervisory Fee Revenue

We earned supervisory fees from affiliated entities not included in the condensed combined financial statements of $1,712 and $1,112 for the nine months ended September 30, 2011 and 2010, respectively.

We earned supervisory fees from uncombined entities included in these condensed combined financial statements on the equity method of $987 and $310 for the nine months ended September 30, 2011 and 2010, respectively. These fees are included within Third-party management and other fees.

Property Management Fee Revenue

We earned property management fees from affiliated entities not included in the condensed combined financial statements of $823 and $661 for the nine months ended September 30, 2011 and 2010, respectively. These fees are included within Third-party management and other fees.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

We earned property management fees from uncombined entities included in these condensed combined financial statements on the equity method of $707 and $161 for the nine months ended September 30, 2011 and 2010, respectively. These fees are included within Third-party management and other fees.

Lease Commissions

We earned leasing commissions from affiliated entities not included in the condensed combined financial statements of $2 and $2 for the nine months ended September 30, 2011 and 2010, respectively.

Profit share

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from affiliated entities not included in the condensed combined financial statements. Our profits interest totaled $792 and $602 for the nine months ended September 30, 2011 and 2010, respectively. These fees are included within Other income and fees.

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from uncombined entities included in these condensed combined financial statements on the equity method. Our profits interest totalled $631 and $368 for the nine months ended September 30, 2011 and 2010, respectively. These fees are included within Other income and fees.

Other Fees and Disbursements from Non-Controlled Affiliates

We received other fees and disbursements from affiliated entities not included in the condensed combined financial statements of $880 and $632 for the nine months ended September 30, 2011 and 2010, respectively. These fees are included within Other income and fees.

We received other fees and disbursements from unconsolidated subsidiaries included in these condensed combined financial statements on the equity method of $278 and $100 for the nine months ended September 30, 2011 and 2010, respectively. These fees are included within Other income and fees.

Included in these other fees are reimbursements from affiliates for portfolio planning costs related to the IPO.

Family Office Services

Family office services mainly comprise accounting and bookkeeping services. During the nine months ended September 30, 2011 and 2010, we provided certain family office services to the Sponsors. In the nine months ended September 30, 2011 and 2010, the Sponsors reimbursed us for direct costs in the amount of $529 and $531, respectively.

Aircraft Use

We owned shares of three aircraft for our use and for the use of the Sponsors. A significant portion of the aircraft use is for the “personal use” of Peter L. Malkin and Anthony E. Malkin. The costs of the aircraft, and attendant expenses, which are attributable to such “personal use” are not deductible for income tax purposes. An amount, in accordance with a formula set forth in the Code, is added to the compensation of Peter L. Malkin and Anthony E. Malkin. “Personal use” expenses amounted to approximately $283 and $465 for the nine months ended September 30, 2011 and 2010, respectively. These expenses are included within marketing, general and administrative expenses.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

In May 2011, we sold two of our aircraft interests for $238. The third aircraft interest was sold in May, 2011 to Air Malkin LLC (a company owned by Peter L. Malkin) at its estimated fair value of $383. There was no material income or loss to us in connection with these transactions.

Receivable in Connection with Officer’s Life Insurance

Malkin Properties of Connecticut Inc., or MPC, one of the companies that comprise the Predecessor, pays the premium on a split dollar life insurance policy with a face amount of $11,000 carried on the life of Anthony E. Malkin, President of MPC. The owner and beneficiary of the policy is a trust whose beneficiaries are members of the family of Mr. Malkin. The trust reimburses MPC for a portion of the annual premium of this policy, at a rate determined to be the cost of solely the insurance protection.

The trustee of the trust has assigned to MPC the right to receive an amount equal to the cumulative annual premiums it has paid on the policy since origination (i) from amounts payable to the trust on account of death of the insured or (ii) upon surrender of the policy by the trust. As of September 30, 2011 the amount due to MPC was $1,331. These amounts are included within tenant and other receivables.

As of September 30, 2011, the cash surrender value exceeded the value of the cumulative annual premiums due to MPC. The insurance policy terminated on December 31, 2011 and was not renewed. MPC was reimbursed for the cumulative premiums paid on behalf of Anthony E. Malkin of $1,331 upon surrender of the policy in January 2012. The cash surrender value of the insurance policy was used to repay all of the monies due to MPC.

Other

Amounts due from or (to) related parties at September 30, 2011 consisted of the following:

Partners and shareholders	$321
Other affiliated entities	(20,119)

Related party payables, net	$(19,798)

Balances due from partners and shareholders are classified within tenant and other receivables.

11. Segment Reporting

Our reportable segments consist of a real estate segment and a construction contracting segment. Management internally evaluates the operating performance and financial results of our segments based on net operating income. We also have certain general and administrative level activities, including legal and accounting, that are not considered separate operating segments. Our reportable segments are on the same basis of accounting as described in footnote 2.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

The following table provides components of segment profit for each segment for the nine months ended September 30, 2011 and 2010, as reviewed by management:

	Real Estate	Construction Contracting	Totals
2011
Revenues from external customers	$164,185	$35,323	$199,508
Intersegment revenues	55	2,948	3,003

Total revenues	164,240	38,271	202,511
All operating expenses, excluding noncash items	(62,926)	(36,924)	(99,850)
Interest expense	(41,732)	—	(41,732)
Depreciation and amortization expense	(25,757)	(16)	(25,773)
Equity in net income of investees accounted for by the equity method	12,239	—	12,239

Segment Profit	$46,064	$1,331	$47,395

Segment assets	$897,275	$13,198	$910,473

Investment in equity method investees	$84,693	$—	$84,693

Expenditures for segment assets	$49,156	$—	$49,156

	Real Estate	Construction Contracting	Totals
2010
Revenues from external customers	$162,966	$23,713	$186,679
Intersegment revenues	55	5,426	5,481

Total revenues	163,021	29,139	192,160
All operating expenses, excluding noncash items	(64,142)	(26,587)	(90,729)
Interest expense	(39,162)	—	(39,162)
Depreciation and amortization expense	(25,023)	(25)	(25,048)
Equity in net income of investees accounted for by the equity method	12,376	—	12,376

Segment Profit	$47,070	$2,527	$49,597

Segment assets	$812,142	$11,190	$823,332

Investment in equity method investees	$78,428	$—	$78,428

Expenditures for segment assets	$37,638	$—	$37,638

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements (continued)

(amounts in thousands)

The following table provides a reconciliation of segment data to the condensed combined financial statements for the six months ended:

	2011	2010
Revenue reconciliation
Total revenues for reportable segments	$202,511	$192,160
Other revenues	32	29
Elimination for intersegment revenues	(2,948)	(5,426)

Total combined revenues	$199,595	$186,763

Profit or loss
Total profit or loss for reportable segments	$47,395	$49,597
Other profit or loss items	(12,037)	(12,547)
Elimination for intersegment profit or loss	(425)	(2,368)
Unallocated amounts:
Investment income	32	29
Aircraft expenses	(731)	(438)

Net income	$34,234	$34,273

12. Subsequent Events

Except as disclosed below, there have not been any events that have occurred that would require adjustments to or disclosure in our condensed combined financial statements.

On November 2, 2011, the term loan with HSBC Bank USA and other participating banks secured by our fee interest in the Empire State Building and our master operating lease position of 350 Fifth Avenue, was amended by the First Amendment to Loan Agreement, Ratification of Loan Documents and Omnibus Amendment to provide for additional commitments from Capital One, National Association so that, collectively, the loan was increased to $300 million. No additional funds were drawn at the time of the modification.

The loan agreement was further amended on November 23, 2011 Second Amendment to Loan Agreement which was concluded in order to clarify that (a) the fee, master lease and operating sublease estates in the building may be consolidated and transferred to an operating subsidiary of the proposed REIT, (b) the Observatory Lease will remain in effect following such transfer, (c) the tenant thereunder will be owned directly or indirectly by the REIT or operating partnership and (d) such tenant will encumber its interest in the Observatory Lease to secure the Loan. The Second Amendment was also adopted in order to conform a covenant in the Loan Agreement to the similar obligation agreed with Lenders’ Agent to use commercially reasonable efforts to deliver lease estoppels from the Building’s Broadcast tenants within 120 days after the initial Loan closing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Empire State Building Company L.L.C.

  (a Limited Liability Company)

We have audited the accompanying consolidated balance sheet of Empire State Building Company L.L.C. and Affiliates as of December 31, 2010, and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Company L.L.C. and Affiliates at December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

July 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Empire State Building Company L.L.C.

New York, New York

We have audited the accompanying consolidated balance sheet of Empire State Building Company L.L.C. (a New York limited liability company) and Affiliates (the “Company”) as of December 31, 2009 and the related consolidated statements of income, changes in equity and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the management of Empire State Building Company L.L.C. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Company L.L.C. and Affiliates as of December 31, 2009 and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company adopted the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation,” and the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes.”

/s/ Margolin, Winer & Evens LLP

Garden City, New York

June 23, 2011

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheets

	Year ended December 31
	2010	2009
ASSETS
Property—at cost:
Leasehold improvements	$169,116,734	$137,829,342
Subtenant improvements	62,001,552	42,472,221
Leasehold	740,000	740,000
Equipment	5,436,001	4,699,670

	237,294,287	185,741,233
Less accumulated depreciation and amortization	42,546,701	34,523,042

Net property	194,747,586	151,218,191

Other assets:
Cash and cash equivalents	42,797,338	44,931,683
Cash—restricted—tenants’ security deposits	4,836,544	4,578,113
Cash—tenant improvement escrow	683,147	679,608
Accounts receivable — net	2,263,592	2,136,164
Rent receivable	4,745,195	7,504,772
Unbilled rent receivable — net	35,403,198	30,662,269
Loans receivable	1,353,575	—
Prepaid expenses	16,024,792	14,700,905
Overage rent due from lessor	1,888,629	2,429,589
Deferred charges and other deferred costs, net of accumulated amortization	16,186,225	14,667,693
Due from Supervisor	300,000	300,000
Other assets	314,445	534,197

Total assets	$321,544,266	$274,343,184

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheets (Continued)

	Year ended December 31
	2010	2009
LIABILITIES AND EQUITY

Liabilities:
Accounts payable and accrued liabilities	$22,576,559	$24,810,212
Tenants’ security deposits payable	4,836,544	4,578,113
Due to lessor	8,963,473	8,961,815
Due to Supervisor	97,401	—
Deferred income	5,992,005	5,619,639

Total liabilities	42,465,982	43,969,779

Commitments and contingencies	—	—

Equity (deficit):
Empire State Building Company L.L.C. members’ equity	282,084,869	235,315,149
Noncontrolling interest	(3,006,585)	(4,941,744)

Total equity	279,078,284	230,373,405

Total liabilities and equity	$321,544,266	$274,343,184

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Income

	Years Ended December 31
	2010	2009	2008
Income:

Rent:
Minimum rental revenue	$63,238,062	$62,521,301	$59,485,851
Tenant reimbursements	30,041,000	32,228,332	30,855,948
Antenna license fees	16,056,286	14,572,350	14,184,943
Other	5,045,107	3,241,154	3,403,213

Total rent	114,380,455	112,563,137	107,929,955

Observatory
Revenues	78,879,919	71,647,424	72,197,143
Expenses	18,249,147	18,305,997	15,867,938

Observatory net income	60,630,772	53,341,427	56,329,205

Total income	175,011,227	165,904,564	164,259,160

Operating expenses:
Basic rent expense	8,094,750	7,793,000	6,018,750
Overage rent	4,111,371	7,570,411	3,509,384
Real estate taxes	27,664,886	24,785,578	22,677,228
Payroll and related costs	21,116,346	21,528,386	21,866,938
Repairs and maintenance	10,689,687	14,388,484	13,730,856
Utilities	15,539,915	15,114,546	16,571,046
Supervisory fees	574,000	270,000	270,000
Professional fees	5,543,394	6,275,338	5,811,222
Insurance	7,657,206	8,668,795	7,961,856
Advertising	2,538,242	2,357,648	2,589,120
Cleaning	2,924,560	2,474,606	2,070,116
Administrative	2,292,902	2,069,858	2,212,422
Depreciation	9,318,935	6,730,365	7,739,997
Amortization	2,374,619	2,313,059	2,526,920
Bad debts, net	2,405,578	3,396,162	3,367,364

Total operating expenses	122,846,391	125,736,236	118,923,219

Operating income	52,164,836	40,168,328	45,335,941
Interest anddividend income	140,043	136,040	1,216,137

Net income	52,304,879	40,304,368	46,552,078
Net income of affiliate attributable to noncontrolling interest	(1,935,159)	(20)	(11)

Net income attributable to empire State Building Company L.L.C.	$50,369,720	$40,304,348	$46,552,067

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Changes in Equity

	Years Ended December 31, 2010, 2009 and 2008
	Total	Empire State Building Company L.L.C. Members’ Equity	Noncontrolling Interest
Equity—January 1, 2008	$185,654,622	$185,596,397	$58,225

Distributions—2008	(3,600,000)	(3,600,000)	—

Net Income—2008	46,552,078	46,552,067	11

Equity—December 31, 2008	228,606,700	228,548,464	58,236

Cumulative effect of adopting FASB ASC 740	(5,000,000)	—	(5,000,000)

Distributions—2009	(33,537,663)	(33,537,663)	—

Net income—2009	40,304,368	40,304,348	20

Equity (deficit)—December 31, 2009	230,373,405	235,315,149	(4,941,744)

Distributions—2010	(3,600,000)	(3,600,000)	—

Net income—2010	52,304,879	50,369,720	1,935,159

Equity (deficit)—December 31, 2010	$279,078,284	$282,084,869	$(3,006,585)

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Cash Flows

	Year ended December 31
Years Ended December 31,	2010	2009	2008
Cash flows from operating activities:
Net income	$52,304,879	$40,304,368	$46,552,078
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,318,935	6,730,365	7,739,997
Amortization	2,374,619	2,313,059	2,526,920
Bad debts	2,405,578	3,396,162	3,367,364
Net change in operating assets and liabilities:
Accounts receivable	(2,533,006)	(3,637,698)	(3,639,469)
Rent receivable	1,359,668	(3,542,014)	253,694
Unbilled rent receivable	(4,740,929)	(807,032)	97,333
Loans receivable	46,334	—	—
Prepaid expenses	(1,226,486)	(1,426,019)	(320,688)
Overage rent due from lessor	540,960	(2,429,589)	—
Deferred charges—leasing commissions and costs	(2,516,294)	(1,760,073)	(4,368,130)
Other assets	219,752	134,686	104,470
Accounts payable and accrued liabilities	(5,749,142)	6,815,027	175,423
Deferred income	372,366	3,350,789	606,796

Net cash provided by operating activities	52,177,234	49,442,031	53,095,788

Cash flows from investing activities:
Property additions	(49,768,496)	(34,036,584)	(45,797,454)
Tenant improvement escrow, net	(3,539)	5,372,826	(6,052,434)

Net cash used in investing activities	(49,772,035)	(28,663,758)	(51,849,888)

Cash flows from financing activities:
Members’ distributions	(3,600,000)	(33,537,663)	(3,600,000)
Advances from lessor to fund building improvements	1,658	8,961,815	—
Other deferred costs	(941,202)	—	—
Due from Supervisor, net	—	—	(134,106)

Net cash used in financing activities	(4,539,544)	(24,575,848)	(3,734,106)

Net decrease in cash and cash equivalents	(2,134,345)	(3,797,575)	(2,488,206)
Cash and cash equivalents—beginning of year	44,931,683	48,729,258	51,217,464

Cash and cash equivalents—end of year	$42,797,338	$44,931,683	$48,729,258

Supplemental schedule of noncash activities -
During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears.
Decrease in rent receivable	$1,399,909	$—	$—
Increase in loans receivable	(1,399,909)	—	—

	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements

1. Organization and Nature of Business

Empire State Building Company L.L.C. (“ESB”) was originally organized on August 15, 1961 as a joint venture to lease and sublease the approximately 2,800,000 square foot office building and Observatory, more commonly known as the Empire State Building situated at 350 Fifth Avenue, New York, New York, (the “Property”). At December 31, 2010, the Property was approximately 68% occupied. On April 2, 1971, ESB converted from a joint venture to a general partnership. On December 17, 2001, ESB converted from a general partnership to a New York limited liability company and is now known as Empire State Building Company L.L.C. Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

ESB commenced operations on August 15, 1961 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

On February 9, 1962, Empire State Building, Inc. (the “Observatory” or “Inc.”) was formed to sublease from ESB and operate the observation decks located on the 86th and 102nd floors of the Property. A new lease was entered into in 2010 under which Inc. acted as agent for a joint venture (the “Joint Venture”) owned 99% by ESB and 1% by Inc. The Joint Venture arrangement has no significant impact on the financial position or results of operations reported in the consolidated financial statements.

On July 15, 2009, ESB Captive Insurance Company L.L.C. (the “Captive”) was formed in the State of Vermont, as a captive insurance company to insure the Property and business interruption risks of ESB and the Observatory, including, but not limited to, terrorism risks. The Captive was formed as a single member limited liability company, wholly owned by ESB. For income tax reporting purposes, a single member LLC is classified as a division of its member, accordingly, the single member LLC’s taxable income or loss is reportable by its member. The Captive reinsures certain coinsurance amounts. There were no losses incurred through December 31, 2010.

2. Summary of Significant Accounting Policies

Principles of consolidation — The accompanying consolidated financial statements include the accounts of Empire State Building Company L.L.C. and its wholly owned subsidiary, ESB Captive Insurance Company L.L.C., the Joint Venture, and Empire State Building, Inc. (collectively, the “Company”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company follows the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the consolidated balance sheet (separately from the controlling interest’s equity). The noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statement of income of the amounts attributable to the parent and to the noncontrolling interest. The Company’s interest in Empire State Building, Inc. is classified as noncontrolling interest in the accompanying consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Variable interest entities (“VIEs”) —Under FASB ASC 810, “Consolidation,” when a reporting entity (ESB) is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity.

FASB amended the guidance for determining whether an entity is a VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Adoption of this guidance on January 1, 2010 did not have a material impact on the consolidated financial statements.

ESB has determined that both Inc. and the Joint Venture are VIEs of which ESB is the primary beneficiary. ESB consolidates both the Joint Venture and Inc. as ESB through its design of the Joint Venture and Inc. and its lease to the Joint Venture, has both the power to direct the activities that most significantly impact both the Joint Venture and Inc.’s economic performance and (ii) the obligation to absorb losses of both the Joint Venture and Inc. and the right to receive benefits from both the Joint Venture and Inc. that could be significant to both the Joint Venture and Inc.

The aggregate assets, liabilities and deficit of the Joint Venture as of December 31, 2010 were $6,895,694, $9,902,279 and $(3,006,585) (includes Inc.’s 1% interest in the Joint Venture), respectively. Net income for the year then ended was $4,515,868 (net of rent paid to ESB). Net income attributable to the noncontrolling interest was $1,935,159 (inclusive of a $1,890,000 income tax benefit).

The aggregate assets, liabilities and deficit of Inc. as of December 31, 2009 were $2,843,259, $7,785,003 and $(4,941,744), respectively, and net income for the year then ended was $20 (net of rent paid to ESB). Net income for 2008 was $11 (net of rent paid to ESB).

Revenue recognition:

Empire State Building Company L.L.C. — Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rents receivable on the accompanying balance sheet. Leases generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period the related expenses are incurred. Rental payments received before they are recognized as income are recorded as deferred income.

ESB provides an estimated allowance for uncollectible rent and loans receivable based upon an analysis of tenant and loan receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and lease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $1,192,000 at December 31, 2010 and no allowance at December 31, 2009. Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $165,000 and $3,370,000 at December 31, 2010 and 2009, respectively.

Bad debt expense is shown net of recoveries.

Empire State Building, Inc. — Admission fees are recognized as income when admission tickets are sold. General admission tickets are non-refundable and there is a limited period during which group sales may be refunded. The effect of potential ticket refunds is not material to Observatory net income. Ancillary income is recognized as income when earned.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Inc. provides an estimated allowance for uncollectible accounts receivable based upon an analysis of accounts receivable and historical bad debts, customer credit worthiness, current economic trends and changes in payment terms. Management believes no allowance is necessary for outstanding accounts receivable balances at December 31, 2010 and 2009.

Cash and cash equivalents — The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property - The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded for the years ended December 31, 2010, 2009 and 2008.

Depreciation and amortization — Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and seven years for equipment. The leasehold is being depreciated by the straight-line method over the term of the sublease. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant leases.

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

Sales tax — Sales tax collected by ESB from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses. Observatory admission ticket sales are reported net of sales tax and, accordingly, excluded from revenue and expenses.

Income taxes — Empire State Building Company L.L.C. is not subject to federal and state income taxes and, accordingly, makes no provision for federal and state income taxes in its financial statements. Empire State Building Company L.L.C.’s rental operations are not subject to local income taxes.

Empire State Building Company L.L.C.’s taxable income or loss (which includes the income or loss of the Captive) is reportable by its members. Empire State Building, Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code and applicable New York State income tax law effective January 1, 1971. Accordingly, the Company has not provided for federal or state income taxes since all income is passed through directly to the stockholders for the years ended December 31, 2010, 2009 and 2008. New York City does not recognize S Corporations as pass-through entities. Therefore, Empire State Building, Inc is subject to New York City general corporate tax.

The Company follows the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740 the tax benefit from an uncertain tax position may only be recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

of being realized upon ultimate settlement. Among other matters, FASB ASC 740 also provides guidance on accounting for interest and penalties associated with tax positions. As of December 31, 2010, the Company has recorded a liability of $3,110,000 for uncertain tax positions (including $950,000 of accrued interest and penalty). During 2010, the Company recorded a tax benefit of $1,890,000 (inclusive of a $496,000 net reduction in accrued interest and penalties) included as a component of Observatory Income, net on the accompanying consolidated statement of income. The liability is based on amounts of possible outcomes, using facts, circumstances and information available at the reporting date. Interest and penalties are included as a component of income tax benefit on the accompanying consolidated statement of income. Taxable years ended December 31, 2007, 2008, 2009 and 2010 are subject to IRS and other jurisdictions tax examinations.

Reclassification — Certain prior year balances have been reclassified to conform with the current year presentation.

Advertising — The Company expenses advertising costs as incurred. The Company incurred advertising costs of $5,054,935, $4,672,938 and $4,206,658, respectively, (inclusive of $2,516,693, $2,315,290 and $1,617,538 incurred by Empire State Building, Inc.) for the years ended December 31, 2010, 2009 and 2008.

Environmental costs — The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rents (including unbilled rent receivable) as being particularly sensitive. Further, when tenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase. Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-lived assets, as well as the valuation and impairment analysis of real estate property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

Recently adopted accounting pronouncements — In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in any additional disclosures in our consolidated financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. We are currently evaluating the impact the adoption of the remainder of the standard will have on our consolidated financial statements. The Company does not have any financial instruments that would be materially impacted by this standard as of December 31, 2010.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

New accounting pronouncements not yet adopted - In December 2010 the FASB issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU clarifies for which periods supplemental disclosure of pro forma revenue and net income is required when a business combination occurs in the current period. The guidance clarifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In our case, the guidance is in effect for the 2011 annual reporting period. We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements. The adoption of this guidance, while it will likely be applicable to us, is not expected to have a material effect on our consolidated financial statements.

In May 2011 the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. The guidance will be effective for us beginning with the first interim period in 2012. In accordance with the guidance, we will be required to disclose the level in the fair value hierarchy in which each fair value lies that is disclosed but not used to measure an asset or liability on the balance sheet. The guidance also clarifies that the fair value of a non-financial asset is based on its highest and best use and requires disclosure if a non-financial asset is being used in a manner that is not its highest and best use. The Company does not have any financial instruments that would be materially impacted by this standard as of December 31, 2010.

3. Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

The Company must maintain minimum capital and surplus of $250,000 in accordance with Vermont captive insurance regulations.

4. Deferred Charges

Deferred charges consist of the following as of December 31, 2010 and 2009:

	2010	2009
Leasing commissions	$24,635,393	$22,138,025
Leasing costs and other deferred costs	1,888,175	589,270

	26,523,568	22,727,295
Less accumulated amortization	(10,337,343)	(8,059,602)

Total	$16,186,225	$14,667,693

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

5. Loans Receivable

During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears totaling $1,399,909. Interest income is recognized using the effective interest method and recognized on the accrual basis. As of December 31, 2010, loans receivable consist of the following:

Date of Loan	Balance	Interest Rate	Maturity
February 28, 2010	$1,053,575	LIBOR (*) + 3.5%	December 1, 2024
December 28, 2010	300,000	Prime (**) + 3.0%	December 1, 2015

	$1,353,575

(*)	0.303% (three month LIBOR) at December 31, 2010.
(**)	3.25% at December 31, 2010.

Future principal payments due are as follows:

2011	$118,000
2012	120,000
2013	123,000
2014	125,000
2015	128,000
Thereafter	739,575

$1,353,575

6. Related Party Transactions

ESB (the “Lessee”) entered into a lease agreement with Empire State Building Associates L.L.C. (the “Lessor”) which was set to expire on January 4, 2013. On February 11, 2010, the Company exercised the remaining lease renewal options for the period January 4, 2013 to January 4, 2076. The lease provides for an annual basic minimum rent equal to $6,018,750 through January 4, 2013; thereafter, the annual basic minimum rent is equal to $5,895,625.

In accordance with the 2nd lease modification dated as of February 25, 2009, the minimum basic rent described above had been increased to cover debt service on the Lessor’s $31,500,000 second mortgage loan obtained on February 25, 2009 (the “Loan”). The basic rent was increased to cover debt service, but excluding certain principal payment amounts not part of scheduled debt service and totaled $2,076,000 and $1,774,250 in 2010 and 2009, respectively. The principal amount of any refinancing of the Loan shall not exceed the then existing amount of debt plus refinancing costs.

The lease also provides for additional rent (“Overage Rent”) through all renewal terms equal to 50% of the Lessee’s annual net operating profit, as defined, in excess of $1,000,000, in each lease year. The Company advanced $6,000,000 through December 31, 2010 on account of additional rent and the excess of $1,888,629 was returned by the Lessor in 2011.

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

A building improvements program (the “Program”) has been undertaken by the Company to maintain and enhance the Property and its competitive position. As of December 31, 2010, the Company has incurred costs related to the Program of approximately $143,200,000 and the Lessor had incurred costs related to the Program of approximately $10,160,000 and estimates that the total costs of all Program-related projects will be approximately $626,000,000. Lessor intends to seek additional financing to fund future Property improvements and tenanting costs.

The Company is financing the Program and billing the Lessor for certain costs incurred. The Program (1) grants the ownership of improvements and tenanting costs funded by Lessor to Lessor and acknowledges Lessor’s desire to finance such costs through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by Lessor from an equivalent increase in basic rent paid by the Company, all to the extent the Company joins Lessor in approving such mortgage increase. Since additional rent will be decreased by one-half of that increase in basic rent, the net effect of the lease modification is to have the Company and Lessor share the costs of the Program equally, assuming the Company’s profitability continues to obligate it to pay further additional rent.

The Loan is scheduled to mature on May 1, 2012 and requires monthly payments of interest only at 6.5% per annum, payable monthly in arrears. The mortgage may be prepaid at any time without penalty.

In connection with the Loan, the Company has assigned all subleases and rents to the lender as additional collateral.

The following is a schedule of future minimum rental payments as of December 31, 2010 (based on the current amount of the Lessor’s outstanding second mortgage obligation):

Year ending December 31,
2011	$8,095,000
2012	6,710,000
2013	5,900,000
2014	5,900,000
2015	5,900,000
Thereafter	353,785,000

$386,290,000

On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks with an initial advance of $159,000,000, part of which was used to pay the existing mortgage loans totaling $92,000,000 scheduled to mature on May 1, 2012. See Note 14. In accordance with the Second Lease Modification Agreement, the above table includes increased basic rent equal to debt service that had been payable on the second mortgage loan through its scheduled maturity date in 2012. The above table does not reflect additional basic rent to cover debt service relating to the new financing.

Distributions are paid from a cash account held by Malkin Holdings which is reflected on the balance sheet as “Due from Supervisor.”

Due to Lessor at December 31, 2010 and 2009 represents advances made to the Company of $8,963,473 and $8,961,815, respectively, for building improvements.

Due from Supervisor at December 31, 2010 and 2009 represents cash held on our behalf by our Supervisor.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings during the years ended December 31, 2010, 2009 and 2008, are as follows:

	2010	2009	2008
Basic supervisory fees	$574,000	$270,000	$270,000
Other fees and disbursements	*248,344	*272,060	*236,327
Service fee on security deposit accounts	*22,988	*41,707	*58,429

Total	$845,332	$583,767	$564,756

*	Included in other professional fees in the Consolidated Statements of Income.

For administration and investment of each tenant security deposit account, Malkin Holdings has earned since 1973 a service fee of 1% of the account balance, which fee totaled $22,988, $41,707 and $58,429 for the years ended December 31, 2010, 2009 and 2008, respectively. As this service fee is deducted from interest otherwise payable to tenants, these financial statements show no related expense to the Company.

Through December 31, 2010, the Company has incurred an aggregate of $1,038,603 to reimburse Malkin Holdings for third-party fees it advanced in connection with certain matters regarding ownership and operation of the Empire State Building. Such fees are to be borne entirely by the Company and are not shared indirectly with the Lessor through overage rent deductions. These fees were capitalized by the Company and included as part of deferred charges and other deferred costs, net of accumulated amortization in the accompanying consolidated balance sheet.

Under separate agreements to which the Company is not a party, Malkin Holdings, members of Mr. Malkin’s immediate family and other persons having no management role or ownership interest in Malkin Holdings receive additional payments from investors in the Company in varying percentages, based upon current year distributions. These third party payments do not impose any obligation upon the Company or affect its assets and liabilities.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

7. Rental Income Under Operating Subleases

Future minimum rentals (including antenna license fees) on a straight-line basis, assuming neither renewals nor extensions of leases which may expire during the periods, on noncancelable operating leases in effect at December 31, 2010 are as follows:

Years ending December 31,
2011	$87,680,000
2012	82,270,000
2013	75,100,000
2014	70,170,000
2015	65,480,000
Thereafter	353,070,000

$733,770,000

At December 31, 2010, one tenant, a consumer goods sourcing company comprised approximately 20% of future minimum rental income. There were no other tenants which comprised over 10% of the future minimum rental income.

8. Leasing Agreements

The Company has engaged Newmark Knight Frank (“NKF”) since October 21, 2009 as leasing agent for the non-retail space of the Property. For the years ended December 31, 2010 and 2009, NKF earned commissions totaling approximately $772,000 and $8,500, respectively, all of which has been capitalized.

The Company has engaged CB Richard Ellis, Inc. (“CBRE”) as leasing agent for the retail space of the Property. For the years ended December 31, 2010, 2009 and 2008, CBRE earned commissions totaling approximately $930,000, $895,000 and $2,035,000, respectively, all of which has been capitalized.

9. Multiemployer Pension Plan

In connection with the Company’s collective-bargaining agreements with the Service Employees Janitorial Union - Local 32B-32J and the Central Pension Fund - Local 94, the Company participates with other companies in two defined benefit pension plans. The plans cover all of the Company’s janitorial and engineering employees who are members of the union. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. ESB incurred union pension and welfare expense (which is included in payroll and related costs) of approximately $2,683,000, $3,857,000 and $3,785,000, respectively, for the years ended December 31, 2010, 2009 and 2008. ESB, Inc. incurred union pension and welfare expense of approximately $2,155,000, $2,916,000 and $2,527,000, respectively (which is included in payroll and related costs — see Note 12), for the years ended December 31, 2010, 2009 and 2008.

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject the Company to the obligation.

10. Pension Plan

The Company maintains a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company who meet the eligibility requirements set forth in the Plan documents.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

The Plan allows the Company to make discretionary employer contributions. The provision for Company’s contributions was approximately $54,600, $3,000 and $40,000, respectively, for the years ended December 31, 2010, 2009 and 2008, respectively. The Plan may be terminated at the option of the Company.

11. Fair Value of Financial Instruments

Cash and cash equivalents (including tenant security deposit and tenant improvement escrow), accounts receivable, rent receivable, due from supervisor, overage rent due from lessor, accounts payable and accrued liabilities, tenants’ security deposits payable, deferred income, due to lessor, and due to Supervisor are carried at amounts which reasonably approximate their fair values, due to the short maturities of the instruments. Loans receivable are carried at amounts which reasonably approximate their fair values at inception due to no known changes in the credit worthiness of the borrower.

12. Observatory Operations

The operations of the Empire State Building Observatory are summarized as follows:

	2010	2009	2008
Income:
Admissions	$70,030,303	$63,310,227	$63,631,182
Ancillary income	570,793	1,155,349	1,452,206
Credit card and other sales fees	(730,504)	(623,881)	(734,944)

Total Income	69,870,592	63,841,695	64,348,444

Operating Expenses:
Payroll and related costs	15,051,314	14,326,402	12,540,010
Advertising	2,516,693	2,315,290	1,617,538
Commercial rent and other taxes	758,493	392,487	398,894
Repairs and maintenance	539,669	330,518	370,934
Professional fees	451,760	417,168	60,576
Administrative	804,381	524,132	466,785
Other expense	16,837	—	413,201

Total Operating Expenses	20,139,147	18,305,997	15,867,938

Operating Income	49,731,445	45,535,698	48,480,506

Income Tax Benefit	1,890,000	—	—

Income prior to income received directly by Empire State Building Company L.L.C.:	51,621,445	45,535,698	48,480,506

Revenue received directly by Empire State Building Company L.L.C.:
Observatory license fees	$4,727,697	$4,631,085	$4,110,657
Photography income	2,535,254	2,331,751	2,824,630
Audio tour income	882,875	684,283	706,212
Other income	863,501	158,610	207,200

Observatory Income, net	$60,630,772	$53,341,427	$56,329,205

*	Prior to rent paid and profit sharing to ESB which eliminates in consolidation.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

13. Litigation

The Company is a party to certain routine legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance, or, if not so covered, are without merit or are of such kind or involve such amounts, that an unfavorable disposition would not have a material effect on the financial position of the Company.

(1) 1997 Arbitration/Litigation Proceeding

Malkin Holdings and Peter L. Malkin, a member in the Company, were engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing and supervision of the Property, in which Malkin Holdings and Mr. Malkin sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment by the Company or (b) an investor voluntarily agrees that his or her proportionate share be paid. Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, the Company has not provided for the expense and related liability with respect to such costs in these consolidated financial statements and such consent has not been received at December 31, 2010.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors to vote to terminate Helmsley-Spear without cause, (ii) dismissed Helmsley-Spear’s claims against Malkin Holdings and Peter L. Malkin, and (iii) rejected the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Malkin Holdings’ petition, vacated the judgment of the Appellate Division and remanded the case to the New York court.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without the Company’s knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named “Helmsley-Spear,” which had represented itself to be the Company’s managing agent since September 1997, in fact never received a valid assignment to become the Company’s managing agent. The Company’s previously authorized managing agent, the original corporation named “Helmsley-Spear,” was owned by Harry B. Helmsley and had become inactive. On February 21, 2006, the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii) and (iii) in the preceding paragraph. On July 21, 2006, Malkin Holdings filed a certiorari petition seeking review by the U.S. Supreme Court, which it later withdrew as part of the August 29, 2006 settlement agreement terminating claims broadly by exchange of general releases between Helmsley-Spear, Irving Schneider, and their related parties, on one hand, and Leona M. Helmsley, Peter L. Malkin, Malkin Holdings, various property owners supervised by Malkin Holdings, and their related parties, on the other.

(2) 1998-2002 Irving Schneider Actions against the Company’s Supervisor and Member

In January 1998, Irving Schneider, who was then one of the controlling principals of Helmsley-Spear and has never had a record or beneficial interest in the Company, brought litigation against the Company’s supervisor, Malkin Holdings, and member, Peter L. Malkin, claiming misconduct and seeking damages and

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

disqualification from performing services for the Company. In March 2002, the court dismissed Mr. Schneider’s claims. Although Mr. Schneider thereafter appealed the dismissal, the claim was withdrawn prior to 2006.

Also in April 2002, an attorney whose fees were reportedly paid by Mr. Schneider submitted to the Departmental Disciplinary Committee of the Appellate Division of the Supreme Court of New York, First Department, copies of Mr. Schneider’s complaints in the foregoing and related litigation with such attorney’s letter asserting that the activities of Mr. Malkin and Malkin Holdings, as alleged in those complaints, violated the Code of Professional Responsibility. No action was ever taken by the Disciplinary Committee against Mr. Malkin or Malkin Holdings regarding any of these matters.

During 2002, acting upon a complaint of Mr. Schneider and his attorney, the Manhattan District Attorney’s Office conducted an investigation of Mr. Malkin and Malkin Holdings regarding Malkin Holding’s receipt of a 1% fee for administering the tenant security accounts of the Company and other supervised entities. Malkin Holdings made submissions through counsel to show that the fee was expressly permitted under statute and was in accord with prior agreement. By letter dated July 23, 2002, the District Attorney’s Office advised that it had concluded its investigation and that no charge would be brought against Mr. Malkin or Malkin Holdings.

In accord with a written legal opinion from Thelen Reid & Priest dated April 29, 2005, both Malkin Holdings and Mr. Malkin are entitled to reimbursement from the Company for their expenses to various service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in the successful defense against all these Section (2) claims to the extent relating to the Company, as follows: (a) $238,069 for the successful defense against the 1998-2002 litigations, (b) $39,621 for the successful defense against Mr. Schneider’s complaint to the District Attorney, and (c) $13,827 for the successful defense against the related complaint to the Disciplinary Committee. These reimbursements were deferred without any charge for interest until the Company’s operations were stabilized and its cash and borrowing position permitted payment in June 2008.

All reimbursed expenses funded by the Company under this Section (2) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(3) 2006 Settlement Agreement

As stated above, the August 29, 2006 settlement agreement terminated Helmsley-Spear, Inc. as managing and leasing agent at the Property as of August 30, 2006. The Company is now self-managing the Property, while engaging third party leasing agents, CB Richard Ellis, Inc. for retail space since August 30, 2006 and Newmark Knight Frank for non-retail space since October 21, 2009.

Based upon relative building area and revenue among all the properties at which Helmsley-Spear was terminated pursuant to the settlement agreement, the Company’s allocable share of the contract settlement payment was $3,056,000. Such amount was funded during 2006 with $1,834,000 from the Company’s cash reserves and $1,222,000 by a capital contribution to the Company from Mrs. Helmsley. There was no change in Mrs. Helmsley’s share of the Company’s distributions and profits as a result of such capital contribution, but an equivalent amount of the settlement expense was allocated to her.

The Company’s allocable share of the fees to service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in connection with the settlement and related transition is $405,174, including preparation of a draft solicitation for a vote to remove Helmsley-Spear, submission to the Real Estate Board of New York of claims regarding Helmsley-Spear, negotiation and conclusion of the settlement agreement, and conclusion of a new leasing agreement with CB Richard Ellis. These fees were advanced by Malkin Holdings without any charge for interest and, pursuant to consent of the Company’s members, reimbursed by the Company in June 2008.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

The expenses funded by the Company under this Section (3) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

14. Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through July 27, 2011, the date the financial statements were available to be issued.

The lease agreement and Joint Venture arrangement between Empire State Building Company L.L.C. (“ESB”) and Empire State Building, Inc. expired on December 31, 2010 and was not renewed. On January 1, 2011, ESB entered into a lease for the observation decks with ESB Observatory LLC, a newly organized limited liability company owned 99% by ESB and 1% by ESB 102 Corporation (which, in turn, is owned 100% by ESB), for a five-year term commencing January 1, 2011 and expiring December 31, 2015. ESB Observatory LLC is to pay fixed annual rent of $6,700,000, adjusted each year commencing 2012 to reflect the increase in the Consumer Price Index, plus additional rent, as defined. The new leasing arrangement will not have a significant impact on the financial position or results of operations reported in the consolidated financial statements.

On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000,000 to be used to pay and discharge all existing mortgage loans secured by the Property, to fund operations and working capital requirements relating to the Property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the loan agreement (the “Loan Agreement”), the Lenders may provide the Lessor with additional advances of up to $76,000,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000,000. Subject to the terms and conditions of the Loan Agreement, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% p.a. above 30-day LIBOR. The Lessor is obligated to repay the outstanding amount of the loan plus accrued and unpaid interest and all other amounts due under the Loan Agreement and related documents on June 30, 2014, which the Lessor may extend to June 30, 2015 and thereafter to June 30, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan Agreement at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan-to-value ratio and debt yield and the absence of an event of default. The Company incurred a prepayment penalty of approximately $2,400,000 in connection with the repayment of the old notes.

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheet

(Unaudited)

September 30,	2011
ASSETS
Property — at cost:
Leasehold improvements	$169,138,993
Subtenant improvements	62,001,552
Leasehold	740,000
Equipment	5,436,001

237,316,546
Less accumulated depreciation and amortization	51,583,886

Net Property	185,732,660
Other Assets:
Cash and cash equivalents	33,580,627
Cash—restricted—tenants’ security deposits	5,136,757
Cash—tenant improvement escrow	7,667,715
Accounts receivable – net	1,700,517
Rent receivable	4,433,040
Unbilled rent receivable – net	41,876,538
Loans receivable	1,265,487
Prepaid expenses	9,549,884
Deferred charges and other deferred costs, net of accumulated amortization	16,199,256
Due from Lessor	10,252,606
Due from Supervisor	300,000

Total Assets	$317,695,087

The accompanying notes are an integral part of this consolidated financial statement.

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheet (continued)

(Unaudited)

September 30,	2011
LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued liabilities	$13,757,661
Tenants’ security deposits payable	6,051,354
Accrued overage rent due to Lessor	20,821,374
Deferred income	6,399,068
Other liabilities	17,768

Total Liabilities	47,047,225

Commitments and Contingencies	—
Equity (Deficit):
Empire State Building Company L.L.C. members’ equity	272,424,447
Noncontrolling interest	(1,776,585)

Total Equity	270,647,862

Total Liabilities and Equity	$317,695,087

The accompanying notes are an integral part of this consolidated financial statement.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Income

(Unaudited)

Nine Months Ended September 30,	2011	2010
Income:
Rent:
Minimum rental revenue	$52,989,893	$47,706,886
Tenant reimbursements	18,959,108	23,210,744
Antenna license fees	11,769,132	11,374,285
Other	3,363,157	4,100,685

Total Rent	87,081,290	86,392,600

Observatory:
Revenue	62,942,624	58,410,471
Expenses	14,813,862	12,351,514

Observatory Net Income	48,128,762	46,058,957

Total Income	135,210,052	132,451,557

Operating Expenses:
Basic rent expense	6,141,371	6,071,063
Overage rent	20,821,275	6,369,191
Real estate taxes	22,119,121	20,403,466
Payroll and related costs	16,991,291	15,909,914
Repairs and maintenance	10,811,006	6,711,115
Utilities	9,816,949	12,154,331
Supervisory fees	430,500	202,998
Professional fees	3,221,114	4,415,917
Insurance	5,641,396	5,727,211
Advertising	1,619,084	1,921,426
Cleaning	2,013,965	2,355,773
Administrative	679,541	1,022,289
Depreciation	9,574,726	6,647,950
Amortization	2,555,948	1,664,036
Bad debts (recovery), net	2,106,547	1,804,183

Total Operating Expenses	114,543,834	93,380,863

Operating Income	20,666,218	39,070,694
Interest and Dividend Income	103,360	79,112

Net Income	20,769,578	39,149,806
Net Income of Affiliate Attributable to Noncontrolling Interest	(1,230,000)	(1,958,660)

Net Income Attributable to Empire State Building Company L.L.C.	$19,539,578	$37,191,146

The accompanying notes are an integral part of this consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statement of Changes in Equity

(Unaudited)

Nine Months Ended September 30, 2011
	Total	Empire State Building Company L.L.C. Members’ Equity	Noncontrolling Interest
Equity (Deficit)—January 1, 2011	$279,078,284	$282,084,869	$(3,006,585)
Distributions—2011	(29,200,000)	(29,200,000)	—
Net Income—2011	20,769,578	19,539,578	1,230,000

Equity (Deficit)—September 30, 2011	$270,647,862	$272,424,447	$(1,776,585)

The accompanying notes are an integral part of this consolidated financial statement.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Cash Flows

(Unaudited)

Nine Months Ended September 30,	2011	2010
Cash Flows from Operating Activities:
Net income	$20,769,578	$39,149,805
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,574,726	6,647,950
Amortization	2,555,948	1,664,036
Bad debts (recovery)	2,106,547	1,804,186
Net change in operating assets and liabilities:
Accounts receivable	563,075	(45,888)
Rent receivable	(1,794,392)	226,201
Unbilled rent receivable	(6,473,340)	(4,806,209)
Loans receivable	88,088	32,383
Prepaid expenses	6,474,908	5,744,974
Deferred charges—leasing commissions and costs	(621,243)	(2,268,647)
Accrued overage rent due from/to Lessor	22,710,003	8,771,630
Other assets	314,445	60,110
Accounts payable and accrued liabilities	(2,396,594)	(8,001,210)
Tenants’ security deposits	914,597	(74,015)
Deferred income	407,063	499,397
Other liabilities	17,768	—

Net Cash Provided by Operating Activities	55,211,177	49,404,703

Cash Flows from Investing Activities:
Property additions	(7,270,645)	(36,918,709)
Tenant improvement escrow, net	(6,984,568)	—

Net Cash Used in Investing Activities	(14,255,213)	(36,918,709)

Cash Flows from Financing Activities:
Members’ distributions	(29,200,000)	(2,700,000)
Reimbursements from Lessor	26,500,000	—
Outlays on behalf of Lessor	(45,716,078)	(1,275,928)
Other deferred costs	(1,756,597)	—

Net Cash Used in Financing Activities	(50,172,675)	(3,975,928)

Net Increase (Decrease) in Cash and Cash Equivalents	(9,216,711)	8,510,066
Cash and Cash Equivalents—beginning of period	42,797,338	44,931,683

Cash and Cash Equivalents—end of period	$33,580,627	$53,441,749

Net cash used in financing activities excludes increases of $1,567,997 and $-0- related to other deferred costs in accounts payable and accrued liabilities for the nine months ended September 30, 2011 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Cash Flows (continued)

(Unaudited)

Nine Months Ended September 30,	2011	2010
Supplemental Schedule of Noncash Activities —
For the nine months ended September 30, 2010, the Company entered into a lease modification agreement with a tenant which had a rent receivable balance in arrears.
Decrease in rent receivable	$—	$1,099,909
Increase in loans receivable	—	1,099,909

	$—	$—

The accompanying notes are an integral part of this consolidated financial statement.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements

(Unaudited)

1. Organization and Nature of Business

Empire State Building Company L.L.C. (“ESB”) was originally organized on August 15, 1961 as a joint venture to lease and sublease the approximately 2,800,000 square foot office building and Observatory, more commonly known as the Empire State Building situated at 350 Fifth Avenue, New York, New York, (the “Property”). At September 30, 2011, the Property was approximately 68% occupied. On April 2, 1971, ESB converted from a joint venture to a general partnership. On December 17, 2001, ESB converted from a general partnership to a New York limited liability company and is now known as Empire State Building Company L.L.C. Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

ESB commenced operations on August 15, 1961 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

On February 9, 1962, Empire State Building, Inc. (the “Observatory” or “Inc.”) was formed to sublease from ESB and operate the observation decks located on the 86th and 102nd floors of the Property. A new lease was entered into in 2010 (the “2010 Lease”) under which Inc. acted as agent for a joint venture (the “Joint Venture”) owned 99% by ESB and 1% by Inc. The Joint Venture arrangement has no significant impact on the financial position or results of operations reported in the consolidated financial statements. The 2010 Lease expired on December 31, 2010 and was not renewed.

On January 1, 2011, ESB entered into a lease for the observation decks with ESB Observatory LLC, a newly organized limited liability company owned 99% by ESB and 1% by ESB 102 Corporation (which, in turn, is owned 100% by ESB), for a five-year term commencing January 1, 2011 and expiring December 31, 2015. ESB Observatory LLC is to pay fixed annual rent of $6,700,000, adjusted each year commencing 2012 to reflect the increase in the Consumer Price Index, plus additional rent, as defined. The new leasing arrangement does not have a significant impact on the financial position or results of operations reported in the consolidated financial statements.

On July 15, 2009, ESB Captive Insurance Company L.L.C. (the “Captive”) was formed in the State of Vermont, as a captive insurance company to insure the Property and business interruption risks of ESB and the Observatory, including, but not limited to, terrorism risks. The Captive was formed as a single member limited liability company, wholly owned by ESB. For income tax reporting purposes, a single member LLC is classified as a division of its member, accordingly, the single member LLC’s taxable income or loss is reportable by its member. The Captive reinsures certain coinsurance amounts. There were no losses incurred through September 30, 2011.

2. Summary of Significant Accounting Policies

Principles of consolidation — The accompanying consolidated financial statements include the accounts of Empire State Building Company L.L.C. and its wholly owned subsidiaries: ESB Captive Insurance Company L.L.C., ESB 102 Corporation, and ESB Observatory LLC; and Empire State Building, Inc. (collectively, the “Company”).

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information. In the opinion of the Company’s management, all adjustments consisting of normal recurring adjustments, considered necessary for the fair presentation of the financial statements have been included. The results of operations for the nine months ended September 30, 2011 and 2010 are not necessarily indicative of the results to be expected for any interim period or the full year.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company follows the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the consolidated balance sheet (separately from the controlling interest’s equity). The noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statement of income of the amounts attributable to the parent and to the noncontrolling interest.

The Company’s interest in Empire State Building, Inc. is classified as a noncontrolling interest in the accompanying consolidated financial statements.

Variable interest entities — Under FASB ASC 810, “Consolidation,” when a reporting entity (ESB) is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary of a VIE is based on a qualitative rather than a quantitative analysis. An entity is required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Prior to January 1, 2011, ESB had determined that both Inc. and the Joint Venture were VIEs of which ESB was the primary beneficiary. As a result, ESB consolidated both the Joint Venture and Inc. at December 31, 2010, as ESB through its design of the Joint Venture and Inc. and its lease to the Joint Venture, had both the power to direct the activities that most significantly impact both the Joint Venture and Inc.’s economic performance and the obligation to absorb losses of both the Joint Venture and Inc. and the right to receive benefits from both the Joint Venture and Inc. that could be significant to both the Joint Venture and Inc.

On January 1, 2011, ESB deconsolidated the Joint Venture as a result of the expiration of the 2010 Lease. ESB continues to consolidate Inc. as ESB is responsible for the estimated $1,880,000 income tax liability relating to uncertain tax positions of Inc.

The deconsolidation of the Joint Venture had no impact on ESB’s consolidated balance sheet and statement of income as ESB owned 99% of the Joint Venture and ESB continues to consolidate Inc.

The aggregate assets, liabilities and deficit of Inc. as of September 30, 2011 were $4,601,029, $6,377,614 and $(1,776,585), respectively, and net income for the nine months ended September 30, 2011 was $1,230,000 (consisting of a $1,230,000 income tax benefit). The liabilities of Inc. consist of $1,880,000 of income tax liability and approximately $4,500,000 of intercompany payable due to ESB, which eliminates in consolidation. Net income for the nine months ended September 30, 2010 attributable to the noncontrolling interest was $1,958,660 (net of rent paid to ESB and inclusive of a $1,940,000 income tax benefit).

Revenue recognition:

Empire State Building Company L.L.C. — Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rents receivable on the accompanying balance sheet. Leases

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period the related expenses are incurred. Rental payments received before they are recognized as income are recorded as deferred income.

ESB provides an estimated allowance for uncollectible rent and loans receivable based upon an analysis of tenant and loan receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and lease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $1,661,809 at September 30, 2011. Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $62,542 at September 30, 2011.

Bad debt expense is shown net of recoveries.

ESB Observatory LLC — Admission fees are recognized as income when admission tickets are sold. General admission tickets are nonrefundable and there is a limited period during which group sales may be refunded. The effect of potential ticket refunds is not material to Observatory net income. Ancillary income is recognized as income when earned.

ESB Observatory LLC provides an estimated allowance for uncollectible accounts receivable based upon an analysis of accounts receivable and historical bad debts, customer credit worthiness, current economic trends and changes in payment terms. Management believes no allowance is necessary for outstanding accounts receivable balances at September 30, 2011.

Cash and cash equivalents — The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property — The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded for the nine months ended September 30, 2011 and 2010.

Depreciation and amortization — Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and seven years for equipment. The leasehold is being depreciated by the straight-line method over the term of the sublease. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant leases.

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

Sales tax — Sales tax collected by ESB from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses. Observatory admission ticket sales are reported net of sales tax and, accordingly, excluded from revenue and expenses.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

Income taxes — ESB and ESB Observatory LLC are not subject to federal and state income taxes and, accordingly, make no provision for federal and state income taxes in the accompanying financial statements. ESB’s rental operations are not subject to local income taxes. ESB’s taxable income or loss (which includes the income or loss of the Captive) is reportable by its members.

Empire State Building, Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code and applicable New York State income tax law effective January 1, 1971. Accordingly, the Company has not provided for federal or state income taxes since all income is passed through directly to the stockholders for the nine months ended September 30, 2011 and 2010. New York City does not recognize S Corporations as pass-through entities. Therefore, Empire State Building, Inc. is subject to New York City general corporate tax. ESB and ESB Observatory LLC are subject to New York City Unincorporated Business tax. ESB 102 Corporation is subject to federal, New York State and New York City corporation tax.

The Company follows the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740 the tax benefit from an uncertain tax position may only be recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Among other matters, FASB ASC 740 also provides guidance on accounting for interest and penalties associated with tax positions. As of September 30, 2011, the Company has recorded a liability of $1,880,000 for uncertain tax positions (including $590,000 of accrued interest and penalties). During the nine months ended September 30, 2011 and 2010, the Company recorded a tax benefit of $1,230,000 and $1,940,000 (inclusive of reductions in interest and penalties of $360,000 and $370,000) as a component of Observatory Income, net on the accompanying consolidated statements of income. The liability is based on amounts of possible outcomes, using facts, circumstances and information available at the reporting date. Interest and penalties are included as a component of income tax benefit on the accompanying consolidated statements of income.

Taxable years ended December 31, 2008, 2009 and 2010 are subject to IRS and other jurisdictions tax examinations.

Advertising — The Company expenses advertising costs as incurred. The Company incurred advertising costs of $3,487,250 and $3,381,743, respectively (inclusive of $1,868,166 incurred by ESB Observatory LLC in 2011 and $1,460,317 incurred by Empire State Building, Inc. in 2010), for the nine months ended September 30, 2011 and 2010.

Environmental costs — The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rents (including unbilled rent receivable) as being particularly sensitive. Further, when tenants

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.

Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-lived assets as well as the valuation and impairment analysis of real property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

Recently adopted accounting pronouncements — In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and requires disclosure of details of significant asset or liability transfers in and out of Level 1 and Level 2 measurements within the fair value hierarchy and inclusion of gross purchases, sales, issuances, and settlements in the rollforward of assets and liabilities valued using Level 3 inputs within the fair value hierarchy. The guidance also clarifies and expands existing disclosure requirements related to the disaggregation of fair value disclosures and inputs used in arriving at fair values for assets and liabilities using Level 2 and Level 3 inputs within the fair value hierarchy. These disclosure requirements were effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of this guidance on January 1, 2010, excluding the Level 3 rollforward, did not result in additional disclosures in our consolidated financial statements. The gross presentation of the Level 3 rollforward is required for interim and annual reporting periods beginning after December 15, 2010. The Company does not have any financial instruments that would be materially impacted by this standard as of September 30, 2011.

New accounting pronouncements not yet adopted — In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. The guidance will be effective for us beginning with the first interim period in 2012. In accordance with the guidance, we will be required to disclose the level in the fair value hierarchy in which each fair value lies that is disclosed but not used to measure an asset or liability on the balance sheet. The guidance also clarifies that the fair value of a non-financial asset is based on its highest and best use and requires disclosure if a non-financial asset is being used in a manner that is not its highest and best use. The Company does not have any financial instruments that would be materially impacted by this standard as of September 30, 2011.

In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. The Company is evaluating the disclosures required under the ASU. This ASU is effective for annual periods for fiscal years ending after December 31, 2012.

3. Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

The Company must maintain minimum capital and surplus of $250,000 in accordance with Vermont captive insurance regulations.

4. Deferred Charges

Deferred charges consist of the following as of September 30, 2011:

Leasing commissions	$24,635,392
Leasing costs and other deferred costs	4,271,567

28,906,959
Less accumulated amortization	12,707,703

Total	$16,199,256

5. Loans Receivable

During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears totaling $1,399,909. Interest income is recognized using the effective interest method and recognized on the accrual basis. As of September 30, 2011, loans receivable consist of the following:

Date of Loan	Outstanding Principal Balance	Interest Rate		Maturity
February 28, 2010	$1,010,487	LIBOR	(*) + 3.5%	December 1, 2024
December 28, 2010	255,000	Prime	(**) + 3.0%	December 1, 2015

	$1,265,487

(*)	0.037% (three month LIBOR) at September 30, 2011.
(**)	3.25% at September 30, 2011.

Future principal payments due are as follows:

2011 (three months ended December 31, 2011)	$30,000
2012	120,000
2013	123,000
2014	125,000
2015	128,000
2016	70,000
Thereafter	669,487

$1,265,487

6. Related Party Transactions

ESB (the “Lessee”) entered into a lease agreement with Empire State Building Associates L.L.C. (the “Lessor”) which was set to expire on January 4, 2013. On February 11, 2010, the Company exercised the remaining lease renewal options for the period January 4, 2013 to January 4, 2076. The lease provides for an annual basic minimum rent equal to $6,018,750 through January 4, 2013; thereafter, the annual basic minimum rent is equal to $5,895,625.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

In accordance with the 2nd lease modification dated as of February 25, 2009, the minimum basic rent described above was increased to cover debt service on the Lessor’s $31,500,000 second mortgage loan obtained on February 25, 2009 that was repaid on July 26, 2011 with the proceeds from the loan described below. The basic rent was increased to cover debt service, which consisted of only interest during the period the second mortgage loan was outstanding and totaled $1,120,438 and $1,557,000 for the nine months ended September 30, 2011 and 2010.

In accordance with the 3rd lease modification dated as of July 26, 2011, the minimum basic rent described above has been increased to cover debt service on the outstanding principal balance in excess of $60,500,000 on the Lessor’s $235,000,000 new mortgage loan obtained July 26, 2011 (the “Loan”), of which $159,000,000 has been advanced as of September 30, 2011. Minimum basic rent increased by $539,105 for the nine months ended September 30, 2011 representing the interest on the outstanding principal balance on the Loan in excess of $60,500,000.

The lease also provides for additional rent (“Overage Rent”) through all renewal terms equal to 50% of the Lessee’s annual net operating profit, as defined, in excess of $1,000,000, in each lease year totaling $20,821,275 and $6,369,191 as of nine months ended September 30, 2011 and September 30, 2010.

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000,000 to be used to pay and discharge all existing mortgage loans secured by the Property, to fund operations and working capital requirements relating to the Property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the Loan agreement, the Lenders may provide the Lessor with additional advances of up to $76,000,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000,000. On November 2, 2011 the Loan was amended to increase the loan amount to $300,000,000. There were no additional principal advances for the period ending September 30, 2011. Subject to the terms and conditions of the Loan, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% p.a. above 30-day LIBOR, which aggregate rate was 2.72% at September 30, 2011. The Lessor is obligated to repay the outstanding amount of the Loan plus accrued and unpaid interest and all other amounts due under the Loan and related documents on June 30, 2014, which the Lessor may extend to June 30, 2015 and thereafter to June 30, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan-to-value ratio and debt yield and the absence of an event of default. The Lessor incurred a prepayment penalty of approximately $2,400,000 in connection with the repayment of the old notes.

In connection with the July 2011 refinancing of Lessor’s mortgage loans with a new $159,000,000 mortgage, approximately $58,000,000 became available to fund property improvements and tenanting costs allowing reimbursement to the Company subsequent to June 30, 2011 of approximately $34,700,000 it had incurred and recorded on its financial statements during the first six months of 2011 for fixed asset additions of $24,900,000 and deferred leasing costs of $9,800,000. The foregoing was effected in the third quarter of 2011 and resulted in 1) Company’s removal of such asset additions and Lessor’s recording of same on its financial statements, and 2) Company’s accrual of overage rent payable to the Lessor equal to approximately 50% thereof. During the three months ended September 30, 2011, the Company outlaid approximately $11,739,000 for improvements and tenanting costs that will be reimbursed by the Lessor.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

A building improvements program (the “Program”) has been undertaken by the Company to maintain and enhance the Property and its competitive position. As of September 30, 2011, the Company has incurred costs related to the Program of approximately $147,000,000 and the Lessor had incurred costs related to the Program of approximately $56,600,000 and estimates that the total costs of all Program-related projects will be approximately $626,000,000. Lessor intends to seek additional financing to fund future Property improvements and tenanting costs.

The Company is financing the Program and billing the Lessor for certain costs incurred. The Program (1) grants the ownership of improvements and tenanting costs funded by Lessor to Lessor and acknowledges Lessor’s desire to finance such costs through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by Lessor from an equivalent increase in basic rent paid by the Company, all to the extent the Company joins Lessor in approving such mortgage increase. Since additional rent will be decreased by one-half of that increase in basic rent, the net effect of the lease modification is to have the Company and Lessor share the costs of the Program equally, assuming the Company’s profitability continues to obligate it to pay overage rent.

Improvements and tenanting costs funded out of the proceeds from the Lessor’s mortgage loans which are secured by the Property are borne by the Lessor and capitalized as property improvements or tenanting costs in the Lessor’s financial statements. Improvements and tenanting costs funded out of the ESB’s operating cash flow are borne by ESB and are capitalized in its financial statements as leasehold improvements or tenanting costs.

In connection with the Loan, the Company has assigned all subleases and rents to the lender as additional collateral.

The following is a schedule of future minimum rental payments as of September 30, 2011 (based on the current amount of the Lessor’s outstanding mortgage obligation and assuming there are no additional principal drawdowns, the Loan continues to bear interest at the aggregate rate in effect as of September 30, 2011 and the Loan is repaid on its initial maturity date):

2011 (three months ended December 31, 2011)	$2,190,000
2012	8,740,000
2013	8,610,000
2014	8,120,000
2015	5,900,000
2016	5,900,000
Thereafter	347,910,000

$387,370,000

Distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheet as “Due from Supervisor.”

Due from Lessor at September 30, 2011 represents advances made on behalf of the Lessor of $10,252,606 for building improvements. Due to Lessor represents the overage rent accrued at September 30, 2011.

Due from Supervisor at September 30, 2011 represents cash held on our behalf by our Supervisor.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party.

Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings during the nine months ended September 30, 2011 and 2010, are as follows:

	2011		2010
Basic supervisory fees	$430,500		$202,998
Expenses related to financial and tax planning	221,200	*	—
Other fees and disbursements	695,563	*	143,273	*
Service fee on security deposit accounts	17,876		17,238

Total	$1,365,139		$363,509

*	Included in other professional fees in the Consolidated Statements of Income.

For administration and investment of each tenant security deposit account, Malkin Holdings has earned since 1973 a service fee of 1% of the account balance, which fee totaled $17,876 and $17,238 for the nine months ended September 30, 2011 and 2010, respectively. As this service fee is deducted from interest otherwise payable to tenants, these financial statements show no related expense to the Company.

Through September 30, 2011, the Company has incurred an aggregate of $3,324,594 (of which $2,383,392 related to the nine months ended September 30, 2011) to reimburse Malkin Holdings for third-party fees it had advanced pertaining to certain matters regarding ownership and operation of the Empire State Building. Such fees are to be borne entirely by the Company and are not shared indirectly with the Lessor through Overage Rent deductions. These fees were capitalized by the Company and included as part of deferred charges and other deferred costs.

Under separate agreements to which the Company is not a party, Malkin Holdings, members of Mr. Malkin’s immediate family and other persons having no management role or ownership interest in Malkin Holdings receive additional payments from investors in the Company in varying percentages, based upon current year distributions. These third party payments do not impose any obligation upon the Company or affect its assets and liabilities.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Malkin Holdings LLC, the supervisor of the Company, has embarked on a course of action that could result in the Company becoming part of a newly formed public REIT.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

7. Rental Income Under Operating Subleases

Future minimum rentals (including antenna license fees) on a straight-line basis, assuming neither renewals nor extensions of leases which may expire during the periods, on noncancelable operating leases in effect as of September 30, 2011 are as follows:

2011 (three months ended December 31, 2011)	$25,360,000
2012	95,860,000
2013	89,620,000
2014	84,060,000
2015	78,970,000
2016	67,150,000
Thereafter	343,310,000

$784,330,000

At September 30, 2011, one tenant, a consumer goods sourcing company comprised approximately 28% of future minimum rental income. There were no other tenants which comprised over 10% of the future minimum rental income.

In connection with a lease entered into during 2008, the Company was required to escrow funds for the Company’s contribution for improvement work to be performed. These funds will be disbursed as the work is completed (as defined).

8. Leasing Agreements

The Company has engaged Newmark Knight Frank (“NKF”) as leasing agent for the non-retail space of the Property. For the nine months ended September 30, 2011 and 2010, NKF earned commissions totaling approximately $-0- and $372,000, respectively, all of which has been capitalized.

The Company has engaged CB Richard Ellis, Inc. (“CBRE”) as leasing agent for the retail space of the Property. For the nine months ended September 30, 2011 and 2010, CBRE earned commissions totaling approximately $-0- and $930,000, respectively, all of which has been capitalized.

9. Multiemployer Pension Plan

In connection with the Company’s collective-bargaining agreements with the Service Employees Janitorial Union — Local 32B-32J and the Central Pension Fund - Local 94, the Company participates with other companies in two defined benefit pension plans. The plans cover all of the Company’s janitorial and engineering employees who are members of the union. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. ESB incurred union pension and welfare expense (which is included in payroll and related costs) of approximately $1,930,000 and $1,948,000, respectively, for the nine months ended September 30, 2011 and 2010. ESB, Inc. incurred union pension and welfare expense of approximately $1,542,000 (which is included in payroll and related costs - see Note 12) for the nine months ended September 30, 2010. ESB Observatory LLC incurred union pension and welfare expense of approximately $2,008,000 (which is included in payroll and related costs - see Note 12) for the nine months ended September 30, 2011.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal or termination of a multiemployer plan for its proportionate share of the plan’s unfunded vested benefits liability. Management has no intention of undertaking any action which could subject the Company to the obligation.

10. Pension Plan

The Company maintains a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company who meet the eligibility requirements set forth in the Plan documents.

The Plan allows the Company to make discretionary employer contributions. There were no employer contributions for the nine months ended September 30, 2011 and 2010. The Plan may be terminated at the option of the Company.

11. Fair Value of Financial Instruments

Cash and cash equivalents (including tenant security deposit and tenant improvement escrow), accounts receivable, rent receivable, due from Lessor, tenant security deposit payable, due to Supervisor, accounts payable and accrued liabilities, and accrued overage rent due to Lessor are carried at amounts which reasonably approximate their fair values, due to the short maturities of the instruments. Loans receivable are carried at amounts which reasonably approximate their fair values at inception due to no known changes in the credit worthiness of the borrowers.

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

12. Observatory Operations

The operations of the Empire State Building Observatory are summarized as follows:

	Nine Months Ended September 30,
	2011	2010
Income:
Admissions	$56,970,172	$52,207,810
Ancillary income	427,362	526,372
Credit card and other sales fees	(860,438)	(544,652)

Total Income	56,537,096	52,189,530

Operating Expenses:
Payroll and related costs	11,652,985	11,153,737
Advertising	1,868,166	1,460,317
Commercial rent and other taxes	804,663	291,235
Repairs and maintenance	345,899	443,446
Professional fees	994,706	99,038
Administrative	377,443	843,741

Total Operating Expenses	16,043,862	14,291,514

*Operating Income	40,493,234	37,898,016
Income Tax Benefit	1,230,000	1,940,000

Income prior to income received directly by Empire State Building Company L.L.C.:	41,723,234	39,838,016
Revenue received directly by Empire State Building Company L.L.C.:
Observatory license fees	3,640,217	3,534,185
Photography income	2,025,750	1,895,883
Audio tour income	471,956	610,333
Other income	267,605	180,540

Observatory Income, net	$48,128,762	$46,058,957

*	Prior to rent paid and profit sharing to ESB which eliminates in consolidation.

13. Litigation

The Company is a party to certain routine legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance, or, if not so covered, are without merit or are of such kind or involve such amounts, that an unfavorable disposition would not have a material effect on the financial position of the Company.

(1) 1997 Arbitration/Litigation Proceeding

Malkin Holdings and Peter L. Malkin, a member in the Company, were engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing and supervision of the Property, in which Malkin Holdings and Mr. Malkin sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

competent tribunal authorizes payment by the Company or (b) an investor voluntarily agrees that his or her proportionate share be paid. Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, the Company has not provided for the expense and related liability with respect to such costs in these consolidated financial statements and such consent has not been received at September 30, 2011.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors to vote to terminate Helmsley-Spear without cause, (ii) dismissed Helmsley-Spear’s claims against Malkin Holdings and Peter L. Malkin, and (iii) rejected the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Malkin Holdings’ petition, vacated the judgment of the Appellate Division and remanded the case to the New York court.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without the Company’s knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named “Helmsley-Spear,” which had represented itself to be the Company’s managing agent since September 1997, in fact never received a valid assignment to become the Company’s managing agent. The Company’s previously authorized managing agent, the original corporation named “Helmsley-Spear,” was owned by Harry B. Helmsley and had become inactive. On February 21, 2006, the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii) and (iii) in the preceding paragraph. On July 21, 2006, Malkin Holdings filed a certiorari petition seeking review by the U.S. Supreme Court, which it later withdrew as part of the August 29, 2006 settlement agreement terminating claims broadly by exchange of general releases between Helmsley-Spear, Irving Schneider, and their related parties, on one hand, and Leona M. Helmsley, Peter L. Malkin, Malkin Holdings, various property owners supervised by Malkin Holdings, and their related parties, on the other.

(2) 1998-2002 Irving Schneider Actions against the Company’s Supervisor and Member

In January 1998, Irving Schneider, who was then one of the controlling principals of Helmsley-Spear and has never had a record or beneficial interest in the Company, brought litigation against the Company’s supervisor, Malkin Holdings, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for the Company. In March 2002, the court dismissed Mr. Schneider’s claims. Although Mr. Schneider thereafter appealed the dismissal, the claim was withdrawn prior to 2006.

Also in April 2002, an attorney whose fees were reportedly paid by Mr. Schneider submitted to the Departmental Disciplinary Committee of the Appellate Division of the Supreme Court of New York, First Department, copies of Mr. Schneider’s complaints in the foregoing and related litigation with such attorney’s letter asserting that the activities of Mr. Malkin and Malkin Holdings, as alleged in those complaints, violated the Code of Professional Responsibility. No action was ever taken by the Disciplinary Committee against Mr. Malkin or Malkin Holdings regarding any of these matters.

During 2002, acting upon a complaint of Mr. Schneider and his attorney, the Manhattan District Attorney’s Office conducted an investigation of Mr. Malkin and Malkin Holdings regarding Malkin Holding’s receipt of a

Empire State Building Company L.L.C. and Affiliates

Notes to Consolidated Financial Statements (continued)

(Unaudited)

1% fee for administering the tenant security accounts of the Company and other supervised entities. Malkin Holdings made submissions through counsel to show that the fee was expressly permitted under statute and was in accord with prior agreement. By letter dated July 23, 2002, the District Attorney’s Office advised that it had concluded its investigation and that no charge would be brought against Mr. Malkin or Malkin Holdings.

In accord with a written legal opinion from Thelen Reid & Priest dated April 29, 2005, both Malkin Holdings and Mr. Malkin are entitled to reimbursement from the Company for their expenses to various service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in the successful defense against all these Section (2) claims to the extent relating to the Company, as follows: (a) $238,069 for the successful defense against the 1998-2002 litigations, (b) $39,621 for the successful defense against Mr. Schneider’s complaint to the District Attorney, and (c) $13,827 for the successful defense against the related complaint to the Disciplinary Committee. These reimbursements were deferred without any charge for interest until the Company’s operations were stabilized and its cash and borrowing position permitted payment in June 2008.

All reimbursed expenses funded by the Company under this Section (2) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(3) 2006 Settlement Agreement

As stated above, the August 29, 2006 settlement agreement terminated Helmsley-Spear, Inc. as managing and leasing agent at the Property as of August 30, 2006. The Company is now self-managing the Property, while engaging third party leasing agents, CB Richard Ellis, Inc. for retail space since August 30, 2006 and Newmark Knight Frank for non-retail space since October 21, 2009.

Based upon relative building area and revenue among all the properties at which Helmsley-Spear was terminated pursuant to the settlement agreement, the Company’s allocable share of the contract settlement payment was $3,056,000. Such amount was funded during 2006 with $1,834,000 from the Company’s cash reserves and $1,222,000 by a capital contribution to the Company from Mrs. Helmsley. There was no change in Mrs. Helmsley’s share of the Company’s distributions and profits as a result of such capital contribution, but an equivalent amount of the settlement expense was allocated to her.

The Company’s allocable share of the fees to service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in connection with the settlement and related transition is $405,174, including preparation of a draft solicitation for a vote to remove Helmsley-Spear, submission to the Real Estate Board of New York of claims regarding Helmsley-Spear, negotiation and conclusion of the settlement agreement, and conclusion of a new leasing agreement with CB Richard Ellis. These fees were advanced by Malkin Holdings without any charge for interest and, pursuant to consent of the Company’s members, reimbursed by the Company in June 2008.

The expenses funded by the Company under this Section (3) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

14. Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 13, 2012 the date the financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses (as described in Note 1) of 1333 Broadway Associates L.L.C. (the “Company”) for each of the three years in the period ended December 31, 2010. These statements of revenues and certain expenses are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Empire State Realty Trust, Inc. as described in Note 1, and are not intended to be a complete presentation of the Company’s revenues and expenses.

In our opinion, the statements referred to above present fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of 1333 Broadway Associates L.L.C. for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

November 28, 2011

1333 Broadway Associates L.L.C.

Statements of Revenues and Certain Expenses

(In Thousands)

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	Year ended December 31,
			2010	2009	2008
	(unaudited)	(unaudited)
Revenue:
Rental revenue	$10,105	$9,954	$13,584	$9,337	$7,524
Tenant expense reimbursements	846	951	1,280	1,082	2,842
Other property income	288	256	362	249	54

Revenue—Total	11,239	11,161	15,226	10,668	10,420

Certain expenses:
Rental operating	887	1,390	1,837	1,699	1,970
Utilities	776	1,111	1,479	1,094	1,094
Repairs and maintenance	294	533	771	614	604
Insurance	124	104	139	158	163
Real estate taxes	1,733	1,828	2,440	3,339	2,963
Management fees	91	91	121	123	118
General and administrative	283	224	312	298	289

Certain Expenses—Total	4,188	5,281	7,099	7,325	7,201

Revenues in excess of certain expenses	$7,051	$5,880	$8,127	$3,343	$3,219

See accompanying notes.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 1333 Broadway (the “Property”), an office property, located in New York, NY. The Property is owned by 1333 Broadway Associates L.L.C. (the “Company”). The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 50% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the periods presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property, have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, supervisory and related party fees and amortization of above and below market leases.

Unaudited Interim Financial Information

The statements of revenues and certain expenses for the nine months ended September 30, 2011 and 2010 are unaudited. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of the interim periods. All such adjustments are of a normal recurring nature.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. No lease cancellations fees were recognized for any of the periods presented.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses, of $148,431, $21,145, $234,286, $19,482 and $109,161 for the years ended December 31, 2010, 2009 and 2008 and the nine months ended September 30, 2011 and 2010, respectively.

Accounting Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from five to seventeen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2010, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2027 (in thousands):

2011	$12,363
2012	11,800
2013	11,923
2014	12,052
2015	12,470
Thereafter	87,430

Total	$148,038

NOTE 4. CONCENTRATION OF CREDIT RISK

Two tenants comprise approximately 54% of rental revenue for the year ended December 31, 2008. Three tenants comprise approximately 65% of rental revenue for the year ended December 31, 2009. Four tenants comprise approximately 83%, 82% and 84% of rental revenue for the year ended December 31, 2010 and the nine months ended September 30, 2011 and 2010, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenues and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1979 a service fee of 10% of the account interest.

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor and the final settlement agreement with Helmsley-Spear, Inc. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company entered into construction contracts with contractors for completion of the Property’s renovation project. For the year ended December 31, 2010, the amount of unpaid budgeted expenditures relating to the renovation project totals approximately $29,000,000. The total amount of the signed contracts has not been determined as of December 31, 2010 but those commitments do not exceed the unpaid budgeted expenditures.

Additionally, the Company entered into contracts with third parties for building repairs, alterations, or replacements. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Company’s operating results.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 13, 2012, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses (as described in Note 1) of 1350 Broadway Associates L.L.C. (the “Company”) for each of the three years in the period ended December 31, 2010. These statements of revenues and certain expenses are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Empire State Realty Trust, Inc. as described in Note 1, and are not intended to be a complete presentation of the Company’s revenues and expenses.

In our opinion, the statements referred to above present fairly, in all material respects, the revenues and certain expenses, as described in Note 2 of 1350 Broadway Associates L.L.C. for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

November 28, 2011

1350 Broadway Associates L.L.C.

Statements of Revenues and Certain Expenses

(In Thousands)

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	Year ended December 31,
			2010	2009	2008
	(unaudited)	(unaudited)
Revenue:
Rental revenue	$12,393	$11,723	$15,612	$13,720	$12,301
Tenant expense reimbursements	1,797	2,086	2,593	3,076	3,786
Other property income	210	103	138	463	50
Revenue—Total	14,400	13,912	18,343	17,259	16,137

Certain expenses:
Rental operating	1,554	1,783	2,466	2,478	2,347
Utilities	1,104	1,297	1,649	1,441	1,481
Repairs and maintenance	850	757	1,088	861	813
Insurance	114	103	140	160	164
Real estate taxes	2,391	2,459	2,960	3,501	3,049
Ground rent expense	73	99	123	136	136
Management fees	128	96	128	144	144
General and administrative	106	164	228	372	448
Certain Expenses—Total	6,320	6,758	8,782	9,093	8,582

Revenues in excess of certain expenses	$8,080	$7,154	$9,561	$8,166	$7,555

See accompanying notes.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 1350 Broadway (the “Property”), an office property, located in New York, NY. 1350 Broadway Associates L.L.C. (the “Company”) holds a long-term ground leasehold interest in the Property. The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 50% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the periods presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property, have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, supervisory and related party fees and amortization of above and below market leases.

Unaudited Interim Financial Information

The statements of revenues and certain expenses for the nine months ended September 30, 2011 and 2010 are unaudited. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of the interim periods. All such adjustments are of a normal recurring nature.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Total lease cancellation fees were $300,000 for the year ended December 31, 2009. There were no cancellation fees for the years ended December 31, 2010 and 2008 and the nine months ended September 30, 2011 and 2010, respectively.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses, of $111,951, $232,068, $173,430, $79,878 and $97,980 for the years ended December 31, 2010, 2009 and 2008 and the nine months ended September 30, 2011 and 2010, respectively.

Accounting Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from five to fifteen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2010, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2025 (in thousands):

2011	$14,399
2012	13,028
2013	12,059
2014	11,852
2015	10,909
Thereafter	64,140

Total	$126,387

NOTE 4. GROUND LEASE

On July 30, 1965, a ground lease (the “Ground Lease”) for the Property, with Aetna Life Insurance Company as Lessor, was assigned to the Company by 1350 Broadway Realty Corporation, with an initial term ending 1976. On April 25, 1978, the Company renewed the Ground Lease from August 1, 2001 through July 31, 2026 at an annual rent of $108,000. Aetna Life Insurance Company sold the fee title to GSL Enterprises, Inc. in 1983.

On August 23, 2010, the Company exercised an option to extend the Ground Lease for an additional term commencing on August 1, 2026 and expiring on July 31, 2050 at an annual rent of $72,000.

Minimum annual rentals are expensed on a straight-line basis over the term of the ground lease. Rent expense was $122,906, $135,666, $135,666, $73,040 and $98,560 for the years ended December 31, 2010, 2009 and 2008 and the nine months ended September 30, 2011 and 2010, respectively, which is included in the accompanying statements of revenue and certain expenses.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

Future minimum rents under the Ground Lease for each of the next five years and in the aggregate (through July 31, 2050) as of December 31, 2010 are:

Years Ending December 31,	(in thousands) Amount
2011	$108
2012	108
2013	108
2014	108
2015	108
Thereafter	2,871

$3,411

NOTE 5. CONCENTRATION OF CREDIT RISK

Two tenants comprise approximately 27%, 21%, 25% and 27% of rental revenue for the years ended December 31, 2010 and 2009 and the nine months ended September 30, 2011 and 2010, respectively. There were no tenants comprising more than 10% of rental revenue for the year ended December 31, 2008.

NOTE 6. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenues and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1978 a service fee of 10% of the account interest.

Under separate agreement to which the Company is not a party, Malkin Holdings also receives additional payments in respect of its profits interest from certain investors in the Company based upon current year distributions in excess of an annual threshold. These third party payments do not impose any obligation upon the Company or affect its operations.

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor and the final settlement agreement with Helmsley-Spear, Inc. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company entered into contracts with third parties for building repairs, alterations, or replacements. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Company’s operating results.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 13, 2012, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses (as described in Note 1) of 501 Seventh Avenue Associates L.L.C. (the “Company”) for each of the three years in the period ended December 31, 2010. These statements of revenues and certain expenses are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Empire State Realty Trust, Inc. as described in Note 1, and are not intended to be a complete presentation of the Company’s revenues and expenses.

In our opinion, the statements referred to above present fairly, in all material respects, the revenues and certain expenses, as described in Note 2, of 501 Seventh Avenue Associates L.L.C. for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

November 28, 2011

501 Seventh Avenue Associates L.L.C.

Statements of Revenues and Certain Expenses

(In Thousands)

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	Year ended December 31,
			2010	2009	2008
	(unaudited)	(unaudited)
Revenue:
Rental revenue	$10,913	$10,652	$13,883	$13,966	$14,262
Tenant expense reimbursements	2,210	2,646	3,429	3,323	3,397
Other property income	121	129	170	196	225

Revenue—Total	13,244	13,427	17,482	17,485	17,884
Certain expenses:
Rental operating	1,646	1,888	2,286	2,439	2,061
Utilities	1,491	1,700	2,195	1,998	2,157
Repairs and maintenance	513	516	1,062	660	659
Insurance	104	103	133	140	144
Real estate taxes	2,132	2,049	2,759	2,682	2,316
Management fees	157	148	206	210	217
General and administrative	316	416	665	508	278

Certain Expenses—Total	6,359	6,820	9,306	8,637	7,832

Revenues in excess of certain expenses	$6,855	$6,607	$8,176	$8,848	$10,052

See accompanying notes.

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 501 Seventh Avenue (the “Property”), an office property, located in New York, NY. The Property is owned by 501 Seventh Avenue Associates L.L.C. (the “Company”). The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 20.5% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party. The Property is currently subject to a ground lease with Seventh and 37th Building Associates L.L.C. (Lessor), an affiliate of the Predecessor of Empire State Realty Trust, Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the periods presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, ground rent (payable to affiliate), supervisory and related party fees and amortization of above and below market leases.

Unaudited Interim Financial Information

The statements of revenues and certain operating expenses for the nine months ended September 30, 2011 and 2010 are unaudited. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of the interim periods. All such adjustments are of a normal recurring nature.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. No lease cancellation fees were recognized for any of the periods presented.

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses, of $342, $706, $446, $241, and $494 for the years ended December 31, 2010, 2009 and 2008 and the nine months ended September 30, 2011 and 2010, respectively.

Accounting estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from one to fifteen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2010, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2024 (in thousands):

2011	$14,060
2012	13,034
2013	12,484
2014	12,157
2015	11,675
Thereafter	31,126

Total	$94,536

NOTE 4. CONCENTRATION OF CREDIT RISK

Two tenants comprise approximately 56% of rental revenue for the years ended December 31, 2010, 2009 and 2008 and the nine months ended September 30, 2011 and 2010.

NOTE 5. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenue and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Nine months ended September 30, 2011 and 2010 (unaudited) and years ended December 31, 2010, 2009 and 2008

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1978 a service fee of 10% of the account interest.

Under separate agreement with investors in the Company to which the Company is not a party, Malkin Holdings also receives additional payments in respect of its profits interest from investors in the Company based upon current year distributions to the investors in excess of an annual threshold. These third party payments do not impose any obligation upon the Company or affect its operations.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Company’s operating results.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 13, 2012, the date the financial statements were available to be issued.

Until                      (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

             Shares

Class A Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Goldman, Sachs & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee		$114,600
FINRA filing fee		$75,500
NYSE listing fee		*
Legal fees and expenses (including Blue Sky fees)		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be furnished by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On July 29, 2011, Anthony E. Malkin purchased 1,000 shares of our Class A common stock for an aggregate purchase price of $100.00 in a private offering. We will repurchase these shares at cost upon completion of this offering. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Prior to or concurrently with the completion of this offering, based on the mid-point of the range of prices on the cover of the prospectus, we will acquire, through a series of contributions and merger transactions, the assets and liabilities of the entities through which our predecessor holds our predecessor and the related properties and will issue                      operating partnership units and                      shares of our Class A common stock and will pay $                     in cash to holders of interests in our predecessor and the related properties. In addition, prior to or concurrently with the completion of this offering, we will issue                      shares of our Class B common stock to certain holders of interest in our predecessor and the related properties that receive operating partnership units. All of such persons had a substantive, pre-existing relationship with us and irrevocably committed to the transfer of such interests prior to the initial filing of this registration statement, and all such persons who will receive operating partnership units and/or shares of our common stock are “accredited investors” as defined under Regulation D of the Securities Act. Each such person is a holder of an interest in our predecessor and we have dealt with such persons throughout the time that such persons held interests in our predecessor. The issuance of such operating partnership units and common stock was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act in which no general solicitation was undertaken. All such persons were provided with and had access to information about the issuers of these securities including business objectives and historical property and financial information.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation or in any proceeding charging improper personal benefit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such. In addition, our equity incentive plan requires us to indemnify our directors and members of our compensation committee in connection with the performance of their duties, responsibilities and obligations under our equity incentive plan, to the maximum extent permitted by Maryland law.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors, executive officers and chairman emeritus, and certain other parties, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such. In addition, our operating partnership’s partnership agreement provides that we, as general partner, and our officers and directors are indemnified to the maximum extent permitted by law. Furthermore, following completion of this offering, we intend to purchase and maintain insurance on behalf of all of our directors and executive officers against or incurred by them in their official capacities, whether or not we are required or have the power to indemnify them against the same liability and, pursuant to the indemnification agreements, we will be required to maintain a comparable “tail” directors’ and officers’ liability insurance policy for six years after each director or executive officer ceases to serve in such capacity.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a)       Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)      Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement among Empire State Realty Trust, Inc. and the underwriters named therein

3.1	Form of Articles of Amendment and Restatement of Empire State Realty Trust, Inc.

3.2	Form of Bylaws of Empire State Realty Trust, Inc.

4.1*	Form of Specimen Common Stock Certificate of Empire State Realty Trust, Inc.

5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)

8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)

10.1	Form of Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P.

10.2	Form of Registration Rights Agreement among Empire State Realty Trust, Inc. and the persons named therein

10.3*	Empire State Realty Trust, Inc. Equity Incentive Plan

10.4*	Form of Restricted Stock Agreement

10.5*	Form of LTIP Agreement

Exhibit Number	Exhibit Description

10.6	Form of Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein

10.7*	Form of Indemnification Agreement among Empire State Realty Trust, Inc. and its directors and officers

10.8	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain members of the Malkin Group listed on the signature pages thereto

10.9	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain entities affiliated with the Helmsley estate listed on the signature pages thereto

10.10	Form of Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the private entities contributing properties in the consolidation

10.11	Form of Contribution Agreement among Empire State Realty Trust, Inc., Empire Realty OP, L.P. and each of the public entities contributing properties in the consolidation

10.12	Form of Merger Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the predecessor management companies

10.13	Representation, Warranty and Indemnity Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P., Anthony E. Malkin, Cynthia M. Blumenthal and Scott D. Malkin

10.14*	Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin

10.15	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Associates L.L.C.

10.16	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Company L.L.C.

10.17	Option Agreement among Empire Realty Trust, L.P. and 1400 Broadway Associates L.L.C.

10.18*	Form of Management Agreement

10.19	Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.20	First Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.21	Second Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.22	Replacement Promissory Note A-1 among Empire State Land Associates L.L.C. and Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

10.23	Consolidated, Amended and Restated Fee and Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

21.1*	List of Subsidiaries of Empire State Realty Trust, Inc.

23.1*	Consent of Clifford Chance US LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Margolin, Winer and Evens LLP

23.4	Consent of Rosen Consulting Group

24.1	Power of Attorney (included on the signature page to the registration statement)

*	To be filed by amendment.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 13, 2012.

Empire State Realty Trust, Inc.

By:	/s/ Anthony E. Malkin
Anthony E. Malkin Chief Executive Officer and President

POWER OF ATTORNEY

We, the undersigned officers and directors of Empire State Realty Trust, Inc., hereby severally constitute and appoint Anthony E. Malkin and David A. Karp, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures		Title	Date

By:	/s/ Anthony E. Malkin Anthony E. Malkin	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	February 13, 2012

By:	/s/ David A. Karp David A. Karp	Chief Financial Officer, Executive Vice President and Treasurer (Principal Financial and Accounting Officer)	February 13, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement among Empire State Realty Trust, Inc. and the underwriters named therein

3.1	Form of Articles of Amendment and Restatement of Empire State Realty Trust, Inc.

3.2	Form of Bylaws of Empire State Realty Trust, Inc.

4.1*	Form of Specimen Common Stock Certificate of Empire State Realty Trust, Inc.

5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)

8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)

10.1	Form of Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P.

10.2	Form of Registration Rights Agreement among Empire State Realty Trust, Inc. and the persons named therein

10.3*	Empire State Realty Trust, Inc. Equity Incentive Plan

10.4*	Form of Restricted Stock Agreement

10.5*	Form of LTIP Agreement

10.6	Form of Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein

10.7*	Form of Indemnification Agreement among Empire State Realty Trust, Inc. and its directors and officers

10.8	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain members of the Malkin Group listed on the signature pages thereto

10.9	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain entities affiliated with the Helmsley estate listed on the signature pages thereto

10.10	Form of Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the private entities contributing properties in the consolidation

10.11	Form of Contribution Agreement among Empire State Realty Trust, Inc., Empire Realty OP, L.P. and each of the public entities contributing properties in the consolidation

10.12	Form of Merger Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the predecessor management companies

10.13	Representation, Warranty and Indemnity Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P., Anthony E. Malkin, Cynthia M. Blumenthal and Scott D. Malkin

10.14*	Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin

10.15	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Associates L.L.C.

10.16	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Company L.L.C.

10.17	Option Agreement among Empire Realty Trust, L.P. and 1400 Broadway Associates L.L.C.

10.18*	Form of Management Agreement

10.19	Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

Exhibit Number	Exhibit Description

10.20	First Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.21	Second Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.22	Replacement Promissory Note A-1 among Empire State Land Associates L.L.C. and Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

10.23	Consolidated, Amended and Restated Fee and Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

21.1*	List of Subsidiaries of Empire State Realty Trust, Inc.

23.1*	Consent of Clifford Chance US LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Margolin, Winer and Evens LLP

23.4	Consent of Rosen Consulting Group

24.1	Power of Attorney (included on the signature page to the registration statement)

*	To be filed by amendment.